40 - 33.

FRANKLIN TEMPLETON
INVESTMENTS

Branch 18
811-05387

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL *Franklin Mutual Series Fund Inc

[redacted]

May 31, 2005

05058073

BEST AVAILABLE COPY

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: In re Mutual Funds Investment Litigation

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings filed in the above-mentioned consolidated action (which we previously reported to your office), which relate to the Franklin Templeton sub-track:

Omnibus and Individual Pleadings Related to Both the Consolidated Class & Derivative Action Tracks

1. Pritchard Capital's Supplemental Reply Supporting Motion to Dismiss
2. Reply Memorandum in Further Support of the Motion to Dismiss the Class and Derivative Claims Asserted Against the Bank of America Entities in Non-Bank of America Sub-Tracks
3. Common Reply Memorandum of Law in Further Support of the Broker Dealer Intermediary Defendants' Motion to Dismiss the Consolidated Class Action and Derivative Complaints
4. Omnibus Reply Brief of Certain of the Trader Defendants in Support of Their Motion to Dismiss the Consolidated Amended Complaints Filed by the Class Action Plaintiffs and the Fund Derivative Plaintiffs
5. Reply Memorandum of Franklin-Templeton Defendants
6. Defendants Prudential Securities, Inc. and Prudential Financial, Inc.'s Supplemental Reply Memorandum of Law in Further Support of the Broker Dealer Intermediary Defendants' Omnibus Motion to Dismiss the Consolidated Class Action and Derivative Complaints

Pleadings Related to the Consolidated Class Action Track

1. Supplemental Reply Brief of Daniel Calugar, DCIP, L.P. and Security Brokerage, Inc. in Support of Their Motion to Dismiss Consolidated Amended Class Action Complaint
2. Reply Memorandum in Support of Defendant Ritchie Capital Management, LLC's Supplemental Motion to Dismiss the Consolidated Amended Class Action Complaint
3. Reply Memorandum of Law of Defendant William N. Post II in Further Support of Supplemental Motion to Dismiss Plaintiff's Consolidated Amended Class Action Complaint
4. Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaints
5. Corrected Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss the Consolidated Amended Class Action Complaints

Pleadings Related to the Consolidated Fund Derivative Track

1. Reply Memorandum of law of Defendant William N. Post II in Further Support of Supplemental Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaint
2. Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUND INVESTMENT LITIGATION, This Document Relates To: All Tracks	MDL No. 1586 Nos. 04-MD-15861-CCB 04-MD-15862-AMD 04-MD-15863-JFM 04-MD-15864-JFM/CCB

PRITCHARD CAPITAL'S SUPPLEMENTAL REPLY SUPPORTING MOTION TO DISMISS

THOMAS K. POTTER, III (La. BN 17348)
(Lead Attorney)
Telephone: 504-582-8358
Fax: 504-589-8358
Email: tpotter@joneswalker.com

SARAH B. BELTER (La. BN 28494)
Telephone: 504-582-8518
Fax: 504-589-8518
Email: sbelter@joneswalker.com

JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Ave., 49th Floor
New Orleans, LA 70170

Attorneys for Pritchard Capital Partners, LLC

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Page

CASES

RULES, REGULATIONS & RELEASES

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUND INVESTMENT LITIGATION, This Document Relates To: All Tracks	MDL No. 1586 Nos. 04-MD-15861-CCB 04-MD-15862-AMD 04-MD-15863-JFM 04-MD-15864-JFM/CCB

PRITCHARD CAPITAL'S
SUPPLEMENTAL REPLY
SUPPORTING MOTION TO DISMISS

"Additional Defendant" Pritchard Capital Partners, LLC submits this short supplemental reply to those having opposed its motions to dismiss.[1]

I. REPEATING CONCLUSORY GROUP PLEADING DOES NOT CURE IT.

Plaintiffs assert knowing participation in a Rule 10b-5(a, c) scheme; but those conclusory labels are no substitute for the fact-specific allegations as to ***each*** defendant required by the PSLRA. Plaintiffs' oppositions do not address the substantive arguments raised by Pritchard Capital or any of the "four fallacies" underlying plaintiffs' allegations: (1) Not all market timing is illegal or wrong, *Pritchard Capital Bf at 4-6* (SEC agrees); (2) Not all market timing involved

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[1] They are:

Track 1 [04-15861(CCB)]: Pritchard Capital's Supp. Bf (Dkt 422); Excelsior Deriv. Pltfs (Dkt 489); Scudder Deriv. Pltfs (Dkt 491).

Track 2 [04-15862(AMD)]: Pritchard Capital's Supp. Bf (Dkt 612); Alliance Class Pltfs (Dkt 709); Franklin-Templeton Deriv. Pltfs (Dkt 712); Alliance Deriv. Plfts (Dkt 716); Bank of America Deriv. Pltfs (Dkt 717).

Track 3 [04-15863(JFM)]: Pritchard Capital's Supp. Bf (Dkt 916); Banc One Class Pltfs (Dkt 1114); Janus Deriv. Pltfs (Dkt 1115); One Group Deriv. Plfts (Dkt 1118); Putnam Class Pltfs (Dkt 1120); Alger Deriv. Pltfs (Dkt 1121); One Group Class Pltfs (Dkt 1122); Columbia Deriv. Pltfs (Dkt 1123); Allianz-Dresdner Deriv. Plfts (Dkt 1124); MFS Deriv. Pltfs (Dkt 1125); Putnam Deriv. Pltfs (Dkt 1126); and Columbia Class Pltfs (Dkt 1127).

Track 4 [04-15864(JFM/CCB)]: Pritchard Capital's Supp. Bf (Dkt 441); Strong Deriv. Pltfs (Dkt 522); Strong Class Pltfs (Dkt 525); and Invesco Deriv. Pltfs (Dkt 526).

deceptive acts or practices, *id. at 6-7*; (3) Having the box does not equal misusing it, and order *entry* time is irrelevant anyway, *id. at 8*; and (4) Allegations of dollar-volume-trading say nothing about whether the number of exchanges were manipulative. *Id. at 8-9.*

Instead, Plaintiffs' Oppositions merely repeat the same allegations, either again lumping together Pritchard – usually with Aurum and Trautman without differentiation – or with others, and providing "laundry lists" of so-called "specific" facts ***that do not even mention Pritchard Capital***. *See, e.g., Strong Class Bf* [04-15864, Dkt 525] at 7-9. Lacking specifics, the Putnam Class simply asks the Court to guess that Pritchard Capital *must have had* something like the Buffalo agreement. *Putnam Class* [04-15863, Dkt 1120] at 28 (pretermitting its significance).

Because these plaintiffs lack factual allegations raising a strong inference that Pritchard Capital knowingly participated in acts that it knew or reasonably should have known were manipulative or deceptive, their arguments ask the Court simply to *assume* the crucial premises that (1) ***all*** market timing was illegal or wrong (SEC concedes not); and (2) ***anyone*** involved in any way with timing trades thereby necessarily became a knowing participant in others' deceptive practices. But that is not sufficient, as Judge Blake held in the *Royal Ahold* decision on which plaintiffs rely. There, plaintiffs did not allege facts showing Resnick's knowledge that acts were deceptive, but relied instead solely on his participation in the process:

> The plaintiffs instead rely on group pleading and conclusory allegations to assert that because Resnick was the Chief Financial Officer of USF, and he reviewed and approved USF's financial reporting, he must have been involved in the fraud. This does not meet the heightened pleading requirements of the PSLRA and Rule 9(b) and therefore the claims against Resnick will be dismissed.

In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 383-84 (D. Md. 2004). Plaintiffs' allegations against Pritchard Capital are not sufficient; their complaints against it should be dismissed with prejudice.

II. PERSONAL JURISDICTION.

Pritchard Capital admits it had a New York City office,[2] and that the '34 Act conferred jurisdiction in those amended class complaints having brought such claims against Pritchard Capital.[3] But Pritchard Capital had to "use or lose" its 12(b)(2) defense in some of the actions. Fed. R. Civ. P. 12(h)(1). The suggestion by some derivative plaintiffs that the Court preserve but defer the issue, by dismissing that part of the motion ***without prejudice to its later re-assertion***, makes sense at this stage of these proceedings. *See, e.g., Order,* No. 04-15861 (Dkt 411)(Judge Blake).

III. CONCLUSION.

For the reasons demonstrated in its supplemental brief and reply, Pritchard Capital Partners, LLC urges the Court to dismiss the complaints as against it, with prejudice and without leave to amend, and for such other relief as equitable and just under the circumstances.

[2] Pritchard Capital *Bf* at 2. So the arguments in the Scudder Deriv. [04-15861, Dkt 491] at 11 and Alger Deriv. [04-15863, Dkt 1121] at 14 oppositions are moot if true.

[3] Pritchard Capital *Bf* at 10 n. 21. So the Putnam Class arguments [04-15863, Dkt 1120] at 37-38 were unnecessary.

May 20, 2005

Respectfully submitted,

/s/

THOMAS K. POTTER, III (La. BN 17348)
(Lead Attorney)
Telephone: 504-582-8358
Fax: 504-589-8358
Email: tpotter@joneswalker.com

SARAH B. BELTER (La. BN 28494)
Telephone: 504-582-8518
Fax: 504-589-8518
Email: sbelter@joneswalker.com

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Ave., 49th Floor
New Orleans, LA 70170

Attorneys for Pritchard Capital Partners, LLC

CERTIFICATE OF SERVICE

I hereby certify that I have served the foregoing pleading through the Court's CM/ECF Electronic Filing System, on May 20, 2005.

/s/

Thomas K. Potter, III

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	)	MDL-1586
	)	
[ALL TRACKS]	)	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

REPLY MEMORANDUM IN FURTHER SUPPORT OF THE MOTION TO DISMISS THE CLASS AND DERIVATIVE CLAIMS ASSERTED AGAINST THE BANK OF AMERICA ENTITIES IN NON-BANK OF AMERICA SUB-TRACKS

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Cases **Page**

Rules

The Bank of America entities join in the Broker-Dealer Omnibus Reply[1] and submit this supplemental memorandum of law in further support of their motion to dismiss the claims brought against them directly or derivatively by shareholders of mutual funds unaffiliated with any Bank of America entity.[2]

PRELIMINARY STATEMENT

The Bank of America entities' opening supplemental brief demonstrated that all claims against them in the Unaffiliated Fund Complaints must be dismissed. Plaintiffs' oppositions have done nothing to defeat this showing. Class plaintiffs' oppositions fail to demonstrate how plaintiffs' Section 10(b) claims are anything more than classic aiding and abetting claims, for which there is no private right of action, and their SLUSA arguments misstate the law. Similarly, fund derivative plaintiffs make no persuasive arguments that they should be permitted to pursue derivative actions in spite of the realities that they did not make demand, the fund trustees are enforcing the funds' rights, and plaintiffs do not own shares in the vast majority of the mutual funds on whose behalf they purport to sue.

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[1] The Bank of America entities do not join in the argument concerning Rule 22c-1 set forth in a footnote in Point II.C.3 of the Broker-Dealer Omnibus Reply. With respect to Point IV of the Broker-Dealer Omnibus Reply, see Supplemental Brief in the Bank of America Sub-Track at 16 n.12 (filed March 7, 2005).

[2] Since the Bank of America entities filed their supplemental memorandum addressing claims against them in non-Bank of America sub-tracks, a complaint was filed in the Van Kampen sub-track that named Bank of America entities. Pursuant to a stipulation between the parties dated March 14, 2005, the Bank of America entities are deemed to have moved to dismiss that action pursuant to the omnibus broker-dealer motion to dismiss, with the motion being supported by the various omnibus and supplemental memoranda of law filed in MDL-1586.

ARGUMENT

POINT I

THE CLAIMS ASSERTED AGAINST THE BANK OF AMERICA ENTITIES IN THE CLASS COMPLAINTS MUST BE DISMISSED

A. Plaintiffs state no claim under Section 10(b) of the Exchange Act.

The Bank of America entities showed in their opening brief that the Section 10(b) claims should be dismissed because they are at most "aiding and abetting" claims for which there is no private right of action. See Broker-Dealer Omnibus Opening Brief at 14-16; see also Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164, 191 (1994); Gariety v. Grant Thornton, LLP, 368 F.3d 356, 369 (4th Cir. 2004). Plaintiffs now attempt to rescue their Section 10(b) claims by putting forth a convoluted argument based on "scheme liability." E.g., Fund Class Omnibus Opp. at 17-22; Invesco Class Supp. at 17; Putnam Class Supp. at 32. The Bank of America entities join in the arguments made in the Broker-Dealer Omnibus Reply demonstrating that this "scheme liability" argument should be rejected.

Moreover, even if this Court allows the Section 10(b) claims against BAS based on Canary's trading to proceed, the Section 10(b) claims concerning trading by the Introducing Brokers' clients through BAS must be dismissed. See Opening Supp. at 6-8. Imposing liability on BAS merely for providing the Introducing Brokers with electronic trading platforms would violate the prohibition against imposing Section 10(b) liability on clearing brokers. See, e.g., Riggs v. Schappell, 939 F. Supp. 321, 325 (D.N.J. 1996) ("Generally, clearing brokers . . . are not liable [for] losses suffered by the acts of the introducing broker.").

None of the plaintiffs address the Bank of America entities' argument on this point. Plaintiffs instead focus on BAS's relationship with Canary, which was not a broker-dealer. The facts alleged with respect to the Canary relationship are irrelevant to whether plaintiffs can state a claim arising out of BAS's relationship with the Introducing Brokers.

Plaintiffs' memoranda in opposition only underscore the deficiency of their claims. Plaintiffs argue that the "Clearing Defendants knew that market timing trades were transacted through their trading platforms" and that they "substantially participated in the excessive trading" by "install[ing] equipment for timers and their brokers to use to execute market timing and late trading transactions." See, e.g., Columbia Class Supp. at 6 (citing Columbia Compl. ¶ 71); see also Bank One Compl. ¶ 43 ("Bank of America . . . knowingly or recklessly allow[ed] . . . market timing brokers . . . to use its electronic platform to engage in timing and late trading of One Group Funds."); Strong Compl. ¶ 107. This is the classic language of an aiding-and-abetting claim. See Gould v. American-Hawaiian Steamship Co., 535 F.2d 761, 779 (3d Cir. 1976) (plaintiffs must show the "alleged aiders' and abettors' knowledge" and their "substantial participation in the wrongdoing").

Plaintiffs' attempt in their opposition to buttress their allegations by describing defendants as "necessary" or "critical participants" in the allegedly fraudulent scheme, see, e.g., Columbia Class Supp. at 9, is unavailing and does not remove the allegations from the category of aiding and abetting. See, e.g., United States v. Cobb, 1997 WL 289701, at *2 (6th Cir. May 29, 1997) (describing an aider and abetter as having "played a necessary role"); United States v. O'Campo, 973 F.2d 1015, 1027 (1st Cir. 1992) (aider and abetter played "a critical role in the transaction").

The court in In re Blech Sec. Litig., 961 F. Supp. 569 (S.D.N.Y. 1997), was presented with similar allegations that the clearing broker in question "knowingly and substantially assisted [in] clearing the fraudulent trades." Id. at 584. Applying Central Bank, the court held that these allegations "amount to no more than a non-existent claim of aiding and abetting." Id. To allege an actionable, primary violation, plaintiffs must allege that clearing defendant "directed," "instigat[ed]," "demand[ed]," or "contrived" "the allegedly fraudulent trades." Id. In other words, plaintiffs must allege that the clearing broker was the entity "making decisions regarding the [trades]." Dillon v. Militano, 731 F. Supp. 634, 636 (S.D.N.Y. 1990); see also Riggs, 939 F. Supp. at 328 (dismissing claims against clearing defendants because "plaintiffs do not allege . . . that these defendants had any direct role in [the] individual investments").

Plaintiffs' complaints contain no such allegations. Nor do plaintiffs point the Court to anything to suggest that BAS had a duty to monitor or supervise the activities of the independent Introducing Brokers. To the contrary, as plaintiffs themselves acknowledge, "BAS entered into clearing agreements with these [Introducing Brokers] that, among other things, obligated them to comply with the securities laws." Alliance Deriv. Compl. ¶ 101; see Riggs, 939 F. Supp. at 329 (no duty to supervise); Stander v. Fin. Clearing & Servs. Corp., 730 F. Supp. 1282, 1287 (S.D.N.Y. 1990) (dismissing claims against clearing broker because agreement provided that introducing broker remained "responsible for assuring that all activity . . . comports with applicable rules").

Accordingly, plaintiffs fail to state a primary violation of Section 10(b), and their claims must be dismissed.

B. The Section 10(b) claims against BAC must be dismissed.

Even if this Court permits any of the Section 10(b) claims to proceed against BAS, this Court should nevertheless dismiss all Section 10(b) claims against BAC, the bank-holding company at the top of the Bank of America corporate structure. As set forth in the Bank of America entities' opening brief, while a number of the Unaffiliated Fund Complaints purport to allege claims under Section 10(b) of the Exchange Act against BAC, none of these complaints contain any allegations that anyone at BAC had any involvement with the alleged wrongdoing. Opening Supp. at 7-8. The allegations that plaintiffs make concern primarily BAS, a broker-dealer that is an indirect subsidiary of BAC, and none of them concern BAC itself. There are no allegations that anyone at BAC made any statements to anyone. Id. Nor are there any allegations going to the scienter of anyone at BAC (as opposed to BAS). Id. As such, plaintiffs have not satisfied the particularized pleading requirements for a Section 10(b) claim under the PSLRA and Fed. R. Civ. P. 9(b) and all the Section 10(b) claims against BAC must therefore be dismissed. Id.

Plaintiffs' responses to these showings are completely unpersuasive. To the extent that plaintiffs attempted to respond at all, they missed the point entirely and attempted to justify their Section 10(b) claims against BAC with references only to actions at BAS or related subsidiaries, not BAC. See, e.g., Alliance Class Supp. at 12; Janus Class Supp. at 14; Strong Class Supp. at 7-8. Plaintiffs cannot state a claim against a parent corporation based solely on allegations targeting one of its subsidiaries. See United States v. Bestfoods, 524 U.S. 51, 52 (1998) ("a parent corporation . . . is not liable for the acts of its subsidiaries.").[3]

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[3] The Columbia class plaintiffs now contend that their claim against BAC under Section 34(b) of the ICA is brought against BAC solely in its capacity as the present parent of the Columbia Management entities. See Columbia Class Opp. at 42. The reasons why that claim must be dismissed are therefore set forth in the Columbia Supplemental Reply.

C. Plaintiffs' state-law claims are preempted by SLUSA.

For the reasons set forth in the Fund Class Omnibus Reply and the Broker-Dealer Omnibus Reply, class plaintiffs' contention that their state-law claims are not preempted by SLUSA are unpersuasive.

POINT II

THE CLAIMS ASSERTED AGAINST THE BANK OF AMERICA ENTITIES IN THE UNAFFILIATED FUND DERIVATIVE COMPLAINTS MUST BE DISMISSED

The opening motion-to-dismiss briefs demonstrated that the fund derivative plaintiffs fail multiple, independent standing requirements for pursuing a derivative action. See Fund Derivative Omnibus Opening Brief at 13-20, 43-49; Broker-Dealer Omnibus Opening Brief at 66-68. These briefs showed that plaintiffs fail to satisfy their burden under Fed. R. Civ. P. 23.1 to establish that the trustees of the unaffiliated funds are not enforcing the funds' rights; that plaintiffs' failure to make demand cannot be excused; and that plaintiffs cannot sue derivatively on behalf of funds of which they do not own shares. Id. The fund derivative plaintiffs' responses to these arguments are completely unpersuasive, for the reasons set forth in the Fund Derivative Omnibus Reply and the Broker-Dealer Omnibus Reply.

In addition, the fund derivative plaintiffs in the unaffiliated fund sub-tracks do not dispute that they do not own shares in approximately 175 of the approximately 231 mutual funds that they allege were market-timed by Canary or the Introducing Brokers through BAS's electronic trading platform. See Opening Supp. Ex. 2. They nevertheless contend that they should be permitted to pursue litigation on behalf of those 175 funds in which they have no financial interest. See Fund Derivative Omnibus Opp. at 67-81. Plaintiffs' argument is contrary to the law, see Opening Supp. at 11-13, and would set a disturbing precedent for client-less litigation.

CONCLUSION

The claims against the Bank of America entities in the Unaffiliated Fund Complaints should be dismissed.

Respectfully submitted,

WACHTELL, LIPTON, ROSEN & KATZ

By: /s/ Stephen R. DiPrima
Stephen R. DiPrima
Martin J.E. Arms
Sarah Fern Meil

51 West 52nd Street
New York, New York 10019
(212) 403-1000 (phone)
(212) 403-2000 (facsimile)

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000 (phone)
(410) 580-3001 (facsimile)

Attorneys for Bank of America Corporation, Bank of America, N.A., and Banc of America Securities, LLC

May 20, 2005

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION, This Document Relates To: All Tracks	MDL No. 1586 Nos. 04-MD-15861-CBB 04-MD-15862-AMD 04-MD-15863-JFM 04-MD-15864-FPS

COMMON REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF THE BROKER DEALER INTERMEDIARY DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED CLASS ACTION AND DERIVATIVE COMPLAINTS

TABLE OF CONTENTS

TABLE OF AUTHORITIES

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STATUTES, RELEASES & OTHER AUTHORITIES

The Broker Dealer Intermediary Defendants respectfully submit this Common Reply Memorandum of Law in further support of their Motion to Dismiss the Plaintiffs' Consolidated Class Action and Derivative Complaints (collectively, the "Complaints") pursuant to Fed. R. Civ. P. 8, 9(b) and 12(b)(6), the Private Securities Litigation Reform Act (the "PSLRA") and the Securities Litigation Uniform Standards Act ("SLUSA").[1]

PRELIMINARY STATEMENT

In their Opening Brief, the Broker Dealer Intermediary Defendants set forth numerous reasons for dismissing plaintiffs' claims, including the class plaintiffs' failure to satisfy *Central Bank*, their failure to state claims under Section 10(b) and Rule 10b-5 under the federal securities laws, their inability to maintain state claims by virtue of SLUSA, and the derivative plaintiffs' failure to make the required pre-suit demand on the Funds. Plaintiffs try to excuse their failure to plead any of the most basic elements of a securities fraud claim by referring to this case as not being "typical" or "garden variety."[2] Plaintiffs, however, do not explain how they have alleged a viable securities fraud case of any type, typical or otherwise.

As discussed in the Opening Brief, plaintiffs allege merely that the Broker Dealer Intermediary Defendants assisted market timing by others by (i) executing or clearing trades for market timers, (ii) financing market timing transactions, and/or (iii) negotiating permission with certain mutual funds for their customers or counterparts to market time. As they put it in their Opposition Brief, plaintiffs assert that the Broker Dealer Intermediary Defendants "enabled" the

[1] For a complete listing of the Broker Dealer Intermediary Defendants and the Complaints in which they are named, we respectfully refer the Court to the Broker Dealer Intermediary Defendants' Common Memorandum of Law in Support of their Motion to Dismiss the Plaintiffs' Consolidated Class Action and Derivative Complaints ("Opening Brief" or "BDID Omn. Br."), at 1 and Exhibits A and B thereto.

[2] *See* Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of Their Motions to Dismiss, dated April 22, 2005 ("Opposition Brief" or "Class Pl. Br.") at 2, 13, 14, 23, 35-36.

trading by the Trader Defendants. Class Pl. Br. at 1, 27. Such allegations, at most, sound in aiding and abetting liability which the Supreme Court barred in *Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.*, 511 U.S. 164 (1994).

Plaintiffs attempt to elude *Central Bank*'s prohibition of secondary liability simply by contending that the Broker Dealer Intermediary Defendants participated in a "scheme" to defraud them. But merely reciting the word "scheme" does not make *Central Bank* go away. Plaintiffs do not allege, as they must, that any of the Broker Dealer Intermediary Defendants themselves engaged in deceptive or manipulative acts or served as the architect of a fraudulent scheme involving multiple players. The Broker Dealer Intermediary Defendants' alleged role of financing, executing and clearing the trades of others would not have established even secondary liability prior to *Central Bank* and, surely, cannot serve as the predicate for primary liability after *Central Bank*. Plaintiffs ignore the cases cited in the Opening Brief and instead rely improperly on cases which can be easily distinguished. *See* Point I, *infra*.

Plaintiffs also fail to explain how they have alleged the basic and requisite elements of a Section 10(b) and Rule 10b-5 claim. In particular, plaintiffs fail to allege that they actually relied on any specific fraudulent statements or acts by the Broker Dealer Intermediary Defendants. In the Opening Brief, the Broker Dealer Intermediary Defendants maintained that plaintiffs cannot rely on the "fraud on the market" presumption of reliance as the Complaints fail to allege that the fund shares purchased by plaintiffs are traded on an efficient market. Stated simply, the price paid for the fund shares is a function of the value of the underlying securities in the fund's portfolio and has nothing to do with the accuracy of market information concerning the market timing practices at which the Complaints are directed. Plaintiffs provide no substantive response to this argument; rather, they merely state that mutual funds must incorporate market information efficiently because the underlying securities which comprise the funds and the composite prices of which determine the funds' net asset values ("NAVs") are each traded on an efficient market. This argument misses the mark entirely, as the funds' NAVs are not alleged to have been adversely affected by misrepresentations concerning the underlying securities, but rather by misrepresentations concerning the mutual funds' market timing policies. In addition, plaintiffs cannot claim a presumption of reliance under the doctrine of *Affiliated Ute* because plaintiffs have conceded that they did not rely on any omissions on the part of the Broker Dealer Intermediary Defendants. *See* Point II.B, *infra*.

With regard to scienter, the Broker Dealer Intermediary Defendants demonstrated in their Opening Brief that plaintiffs do not allege with the requisite particularity that each Defendant harbored an intent to perpetrate a fraud and instead rely on impermissible group pleading by lumping all of the Broker Dealer Intermediary Defendants together in paragraphs asserting boilerplate claims of scienter. Plaintiffs relegate their response to these assertions to a footnote, contending contrary to well-settled law that the PSLRA's prohibition against group pleading does not apply to allegations of scienter. Moreover, in attempting to rebut the Broker Dealer Intermediary Defendants' charges of unparticularized pleading, plaintiffs cite selectively to allegations culled from five of the thirty-six Complaints naming various Broker Dealer Intermediary Defendants. By cherry-picking allegations from a handful of Complaints, plaintiffs misrepresent the pervasiveness of the allegations in the various Complaints. In addition, in utter disregard of the profusion of statements by the SEC and federal courts that market timing is not illegal cited in the Broker Dealer Intermediary Defendants' Opening Brief, plaintiffs maintain that their bare allegations that the Broker Dealer Intermediary Defendants facilitated market timing are sufficient to establish scienter. Absent allegations that the Broker Dealer Intermediary

Defendants believed they were assisting the funds in perpetrating a fraud, which allegations are not and cannot be made, plaintiffs fail to allege scienter. *See* Point II.C, *infra*.

Plaintiffs' allegations of loss causation are equally deficient. In their Opening Brief, the Broker Dealer Intermediary Defendants pointed out plaintiffs' failure to allege how the brokerage, clearing or financing activities of the Broker Dealer Intermediary Defendants proximately caused plaintiffs' alleged losses and cited several decisions holding as a matter of law that such activities do not constitute proximate cause for purposes of Section 10(b). Plaintiffs completely ignore this authority, which addresses the precise acts the Broker Dealer Intermediary Defendants are alleged to have performed. Moreover, plaintiffs' theory of loss causation – that the defendants' omissions regarding market timing caused plaintiffs to purchase their mutual fund shares at an artificially inflated price – does not withstand scrutiny. First, plaintiffs admit elsewhere in their brief that they do not allege that the Broker Dealer Intermediary Defendants made any material omissions – only the Fund Defendants allegedly did so. Thus, the omissions theory does not explain plaintiffs' contention that the Broker Dealer Intermediary Defendants caused plaintiffs' losses. And the theory that omissions by anyone regarding market timing caused plaintiffs' losses here also does not pass muster because, as the United States Supreme Court recently held, allegations of an inflated purchase price are insufficient for purposes of pleading loss causation where plaintiffs fail to plead that the security's value declined after the fraudulent misrepresentations or omissions were revealed to the public. *See Dura Pharms., Inc. v. Broudo*, 125 S. Ct. 1627 (2005). Plaintiffs' failure to allege that the price of their mutual fund shares dropped or was otherwise corrected after the market timing scandal came to public light on September 3, 2003 following the New York

Attorney General's announced settlement with Canary Capital Partners for alleged market timing abuses, or at any other particular point in time, is fatal to their Complaints. *See* Point II.D, *infra*.

Plaintiffs also have no response to the Broker Dealer Intermediary Defendants' argument that their "late trading" allegations do not state a claim under Section 10(b) or Rule 10b-5. As discussed in the Opening Brief, plaintiffs cannot bootstrap alleged violations of Rule 22c-1 of the Investment Company Act of 1940 (the "ICA"), or the forward-pricing rule – which does not provide a private right of action – into a Section 10(b) and Rule 10b-5 claim. In their Opposition Brief, plaintiffs fail to cite any authority to support their attempt to assert a Rule 22c-1 claim in the guise of Section 10(b) and Rule 10b-5. *See* Point III, *infra*.

In addition, plaintiffs assert without citation to any authority that "holders" of mutual funds who did not enter into any purchase or sale transactions during the proposed class period but whose shares purportedly lost value due to defendants' alleged acts, have standing to assert claims under Section 10(b) and Rule 10b-5. As discussed below, it is well-settled that private actions under Section 10(b) and Rule 10b-5 can be brought only by purchasers or sellers of securities. Plaintiffs cannot evade this requirement by simply arguing that the so-called holders' losses occurred during the class period. *See* Point IV, *infra*.

The class action plaintiffs also purport to bring various state-law claims. These state-law claims are precluded by SLUSA, which preempts any claims in a class action brought under state law alleging a misrepresentation or omission of material fact in connection with the purchase or sale of a security. Plaintiffs' argument that SLUSA does not apply here because their state-law claims do not include fraud as a "formal" element is legally groundless. As the plain language of the statute makes clear, the relevant test under SLUSA is whether misrepresentations or omissions are alleged, which here they plainly are. Plaintiffs' assertion that the inclusion of "holders" of securities in their class of purchasers defeats SLUSA preemption is equally unpersuasive. Indeed, the courts are uniform in holding that a mixed class of purchasers and holders falls squarely within SLUSA. *See* Point V, *infra*.

The derivative plaintiffs' claims against the Broker Dealer Intermediary Defendants purportedly brought on behalf of the mutual funds also should be dismissed as these plaintiffs failed to make the necessary pre-suit demand prior to filing their lawsuits. Even if this Court determines that demand is excused with respect to the claims brought derivatively against the directors and trustees of the various mutual funds, demand cannot be excused with respect to claims brought against unaffiliated defendants such as the Broker Dealer Intermediary Defendants where, as here, plaintiffs have done nothing more than plead in conclusory fashion that the fund directors and trustees were complicit in the activities of these defendants. *See* Point VI, *infra*.

ARGUMENT

POINT I

PLAINTIFFS HAVE NO ANSWER FOR *CENTRAL BANK*

Having abandoned their claim that the Broker Dealer Intermediary Defendants made any misstatements or omissions in violation of Rule 10b-5(b) (*see* Class Pl. Br. at 13), plaintiffs now rest their contentions of primarily liability solely on vague and conclusory allegations of "scheme liability." Specifically, plaintiffs allege that the Fund Defendants and Trader Defendants engaged in a supposed deceptive "scheme" to permit market timing, in violation of the Funds' prospectuses, and late trading and pricing in violation of Section 22 of the ICA, earning the Fund Defendants huge fees and the Trader Defendants large profits. According to plaintiffs, the Fund Defendants played a "dominant role" in the "scheme." Class Pl. Br. at 85.

In contrast, the role allegedly played by the Broker Dealer Intermediary Defendants in this "scheme" was that they supposedly "enabled" the trading by the Trader Defendants and thereby "made it all happen." Class Pl. Br. at 1, 27.

The mere invocation of the term "scheme" to describe a defendant's actions does not satisfy *Central Bank*. *See* BDID Omn. Br. at 17-21. As discussed below, plaintiffs' allegations against the Broker Dealer Intermediary Defendants are inadequate to state a primary violation under Section 10(b) and Rule 10b-5(a) and (c). First, there are no adequately pled allegations that any of the Broker Dealer Intermediary Defendants themselves committed a deceptive or manipulative act or served as the architect, driving force or main beneficiary of a multi-actor "scheme" that caused injury to plaintiffs. *See* BDID Omn. Br. at 17-18. Second, the "facilitator" role ascribed to the Broker Dealer Intermediary Defendants would not have established even secondary liability prior to *Central Bank* and, certainly, cannot lead to primary liability after the *Central Bank* decision. *See id.* at 15-16 and 19 n.42. Third, and finally, the cases relied upon by plaintiffs to support their theory of scheme liability are easily distinguished.

A. Plaintiffs' Fail To Allege That The Broker Dealer Intermediary Defendants Committed Any Deceptive Or Manipulative Acts Or Were The Architects Of A Deceptive Or Fraudulent Scheme That Caused Plaintiffs' Injury

As discussed in the Broker Dealer Intermediary Defendants' Opening Brief (at 13-17), under *Central Bank*, a primary violation of Section 10(b) and Rule 10b-5 requires that plaintiffs plead and prove that the defendant in question (i) committed a deceptive or manipulative act aimed at plaintiffs, *Central Bank*, 511 U.S. at 191; *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 380 (D. Md. 2004) (Blake, J.); *In re Dynegy, Inc. Sec. Litig.*, 339 F. Supp. 2d 804, 915 (S.D. Tex. 2004); *In re Homestore.com, Inc. Sec. Litig.*, 252 F. Supp. 2d 1018, 1039-40 (C.D. Cal. 2003), or (ii), if alleged to be a participant in a fraudulent or deceptive scheme, played a prominent or lead role, such as that of a director or architect in the alleged scheme. *See, e.g., In re Global Crossing, Ltd. Sec. Litig.*, 322 F. Supp. 2d 319, 336-37 (S.D.N.Y. 2004) (finding primary scheme violation alleged when defendant "masterminded" sham transactions and served as "chief architect and executor" of scheme); *Scone Investments, L.P. v. American Third Market Corp.*, No. 97 Civ. 3802 (SAS), 1998 WL 205338, at *8 (S.D.N.Y. April 28, 1998) (requiring "[i]ntimate," "hands-on involvement" and participation in "key decisions" about the details of the fraud) (internal quotes omitted); *Homestore.com*, 252 F. Supp. 2d at 1039-1040 (primary scheme liability attaches only to those who "employ" the scheme to defraud investors). Indeed, the SEC itself has maintained, relying on the very words of the Statute and the Rule the SEC promulgated thereunder, that liability under Rule 10b-5(a) and (c) attaches only to those participants who themselves engage in a deceptive or manipulative act that causes plaintiffs harm. *See* Brief of the SEC, *amicus curiae, Simpson v. Homestore.com, Inc.*, No. 04-55665 at 20 (9th Cir. Oct. 2004).[3]

Moreover, a defendant cannot be liable under Rule 10b-5 unless plaintiffs plead and prove that they, either directly or as a member of the investing public, were deceived by the acts of that particular defendant.[4] *See, e.g., Kamerman v. Steinberg*, 891 F.2d 424, 431 (2d Cir. 1989) (dismissing derivative claim where corporation had not been deceived by allegedly fraudulent activities); *Antigenics Inc. v. U.S. Bankcorp Piper Jaffray, Inc.*, 03 Civ. 0971, 2004

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[3] Plaintiffs acknowledge this deception requirement in their quotation from *Cooper v. Pickett*, 137 F.3d 616 (9th Cir. 1998) on page 22 of their Opposition Brief: "*Central Bank* does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme." *Id. at 625*. (emphasis added).

[4] The Supreme Court of the United States again confirmed in its recent decision in *Dura*, 125 S. Ct. at 1632, that the implied private right of action under Section 10(b) and Rule 10b-5 has its "roots" in the "common law tort of deceit."

U.S. Dist. Lexis 20405, at *8 (S.D.N.Y. Oct. 8, 2004) ("*Section 10(b) and Rule 10b-5* do not afford plaintiffs with a cause of action when others are deceived. Only a plaintiff who is himself deceived into entering a stock transaction on unfavorable terms may sue for securities fraud") (emphasis in original); *Manela v. Garantia Banking Ltd.*, 5 F. Supp. 2d 165, 173 (S.D.N.Y. 1998) (plaintiff must be deceived to prevail on a Rule 10b-5 claim.).

Plaintiffs' pleadings fail to meet any of these primary liability requirements. First, plaintiffs do not allege, nor could they allege, that brokerage activities, including extending credit, providing trading platform services, offering financial vehicles such as derivatives and swaps, and executing trade orders (*see* Class Pl. Br. at 29-31) themselves constituted manipulative or deceptive conduct, much less deceptive conduct aimed at the plaintiff class.

For example, while plaintiffs allege in vague and entirely conclusory terms that certain Broker Dealer Intermediary Defendants "negotiated" timing capacity with the Funds, they fail to allege how such conduct could have been manipulative or deceptive, much less how it deceived them. The gravamen of plaintiffs' allegations is that the Funds violated the terms of their own prospectuses, and by their own admission, plaintiffs have no claim against the Broker Dealer Intermediary Defendants concerning those prospectuses. Indeed, plaintiffs do not allege that they were customers of the Broker Dealer Intermediary Defendants or that they had any communications or other dealings with those Defendants.[5] Plaintiffs' "negotiated" timing capacity allegations amount to nothing more than that the Broker Dealer Intermediary Defendants provided "execution" of trades for their customers, which is exactly what brokers have an obligation to do. *See De Kwiatkowski v. Bear, Stearns & Co.*, 306 F.3d 1293, 1302 (2d

[5] Nor for that matter, do plaintiffs allege that any of these activities deceived the Funds or any other mutual fund investors.

Cir. 2002) (broker must diligently and competently execute client's trades); *Independent Order of Foresters v. Donald, Lufkin & Jenrette, Inc.*, 157 F.3d 933, 940-41 (2d Cir. 1998) (recognizing that a broker's duties in nondiscretionary accounts consist primarily of "the duty to execute requested trades"). Such conduct, by definition, cannot be deceptive or manipulative.

Ultimately, plaintiffs resort to the claim that the Broker Dealer Intermediary Defendants somehow "provide[d] cover for the funds who were responsible for preventing market timing." Class Pl. Br. at 24. To the extent that such claim amounts to anything more than that the Broker Dealer Intermediary Defendants helped execute presumptively lawful trades, it is not even alleged in the Complaints. Moreover, nothing in plaintiffs' pleadings or Briefs supports or explains what "providing cover" means, which Broker Dealer Intermediary Defendants did it, how they did it, why it is fraudulent or deceptive, or how it defrauded or deceived them. Plaintiffs cannot cure defective pleadings through a legal memorandum.[6] Even if plaintiffs had made such "cover" allegations in their pleadings, however, their vague statements would fail in every respect to meet the fundamental particularity requirements of Rule 9(b) and the PSLRA. *See In re Royal Ahold*, 351 F. Supp. 2d at 372 ("to survive a motion to dismiss . . . Plaintiffs must . . . specify 'what manipulative acts were performed, which defendants performed them, when the manipulative acts were performed and what effect the scheme had on the market for the securities at issue").[7]

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[6] *See, e.g., Morgan Distributing Co., Inc. v. Unidynamic Corp.*, 868 F. 2d 992, 995 (8th Cir. 1989) (it is axiomatic that a complaint may not be amended by the briefs in opposition to a motion to dismiss.); *Fadem v. Ford Motor Co.*, 352 F. Supp. 2d 501, 516 (S.D.N.Y. 2005) (same); *In re Livent, Inc. Noteholders Sec. Litig.*, 151 F. Supp. 2d 371, 432 (S.D.N.Y. 2001) (same).

[7] To the extent plaintiffs seek to imply that the Broker Dealer Intermediary Defendants are liable for failure to disclose the existence of a scheme which they were assisting, such an argument fails both because it has not been alleged in the Complaints with any particularity and because silence is not actionable absent a duty to speak, and it is well established that the Broker Dealer Intermediary Defendants had no such duty to the plaintiffs or the public. *See* BDID Omn. Br. at 26-28; *Chiarella v.*

Finally, allegations such as these that involve a defendant performing normal brokerage and financing services would not pass muster under pre-*Central Bank* law to establish even secondary liability under Rule 10b-5. *See, e.g., Ross v. Bolton*, 904 F.2d 819, 823-824 (2d Cir. 1990) (allegations that clearing broker extended loans on margin cannot ground either primary or secondary liability).[8] Such allegations certainly cannot establish primary liability under *Central Bank* and its progeny. As stated by one District Court in dismissing a Section 10(b) claim against a broker-dealer and financier, "plaintiffs cannot invoke subsections (a) and (c) of Rule 10b-5 to circumvent *Central Bank's* limitations on liability for a secondary actor's involvement . . ." *In re Dynegy*, 339 F. Supp. 2d at 916 (dismissing claim that Citigroup had violated Rule 10b-5(a) and (c) by structuring, financing and executing two major series of transactions that allegedly helped Dynegy conceal corporate debt and artificially inflate its net income and cash flows: "Under *Central Bank* the aid that Citigroup provided Dynegy is not actionable under § 10(b)"); *see also Scone Invs.*, 1998 WL 205338, at *8 (financing of the primary violator's fraudulent purchase of securities cannot ground primary liability because it

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United States, 445 U.S. 222, 235 (1980); *Schatz v. Rosenberg*, 943 F.2d 485, 490 (4th Cir. 1991) ("Silence, absent a duty to disclose, does not violate Section 10(b) and Rule 10b-5"), *cert. denied sub nom.*, 503 U.S. 936 (1992). Indeed, such disclosure would violate the Broker's duty of confidentiality to their customers as well as their obligations to customers to execute their trades. *See, e.g., Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Ran*, 67 F. Supp. 2d 764, 772 (E.D. Mich. 1999) ("Maintaining the confidentiality of customers' private financial affairs is paramount to the reputation and continued business success of the firm").

[8] *See also Connolly v. Havens*, 763 F. Supp. 6, 10-11 (S.D.N.Y. 1991) (performance of ordinary clearing functions does not give rise to either primary or secondary liability under Rule 10b-5); *Chase Manhattan Bank, N.A. v. Fidata Corp.*, 700 F. Supp. 1252, 1263 (S.D.N.Y. 1988) ("The allegations that Chase provided overnight financing to [its customer] . . . are also insufficient . . . Whether or not the provision of overnight financing made it easier for [the customer] to perpetrate its fraud, it is not the type of wrong that the securities laws proscribe"); *Delany v. Blunt, Ellis & Loewi*, 631 F. Supp. 175, 181 (N.D. Ill. 1986) ("The mere act of extending financing" does not form the basis for § 10(b) liability); 4 Alan R. Bromberg & Lewis D. Lowenfels, *Bromberg & Lowenfels on Securities Fraud & Commodities Fraud* § 7:322 (2d ed. 1994) ("ordinary business activity by itself is not likely to be substantial assistance...[t]he ordinary is typically not significant...[a]nd it can easily be performed by others").

amounts to nothing more than the routine function of a lending institution: "While Standard Bank's acts of . . . financing [co-defendant's fraudulent transactions] . . . facilitated – and even precipitated – [co-defendant's] misrepresentation, such conduct does not amount to a primary violation"); *Primavera Familienstiftung v. Askin*, No. 95 Civ. 8905, 1996 WL 494904, at *6-7 (S.D.N.Y. Aug. 30, 1996) (allegations that brokers "enabled the ACM Defendants to sell interests in the funds" insufficient to allege primary liability: "These allegations at their core, still constitute, at most, aiding and abetting"); *Fezzani v. Bear, Stearns & Co. Inc.*, No. 99 Civ. 0793, 2004 WL 744594, at *19-20 (S.D.N.Y. Apr. 6, 2004) (clearing broker not primarily liable in the absence of pleading and proof that it "directed or contrived" unlawful trades).

B. Plaintiffs' Authorities Do Not Support Primary Liability For The Conduct Alleged <u>In Their Complaints Against The Broker Dealer Intermediary Defendants</u>

None of the cases on which plaintiffs purport to rely supports the imposition of primary liability on parties that engaged in the sort of "facilitating" conduct alleged against the Broker Dealer Intermediary Defendants here. Plaintiffs place principal reliance on two cases: *SEC v. U.S. Envtl. Inc.*, 155 F.3d 107 (2d Cir. 1998), and *Newby v. Enron Corp.* 310 F. Supp. 2d 819 (S.D. Texas 2004). *See* Class Pl. Br. at 24-25. Both cases are easily distinguished because they involved allegations that the relevant defendants engaged in specific sham transactions that were inherently manipulative or deliberately intended to deceive investors, and were central or substantial participants in the alleged schemes. For example, in *U.S. Envtl.*, the Second Circuit held that a broker-dealer and one of its traders could be held primarily liable for stock manipulation where the broker-dealer itself hatched a scheme with a stock promoter to falsely create and then manipulate the market in shares of U.S. Environmental. 155 F.3d at 112. The court held that the broker-dealer and trader had themselves engaged in classic "manipulative" and "deceptive" conduct by, *inter alia*, (i) effecting fraudulent "wash sales" and "matched orders" and sham transactions involving offers, purchases and sales of U.S. Environmental stock in return for promises of risk-free profit from the promoter, and (ii) manipulating the market for the stock through directed and controlled trades and trades involving undisclosed nominees. These defendants were thus accused of deliberately manipulating a public market for securities by engaging in specific sham transactions that were intended to mislead investors. *Id.* at 109.

Similarly, in *Newby*, the court only sustained the complaint after the *Newby* plaintiffs amended it to include specific allegations that Merrill Lynch itself had "employed a scheme to defraud" involving, *inter alia*, two particular sham financing transactions which resulted in false revenue being reported to Enron's shareholders and had, through its analyst reports, made alleged misrepresentations to Enron investors. 310 F. Supp. 2d at 830. The court found that such allegations "suggest knowingly deceptive conduct, concealed for unlawful purpose(s), which included misleading Enron investors whose money was needed to perpetuate the Ponzi scheme . . . ." *Id.* at 830.

Thus, in both *U.S. Envtl.* and *Newby*, the courts sustained claims of primary liability where defendants allegedly engaged in specific manipulative or deceptive acts involving transactions that on their face allegedly were shams and that, when coupled with defendants' verbal acts, allegedly deceived investors. In *U.S. Envtl.*, those deceptive verbal acts were publicly reported trades that carried with them the implicit representation that they were authentic when in fact they were shams. 155 F.3d at 109. In *Newby*, there were specific transactions that allegedly created "an inaccurate public picture of Enron's financial condition," as well as analyst reports that allegedly made "purported misrepresentations about Enron" to investors. 310 F. Supp. 2d at 830. In each case, the plaintiffs also alleged that the defendant had played a central or substantial role in an allegedly fraudulent scheme, through which it reaped significant financial benefits. No such allegations have been interposed here against any of the Broker Dealer Intermediary Defendants.

Plaintiffs' reliance on *Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330 (D. Mass. 2005) and *In re Blech Sec. Litig.* ("*Blech II*"), 961 F. Supp. 569 (S.D.N.Y. 1997) (Class Pl. Br. at 24-25) is equally misplaced. The court in *Quaak*, like the court in *Newby*, held that a defendant bank that knowingly participated in transactions intended to create sham revenues and that was a "primary architect of the scheme to finance the sham entities" could be primarily liable for the harm that was caused when those revenues were publicly reported. 357 F. Supp. 2d at 332-33, 341-42. In *Blech*, the clearing firm was held to be primarily liable for the fraud perpetrated by an introducing broker-dealer on its customers through a series of sham transactions because it allegedly "directed" the introducing broker to engage in the specific trades with the plaintiff customers, knowing that the prices at which the securities were sold were artificially inflated, in order to reduce margin debt owed to the clearing broker. 961 F. Supp. at 584. The court held that the detailed allegations that the clearing firm itself directed the introducing broker to engage in these trades with the plaintiffs to reduce margin debt owed to it were sufficient to state a claim for primary liability. In contrast, the court held, had the clearing firm merely executed and not directed the trades to reduce margin debt, then even if it knew the trades were shams, it would not have been primarily liable: "primary liability cannot attach when the fraudulent conduct that is alleged is no more than the performance of routine clearing functions."[9] *Id*; *see also Homestore.com*, 252 F. Supp. 2d at 1040 (only those members of an alleged scheme "who

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[9] *Mishkin v. Ageloff*, 97 Civ. 2690, 1998 U.S. Dist. Lexis 14890, (S.D.N.Y. Sept. 23, 1998), cited by plaintiffs on page 23 of their Opposition Brief, is also distinguishable. In *Mishkin*, as in other cases on which plaintiffs rely, the defendant was alleged to have "initiated, approved, directed, and carried out the entire [alleged] scheme," which involved extensive market manipulation by a brokerage firm. *Id*. at 57.

actually 'employ' the scheme to defraud investors are primary violators, while those who merely participate in or facilitate the scheme are secondary violators.").[10]

In marked contrast to all of these cases, here plaintiffs allege no more than that the Broker Dealer Intermediary Defendants effectuated or financed real and presumptively lawful trades that were not inherently deceptive or manipulative. *Cf. Santa Fe Indus. v. Green*, 430 U.S. 462, 476 (1976) (noting that manipulation "refers generally to practices, such as wash sales, matched orders, or rigged prices, that are intended to mislead investors by artificially affecting market activity"). Nor are there allegations that the Broker Dealer Intermediary Defendants directed specific trades or were the architects of or employed a scheme intended to benefit themselves.

If plaintiffs' allegations here are sufficient to state a claim for a primary violation under Section 10(b) or Rule 10b-5, in virtually every case in which a client or a company violates that Section or that Rule the plaintiff would be able to state a claim against a broker-dealer, because whenever there is a purchase or sale of securities, the purchase or sale is likely executed by a broker-dealer. In that sense, whenever a broker-dealer executes a trade, it "enables" the transaction. If such "enabling" were sufficient to establish primary liability under Section 10(b) and Rule 10b-5, it would not only eviscerate *Central Bank*, but it would render broker-dealers guarantors in every transaction in which they are involved. That is not and has

[10] Plaintiffs seek to distinguish *Homestore.com* on the ground that the plaintiffs there (like in *Newby* and *Quaak*) relied on false financial statements, whereas here, they purport to have "relied on there not being a scheme to siphon off their profits." Class Pl. Br. at 24. While plaintiffs are correct that there is no allegation here that they relied on any statement made by any Broker Dealer Intermediary Defendant, if the courts were to accept reliance on there "not being a scheme" as satisfying the reliance requirement under Rule 10b-5, it would be akin to reading that requirement out of the Statute entirely. Further, if a party could base a claim under Rule 10b-5 on its reliance upon the absence of a scheme, then fraud by hindsight would be the accepted rule in Rule 10b-5 cases, which it obviously is not. *See, e.g., Hillson Partners L.P. v. Adage, Inc.*, 42 F.3d 204, 219 (4th Cir. 1994); *Borow v. nVIEW Corp.*, 829 F. Supp. 828, 833 (E.D. Va. 1993), *aff'd*, 27 F.3d 562 (1994).

never been the law. *See Central Bank*, 511 U.S. at 188 (permitting primary liability for aiding and abetting "exacts costs that may disserve the goals of fair dealing and efficiency in the securities markets"); *Ross*, 904 F.2d at 824 (enabling fraudulent transaction inadequate to ground primary liability).

POINT II

PLAINTIFFS HAVE NOT ADEQUATELY PLED THE ELEMENTS OF THEIR SECTION 10(B) AND RULE 10B-5 CLAIMS AGAINST THE BROKER DEALER INTERMEDIARY DEFENDANTS

As demonstrated in the Broker Dealer Intermediary Defendants' Opening Brief, not only are plaintiffs' claims barred by *Central Bank*, they also fail to establish any of the basic elements of a Section 10(b) or Rule 10b-5 violation against the Broker Dealer Intermediary Defendants, let alone with the particularity required by the PSLRA and Rule 9(b). *See Ottmann v. Hanger Orthopedic Grp., Inc.*, 353 F.3d 338, 344 (4th Cir. 2003) (plaintiffs bringing § 10(b) and Rule 10b-5 claims are subject to pleading requirements of PSLRA and Rule 9(b)); *Graff v. Prime Retail, Inc.*, 172 F. Supp. 2d 721, 726 (D. Md. 2001) (Motz, J.) (same). In their Opposition Brief, plaintiffs provide no meaningful rebuttal to this charge.

A. Plaintiffs Have Not Alleged An Actionable Misstatement Or Omission Of Fact By The Broker Dealer Intermediary Defendants

In the Opening Brief, the Broker Dealer Intermediary Defendants asserted that plaintiffs cannot satisfy the first element of a Section 10(b) and Rule 10b-5 claim: a misstatement or omission of material fact. Specifically, the Broker Dealer Intermediary Defendants contended that the only misstatements identified by plaintiffs are contained in the prospectuses of the Fund Defendants – statements which cannot serve as the predicate for a Section 10(b) claim against the Broker Dealer Intermediary Defendants, as the prospectuses were prepared and published exclusively by the Fund Defendants. The Broker Dealer Intermediary Defendants further contended that plaintiffs fail to allege that the Broker Dealer Intermediary Defendants were under any duty to plaintiffs, who were not customers of such defendants, to reveal any material facts that were purportedly omitted from the Fund Defendants' prospectuses. *See* BDID Omn. Br. at 23-28.

Plaintiffs do not contest this position. Indeed, in their Opposition Brief plaintiffs acknowledge that their securities fraud claims against the Broker Dealer Intermediary Defendants are not premised on Rule 10b-5(b), which requires a false statement or omission. *See* Class Pl. Br. at 13 ("Plaintiffs here plead an omissions case against the Fund Defendants, *and a fraudulent scheme case against all defendants.*") (emphasis added).

B. Plaintiffs Allege No Facts Demonstrating That They Reasonably Relied On Any Statements By The Broker Dealer Intermediary Defendants

The Broker Dealer Intermediary Defendants' Opening Brief demonstrated that plaintiffs had not pled that they actually saw or relied on the alleged misrepresentations, and that their allegations did not invoke a presumption of reliance under any judicially recognized theory. *See* BDID Omn. Br. at 32-37. In their Opposition Brief, plaintiffs once again do not claim actual reliance. Rather, they ask this Court to make new law expanding the presumption of reliance beyond the limits established by the Supreme Court.

Plaintiffs declare that they "intend to prove reliance through . . . [a] presumption of reliance." Class Pl. Br. at 33. They have the burden of proving that they are entitled to such a presumption since the "[a]pplication of the reliance presumption is not . . . automatic in all federal securities-fraud actions." *Gariety v. Grant Thornton, LLP*, 368 F.3d 356, 364 (4th Cir. 2004). Specifically, they invoke (1) the fraud on the market theory, and (2) the *Affiliated Ute* doctrine. Class Pl. Br. at 33-39. Neither is applicable on the allegations here.

1. Plaintiffs Cannot Plead Reliance Through The Fraud On The Market Presumption

Plaintiffs are not entitled to a rebuttable presumption of reliance through the fraud on the market doctrine, because they cannot show that mutual funds are traded in an efficient market. It is well established that plaintiffs bear this burden in order to avoid having to plead actual reliance. *See Cooke v. Manufactured Homes, Inc.*, 998 F. 2d 1256, 1261-63 (4th Cir. 1993); *Binder v. Gillespie*, 184 F.3d 1059, 1065 (9th Cir. 1999); *see also In re Van Wagoner Funds, Inc.*, No. C02-03383 JSW, 2004 WL 2623972, at *10 (N.D. Cal. July 27, 2004) (holding that the mutual funds market is not an efficient market for purposes of establishing a presumption of reliance).

As discussed in the Broker Dealer Intermediary Defendants' Opening Brief (at 35), and as plaintiffs admit,[11] a mutual fund NAV is a function of the prices of the fund's underlying assets, the selection and mix of which are determined by the fund's management, and is unaffected by information in the mutual fund prospectus or in the marketplace about the fund. For this reason, since the filing of our Opening Brief, another court has held that the fraud on the market theory is *not available* to mutual fund investors. In *Clark v. Nevis Capital Mgmt., LLC*, No. 04 Civ. 2702 (RWS), 2005 WL 488641 (S.D.N.Y. Mar. 2, 2005), the court addressed the availability of this presumption in the context of a state law fraud claim based on allegedly misleading disclosures of certain investment practices by a mutual fund. The court held:

> [A] plaintiff who has allegedly acquired shares in a mutual fund, the price for which is unaffected by alleged misrepresentations and omissions concerning the fund itself, may not establish reliance by invoking the integrity of the market or the so-called fraud-on-the-market theory . . . .

[11] As plaintiffs explain in their Complaints, the NAV – the value of the mutual fund shares – is based on a daily calculation subtracting the mutual fund's liabilities from its assets, and dividing that amount by the number of outstanding shares. *See, e.g., Alger* Compl. at ¶ 77; *MFS* Compl. at ¶ 84; *Scudder* Compl. at ¶ 85.

> Put simply, "Fraud-on-the-market does not apply here because the share price of a mutual fund is not affected by alleged misrepresentations and omissions. The share price of a mutual fund is determined by the value of all the underlying securities it holds at a given time, and the fund price fluctuates with the price of those underlying securities."

Id. at *18 (*quoting Young v. Nationwide Life Ins. Co.*, 183 F.R.D. 502, 510 (S.D. Tex. 1998) (denying class certification because fraud on the market theory is unavailable to mutual fund investors, making reliance an individual issue)); *see also Van Wagoner Funds*, 2004 WL 2623972, at *10 (finding the faud on the market theory inapplicable because "a mutual fund share price is not determined by the market, but the underlying asset value."). Thus, since plaintiffs cannot show that shares in a mutual fund are traded on an efficient market, they are not entitled to a presumption of reliance based on the fraud on the market theory.[12]

In their Opposition Brief, plaintiffs do not squarely address defendants' argument concerning the lack of an efficient market for mutual funds. They cannot dispute the fact that the dispositive Supreme Court precedent, *Basic*, is against them: it applies only where "the price of a company's stock is determined by the available material information regarding the company and its business . . . ." *Basic v. Levinson*, 485 U.S. 224, 241 (1988), a circumstance that clearly does not exist in the case of a mutual fund. *See* BDID Omn. Br. at 35-37. That should be the end of the issue. Instead, plaintiffs ask this Court to treat *Basic* as a "flexible" jumping-off point for judicial creativity, seeking to be liberated from the rules that govern in "a standard securities law context." Class Pl. Br. at 35, 37.

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[12] Plaintiffs cite to one case, *Cromer Finance Ltd. v. Berger*, 205 F.R.D. 113 (S.D.N.Y. 2001), in support of their position that the "mutual fund market" is an efficient market for purposes of triggering a presumption of reliance under the fraud on the market theory. Class Pl. Br. at 39. As previously noted (BDID Omn. Br. at 36 n.64), *Cromer* is readily distinguishable. *Cromer* involved an offshore investment fund that provided false net asset values to investors. Thus, unlike in the present case, investors paid prices unrelated to true net asset value, and it could therefore be argued that the price they paid was transmitting the false information at issue there.

Plaintiffs first argue that since investors rely on "the integrity of the mutual fund market and NAV price," the fraud on the market theory should apply. Class Pl. Br. at 36. This betrays a misunderstanding of the theory. The theory does not turn on whether investors rely on the price they pay – it turns on whether the price is a conveyor of the allegedly misleading statements. *Basic*, 485 U.S. at 241-42; *see also Nathenson v. Zonagen Inc.*, 267 F.3d 400, 413-15 (5th Cir. 2001) ("It is clear that a fraud-on-the-market theory may not be the basis for recovery in respect to an alleged misrepresentation which does *not* affect the market price of the security in question.") (emphasis in original); *Phillips v. LCI Int'l, Inc.*, 190 F.3d 609, 617 (4th Cir. 1999) (same); *Binder*, 184 F.3d at 1064 (same). Plaintiffs themselves concede in their complaints and their Opposition Brief that the price of a mutual fund is not a conveyor of this information: "mutual fund prices do not reflect market events related to the mutual fund complexes themselves, only the underlying securities." Class Pl. Br. at 38-39. This is precisely the reason why the fraud on the market theory does not apply.

Plaintiffs attempt to fashion a distinction between the price they paid and the "value" of their investments, arguing that the value of their investment was lower because their returns were distorted by the improper practices they allege. Class Pl. Br. at 36-38. This argument, however, is a theory of damages, not reliance. Plaintiffs' assertion has nothing whatever to do with the applicability of the fraud on the market theory. If price is not a transmitter of the allegedly misleading statement, then the fraud on the market theory does not apply and plaintiffs must allege direct reliance in order to state a claim. Indeed, plaintiffs' version of the fraud on the market theory is so expansive it would swallow the reliance requirement entirely: it is difficult to imagine a situation – even one in which there is no market whatsoever – in which a plaintiff could not allege that he received less value than he paid for.

Finally, plaintiffs claim support for their allegation of reliance in the assertion that some mutual fund shareholders withdrew their investments after the "timing scandal broke." Class Pl. Br. at 37-38. Taking this even in a light that is overly favorable to their claim – as evidence that some investors would not have invested had they been aware of the alleged improprieties – it does not support plaintiffs' argument that *all* investors are therefore entitled to a presumption of reliance. There is no judicially recognized presumption of reliance that becomes available merely because some subset of the class can show evidence of *actual* reliance.

2. Plaintiffs Cannot Plead Reliance Through The *Affiliated Ute* Presumption

Plaintiffs are not entitled to a presumption of reliance under the doctrine of *Affiliated Ute Citizens of Utah v. United States*, 406 U.S. 128, 153-54 (1972), which holds that a rebuttable presumption of reliance may arise when an alleged deception involves solely a failure to disclose on the part of one who owes a duty of disclosure. *See* BDID Omn. Br. at 33 n.62. As discussed above, plaintiffs' securities fraud claims against the Broker Dealer Intermediary Defendants are not premised on Rule 10b-5(b), which requires a false statement or omission, but rather Rule 10b-5(a) and (c). *See* Point II.A, *supra*; Class Pl. Br. at 13. In fact, plaintiffs' theory of reliance with respect to the Broker Dealer Intermediary Defendants is not that they relied on omissions in the Funds' prospectuses, but that they "relied on there being *no* scheme contrary to their interests." Class. Pl. Br. at 34 n.33. Thus, plaintiffs, having conceded that they are not pleading an omissions case against the Broker Dealer Intermediary Defendants cannot avail themselves of the *Affiliated Ute* presumption for purposes of pleading reliance on these defendants' acts.

Even if plaintiffs' allegations of reliance against the Broker Dealer Intermediary Defendants were premised on omissions (which they are not), a plaintiff is not entitled to the

Affiliated Ute presumption of reliance where, as here, (i) the defendant owes no duty of disclosure to plaintiffs, *see Basic*, 485 U.S. at 243 ("[*Ute*] dispensed with the requirement of positive proof of reliance, where *a duty to disclose material information had been breached*") (emphasis added); *In re Towers Fin. Corp. Noteholders Litig.*, No. 93 Civ. 0810, 1995 WL 571888, at *19-20 (S.D.N.Y. Sept. 20, 1995) (holding *Affiliated Ute* presumption unavailable where defendants did not owe a duty of disclosure), or (ii) positive misrepresentations are alleged or where misrepresentations and omissions are alleged together. *See Banca Cremi, S.A. v. Alex, Brown & Sons, Inc.*, 132 F.3d 1017, 1028 n.13 (4th Cir. 1997); *Cox v. Collins*, 7 F.3d 394, 395-96 (4th Cir. 1993) (rejecting reliance presumption for mixed claims); *Poulos v. Caesars World, Inc.*, 379 F.3d 654, 666-67 (9th Cir. 2004) (same); *see also Morris v. Wachovia Sec., Inc.*, 223 F.R.D. 284, 301 (E.D. Va. 2004) (same for allegations of misrepresentations); *see also* BDID Omn. Br. at 33, n.62.

Here, plaintiffs are not entitled to the *Affiliated Ute* presumption since they fail to plead that the Broker Dealer Intermediary Defendants owed a duty of disclosure to plaintiffs. *See* BDID Omn. Br. at 26-28. In addition, plaintiffs attempt to assert both nondisclosure *and* positive misrepresentations against all defendants, including the Broker Dealer Intermediary Defendants.[13] For example, the Complaints are littered with assertions that the funds' prospectuses contained "false and misleading statements" regarding "policies on fund pricing and timed trading."[14] Indeed, plaintiffs repeatedly characterize their own allegations as both

[13] *See, e.g.*, *Invesco* Compl. at ¶ 93; *Alliance* Compl. at ¶¶ 191-94; *Janus* Compl. at ¶¶ 123-27; *Scudder* Compl. at ¶ 188; *MFS* Compl. at ¶¶ 92-98, 205.

[14] *See, e.g.*, *Alliance* Compl. at ¶¶ 191-96 ("the [p]rospectuses falsely represented the amount of compensation paid by the . . . [f]unds"); *Invesco* Compl. at ¶¶ 207-08 (plaintiffs were "relying directly or indirectly on the false and misleading statements made by the defendants . . . and/or on the absence of materially adverse information [that was] . . . not disclosed"); *MFS* Compl. at ¶ 248 ("As a result of the

"misrepresentations and omissions of material facts."[15] Though they now make conclusory assertions that their case is all about "omissions in the prospectuses even without specific misrepresentations" (Class Pl. Br. at 34), the allegations in the Complaints belie this characterization. As a result, plaintiffs are not entitled to a presumption of reliance under *Affiliated Ute.*

As plaintiffs have failed to plead reliance directly or by presumption, all of their Section 10(b) and Rule 10b-5 claims should be dismissed against each Broker Dealer Intermediary Defendant. *See Dura*, 125 S.Ct. at 1631 (2005).

C. Plaintiffs Allege No Particularized Facts Giving Rise To A Strong Inference That The Broker Dealer Intermediary Defendants Acted With Scienter

In the Opening Brief, the Broker Dealer Intermediary Defendants demonstrated that the Complaint failed to plead scienter. First, it was argued that the plaintiffs had impermissibly relied on group pleading, in violation of the PSLRA. BDID Omn. Br. at 43-46. Second, the defendants argued that the plaintiffs' pleadings lacked allegations that the Broker Dealers did anything other than engage in their ordinary business activities, such as lending money, executing trades and clearing trades, for their normal compensation, and that there were no particularized allegations that they intended to harm mutual fund shareholders. *Id.* at 39-43.

Plaintiffs' Opposition Brief misconstrues the law of this Circuit and fails to substantively respond to the Broker Dealer Intermediary Defendants' arguments regarding plaintiffs' improper dependence on group pleading to allege scienter. Moreover, in attempting to

dissemination of the materially false and misleading information and failure to disclose material facts . . .").

[15] *See, e.g., Scudder* Compl. at ¶¶ 188-89 ("As a result of the dissemination of the materially false and misleading information and failure to disclose material facts. . . ."); *MFS* Compl. at ¶¶ 247, 257; *Invesco* Compl. at ¶ 208 ("At the time of said misrepresentations and omissions. . . ."); *Janus* Compl. at ¶ 223-24 ("At the time of said misrepresentations and omissions . . .").

demonstrate to the Court that the Complaints do adequately allege scienter, plaintiffs cherry-pick a handful of examples from five of the thirty-six Complaints that are grossly unrepresentative of the full universe of allegations directed at the Broker Dealer Intermediary Defendants. Indeed, the examples they picked for the most part do nothing more than restate the fact that the Broker Dealer defendants financed, executed, and cleared market timing trades. They presuppose market timing is unlawful, which it is not, and from that false presupposition, infer scienter.

1. Plaintiffs Do Not (And Cannot) Justify Their Reliance On Impermissible Group Pleading To Allege That The Broker Dealer Intermediary Defendants Acted With Scienter

As demonstrated in the Broker Dealer Intermediary Defendants' Opening Brief, plaintiffs have failed to allege scienter as to *each defendant* with the particularity required by the PSLRA. To the contrary, they lump together numerous defendants in paragraphs of the Complaint and they make a series of generic allegations about "The Broker Dealer Defendants" as a group. This is impermissible group pleading; the plaintiffs' Complaints must be dismissed because they have not pled specific allegations of scienter against each defendant individually.

Plaintiffs' sole response to this argument is to bury a glaring misstatement of the law in a single footnote. They incorrectly contend that "the group pleading presumption is generally relevant to the issue of whether a *false statement* is attributable to particular defendants, *not to scienter*." (Class Pl. Br. at 29, n.27) (emphasis added). This is wrong. Group pleading – the practice of lumping all defendants together into a series of generalized allegations without alleging particularized facts as to each defendant – is improper under the PSLRA in connection with *all* elements of 10b-5. The PSLRA's prohibition of group pleading applies in particular to the scienter requirement. *See Southland Secs. Corp. v. INSpire Ins. Solutions*, 365 F.3d 353, 364-65 (5th Cir. 2004) ("The 'group pleading' doctrine conflicts with the scienter requirement of the PSLRA"); *In re First Union Corp. Sec. Litig.*, 128 F. Supp. 2d 871, 895 (W.D.N.C. 2001) ("[T]o survive a motion to dismiss, Plaintiff must plead facts giving rise to a strong inference that a particular defendant made a specific statement with knowledge of its falsity"); *Coates v. Heartland Wireless Communications*, 26 F. Supp. 2d 910, 916 (N.D. Tex. 1998) (holding that the PSLRA requires "that a plaintiff allege facts regarding scienter as to each defendant").

As stated by the court in *Phillips v. Scientific Atlanta, Inc.*, 374 F.3d 1015 (11th Cir. 2004),

> *We hold that scienter must be found with respect to each defendant and with respect to each violation of the statute.* The text of the PSLRA requires that plaintiffs, "with respect to each act or omission alleged to violate this chapter, state with particularity facts giving rise to a strong inference that the *defendant* acted with the required state of mind." 15 U.S.C. § 78u-4(b)(2) (emphasis added). We believe that the plain meaning of the statutory language compels the conclusion that scienter must be alleged with respect to each alleged violation of the statute. Although the plain language is less compelling with respect to alleging the scienter of each defendant, the statute does use the singular term "the defendant," and we believe that the most plausible reading in light of congressional intent is that a plaintiff, to proceed beyond the pleading stage, must allege facts sufficiently demonstrating *each defendant's* state of mind regarding his or her alleged violations.

Id. at 1017-18 (emphasis added); *see also Southland Secs. Corp.*, 365 F.3d at 364-65 ("These PSLRA references to 'the defendant' may only reasonably be understood to mean 'each defendant' in multiple defendant case[s]"). Thus the plaintiffs offer no meaningful response to the argument that they have engaged in impermissible group pleading with regard to their allegations of scienter.

Plaintiffs also deliberately confuse the group pleading argument under the PSLRA raised by the Broker Dealer Intermediary Defendants in the moving brief with this Court's treatment of the "group pleading presumption" (or the "group-published information presumption"), a doctrine holding that plaintiffs need not set forth with particularity which particular corporate officers conveyed a misrepresentation when the misleading information is contained in group publications. *See In re Royal Ahold*, 351 F. Supp. 2d at 370. In a footnote to their Opposition Brief, plaintiffs cite to Judge Blake's decision in *Royal Ahold* to persuade this Court that the prohibition on group pleading does not apply to allegations of scienter. *See* Class Pl. Br. at 29, n.27. However, plaintiffs misread *Royal Ahold*. They neglect to note that the Court "decline[d] to apply the group published information doctrine, because it is inconsistent with the particularity and specificity required by the PSLRA and Rule 9(b)." 351 F. Supp. 2d at 370. In fact, the Court in *Royal Ahold* rejected group pleading as to a number of individual defendants and affirmed the very proposition upon which the Broker Dealer defendants rely: "plaintiffs must successfully plead with particularity facts *specific to each individual defendant* that create a strong inference the defendant acted knowingly or recklessly in making material misrepresentations or omissions..." *Id.* at 369 (emphasis added). Moreover, the Court proceeded in that case to analyze the required elements of a 10b-5 violation, including scienter, one by one for each defendant, to ensure that the PSLRA was satisfied as to each defendant individually.

Plaintiffs also rely on Judge Harmon's statement in *Newby* that scienter could be "supported" by a "regular pattern of related and repeated conduct." *Newby v. Enron Corp.*, 235 F. Supp. 2d 549, 694 (S.D. Tex. 2002); *see* Class. Pl. Br. at 26. Yet plaintiffs misrepresent Judge Harmon's scienter analysis. What Judge Harmon in fact said was that the scienter pleading requirement could be "*partially* satisfied" by such allegations. 235 F. Supp. 2d at 693 (emphasis added). Indeed, several paragraphs later Judge Harmon makes clear that a strong inference of scienter requires "particular facts about specific involvement *of each Defendant* in fraud that would alert a reasonable party to recognize its participation in a fraudulent scheme..." *Id.* at 694 (emphasis added). It is this test that Judge Harmon applies throughout the remainder of her opinion. In short, Judge Harmon's decision in *Newby* does not support these plaintiffs' use of conclusory scheme allegations against the Broker Dealer Intermediary Defendants, but suggests – just as Judge Blake's opinion in *Royal Ahold* – that the Court must engage in a detailed analysis of the specific allegations made against each defendant to determine whether those allegations set forth "particular facts" indicating that said defendant knowingly participated in a scheme to defraud investors.

Accordingly, plaintiffs must allege facts regarding scienter as to *each defendant*. The paragraphs in the Complaints in which they lump together all defendants and make generic allegations of scienter are improper and the Complaints must be dismissed.

2. Plaintiffs' Citation To Select Allegations In A Handful Of Complaints Does Not Establish That The Complaints Adequately Allege Scienter

In their Opposition Brief, plaintiffs set forth a litany of "bullet points" purporting to identify allegations of scienter in the various Complaints. *See* Class Pl. Br. at 29-31. When deconstructed, however, it becomes clear that plaintiffs' list in fact demonstrates the absence of allegations of scienter in the Complaints.

The introductory phrase leading into plaintiffs' bullet points ("Such allegations include, for example, that certain Broker Defendants were...") is grossly misleading. Class Pl. Br. at 29. The allegations cited by plaintiffs in the bullet points were culled from only *five* of thirty-six Complaints and make specific allegations as to only a fraction of the Broker Dealer Intermediary Defendants. Of the twenty-four allegations cited, *thirteen are pulled from a single*

Complaint. Moreover, these allegations reference only a few of the Broker Dealer Intermediary Defendants.

By collecting the allegations in this manner, plaintiffs attempt to tar all the Broker Dealer Intermediary Defendants with specific allegations that are in fact made against only a small fraction of defendants in a small number of the Complaints. Plaintiffs cannot get away with this tactic of gathering allegations that, individually, were made against only one or a few defendants, and then listing them in a manner that suggests that all or most of these allegations have been pled with particularity against a majority of the Broker Dealer Intermediary Defendants. As recently stated by Judge Blake, "[t]he task at hand is to examine the complaint and determine whether it is sufficiently particular with respect to each *defendant*...or whether it fails to meet the heightened pleading requirements of the PSLRA..." *In re Royal Ahold*, 351 F. Supp. 2d at 373.

3. Plaintiffs' Scienter Allegations Mistakenly Presuppose That Market Timing Is Illegal

Even assuming *arguendo* that the allegations cited by plaintiffs are applicable generally to all of the Broker Dealer Intermediary Defendants (which they are not), as a substantive matter they fail to establish the requisite scienter. The majority of plaintiffs' summary points reference nothing more than conclusory allegations that the Broker Dealer Intermediary Defendants "knowingly facilitated" market timing by "financing" and "executing" timing transactions, "engineering trading strategies" for market timers, "negotiating market timing capacity" and "expending considerable resources to further timing operations." Class Pl. Br. at 29-31. Yet such allegations do nothing to provide a basis for an inference of scienter unless one presupposes that market timing is unlawful which, as demonstrated in the Broker

Dealer Intermediary Defendants' Opening Brief, it is not.[16] This presupposition is fatal to plaintiffs' so-called "allegations" of scienter. As there is nothing illegal about market timing, the Broker Dealer Intermediary Defendants would have had no reason to believe they were facilitating a fraud by providing routine financing or execution or clearing services to market timers. Nor do the Complaints allege that any particular Broker Dealer Intermediary Defendant had an understanding that market timing was proscribed by law. But for a false presupposition of the illegality of market timing, the allegations on plaintiffs' list are benign and fail to establish a "strong inference," as required by the PSLRA, that the Broker Dealer Intermediary Defendants harbored an "intent to deceive, manipulate, or defraud." *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 193 n.12 (1976).[17]

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[16] The SEC and various courts have stated repeatedly that market timing is not illegal. *See, e.g., In re Flanagan*, Rel. No. ID-160, 2000 WL 98210, at *5 (SEC Jan. 31, 2000) ("Market timing of mutual fund purchases and sales does not violate federal securities laws"); *First Lincoln Holdings, Inc. v. Equitable Life Assur. Soc'y of U.S.*, 164 F. Supp. 2d 383, 391 n.9 (S.D.N.Y. 2001) (noting that market timing "is not illegal. It is purely a matter of contract . . ."), *aff'd*, 43 Fed. Appx. 462 (2d Cir. 2002); *see also* BDID Omn. Br. at 40-42 (citing SEC releases and judicial decisions).

Plaintiffs attempt to deemphasize the District Court's statement in *PIMCO* that "market timing practices are not per se illegal" by claiming that the Court misread the SEC's new disclosure rule. *See SEC v. PIMCO Advisors Fund Management, LLC*, 341 F. Supp. 2d 454, 468 (S.D.N.Y. 2004) (("The Court notes that even the SEC's new final rule governing market timing and selective disclosure of portfolio holdings would not appear to prohibit market timing arrangements . . ."). Even if plaintiffs were correct that the *PIMCO* Court misconstrued the SEC's new rule, *this rule was not published until April 23, 2004, months after the conduct alleged by plaintiffs took place.* Thus, plaintiffs' reliance on the SEC's new rule to suggest that the Broker Dealer Intermediary Defendants should have known that market timing was illegal is both misleading and misplaced.

[17] With respect to the remaining allegations summarized in plaintiffs' Opposition Brief which reference late trading, plaintiffs do not acknowledge the considerable disagreement and confusion about what constitutes "late trading." As demonstrated in the Broker Dealer Intermediary Defendants' Opening Brief, Rule 22c-1 of the ICA (or the forward-pricing rule), upon which plaintiffs premise their late trading claims, does *not* require mutual fund trades to be placed by 4:00 p.m. Rather, the rule merely requires that mutual fund shares trade at a "price based on the current net asset value of such security which is *next computed* after receipt of a tender of such security for redemption or of an order to purchase or sell such security." 17 C.F.R. § 270.22c-1(a) (emphasis added); *see also* BDID Omn. Br. at 55-57. In this regard, nowhere in the Complaints do plaintiffs allege when the Fund Defendants actually computed their respective NAVs, when any specific so-called late trades were placed, or provide any examples of instances when the Broker Dealer Intermediary Defendants assisted so-called late traders to take

D. Plaintiffs Fail To Identify Any Allegations Demonstrating That The Broker Dealer Intermediary Defendants Proximately Caused Their Alleged Losses

In the Opening Brief, the Broker Dealer Intermediary Defendants noted plaintiffs' failure to plead any facts (let alone particularized facts) from which it could be inferred that the alleged assistance the Broker Dealer Intermediary Defendants provided to market timers was the proximate cause of plaintiffs' alleged losses. Plaintiffs fare no better in their Opposition Brief. In fact, plaintiffs completely ignore the legion of cases cited by the Broker Dealer Intermediary Defendants holding that for purposes of a Section 10(b) claim, allegations that a defendant financed allegedly fraudulent transactions do not establish proximate cause. *See, e.g., Edwards & Hanly v. Wells Fargo Sec. Clearance Corp.*, 602 F.2d 478, 484 (2d Cir. 1979) (upholding dismissal of § 10(b) claim against bank because bank's alleged financing of fraudulent short sale speculation did not proximately cause plaintiff's losses: "We question whether [defendant-bank's financing] 'caused' the loss of [plaintiff] in a proximate sense"), *cert. denied*, 444 U.S. 1045 (1980); *see also* BDID Omn. Br. at 48-49 (citing cases).[18] Plaintiffs equally disregard the host of decisions holding that allegations that a defendant executed or cleared allegedly fraudulent transactions do not amount to proximate cause. *See, e.g., Primavera Familienstiftung*, 1996 WL

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advantage of after-market news to the detriment of plaintiffs. Rather, plaintiffs take for granted that any trades placed after 4:00 p.m. constitute late trading. *See* BDID Omn. Br. at 56-57. As in the case of their market timing allegations, plaintiffs' allegations regarding trades placed after 4:00 p.m. contain the built-in assumption that the practice was unlawful. Yet in the absence of specific allegations that the Broker Defendants knew "late trading" – as defined by plaintiffs – to be unlawful, plaintiffs fall woefully short of pleading the requisite scienter. *See id.*

[18] These decisions are reinforced by *Central Bank's* prohibition against aiding and abetting claims and the Supreme Court's refusal to recognize "liability for acts that are not themselves manipulative or deceptive within the meaning of [Section 10(b)]." *Central Bank*, 511 U.S. at 177-78. Notably, most of these decisions cited in the Opening Brief predate *Central Bank* and hold that the mere financing of fraudulent activity does not constitute aiding and abetting securities fraud which, prior to *Central Bank*, was a cause of action available to private plaintiffs. If allegations of financing a fraud are insufficient to establish aiding and abetting liability under the pre-*Central Bank* jurisprudence, then surely such allegations cannot state a primary violation of Section 10(b). *See also* Point I.A, *supra*.

494904, at *7 (dismissing § 10(b) claim against broker who executed co-defendants' allegedly fraudulent trading activity and rejecting allegation that broker "proximately caused" damage to plaintiff class); *see also* BDID Omn. Br. at 49-50 (citing cases).[19]

In fact, in their discussion of loss causation, plaintiffs make no distinction among the three groups of defendants, but rather rely on a sweeping statement that "each Complaint contains extensive particularized allegations regarding the actions of *each group of defendants* named in that complaint." Class Pl. Br. at 40-41 (emphasis added). Thus, plaintiffs never even speak to the Broker Dealer Intermediary Defendants' unique argument that their alleged activities – *i.e.*, financing, executing and clearing trades for market timing customers – were not the proximate cause of plaintiffs' alleged losses, either as purchasers or as holders.

While ignoring all the legal authority cited in the Opening Brief, plaintiffs attempt to characterize their theory of loss causation as to all defendants:

> In this case, loss causation is simple: defendants' omissions regarding market timing and late trading caused plaintiffs to purchase the funds at a price artificially inflated as to the value received, and over the period plaintiffs held their investments, [caused] plaintiffs to receive less return on the investments than they would have absent the fraudulent market timing scheme.

Class Pl. Br. at 40.

With this statement of their causation theory, the plaintiffs' case against the Broker Dealer Intermediary Defendants collapses. Plaintiffs assert here that the omissions in the mutual fund prospectuses regarding market timing caused the losses. But plaintiffs acknowledge elsewhere in their brief that they do *not* claim that the Broker Dealer Intermediary Defendants

[19] Plaintiffs likewise disregard the Broker Dealer Intermediary Defendants' argument that the allegations concerning these defendants' role in negotiating capacity with mutual funds on behalf of their market timing clients are no different than the allegations concerning the execution or clearing of trades on their clients' behalf and, accordingly, are similarly deficient. *See* BDID Omn. Br. at 50.

are responsible for omissions in the mutual fund prospectuses; indeed, they acknowledge that as to the Broker Dealer Intermediary Defendants, they do not premise liability on any omissions. *See* Class Pl. Br. at 13. Thus, plaintiffs offer no argument as to how anything done by the Broker Dealer Intermediary Defendants proximately caused their losses.

Moreover, apart from the fact that plaintiffs have conceded that their case against the Broker Dealer Intermediary Defendants is not based on omissions, they cannot even satisfy the requisite standard of causation based on omissions, as set forth in *Dura Pharms., Inc. v. Broudo*, 125 S. Ct. 1627 (2005). The United States Supreme Court held in this decision issued three days before plaintiffs filed their Opposition Brief that "an inflated purchase price will not by itself constitute or proximately cause the relevant economic loss" needed to allege and prove loss causation for purposes of a Section 10(b) claim. *Dura*, 125 S. Ct. at 1628; *see also Emergent Capital Investment Management LLC v. Stonepath Group, Inc.*, 343 F.3d 189, 198 (2d Cir. 2003) (inflation of purchase price alone cannot satisfy loss causation); *Semerenko v. Cendant Corp.*, 223 F.3d 165, 185 (3d Cir. 2000) (same); *Robbins v. Koger Properties, Inc.*, 116 F.3d 1441, 1447-48 (11th Cir. 1997) (same).

In *Dura*, plaintiffs alleged that they purchased shares of Dura at an artificially high price. The Supreme Court reversed a holding of the Ninth Circuit Court of Appeals that a plaintiff can satisfy the loss causation requirement simply by alleging that the price of a security on the date of purchase was inflated by virtue of the defendant's misrepresentation. As the Court explained,

> As a matter of pure logic, at the moment the transaction takes place, the plaintiff has suffered no loss; the inflated purchase payment is offset by ownership of a share that *at that instant* possesses equivalent value. Moreover, the logical link between the inflated share purchase price and any later economic loss is not invariably strong. Shares are normally purchased with an eye

> toward a later sale. But if, say, the purchaser sells the shares quickly before the relevant truth begins to leak out, the misrepresentation will not have led to any loss. If the purchaser sells later after the truth makes its way into the market place, an initially inflated purchase price might mean a later loss. But that is far from inevitably so...Given the tangle of factors affecting price, the most logic alone permits us to say is that the higher purchase price will *sometimes* play a role in bringing about a future loss...But, even if that is so, it is insufficient. To "touch upon" a loss is not to *cause* a loss, and it is the latter that the law requires.

125 S. Ct. at 1631-32 (emphasis in original).

Applying this reasoning, the Court concluded that the complaint, which alleged that plaintiffs "paid artificially inflated prices for Dura's securities," did not adequately plead loss causation. *Id.* at 1634. The Court took critical note of "the complaint's failure to claim that Dura's share price fell significantly after the truth became known" and deemed the allegations of purchase price inflation to be insufficient, stating, "the 'artificially inflated purchase price' is not itself a relevant economic loss." *Id.*; *see also Semerenko*, 223 F.3d at 185 ("Where the value of the security does not actually decline as a result of an alleged misrepresentation, it cannot be said that there is in fact an economic loss attributable to that misrepresentation. *In the absence of a correction in the market price, the cost of the alleged misrepresentation is still incorporated into the value of the security and may be recovered at any time simply by reselling the security at the inflated price.*") (emphasis added) (*cited by Dura*).

The Complaints here are similarly deficient. As in *Dura*, plaintiffs here allege that they suffered losses by "purchas[ing] the funds at a price artificially inflated as to the value plaintiffs received." Class Pl. Br. at 40. But also, as in *Dura*, plaintiffs do *not* allege that the price of their mutual fund shares precipitously dropped "after the truth became known" – *i.e.*, when the market timing scandal broke following the New York State Attorney General's publicly announced settlement with Canary Capital Partners on September 3, 2003 or, for that matter, at any other identifiable point in time.[20] *Dura*, 125 S. Ct. at 1634. Thus, plaintiffs fail to identify a "correction in the market price" subsequent to the investing public's awareness of market timing and late trading. *Semerenko*, 223 F.3d at 185. In the absence of such an allegation, plaintiffs' "inflated purchase price" theory of loss causation cannot be sustained. Accordingly, plaintiffs' Section 10(b) and Rule 10b-5 claims against the Broker Dealer Intermediary Defendants should be dismissed for failure to adequately plead loss causation.

POINT III

PLAINTIFFS HAVE NO RESPONSE TO THE ARGUMENT THAT THEY CANNOT BOOTSTRAP A CLAIM OF LATE TRADING INTO A SECTION 10(B) AND RULE 10B-5 CLAIM

Not only are plaintiffs' allegations deficient for failure to allege a misrepresentation or scheme, reliance, scienter, or loss causation, but their claim based on "late trading" allegations should also be dismissed because it constitutes an improper attempt to circumvent the absence of a private right of action to enforce Section 22(c) of the ICA and Rule 22c-1 thereunder. As set forth in detail in the Opening Brief (at 53-55), Congress granted the SEC exclusive power to enforce Section 22.[21] *See Olmsted v. Pruco Life Insurance Company of New Jersey*, 283 F. 3d 429, 433 (2d Cir. 2002); *In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig.*, 272 F. Supp. 2d 243, 258 (S.D.N.Y. 2003); *White v. Heartland High-Yield Municipal Bond Fund*, 237 F. Supp. 2d 982, 987 (E.D. Wis. 2002). That decision was a considered choice

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[20] *See* Alan R. Bromberg & Lewis D. Lowenfels, *Bromberg & Lowenfels on Securities Fraud & Commodities Fraud*, §§ 16:1, 16:1 (3d ed. 2004) (discussing New York State Attorney General's September 3, 2003 settlement with Canary and inception of market timing scandal); *see also, e.g., Janus* Compl. ¶ 5 ("On September 3, 2003, the practice of market timing of Janus Funds finally came to public light, when the New York Attorney General Eliot Spitzer filed a Complaint against market timers of several mutual fund families...").

[21] In fact, the SEC has brought actions and is currently pursuing actions based on alleged late trading involving some of the funds at issue in these cases.

by Congress and cannot be circumvented by judicial fiat. Indeed, on numerous occasions since the passage of Section 22(c), Congress has had the opportunity to amend the statute to create a private right of action, but it has chosen not to do so. *See, e.g., Walls v. Wells Fargo Bank N.A.*, 255 B.R. 38, 45 (E.D. Cal. 2000) ("Congressional intent could not be more clear. If Congress intended that there be a private right of action . . . it could have easily inserted a similar private remedy provision [at the time of the amendment]. Congress chose not to do that. When Congress wishes to provide a private damages remedy, it knows how to do so.").

Plaintiffs can cite no support for their attempt to assert a Rule 22c-1 claim in the guise of Rule 10b-5. Instead, they "analogize" to *Malone v. Microdyne Corp.*, 26 F.3d 471 (4th Cir. 1994), a case in which the issue was whether an alleged GAAP violation can give rise to a Rule 10b-5 claim. *See* Class Pl. Br. at 23. This "analogy" falls flat on its face. First, unlike Section 22 of the ICA, there is no federal statute that expressly legislates against GAAP violations and grants the SEC or any federal agency exclusive enforcement authority. Second, in contrast to alleged violations of the "forward pricing rule," GAAP violations involve the same sort of disclosure issues as the federal securities laws. A GAAP violation typically involves false financial statements that present an inaccurate and misleading picture to the public of an entity's financial condition. *See, e.g., Malone*, 26 F.3d at 478. As discussed above, here plaintiffs do not contend that the Broker Dealer Intermediary Defendants are responsible for any material misstatements or omissions. *See* Point II.A, *supra*.

Moreover, courts have repeatedly rejected attempts to make Section 10(b) and Rule 10b-5 a catchall to cover alleged violations of other provisions of the federal securities laws for which no private right of action has been recognized. *See, e.g., Oran v. Stafford*, 226 F. 3d 275, 288 (3d Cir. 2000) ("a violation of . . . [reporting requirements for 10K filings] does not automatically give rise to a material omission under Rule 10b-5"); *Rotstein v. Reynolds & Co.*, 359 F. Supp. 109, 112 (N.D. Ill. 1973) ("Plaintiff's position is tantamount to asserting . . . that every violation of the securities laws is actionable under the antifraud provisions of the '34 Act. Such a theory is supported neither by the statute or its rule nor by the cases interpreting them").

Indeed, only last month, the United States Supreme Court cautioned against expanding the reach of Section 10(b) and Rule 10b-5. In the *Dura* decision, the Court stated that implied private securities fraud actions are grounded in the common law of deceit and misrepresentation, are subject to well established limitations as are those common law claims, and were designed "not to provide investors with broad insurance against market losses, but to protect them against economic losses that misrepresentations actually cause." *Dura*, 125 S. Ct. at 1633.

In short, plaintiffs' attempt to recast their faulty Section 22(c) claims as Section 10(b) claims is inconsistent with Congressional intent, and contrary to years of case law rejecting the implication of a private right of action under Section 22(c).

POINT IV

HOLDERS WHO PURCHASED PRIOR TO THE CLASS PERIOD HAVE NO STANDING UNDER *BLUE CHIP STAMPS*

It was long ago established by the United States Supreme Court that private actions under Section 10(b) and Rule 10b-5 can be brought only by purchasers or sellers of securities. *Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723 (1975). In that case, the Court expressly held that holders who purchased *before* the alleged fraud, and claimed to be injured because the value of their holdings was affected by such fraud, do not have standing to bring claims under that Section and that Rule. *Id.* at 737-38 ("actual shareholders . . . who allege that they decided not to sell their shares because of an unduly rosy representation or a failure to disclose unfavorable material" and "shareholders . . . who suffered loss in the value of their investment" have no standing) (*citing Birnbaum v. Newport Steel Corp.*, 193 F.2d 461 (2d Cir.), *cert. denied*, 343 U.S. 956 (1952)). The purchaser-seller limitation has been reaffirmed time after time by numerous courts, including a number of federal appeals courts in recent decisions. *See, e.g., Kircher v. Putnam Funds Trust, LLC.*, 403 F.3d 478, 483 (7th Cir. 2005) (holders who neither purchased nor sold during the class period do not have standing under Rule 10b-5); *Ontario Pub. Serv. Employees Union Pension Trust Fund v. Nortel Networks, Corp.*, 369 F.3d 27, 31-32 (2d Cir. 2004).

Notwithstanding this bedrock precedent, plaintiffs argue that holders of mutual funds who did not enter into any purchase or sale transactions during the proposed class period but whose shares purportedly lost value due to defendants' alleged wrongdoing, have standing to assert claims under Section 10(b) and Rule 10b-5. While they concede that their alleged injuries here "were incurred primarily when the defendants market timed and late traded, not when the plaintiffs purchased or sold funds" (Class Pl. Br. at 8 n.4.), plaintiffs argue that *Blue Chip Stamps* is no bar to their claims because the decision does not mean what it says. Plaintiffs also assert that in any event there are good policy reasons to allow holders standing. Class Pl. Br. at 8-13. The appropriate venue for this argument for an unprecedented expansion of the right to bring a private action under Section 10(b) and Rule 10b-5 is the Congress of the United States. Under current law, plaintiffs' contention is simply untenable.

First, plaintiffs argue that *Blue Chip Stamps* should be narrowly interpreted to preclude only plaintiffs who never purchased or sold securities from bringing a Section 10(b) claim, not those who purchased and held securities the value of which was allegedly later impacted by a fraud. Not only is this argument precluded by the express language of *Blue Chip Stamps* discussed above, but if accepted, it would do away with a number of the statutory requirements under Section 10(b). It would allow claims under Section 10(b) and Rule 10b-5 for alleged frauds that had nothing to do with and were not "in connection with" a purchase or sale or an investment decision;[22] it would also negate the requirements that plaintiff rely on the alleged fraud in making its investment decision, *Basic*, 485 U.S. at 243, and that the alleged fraud caused plaintiff to engage in the transaction in question. *See Gasner v. Board of Supervisors of the County of Dinwiddie, Va.*, 103 F.3d 351, 360 (4th Cir. 1996).[23] Accordingly, courts have repeatedly rejected claims of Rule 10b-5 standing where the plaintiff, like here, purchased stock before the alleged fraud occurred. *See, e.g., Kaplan v. Utilicorp United, Inc.*, 9 F.3d 405, 407 (5th Cir. 1993); *see also Kircher*, 403 F.3d at 483.

Second, plaintiffs erroneously suggest that two recent decisions of the United States Supreme Court require a "more flexible" reading of the purchaser-seller requirement that support its claim for holder standing. Class Pl. Br. at 8-11. In *SEC v. Zandford*, 535 U.S. 813, 819 (2002), the Court interpreted the "in connection with" language of Section 10(b) as it applied

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22 Plaintiffs relegate to a footnote the argument that the Trader Defendants' purchases and sales of fund shares might satisfy the "in connection with" requirement. (Class Pl. Br. at 8 n.4, *citing In re Mut. Funds Inv. Litig.*, 320 F. Supp. 2d 352, 355 (D. Md. 2004)). The Broker Dealer Intermediary Defendants respectfully disagree with this contention. First, plaintiffs cite to no holding by any court since *Blue Chip Stamps* that supports the notion that purchases and sales by parties with whom the plaintiff has no connection or relationship could satisfy the "in connection with" requirement. The cases, in fact, are to the contrary. *See, e.g., Gilbert v. Bagley*, 492 F. Supp. 714, 727 (M.D.N.C. 1980) (elements of a claim under Rule 10b-5 include "*plaintiff's* purchase or sale of a security in connection with" the alleged fraud) (internal citations omitted) (emphasis added). Second, the *Blue Chip Stamps* rule is separate from the "in connection with requirement." As one court has stated, "even if it can be established that there has been wrongdoing 'in connection with the purchase or sale of a security,' a private party lacks standing to recover under Rule 10b-5 unless he can allege and establish that he is the purchaser or seller of the security." *Sanderson v. H.I.G. P-XI Holding, Inc.*, 2000 WL 1042813, at *27 (E.D. La July 27, 2000) (*citing Rathbone v Rathbone*, 683 F.2d 914 (5th Cir. 1982)).

23 Notably, these requirements for an implied private right of action under Section 10(b) and Rule 10b-5 were recently reiterated by the Supreme Court of the United States. *Dura*, 125 S. Ct. at 1631.

to regulatory enforcement complaints brought by the SEC. The Court not only did not address the standing requirements for private plaintiffs under *Blue Chip Stamps*, it did not even mention *Blue Chip Stamps* in the decision. The *Zandford* Court, moreover, found that the "in connection with" requirement in the enforcement context was satisfied where the fraud "coincide[d]" with the sale of the injured investor's securities. *Id.* This holding does not help plaintiffs here, because their allegation is that the fraud coincided not with any purchase or sale of their fund shares, but while they were holders of fund shares.[24]

The other decision on which plaintiffs rely, *Wharf (Holdings) Limited v. United International Holdings, Inc.*, 532 U.S. 588 (2001), held that a seller's alleged fraud in not intending to abide by an option to purchase stock gave rise to a cognizable claim under Rule 10b-5. The issue in *Wharf* was not whether plaintiff had made a purchase or sale of securities. Rather, the issue was whether an oral purchase was beyond the scope of the Exchange Act. *Id.* at 594. *Wharf* did not address the issue of holders bringing claims for an alleged fraud entirely unrelated to their purchase.

In fact, in its very recent decision in *Dura*, the Supreme Court cited *Blue Chip Stamps* favorably, and reiterated that private securities fraud actions were subject to strict limitations and were not intended to provide "a partial downside insurance policy" to investors. 125 S. Ct. at 1634.

[24] This Court indicated in the remand decision that *Zandford* "suggests that *Blue Chip Stamps* should not be mechanically applied." 320 F. Supp. 2d at 355. However, *Zandford* does not turn holders such as plaintiffs into purchasers or sellers, and we are aware of no court that has applied it or *Blue Chip Stamps* in such a manner. The Court also stated in the remand decision that *Blue Chip Stamps* might not bar holder claims where as a matter of "principle, policy and common sense" a federal forum would ensure that "all who were similarly damaged are similarly treated." 320 F. Supp. 2d at 355-56. *See* Class Pl. Br. at 11-12. However, as the Court also recognized, the fact that federal interests may be implicated on the issue of removal under SLUSA does *not* mean that "a federal cause of action [should be created] in favor of mutual fund shareholders under Rule 10(b)(5)." 320 F. Supp. 2d at 356 n.4 (emphasis added). Under present law, plaintiff holders do not have a Rule 10b-5 claim.

Finally, plaintiffs make their policy arguments. They contend that the Supreme Court's principal concerns underlying the *Blue Chip Stamps* decision are not present here. The first concern, they argue, was to prevent vexatious litigation. This problem, they contend, was addressed by the passage of the PSLRA in 1995, so there is no longer a need for the purchaser-seller rule. *See* Class Pl. Br. at 9. The Second Circuit has held, however, that the PSLRA had no effect on the *Blue Chip Stamps* rule. *See Ontario Pub. Serv. Employees*, 369 F.3d at 32 n.2. Moreover, if Congress believed there was no longer a need for the purchaser-seller rule, or that holders should have standing under Section 10(b), it could have changed the *Blue Chip Stamps* rule or eliminated the standing requirement when it enacted the PLSRA. *See Blue Chip Stamps*, 421 U.S. at 734 ("When Congress wished to provide a remedy to those who neither purchase nor sell securities, it had little trouble in doing so expressly"). It chose not to do so.

The second supposed concern of the Supreme Court in *Blue Chip Stamps* that plaintiffs contend is not present here is the prospect that non-purchaser-seller plaintiffs would seek "conjectural or speculative recovery in which the number of shares involved will depend on the plaintiff's subjective hypothesis." Class Pl. Br. at 10. According to plaintiffs, this concern should not be an issue here because their purchases are "subject to documentary verification." *Id.* Plaintiffs' argument again misses the point. Their damage claim is not that they purchased shares in reliance on alleged fraud, but that they were injured as holders by fraud that occurred after they purchased. That their purchases are documented is entirely irrelevant. What is relevant is that unlike where the plaintiff is a purchaser or seller, there is no documentation here as to whether plaintiffs made any investment decision as a result of the alleged fraud, or would have acted differently had they known of the alleged fraud. As the *Blue Chip Stamps* Court explained "ownership of stock...says little about whether a plaintiff's investment decision was affected by a violation of Rule 10b-5 or whether a decision was even made." 421 U.S. at 747.

Indeed, as the Supreme Court stated in *Blue Chip Stamps*, as a matter of policy, as well as practicality, it was important to have the bright line rule of standing it endorsed therein:

> Were we to agree with the Court of Appeals in this case, we would leave the *Birnbaum* rule open to endless case-by-case erosion depending on whether a particular group of plaintiffs was thought by the court...to be sufficiently more discrete than the world of potential purchasers at large to justify an exception. We do not believe that such a shifting and highly fact-oriented disposition of the issue of who may bring a damages claim for violation of Rule 10b-5 is a satisfactory basis for a rule of liability imposed on the conduct of business transactions.

421 U.S. at 755.

Blue Chip Stamps is the law, and as long as it is, plaintiff holders, who did not enter into any purchase or sale transactions during the class period, have no standing under Section 10(b) and Rule 10b-5.

POINT V

PLAINTIFFS' STATE-LAW CLAIMS ARE PREEMPTED BY SLUSA

Plaintiffs do not dispute that, under SLUSA, each of their Complaints asserts a "covered class action" "based on state law" "in connection with the purchase or sale" of a "covered security." Plaintiffs' only arguments are that their state-law claims do not satisfy SLUSA's "misrepresentation or omission" element and that the inclusion of "holders" in the alleged classes exempts the state-law claims from SLUSA preemption. Neither argument is persuasive.

A. Plaintiffs' Express Allegations Of Misrepresentations And Omissions Satisfy SLUSA's Misrepresentation Or Omission Element

As the Broker Dealer Intermediary Defendants demonstrated in their Opening Brief, the Complaints are replete with express allegations of misrepresentations and omissions, including allegations about the broker-dealers' "devices, schemes, and artifices to defraud," "acts, practices, and a course of business which operated as a fraud and deceit," and "untrue statements of material fact and/or [omissions]." *See, e.g.*, BDID Omn. Br. at 61-62; *Federated* Compl. ¶¶ 190-92; *Janus* Compl. ¶¶ 208-10. Plaintiffs do not deny that these allegations – the same ones that form the bases of plaintiffs' Section 10(b) claims – are incorporated into their state-law claims. *See, e.g., Janus* Compl. ¶¶ 259, 264; *Columbia* Compl. ¶¶ 219, 224.

Despite these express allegations of misrepresentations and omissions, plaintiffs argue that SLUSA does not apply because the state-law claims do not have fraud as a "formal element." Class Pl. Br. at 70-73. This argument is legally baseless. Nothing in SLUSA limits its preemptive scope to state-law fraud claims labeled as such. To the contrary, the sole test under SLUSA is whether misrepresentations or omissions are *alleged*. The plain language of the statute makes this clear: "No covered class action based upon the statutory or common law of any State...may be maintained in any State or Federal court by any private party *alleging (A) a misrepresentation or omission of a material fact*..." 15 U.S.C. § 78bb(f)(1) (emphasis added); id. § 77p(b).

The cases likewise hold that the focus for SLUSA preemption is on the allegations in the complaint, not on the formal elements of the state-law claims. As the Court of Appeals for the Third Circuit recently held, "[P]reemption...[turns] on whether the SLUSA prerequisites are 'alleged' in one form or another," not on the "essential legal element of his claim." *Rowinski v. Salomon Smith Barney Inc.*, 398 F.3d 294, 300 (3d Cir. 2005); *see also*

Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 395 F.3d 25, 34 (2d Cir. 2005) (SLUSA preemption turns on an analysis of "the substance of the allegations made"); *Green v. Ameritrade, Inc.*, 279 F.3d 590, 596 (8th Cir. 2002) (test is whether "the defendant is alleged to have misrepresented or omitted a material fact").

Thus, under the plain language of SLUSA, and under the appellate decisions interpreting this plain language, all that is required to satisfy SLUSA is allegations of misrepresentation or omission. The Complaints here are replete with such allegations. No further inquiry into the "formal elements" of the state-law claims is necessary or appropriate under the statute.[25]

Plaintiffs' "formal elements" approach would eviscerate SLUSA's mandate that "class actions alleging fraud in the sale of certain covered securities . . . be governed exclusively by federal law." *Dabit*, 395 F.3d at 33 (internal quotation marks omitted); *Feitelberg v. Merrill Lynch & Co.*, 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), *aff'd*, 353 F.3d 765 (9th Cir. 2003). If plaintiffs' arguments were correct, a plaintiff could level allegations of fraud and deceit while pursing state-law causes of action through the maneuver of labeling their claims as ones for aiding and abetting breach of fiduciary duty and unjust enrichment. Under plaintiffs' proposed regime, such claims would *never* be subject to SLUSA preemption. But this is not the law. As defendants showed in their Opening Brief, both of these state-law claims have been held to be

[25] Notably, because SLUSA should be interpreted "broad[ly]," *Patenaude v. Equitable Life Assur. Soc'y*, 290 F.3d 1020, 1025 (9th Cir. 2002), courts recognize that SLUSA applies even where plaintiffs have pled allegations of misrepresentation only "implicitly." *See, e.g., Behlen v. Merrill Lynch*, 311 F.3d 1087, 1095-96 (11th Cir. 2002). Even if plaintiffs had avoided "magic language" in their pleadings and omitted express allegations of misrepresentations or omissions, SLUSA preemption would still apply. *See Feitelberg*, 234 F. Supp. 2d at 1051. As the district court held in *Nekritz v. Canary Capital Partners, LLC*, 2004 U.S. Dist. LEXIS 12473 (D.N.J. Jan. 12, 2004), a case that is now part of these proceedings, "deception was clearly, and necessarily, part of the alleged market timing arrangement: the scheme could not have continued if ordinary investors had known how they were being taken advantage of." *Id.* at *11-12.

subject to SLUSA preemption. *See* BDID Omn. Br. at 60; *see also Rowinski*, 398 F.3d at 297 (unjust enrichment); *Prof'l Mgmt. Assocs. v. KPMG LLP*, 335 F.3d 800, 802 (8th Cir. 2003) (aiding and abetting breach of fiduciary duty).

The cases cited by plaintiffs do not support the argument that a plaintiff can expressly plead misrepresentations and omissions but avoid SLUSA preemption by asserting state-law claims that do not have fraud as a formal element. To the contrary, even the primary case on which plaintiffs rely rejects such an approach. *See Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc.*, 341 F. Supp. 2d 258 (S.D.N.Y. 2004). In *Xpedior*, the district court explained that "courts must probe the plaintiffs' pleading" to examine, not just the "technical elements of a claim," but also the "factual allegations intrinsic to the claim as alleged." *Id.* at 265-66. Unlike the Complaints here, the complaint in *Xpedior* did not contain any express allegations of fraud, misrepresentation, or omission at all. As the district court put it, "Because Xpedior's Complaint [does not] allege[] 'a misrepresentation or omission of a material fact,'...it is not preempted by SLUSA." *Id.* at 270. The same is true of the other cases cited by plaintiffs. *See, e.g., Norman v. Salomon Smith Barney, Inc.*, 350 F. Supp. 2d 382, 386 (S.D.N.Y. 2004) ("the Complaint simply contains no allegations of fraud").[26]

[26] *Hines v. ESC Strategic Funds, Inc.*, 1999 WL 1705503 (M.D. Tenn. Sept. 17, 1999), another case cited by plaintiffs, supports defendants' arguments. In *Hines*, the complaint contained allegations of fraud, and, accordingly, the court held that the misrepresentation or omission element was satisfied and that the breach of contract claim was preempted. *Id.* at *6-7. The court held that the breach of fiduciary duty claim was not preempted, but only because the allegations with respect to that claim were not "in connection with" the purchase or sale of the shares. *Id.* at *5-6.

Other authorities cited in plaintiffs' brief do not even discuss SLUSA's misrepresentation element. For example, *Kircher*, far from "replicating the necessary component test" as plaintiffs claim, *see* Class Pl. Br. at 71, dealt solely with interpreting the phrase "in connection with the purchase or sale," where "[p]laintiffs do not contend that any other part of SLUSA is pertinent." 403 F.3d 478, 482-83 (7th Cir. 2005); *Shaw v. Charles Schwab & Co.*, 128 F. Supp. 2d 1270 (C.D. Cal. 2001) (same).

In their Opposition Brief, plaintiffs attempt to amend allegations in their Complaints by arguing that they "have not alleged that" defendants other than the Fund Defendants made "misrepresentations or omissions under Rule 10b-5(b)." Class Pl. Br. at 18. *But see, e.g., Federated Class* Compl. ¶¶ 189, 191 (alleging "untrue statements of material fact" against "*all* defendants"). Plaintiffs argue that their claims against the Broker Dealer Intermediary Defendants are based instead on allegations that they employed "manipulative or deceptive device[s] or contrivance[s]" to defraud investors – *i.e.*, claims under Rule 10b-5(a) and (c). Class Pl. Br. at 17 (internal quotation marks omitted). Even if plaintiffs could amend allegations in their Complaints through arguments in their brief in opposition – and they cannot, *see* p. 10, n.6, *supra* – this argument cannot save their state-law claims from SLUSA dismissal. SLUSA preempts, not only state-law claims alleging "misrepresentation or omission," 15 U.S.C. § 78bb(f)(1)(A); § 77p(b)(1), but also state-law claims alleging "that the defendant used or employed any manipulative or deceptive device or contrivance" – precisely the type of allegations plaintiffs try to recast in their brief. *Id.*; § 78bb(f)(1)(B); § 77p(b)(2).

B. Plaintiffs' Inclusion Of Holders In Their Class Of Purchasers Does Not Defeat SLUSA Preemption

Plaintiffs do not dispute that the classes here include both holders and purchasers. Nor do they dispute that the Complaints fail to carve out a separate holders-only class. This concession dooms the state-law claims. The courts are uniform in holding that a mixed class of holders and purchasers falls "squarely" within SLUSA. *See, e.g., Rowinski*, 398 F.3d at 303 (holding as "squarely preempted under SLUSA" claims asserted on behalf of both holders and purchasers or sellers); *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1345 (11th Cir. 2002) ("[A] plaintiff may not avoid SLUSA's restrictions simply by alleging that a given misrepresentation caused him both to purchase and hold a particular security."); *Prof'l*

Mgmt. Assocs., 335 F.3d at 802-03 (action brought on behalf of a class including persons who "bought and held" shares during the period of alleged fraud fell "squarely within SLUSA's parameters"); *see also In re Mutual Fund Litig.*, 320 F. Supp. 2d 352, 354 (D. Md. 2004) (Motz, J.) ("the allegations made in [plaintiffs'] complaints . . . are broad enough to include within the proposed classes persons who purchased and/or sold mutual fund shares during the class periods" to make these actions fall "under SLUSA").[27]

Plaintiffs nevertheless attempt to salvage their "holder" claims by asking the Court to divide the mixed classes into "subclasses" of purchasers and holders. Class Pl. Br. at 76-77. The Court should decline this invitation. Sub-classing would accomplish nothing in this case because SLUSA preempts both purchaser and holder claims. First, as the Seventh Circuit recently recognized, SLUSA and the private cause of action under Section 10(b) are not co-terminous, and even if holders do not have standing to sue under Section 10(b) because of *Blue Chip Stamps*, their state-law claims are still preempted by SLUSA. *See Kircher*, 403 F.3d at 484 (recognizing that *Blue Chip's* standing limitation is a judicially imposed limitation on a judicially implied cause of action and that "SLUSA is as broad as § 10(b) itself").[28] *But see, e.g., Dabit*, 395 F.3d at 34-36; *Rowinski*, 398 F.3d at 299.

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[27] The cases cited by plaintiffs are not to the contrary. Some of these authorities have since been repudiated. *See* Class Pl. Br. at 74; *Potter v. Janus Inv. Fund*, 2004 WL 1173201 (S.D. Ill. Feb.12, 2004), *consolidated with and repudiated by Kircher*, 403 F.3d at 478; *see also Bradfisch v. Templeton Funds, Inc.*, 319 F. Supp. 2d 897 (S.D. Ill. 2004). In any event, they all involve complaints that did not involve a "mixed" class because they "expressly" excluded claims by purchasers. *See Gutierrez v. Deloitte & Touche, L.L.P.*, 147 F. Supp. 2d 584, 593 (W.D. Tex. 2001) ("[Plaintiffs] have expressly carved out and excluded purchasers when they elected to allege only claims for holding covered securities") (internal quotation marks and brackets omitted); *Meyer v. Putnam Int'l Voyager Fund*, 220 F.R.D. 127, 129 (D. Mass. 2004).

[28] Plaintiffs argue that following the Seventh Circuit's approach would leave holders without a remedy. This is not true. The Seventh Circuit recognized that holder claims may be vindicated by public enforcement, which is precisely what happened here. *See Kircher*, 403 F.3d at 483. Plaintiffs do not

Second, even if this Court adheres to the view of other circuits that SLUSA and the private right of action under Section 10(b) are co-terminous, under plaintiffs' own arguments, the state-law holder claims are still preempted. In opposing dismissal of their Section 10(b) claims, plaintiffs argue that *Blue Chip Stamps'* standing limitation does not apply in the mutual fund market-timing context. *See* Class Pl. Br. at 7-13; *see also In re Mutual Fund Litig.*, 320 F. Supp. 2d at 356. If the Court accepts this argument, then mutual fund "holders" have standing to sue under Section 10(b) but their state-law claims are barred by SLUSA. *See Dabit*, 395 F.3d at 36 ("SLUSA will preempt precisely those state class actions which could be brought as federal actions subject to the heightened requirements of the PSLRA"); *Rowinski*, 398 F.3d at 299.

In any event, sub-classing is improper because plaintiffs have made no effort at differentiating between holders and purchasers in their class definitions. As the Second Circuit recently held, "[w]here...the complaint does not include sufficient information to permit the court to identify the separate preempted and non-preempted subclasses, we believe that the proper approach will ordinarily be to dismiss the entire claim pursuant to SLUSA." *Dabit*, 395 F.3d at 46; *see also Hardy v. Merrill Lynch Pierce Fenner & Smith, Inc.*, 189 F. Supp. 2d 14 (S.D.N.Y. 2001) (dismissing complaint where "it was impossible to distinguish mere holders from purchasers on the basis of the class definition in the complaint"); *Dacey v. Morgan Stanley Dean Witter & Co.*, 263 F. Supp. 2d 706, 710-11 (S.D.N.Y. 2003) (distinguishing *Hardy* on the ground that "the Complaint identifie[d] two putative subclasses" with precision).

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dispute that holders as well as purchasers will benefit from the massive distributions of regulatory settlement proceeds.

POINT VI

THE DERIVATIVE CLAIMS BROUGHT AGAINST THE BROKER DEALER INTERMEDIARY DEFENDANTS SHOULD BE DISMISSED IN ACCORDANCE WITH RULE 23.1 FOR FAILING TO ALLEGE PRE-SUIT DEMAND

Even if this Court determines that demand would have been futile with respect to the claims brought derivatively against the trustees of the various mutual funds, demand is not automatically excused with respect to claims brought against unaffiliated defendants such as the Broker Dealer Intermediary Defendants.

Nowhere in their Opposition Brief do plaintiffs dispute that "the pre-suit demand futility analysis must be conducted for each claim" on a claim-by-claim basis. *Needham v. Cruver*, 1993 Del. Ch. LEXIS 76, at *9 (Del. Ch. May 12, 1993). Notwithstanding their acceptance of this general principle, plaintiffs argue that demand on the third-party claims against the Broker Dealer Intermediary Defendants should be excused because of the trustees' "complicity in allowing late trading and timing." Derivative Pl. Br. at 54.[29] In support of their argument, plaintiffs rely on a single unpublished case from the Northern District of Illinois that has not been followed or cited since by any other court for the specific proposition at issue. *See In re Nuveen Fund Litigation*, 1996 U.S. Dist. LEXIS 8052 (N.D. Ill. June 11, 1996).

In any event, even that case does not support plaintiffs' position. The *Nuveen* court explicitly noted that it was not confronted with the typical situation where directors are alleged to be guilty of a "failure to adequately supervise." 1996 U.S. Dist. LEXIS 8052, at *15. Instead, the directors in that case allegedly "affirmatively approved the transaction" under

[29] Citations to "Derivative Pl. Br." refer to the Fund Derivative Plaintiffs' Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants, and Trader Defendants, dated April 22, 2005.

challenge. *Id.* The court therefore found that the plaintiffs made particularized allegations that the directors faced a substantial likelihood of liability for demand to be excused.

Here, in contrast, plaintiffs do not allege that the trustees "affirmatively" approved activities allegedly undertaken by the broker-dealers. The Complaints also contain no allegations that the directors are beholden to the broker-dealers or were "complicit" in their activities. Rather, plaintiffs allege that the trustees failed to "manage and supervise the Funds," *see, e.g., Alliance Deriv.* Compl. ¶¶ 2, 502(g); *Nations Deriv.* Compl. ¶ 2 – precisely the type of claims that the *Nuveen* Court distinguished. *See* 1996 U.S. Dist. LEXIS 8052, at *15 ("this action…stands in stark contrast to…a claim against the directors for failure to adequately supervise subordinates").

The Complaints in this case are much closer to the complaint in *Yaw v. Talley*, 1994 WL 89019 (Del. Ch. 1994) (*see* BDID Omn. Br. at 66). There, as here, the only excuse plaintiffs had for not making demand was the bald assertion that the third-party defendant committed the alleged wrongdoing "with the complicity of the board of directors." *Compare id.* at *10, *with* Pl. Br. at 54 ("Trustees' complicity in allowing late trading and timing"). The court in Yaw held that such non-particularized allegations of "complicity" "cannot survive scrutiny under Rule 23.1." 1994 WL 89019, at *10; *see also Kaltman v. Sidhu*, 2004 U.S. Dist. LEXIS 2818, at *12 (N.D. Tex. 2004); *Batkin v. Softbank Holdings Inc.*, 270 A.D. 2d 177, 177-78 (N.Y. App. Div. 2000) (applying Delaware law and rejecting unadorned allegations of "complicity").

For the foregoing reasons, even if this Court determines that demand should be excused with respect to claims against the trustees or advisors, plaintiffs' derivative claims against the Broker Dealer Intermediary Defendants must be dismissed for failure to make pre-suit demand.

CONCLUSION

For all of the foregoing reasons, the Broker Dealer Intermediary Defendants respectfully request that the Court issue an order dismissing the Complaints, as against the Broker Dealer Intermediary Defendants, in their entirety, with prejudice.

Dated: May 20, 2005

Respectfully submitted,

WEIL, GOTSHAL & MANGES LLP
Liaison Counsel for Broker Dealer Intermediary Defendants

By: /s/ Jonathan D. Polkes
Jonathan D. Polkes (No. 85425)
jonathan.polkes@weil.com
Matthew L. Mustokoff
matthew.mustokoff@weil.com
Tracy L. McCreight
tracy.mccreight@weil.com

767 Fifth Avenue
New York, New York 10153-0119
(212) 310-8000 (phone)
(212) 310-8007 (fax)

Attorneys for Defendants
Canadian Imperial Bank of Commerce,
CIBC Securities, Inc.,
CIBC World Markets Corp. and
Canadian Imperial Holdings, Inc.

BRYAN CAVE LLP

By: /s/ Alec W. Farr
Alec W. Farr (No. 12513)
awfarr@bryancave.com

700 13th St. NW
Washington, DC 20005
(202) 508-6053 (phone)
(202) 508-6200 (fax)

Attorneys for Defendant
Grant D. Seeger

WEIL, GOTSHAL & MANGES LLP

By: /s/ Jonathan D. Polkes
Jonathan D. Polkes (No. 85425)
jonathan.polkes@weil.com
Sean M. Toomey
sean.toomey@weil.com

767 Fifth Avenue
New York, New York 10153-0119
(212) 310-8000 (phone)
(212) 310-8007 (fax)

Attorneys for Defendant
Investec (US) Incorporated

CAHILL GORDON & REINDEL LLP

By: /s/ Thomas J. Kavaler
Thomas J. Kavaler (No. 85638)
tkavaler@cahill.com
Jonathan D. Thier
jthier@cahill.com

80 Pine Street
New York, New York 10005
(212) 701-3000 (phone)
(212) 269-5420 (fax)

Attorneys for Defendants
Prudential Securities, Inc. and
Prudential Financial, Inc.

CARTER LEDYARD & MILBURN LLP

By: /s/ Ira Lee Sorkin
Ira Lee Sorkin
sorkin@clm.com
Susan B. Kalib
kalib@clm.com

2 Wall Street
New York, New York 10005
(212) 732-3200 (phone)
(212) 732-3232 (fax)

Attorneys for Defendant
Kaplan & Co. Securities, Inc.

CLEARY, GOTTLIEB, STEEN & HAMILTON

By: /s/ Thomas J. Moloney
Thomas J. Moloney (No. 84198)
tmoloney@cgsh.com
Lewis J. Liman (No. 84273)
lliman@cgsh.com
Neil P. Forrest (No. 85290)
nforrest@cgsh.com
Breon S. Peace (No. 84274)
bpeace@cgsh.com

One Liberty Plaza
New York, NY 10006
(212) 225-2000 (phone)
(212) 225-3999 (fax)

Attorneys for Defendants
Bear, Stearns & Co. Inc.,
Bear, Stearns Securities Corp., and
The Bear Stearns Companies, Inc.

CRAVATH, SWAINE & MOORE LLP

By: /s/ Francis P. Barron
Francis P. Barron (No. fpb85475)
fbarron@cravath.com
Stephen S. Madsen (No. ssm85455)
smadsen@cravath.com

825 Eighth Avenue
New York, New York 10019
(212) 474-1000 (phone)
(212) 474-3700 (fax)

Attorneys for Defendants
Citigroup, Inc.,
Citigroup Global Markets Holding Inc., and
Salomon Smith Barney, Inc.

DAVIS POLK & WARDWELL

By: /s/ Dennis Glazer
Dennis Glazer
dennis.glazer@dpw.com
James Murray
james.murray@dpw.com
James I. McClammy
james.mcclammy@dpw.com

450 Lexington Avenue
New York, NY 10017
(212) 450-4000 (phone)
(212) 450-3800 (fax)

Attorneys for Defendants
JP Morgan Chase & Co.,
JP Morgan Securities, Inc., and
JP Morgan Chase Bank, Inc.

DLA PIPER RUDNICK GRAY CARY US LLP

By: /s/ James D. Mathias
James D. Mathias
james.mathias@dlapiper.com
David Clarke, Jr.
david.clarke@dlapiper.com
Strider L. Dickson
strider.dickson@dlapiper.com

6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000 (phone)
(410) 580-3001 (fax)

Attorneys for Defendants
Bank of America Corporation,
Bank of America, N.A., and
Banc of America Securities, LLC

DORSEY & WHITNEY LLP

By: /s/ J Jackson
J Jackson (MN Bar No. 49219)
jackson.j@dorsey.com
Kristina L. Carlson (MN Bar No. 319338)
carlson.kristina@dorsey.com

50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402-1498
(612) 340-2760 (phone)
(612) 340-2807 (fax)

Attorneys for Defendant
Davidson Companies

FAEGRE & BENSON LLP

By: /s/ Wendy J. Wildung
Wendy J. Wildung (MN Bar #117055)
WWildung@faegre.com
Michael M. Krauss (MN Bar #342002)
MKrauss@faegre.com

2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402-3901
(612) 766-7000 (phone)
(612) 766-1600 (fax)

Attorneys for Defendant
Securities America, Inc.

HOFFMAN & POLLOCK LLP

By: /s/ Lisa Rosenthal
Lisa Rosenthal (#84294)
Lisa10023@yahoo.com

260 Madison Avenue
New York NY 10016
(212) 679-2900 (phone)
(212) 679-1844 (fax)

Attorneys for Defendants
Wall Street Discount Corporation and
Alan Lederfeind

JONES, WALKER, WAECHTER,
POITEVENT, CARRÈRE & DENÈGRE,
LLP

By: /s/ Thomas K. Potter, III
Thomas K. Potter, III (La. BN 17348)
tpotter@joneswalker.com

201 St. Charles Ave., 49th Floor
New Orleans, LA 70170
(504) 582-8000 (phone)
(504) 589-8358 (fax)

Attorneys for Defendant
Pritchard Capital Partners, LLC

JORDEN BURT LLP

By: /s/ Phillip E. Stano
Philip E. Stano (MD Bar No. 14766)
pes@jordenusa.com
Sheila J. Carpenter (MD Bar No. 02623)
sjc@jordenusa.com
Joanna B. Hall (District Court Application Pending)
jbh@wdc.jordenusa.com

1025 Thomas Jefferson Street NW
Suite 400 East
Washington, DC 20007-5208
(202) 965-8100 (phone)
(202) 965-8104 (fax)

Attorneys for Defendant
Lincoln Financial Advisors Corporation

KIRKLAND & ELLIS LLP

By: /s/ Scott W. Fowkes
Scott W. Fowkes (swf86040)
sfowkes@kirkland.com
Stacey G. Pagonis (sgp86041)
spagonis@kirkland.com

200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000 (phone)
(312) 861-2200 (fax)

Attorneys for Defendant
Conseco Securities, Inc.

KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

By: /s/ Glenn R. Reichardt
Glenn R. Reichardt
greichardt@klng.com
Shanda N. Hastings
shastings@klng.com

1800 Massachusetts Avenue, NW
Washington, DC 20036
(202) 778-9000 (phone)
(202) 778-9100 (fax)

Attorneys for Defendants
Merrill Lynch & Co., Inc. and
Merrill Lynch, Pierce,
Fenner & Smith Incorporated

KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

By: /s/ Stephen G. Topetzes
Stephen G. Topetzes (Bar No. 15597)
stopetzes@klng.com
Alicia L. Lewis
alewis@klng.com
Tanya E. Stern
tstern@klng.com

1800 Massachusetts Avenue, N.W.
Washington, DC 20036
(202) 778-9000 (phone)
(202) 778-9100 (fax)

Attorneys for Defendant
Wachovia Securities, LLC

LAZARE POTTER GIACOVAS & KRANJAC, LLP

By: /s/ Robert A. Giacovas
Robert A. Giacovas (RG-8375)
rgiacovas@lpgk.com
Michael T. Conway (MC-2224)
mconway@lpgk.com
Marisa A. Godwin (MG-6365)
mgodwin@lpgk.com

950 Third Avenue, 15th Floor
New York, New York 10022
(212) 758-9300 (phone)
(212) 888-0919 (fax)

Attorneys for Defendant
Circle Trust Company
(also sued as Circle Trust, Inc.)

LESTER SCHWAB KATZ & DWYER, LLP

By: /s/ Steven B. Getzoff
Steven B. Getzoff
sgetzoff@lskdnylaw.com
Lawrence A. Steckman
lsteckman@lskdnylaw.com

120 Broadway
New York, New York 10271-0071
(212) 964-6611 (phone)
(212) 267-5916 (fax)

Attorneys for Defendant
Paul Flynn

LUBOJA AND THAU LLP

By: /s/ David A. Stein
David A. Stein (No. DS1631)
dstein@lubojathau.com

10 E 40th St 30th Fl
New York, NY 10016
(212) 779-9800 (phone)
(212) 252-0457 (fax)

Attorneys for Defendant
Kopstein, Van Alen, Nash & Co., Inc.

MORGAN LEWIS & BOCKIUS LLP

By: /s/ Christopher P. Hall
Christopher P. Hall
chall@morganlewis.com
John M. Vassos
jvassos@morganlewis.com
Todd D. Brody
tbrody@morganlewis.com

101 Park Avenue
New York, New York 10178
(212) 309-6000 (phone)
(212) 309-6001 (fax)

Attorneys for Defendant
Deutsche Bank AG

MORRISON & FOERSTER LLP

By: /s/ Darryl P. Rains
Darryl P. Rains
drains@mofo.com
Bryan Wilson
bwilson@mofo.com
Stephanie L. Zeller
szeller@mofo.com

755 Page Mill Road
Palo Alto, California 94304-1018
(650) 813-5600 (phone)
(650) 494-0792 (fax)

Attorneys for Defendant
Charles Schwab & Co., Inc.

NEUBERGER, QUINN, GIELEN,
RUBIN & GIBBER, P.A

By: /s/ Nathan D. Adler
Nathan D. Adler (No. 22645)
nda@nqgrg.com

One South Street, 27th Floor
Baltimore, MD 21202
(410) 332-8516 (phone)
(410) 332-8594 (fax)

Attorneys for Defendant
Kopstein, Van Alen, Nash & Co., Inc.

NEUBERGER, QUINN, GIELEN,
RUBIN & GIBBER, P.A.

By: /s/ Price O. Gielen
Price O. Gielen (No. 00577)
pog@nqgrg.com

One South Street
27th Floor
Baltimore, Maryland 21202
(410) 332-8584 (phone)
(410) 332-8561 (fax)

Attorneys for Defendants
Bear, Stearns & Co. Inc.,
Bear, Stearns Securities Corp., and
The Bear Stearns Companies Inc.

PAUL, WEISS, RIFKIND, WHARTON &
GARRISON LLP

By: /s/ Moses Silverman
Moses Silverman
msilverman@paulweiss.com
H. Christopher Boehning
cboehning@paulweiss.com
Stacey A. Shortall
sshortall@paulweiss.com

1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000 (phone)
(212) 757-3990 (fax)

Attorneys for Defendants
Lehman Bros. Inc.,
Ron Basu, and Richard Kirsch

PERKINS, SMITH & COHEN

By: /s/ Robert D. Friedman
Robert D. Friedman (No. 85754)
rfriedman@pscboston.com
Andrew F. Caplan (No. 85753)
acaplan@pscboston.com

One Beacon Street, 30th Floor
Boston, Massachusetts 02108-3106
(617) 854-4000
(617) 854-4040

Attorneys for Defendant
Cantella & Co., Inc.

PILLSBURY WINTHROP LLP

By: /s/ John F. Pritchard
John F. Pritchard
jpritchard@pillsburywinthrop.com
Eric T. Streck
estreck@pillsburywinthrop.com

1540 Broadway
New York, New York 10036
(212) 858-1000 (phone)
(212) 858-1500 (fax)

Attorneys for Defendants
U.S. Trust Company, N.A.
U.S. Trust Company of New York
U.S. Trust Corporation

QUINN, EMANUEL, URQUHART, OLIVER & HEDGES, LLP

By: /s/ Thad A. Davis
Thad A. Davis
thaddavis@quinnemanuel.com
Melissa Dalziel
melissadalziel@quinnemanuel.com

865 S. Figueroa St., 10th Floor
Los Angeles, CA 90017
(213) 443-3000 (phone)
(213) 443-3100 (fax)

Attorneys for Defendant
Kraig L. Kibble

STEPHAN, ORINGHER, RICHMAN & THEODORA

By: /s/ David S. Richman
David S. Richman
drichman@sortlaw.com

2029 Century Park East, 6th Floor
Los Angeles, CA 90067
(310) 557-2009 (phone)
(310) 551-0283 (fax)

Attorneys for Defendants
J.B. Oxford Holdings, Inc.,
National Clearing Corporation,
James G. Lewis,
Kraig L. Kibble, and
James Y. Lin

STRADLEY, RONON, STEVENS & YOUNG LLP

By: /s/ Christine M. Debevec
Christine M. Debevec
cdebevec@stradley.com

2600 One Commerce Square
Philadelphia, PA 19103-7098
(215) 564-8000 (phone)
(215) 564-8120 (fax)

Attorneys for Defendant
Golden Gate Financial Corp., LLC

SULLIVAN & CROMWELL LLP

By: /s/ Stephanie G. Wheeler
Stephanie G. Wheeler
wheelers@sullcrom.com
Jeffrey J. Chapman
chapmanj@sullcrom.com

125 Broad Street
New York, New York 10004
(212) 558-4000 (phone)
(212) 558-3588 (fax)

Attorneys for Defendant
Pershing LLC

WACHTELL, LIPTON, ROSEN & KATZ

By: /s/ Stephen R. DiPrima
Stephen R. DiPrima
srdiprima@wlrk.com
Martin J.E. Arms
mjearms@wlrk.com

51 West 52nd Street
New York, New York 10019
(212) 403-1000 (phone)
(212) 403-2000 (fax)

Attorneys for Defendants
Bank of America Corporation,
Bank of America, N.A., and
Banc of America Securities, LLC

TERRA LAW LLP

By: /s/ Breck E. Milde
Breck E. Milde (#122437)
bmilde@terra-law.com
Martin D. Dioli (#172775)
mdioli@terra-law.com

60 South Market Street, Suite 200
San Jose, California 95113
(408) 288-7325 (phone)
(408) 998-4895 (fax)

Attorneys for Defendant
Aurum Securities Corporation

WILMER CUTLER PICKERING HALE AND DORR LLP

By: /s/ Charles Davidow
Charles Davidow
Charles.Davidow@wilmerhale.com

2445 M Street, NW
Washington, DC 20037
(202) 663-6241 (phone)
(202) 663-6363 (fax)

Andrew Kaizer
Andrew.kaizer@wilmerhale.com
Eleni Roumel
Eleni.roumel@wilmerhale.com

399 Park Avenue
New York, NY 10022
(212) 230-8830 (phone)
(212) 230-8888 (fax)

Attorneys for Defendant
UBS Financial Services Inc.

WILMER, CUTLER, PICKERING,
HALE & DORR, LLP

By: /s/ Charles Collier Platt
Charles Collier Platt
charles.platt@wilmerhale.com
Shoshana Gillers
shoshana.gillers@wilmerhale.com

399 Park Avenue
New York, NY 10022
(212) 230-8830 (phone)
(212) 230-8888 (fax)

Eric Jon Mogilnicki
eric.mogilnicki@wilmerhale.com

2445 M Street, NW
Washington, DC 20037
(202) 663-6410 (phone)
(202) 663-6363 (fax)

Attorneys for Defendant
Nationwide Life Insurance Company

WINSTON & STRAWN LLP

By: /s/ Robert Y. Sperling
Robert Y. Sperling
rsperling@winston.com
David E. Koropp
dkoropp@winston.com
John J. Tully, Jr.
jtully@winston.com

35 W. Wacker Drive
Chicago, Illinois 60601
(312) 558-5600 (phone)
(312) 558-5700 (fax)

Attorneys for Defendant
Morgan Stanley DW

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

In re Mutual Funds Investment Litigation	)	Nos.	04-MD-15861
	)		04-MD-15862
This Document Relates To:	)		04-MD-15863
	)		04-MD-15864
All Tracks	)		

OMNIBUS REPLY BRIEF OF CERTAIN OF THE TRADER DEFENDANTS IN SUPPORT OF THEIR MOTION TO DISMISS THE CONSOLIDATED AMENDED COMPLAINTS FILED BY THE CLASS ACTION PLAINTIFFS AND THE FUND DERIVATIVE PLAINTIFFS

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

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STATUTES

I. INTRODUCTION.[1]

In their omnibus response, Class Plaintiffs have made several express and tacit concessions (including the concession that their Rule 10b-5 case is not a "typical" or "garden variety" securities case (Class Pl.'s Opp. Br. ("Opp. Br.") at 2, 13)) that expose the fatal flaws in their Rule 10b-5 claims against the Trader Defendants. Class Plaintiffs have retreated from their allegations that the Trader Defendants violated Rule 10b-5(b) by misrepresentations and omissions to Class Plaintiffs (Opp. Br. at 13, 18), and they now limit their Rule 10b-5 claim against the Trader Defendants to liability for a "scheme" to defraud under subsections (a) and (c) of Rule 10b-5 (Opp. Br. at 34 n. 33).[2]

Class Plaintiffs' narrowed theory, however, still runs afoul of *Central Bank*'s proscription on aider and abettor liability for a private right of action under Rule 10b-5. Their claim is fundamentally based on the allegation that the Trader Defendants conspired with the Fund Defendants to make, or aided and abetted them in making, alleged misrepresentations and

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[1] This brief is filed on behalf of the following defendants: Appalachian Trails, L.P.; Aurum Capital Management; Aurum Securities Corporation; BTS Asset Management, Inc.; Daniel Calugar; DCIP, L.P.; Security Brokerage, Inc.; Michael G. Christiani; Chronos Asset Management; CPTR, LLC; Jemmco Advisers LLC; Pentagon Asset Management; Ritchie Capital Management, LLC; Round Hill Securities, Inc.; RTE Asset Management; Rydex Investments; Samaritan Asset Management Co.; Schield Management Company; Signalert Corporation; Spectrum Financial, Inc.; Tandem Financial Services; Trout Trading Management Company Ltd.; Veras Investment Partners, LLC (also erroneously sued as Veras Investment Partners, LLP); Alan Waldbaum; and Wilshire Associates Incorporated. Interim liaison counsel does not file this brief on behalf of any other defendants, and, on behalf of all the Trader Defendants, interim liaison counsel reserves the right of each of the Trader Defendants to file supplemental reply briefs to the extent each defendant deems necessary. Certain Trader Defendants intend to adopt portions of this omnibus brief when they file their supplemental reply briefs. Consistent with the Court's orders, the Trader Defendants as a group and individually reserve the right to file additional motions to dismiss on other grounds not addressed in this round of briefing.

[2] Though Class Plaintiffs say they do not now allege the claim (Opp. Br. at 18), in fact the Amended Complaints purport to charge the Trader Defendants with violations of Rule 10b-5(b) (*see FT* Compl. ¶¶ 277, 289 (attributing alleged misrepresentations and omissions to all defendants against whom Rule 10b-5 claims are alleged); *see also Columbia* Compl. ¶¶ 171, 182; *MFS* Compl. ¶ 248; *Putnam* Class Compl. ¶¶ 144, 150). Given Class Plaintiffs' current position that they are not asserting such claims, they should of course be dismissed.

omissions to Class Plaintiffs concerning the Trader Defendants' trading. Indeed, Class Plaintiffs expressly acknowledge that "[t]his case principally concerns omissions by the Fund Defendants" (Opp. Br. at 33), and they argue that "the *Fund Defendants* violated the securities laws by omitting disclosure of their market timing arrangements in offering documents." (Opp. Br. at 1) (emphasis added).) Class Plaintiffs expressly acknowledge that their theory of liability against the Trader Defendants is not based on the Trader Defendants' independent conduct standing alone, but "required" the "direct and substantial" participation of the Fund Defendants and Broker Defendants. (Opp. Br. at 1.) Certainly, if the Fund Defendants had disclosed the facts concerning the Trader Defendants' trading, there would be no claim at all against the Trader Defendants.

Class Plaintiffs make additional concessions that doom the two conceptual premises on which their 10b-5 "scheme" theory is based, i.e. market timing and late trading. With respect to market timing specifically, Class Plaintiffs either expressly concede or do not dispute the following:

- Market timing is not illegal, and is a trading opportunity which has been both well-known and long-known to regulators and in the mutual fund industry. (Tr. Def.'s Opening Br. ("Opening Br.") at 4.)
- A "*quid pro quo*" arrangement is only actionable if it is designed to accomplish something illegal, and because market timing is legal, there can be no actionable *quid pro quo* relating to market timing. (Opening Br. at 25.)
- Market timing did not affect the price Class Plaintiffs paid for their mutual fund shares. (Opp. Br. at 37; Opening Br. at 24.)
- Under the prospectuses, it was within the Fund Defendants' sole discretion to define what specific conduct constituted "market timing," to determine who was a "market timer," to decide whether any identified "market timing" was excessive or disruptive,

and to restrict trading in the Funds based on these determinations. (Opening Br. at 25.)

With respect to so-called "late trading," Class Plaintiffs concede the following:

- The Trader Defendants were not required by any statute, rule or regulation to submit their trades by 4:00 p.m. Eastern time or any other particular time of day. (Opening Br. at 5.)
- Rule 22c-1 does not apply to the Trader Defendants on its face. (Opening Br. at 28.)
- Rule 22c-1 does not prohibit trades placed after 4:00 p.m. from being priced at that day's NAV; rather, the rule requires that a share be priced at the NAV "next calculated" after the transaction request is made. (Opening Br. at 5, n. 10, 28-29.) In other words, Class Plaintiffs do not contest that a trade placed after 4:00 p.m. may be priced at that day's NAV so long as the NAV has not been calculated as of the time the trade is placed.
- The Fund Defendants were solely responsible for pricing their own shares, and the Trader Defendants had no involvement in or responsibility for that process.

Finally, Class Plaintiffs cannot rescue their defective Rule 10b-5 claims by re-casting them as state law claims, because such claims are barred by SLUSA.

For all the reasons set forth herein and in the Trader Defendants' Omnibus Opening Brief, the Rule 10b-5 claims and state law claims against the Trader Defendants should be dismissed with prejudice.

II. THE CLASS ACTION COMPLAINTS SHOULD BE DISMISSED AGAINST THE TRADER DEFENDANTS.

A. Class Plaintiffs' Rule 10b-5(a) and (c) Claims Fail as to the Trader Defendants.

Class Plaintiffs assert that they have stated claims against the Trader Defendants based solely on an alleged "scheme" under Rule 10b-5(a) and (c).[3] It simply is not enough to identify a set of transactions and label them a "scheme." In order to state a "scheme" claim under Rule 10b-5(a) and (c), Class Plaintiffs must allege that: (1) the Trader Defendants controlled or artificially affected a market for securities through deceptive or manipulative conduct; (2) the Trader Defendants acted with scienter; (3) the Class Plaintiffs relied on the market for securities; and (4) Class Plaintiffs were injured in connection with the purchase or sale of securities. *See In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 372 (D. Md. 2004) ("*Royal Ahold*").[4] The critical element of a Rule 10b-5 claim—that the Trader Defendants' conduct involved some element of deception or manipulation—is absent from Class Plaintiffs' allegations. *See id.* Additionally, Class Plaintiffs' claims fail because they have not adequately alleged scienter, reliance or causation. The Rule 10b-5 claims should therefore be dismissed as to the Trader Defendants.

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[3] Class Plaintiffs have expressly abandoned their Rule 10b-5(b) claims, and all such claims should be dismissed for this reason alone. (*See* Opp. Br. at 18 ("[P]laintiffs have not alleged that [the Broker Defendants and Trader Defendants] made actionable misrepresentations or omissions under Rule 10b-5(b).").)

[4] Although the Trader Defendants are moving to dismiss a consolidated complaint, Class Plaintiffs must be able to state a claim against each individual Trader Defendant in each subtrack. *See, e.g., Katz v. Realty Equities Corp.*, 521 F.2d 1354, 1358 (2d Cir. 1975) ("It is axiomatic that consolidation is a procedural device designed to promote judicial economy and that consolidation cannot effect a physical merger of the actions or the defenses of the separate parties."); *Midwest Cmty. Council, Inc. v. Chicago Park Dist.*, 98 F.R.D. 491, 499 (N.D. Ill. 1983) (consolidation does not merge suits or change rights of parties).

1. The Trader Defendants Are Not Liable Under Rule 10b-5(a) and (c) Because They Are Not Alleged to Have Committed Any Independent Deceptive or Manipulative Acts.

a. Class Plaintiffs Cannot Use the Fund Defendants' Alleged Deceptive Conduct As the Basis for a Scheme Claim Against the Trader Defendants.

As the Trader Defendants established in their opening brief, Class Plaintiffs' "scheme" theory fails because Class Plaintiffs have not alleged that any Trader Defendant engaged in any violation of Rule 10b-5 through a deceptive or manipulative act independent of the Fund Defendants, as required for scheme liability under *Royal Ahold*, 351 F. Supp. 2d at 372. (Opening Br. at 22-23.) Class Plaintiffs acknowledge that they have not alleged that the Trader Defendants made misrepresentations or that the Trader Defendants owed a duty to disclose their trading activity to other investors. (Opp. Br. at 18.) Rather, Class Plaintiffs base their liability theory on the allegation that the Trader Defendants "participated" in a deceptive scheme that also "required" the participation of the Fund Defendants and the Broker Defendants. (Opp. Br. at 2.) The *only* deceptive conduct connected with the alleged scheme, however, is the purported fraud of the Fund Defendants who, Class Plaintiffs claim, made misleading statements to their investors in prospectus documents or other similar fund literature. Indeed, Class Plaintiffs acknowledge that "[t]he case principally concerns *omissions by the Fund Defendants* concerning the scheme among the Fund, Trader and Broker Defendants to allow market timing at the expense of long-term shareholders." (Opp. Br. at 33 (emphasis added).)

Class Plaintiffs, however, cannot bootstrap alleged deception by the Fund Defendants as the basis for a private right of action against the Trader Defendants under Rule 10b-5. The attempt to do so, at bottom, is nothing more than an attempt to create a private right of action for aiding and abetting liability in violation of *Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.*, 511 U.S. 164, 177 (1994). Specifically, Class Plaintiffs cannot avoid the holding of *Central Bank*, as they attempt to do, by casting their fraud theory against the Trader Defendants as "participation in a scheme" that is premised on the Fund Defendants' alleged omissions. Similarly, they cannot avoid *Central Bank* merely by alleging that the Trader Defendants "worked together with the Fund Defendants to exploit market timing capacity in the funds" or that certain Trader Defendants "relied on, and paid, certain Broker Defendants" to arrange for market timing capacity. (Opp. Br. at 18.)

These allegations are insufficient to state a claim for liability based on a "scheme" unless the Trader Defendants' alleged conduct is itself independently actionable. *See Pirelli Armstrong Tire Corp. Retiree Med. Ben. Trust v. Dynegy, Inc. (In re Dynegy, Inc. Sec. Litig.)*, 339 F. Supp. 2d 804, 915 (S.D. Tex. 2004) ("*Dynegy*") ("*Central Bank* precludes liability based on allegations that a group of defendants acted together to violate the securities laws unless *each* defendant committed a manipulative or deceptive act in furtherance of the scheme.") (emphasis added); *In re Syncor Int'l Corp. Sec. Litig.*, 327 F. Supp. 2d 1149, 1167 (C.D. Cal. 2004) ("Plaintiffs must allege that *every defendant* committed *his own independent primary violation* of the securities laws."); *In re Enron Corp. Sec., Derivative & ERISA Litig.*, 235 F. Supp. 2d 549, 590 (S.D. Tex. 2002) ("to survive a motion to dismiss, a complaint alleging that more than one defendant participated in a 'scheme' to defraud *must allege a primary violation of §10(b) by each defendant*.") (emphasis added); *see also In re Homestore.com, Inc. Sec. Litig.*, 252 F. Supp. 2d 1018, 1040 (C.D. Cal. 2003).

The very cases that Class Plaintiffs cite make clear that scheme liability requires an *independent* deceptive or manipulative act. For example, Class Plaintiffs cite to *Quaak v. Dexia, S.A.*, 357 F. Supp. 2d 330 (D. Mass 2005), and *Newby v. Enron Corp. (In re Enron Corp. Sec., Derivative & ERISA Litig.)*, 310 F. Supp. 2d 819 (S.D. Tex. 2004). (Opp. Br. at 25-26.) In *Quaak*, the court found that a primary violation of Rule 10b-5 had been alleged against defendants who had allegedly deceived investors when they "set up, funded, and operated *sham* entities designed to enter into *fraudulent* licensing agreements with [an issuer] in order to *artificially inflate* [the issuer's] profits." *Quaak*, 357 F. Supp. 2d at 341 (emphasis added). Likewise, in *Newby*, the court found that plaintiffs had stated a claim against Merrill Lynch for its part in an alleged scheme because they alleged that Merrill Lynch "issued numerous analysts' reports and recommendations containing *false and misleading statements* about Enron's financial condition." *Newby*, 310 F. Supp. 2d at 829 (emphasis added). Thus, both *Quaak* and *Newby* are consistent with *Central Bank*. Their holdings depend on allegations of independent deceptive and manipulative acts by the so-called "secondary" participants which were clearly present in those cases. Here, by contrast, Class Plaintiffs have failed to allege any such conduct against the Trader Defendants, and therefore neither case supports their position.[5]

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[5] As pointed out in the opening brief, this Circuit has strictly construed *Central Bank*. For example, the Court of Appeals endorsed the "bright line" test over the "substantial participation" test, confirming that a defendant commits a primary violation of Rule 10b-5(b) only if he makes a representation that he knew or should have known would be communicated to investors. (Opening Br. at 18-19 & n. 25, (citing *Gariety v. Grant Thornton, LLP*, 368 F.3d 356, 369 (4th Cir. 2004); *Royal Ahold*, 351 F. Supp. 2d at 370-371).) Plaintiffs' attempt to hold the Trader Defendants liable for the Fund Defendants' alleged omissions is contrary to the reasoning of these authorities. Plaintiffs do not dispute that the law of this Circuit – including the "bright line" test – controls their claim in this MDL proceeding. (*See* Opening Br. at 11 n. 19.)

Indeed, on facts analogous to those alleged by Class Plaintiffs here, the court in *Dynegy* held that allegations of a "secondary" actor's participation in a primary actor's false statements did not state a "scheme" claim under Rule 10b-5(a) or (c). In that case, plaintiff asserted Rule 10b-5(a) and (c) claims against Citigroup based on its alleged involvement in two transactions that Dynegy used to misrepresent its financial statements. *Dynegy*, 339 F. Supp. 2d at 915. The plaintiffs argued that Citigroup was liable for its participation in a scheme to defraud because Citigroup had promoted, structured, funded and helped to execute the two transactions which Dynegy later misrepresented. *Id.* at 915-916. Holding that Citigroup's alleged actions amounted to mere aiding and abetting Dynegy's fraud, the court stated:

> Plaintiffs' allegations regarding Citigroup's participation in the structuring of [the two transactions] do not identify Citigroup's actions as manipulative; plaintiffs' claims are that Dynegy improperly reported [the two transactions] on its financial statements and that Citigroup helped Dynegy do so by structuring, funding, and executing [the two transactions]. Under *Central Bank* the aid that Citigroup provided Dynegy is not actionable under § 10(b), and plaintiffs cannot invoke subsections (a) and (c) of Rule 10b-5 to circumvent *Central Bank*'s limitations on liability for a secondary actor's involvement in the preparation of false and misleading statements.

Id. at 916.

Similarly, Class Plaintiffs in this case have attempted to allege a scheme against the Trader Defendants who, like Citigroup, allegedly "structured, funded and executed" mutual fund transactions about which the Fund Defendants allegedly made misleading disclosures and omissions in their prospectuses. Under *Dynegy* and the other authorities cited above, however, this theory of liability fails, because the Trader Defendants' alleged conduct amounts to no more than non-actionable aiding and abetting of the Fund Defendants' alleged fraud.

Equally meritless is Class Plaintiffs' argument that the Trader Defendants are liable, notwithstanding *Central Bank*, because "without the participation of the traders (who actually engaged in market timing) there could be no scheme." (Opp. Br. at 24.) This is not the law. *Central Bank* holds that even where a party provides substantial assistance to a primary violator, there can be no liability based solely on such assistance. It makes no difference whether that assistance was necessary to the scheme or not. *See, e.g., Dynegy,* 339 F. Supp. 2d at 915-16.

b. Market Timing and Late Trading Are Not Independent Deceptive or Manipulative Acts that Create Scheme Liability.

Class Plaintiffs make an alternative argument, buried in a footnote, that they have stated a claim notwithstanding *Central Bank* because "the traders' market timing activities are independent from the Funds' concealment of these activities from long-term investors." (Opp. Br. at 25, n. 23; *see also id.* at 23 ("Late trading, too, forms a basis of the fraudulent scheme claim.").) Class Plaintiffs, however, offer no explanation why either market timing or late trading is manipulative or deceptive. In this respect, it is not enough for Class Plaintiffs to argue merely that the Trader Defendants "were provided opportunities that other investors could not be given" (Opp. Br. at 1) because "not every instance of financial unfairness constitutes fraudulent activity under § 10(b)." *Central Bank*, 511 U.S. at 174 (quoting *Chiarella v. United States*, 445 U.S. 222, 232 (1980)). It is also not enough merely to allege that the Trader Defendants arbitraged stale mutual fund prices because the law is clear that "[a]rbitrage is not market manipulation." *Sullivan & Long, Inc. v. Scattered Corp.*, 47 F.3d 857, 862 (7th Cir. 1995) (Posner, J.).

On the contrary, courts have emphasized the need to "distinguish between legitimate trading strategies intended to anticipate and respond to the prevailing market forces and those designed to manipulate prices and deceive purchasers and sellers." *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 205 (3d Cir. 2001) (holding that alleged short selling scheme is not market manipulation even though it had the effect of depressing the share price and injuring other investors). To constitute deceptive or manipulative behavior, the trading must involve "some type of deceptive behavior . . . that either injected inaccurate information into the marketplace or created artificial demand for the securities." *Id.* at 211. Class Plaintiffs have not alleged any deceptive behavior with respect to either market timing or late trading that meets this standard, and therefore cannot use this conduct as the basis for scheme liability. *See id.*

(i) Market Timing Is Not a Manipulative or Deceptive Act.

Class Plaintiffs concede that market timing is itself lawful (Opp Br. at 20), but they do not explain how concededly legal market timing deceives other mutual fund investors. They do not offer any argument suggesting that market timing distorts the NAV price for mutual fund shares or otherwise injects misleading information into the marketplace.[6]

In certain places, Class Plaintiffs seem to argue that, even if market timing itself is not deceptive, it was somehow deceptive for the Trader Defendants to enter into timing capacity arrangements with the Fund Defendants. (*See, e.g.*, Opp. Br. at 1 ("the Trader Defendants used

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[6] In the discussion of their fraud on the market theory, Class Plaintiffs argue that market timing and late trading affected the "value" of a mutual fund position because they reduced the future stream of expected returns to an investor. The question under Rule 10b-5, however, is whether the Trader Defendants distorted the mutual fund market price and thereby interjected misleading information into the market. *GFL Advantage Fund, Ltd.*, 272 F.3d at 211. As discussed below in Section I.A.4.b, Class Plaintiffs make no such allegations.

connections, or offered substantial business as a *quid pro quo* for the Fund Defendants."); *id.* at 18 ("The Complaints allege in great detail how the Broker and Trader Defendants worked together with the Fund Defendants to exploit market timing capacity in the funds.").) Class Plaintiffs do not explain why conduct that is not deceptive in itself can become deceptive if done pursuant to an agreement. In fact, the only other court to address this issue determined that market timing accompanied by an undisclosed agreement is not a fraudulent device designed to deceive investors. *SEC v. PIMCO Advisors Fund Mgmt. LLC*, 341 F. Supp. 2d 454, 468-69 (S.D.N.Y. 2004) (holding that participation in a "sticky asset" agreement is not a primary violation of Rule 10b-5); *accord Am. Nat'l Bank & Trust Co. of Chicago v. Allmerica Fin. Life Ins. & Annuity Co.*, 304 F. Supp. 2d 1009, 1018 (N.D. Ill. 2003) (enforcing timing agreement over public policy objection).

Class Plaintiffs maintain that this particular part of *PIMCO* is bad law (though they endorse and rely on other parts of the opinion). Their arguments, however, are unpersuasive. Principally, Class Plaintiffs contend that the *PIMCO* court based its decision on what they contend to be an incorrect premise—namely, that the SEC's new disclosure rules would not prohibit "sticky asset" agreements. (Opp. Br. at 20.) The relevant *PIMCO* holding, however, was in fact based on the principle that, although "sticky asset" agreements may represent a potential violation of a fiduciary duty owed by the fund, "such potential violations do not by themselves result in violations of Rule 10b-5." *PIMCO*, 341 F. Supp. 2d at 469 (citing *Field v. Trump*, 850 F.2d 938, 947-48 (2d Cir. 1988)). The court's decision in that regard is fully supported by applicable law. *Dirks v. SEC*, 463 U.S. 646, 654 (1983) ("Not all breaches of fiduciary duty in connection with a securities transaction, however, come within the ambit of

Rule 10b-5. There must also be manipulation or deception."); *Santa Fe Industries, Inc. v. Green*, 430 U.S. 462, 472 (1977) (rejecting attempt "to bring within the ambit of [Rule 10b-5] all breaches of fiduciary duty in connection with a securities transaction").[7]

Class Plaintiffs assert various other arguments in an attempt to distinguish *PIMCO*, but these arguments are unavailing.[8] Nothing in Class Plaintiffs' argument rebuts the central holdings of *PIMCO* that market timing is not *per se* illegal, that disclosure of market timing by funds is the primary focus of the SEC's rules, and that agreements relating to market timing may raise potential fiduciary duty issues but are not violations of Rule 10b-5 absent deception or manipulation.[9]

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[7] The Court should in any event disregard Class Plaintiffs' argument that the *PIMCO* court misread the relevant SEC proposed market timing disclosure rule. In that regard, they suggest that the court did not take into account SEC commentary on the rule stating that "disclosure will not render lawful an arrangement whereby an investment adviser permits frequent purchases and redemptions of a mutual fund's shares in return for consideration that benefits the adviser, such as an agreement to maintain assets in other accounts managed by the adviser." (Opp. Br. at 20-21 (quoting Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holdings, 69 Fed. Red. 22300, 22301-06 (Apr. 23, 2004) (to be codified at 17 C.F.R. pts. 239 & 274).) That commentary merely states that disclosure alone may not remove a fund advisers' fiduciary obligations to avoid certain kinds of "sticky asset" agreements. The passage is irrelevant to Class Plaintiffs' Rule 10b-5 claim because, as *PIMCO* correctly held, a breach of fiduciary duty is not the same thing as fraud.

[8] Class Plaintiffs also rely on the follow-up decision in *PIMCO, SEC v. Treadway*, 354 F. Supp. 2d 311 (S.D.N.Y. 2005). (Opp. Br. at 20 n. 17.) *Treadway*, however, considered only the liability of the PIMCO executives for their participation in misrepresentations and omissions by the fund under Rule 10b-5(b). *See generally id.* Because Class Plaintiffs have abandoned any theory of holding the Trader Defendants liable for alleged participation in the Funds' omissions, *Treadway* is irrelevant to the Trader Defendants' alleged liability.

[9] A number of Trader Defendants are alleged, at most, to have simply utilized a trading strategy described by Class Plaintiffs as "market timing." These Trader Defendants are not alleged to have entered into "quid pro quo" agreements or to have engaged in late trading. In order to hold these Trader Defendants liable under Rule 10b-5(a) or (c), the Court would have to conclude that "market timing" in and of itself constitutes a scheme to defraud, which, plainly it does not. Thus, all of the Trader Defendants respectfully request that the Court carefully consider each individual trader defendant's reply brief, in addition to this omnibus reply brief, when ruling on the motions to dismiss.

(ii) Late Trading Is Not a Manipulative or Deceptive Act.

Class Plaintiffs' late trading allegations also do not provide a basis for their Rule 10b-5 claims because they have not alleged that late trading is a deceptive or manipulative act. Late trading, of course, is only a particular kind of market timing. (*See* Opening Br. at 27.) As with market timing generally, there is no allegation indicating that late trading distorts mutual fund share prices or injects false information into the marketplace.

Class Plaintiffs assert, without explanation or argument, that late trading properly "forms the basis of the fraudulent scheme claim" solely because, they say, it violates Rule 22c-1 of the Investment Company Act of 1940, 17 C.F.R. § 270.22c-1, and "the same conduct by defendants that violates Rule 22c-1 also constitutes illegal and manipulative trading prohibited by § 10(b)." (Opp. Br. at 23.) As an initial matter, Class Plaintiffs cannot allege that the Trader Defendants violated Rule 22c-1, because that rule applies only to registered investment companies, their underwriters and their dealers. (Opening Br. at 28.) It does not apply on its face to the Trader Defendants. Plaintiffs do not dispute this point.

Moreover, even if it did apply, a violation of Rule 22c-1 does not create Rule 10b-5 liability. An act is not rendered deceptive or manipulative merely because it violates some other rule or regulation. To hold otherwise would create a private right of action for any securities law violation. *See Olmsted v. Pruco Life Ins. Co.*, 283 F.3d 429, 433 (2d Cir. 2002) (holding that no private right of action exists under §§ 26(f) and 27(i) of the Investment Company Act of 1940); *Sullivan & Long, Inc.*, 47 F.3d at 861 ("not every stock exchange rule confers a private right to sue") (citing *Spicer v. Chicago Bd. of Options Exch., Inc.*, 977 F.2d 255, 262-66 (7th Cir. 1992)); *Siedman v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 465 F. Supp. 1233, 1237 (S.D.N.Y.

1979) (refusing to imply private right of action under Rule 15c3-3(b)). As discussed in the opening brief, the law is clear that there is no private right of action for violations of Rule 22c-1. *White v. Heartland High-Yield Mun. Bond Fund*, 237 F. Supp. 2d 982, 986-988 (E.D. Wis. 2002) (holding that Section 22 of the Investment Company Act of 1940 (under which Rule 22c-1 was promulgated) does not confer a private right of action). Class Plaintiffs also do not dispute this point.

Instead, Class Plaintiffs cite to *Malone v. Microdyne Corp.*, 26 F.3d 471 (4th Cir. 1994), in defense of their late trading theory. However, *Malone* does not hold, as Class Plaintiffs misleadingly suggest in their summarizing parenthetical, that a mere violation of Generally Accepted Accounting Principles ("GAAP") creates 10b-5 liability. Rather, in *Malone*, the Court of Appeals permitted a private right of action to proceed under Rule 10b-5 for conduct where defendants made misleading statements as a result of their violations of GAAP. *Id.* at 478. In other words, *Malone* involves garden variety fraud allegations. It certainly does not support the proposition that a purported securities law violation by itself, in the absence of other deceptive conduct, constitutes a violation of Rule 10b-5.

Late trading, therefore, is not an independent act of deception or manipulation. Class Plaintiffs cannot use it to avoid *Central Bank*. Their Rule 10b-5 claims should therefore be dismissed.

2. The Trader Defendants Are Not Alleged to Have Controlled or Artificially Affected the Market in Mutual Fund Shares.

Apart from a deceptive or manipulative act, Class Plaintiffs must also allege that the Trader Defendants' conduct "controlled or artificially affected" the market in mutual fund shares, an essential element of a Rule 10b-5(a) or (c) claim. *Royal Ahold*, 351 F. Supp. 2d at 372; *see also* Opening Br. at 29-32. As discussed *infra* in Section I.A.4.b, Class Plaintiffs have not alleged that the Trader Defendants' activity affected the market price of any fund share. Their Rule 10b-5 claims therefore fail.

3. Class Plaintiffs Have Not Adequately Alleged that the Trader Defendants Acted with Scienter.

Class Plaintiffs concede that they must also allege scienter in order to state a claim for scheme liability under Rule 10b-5(a) or (c). (Opp. Br. at 26.) They further acknowledge that the PSLRA requires them to allege specific facts giving rise to a strong inference of scienter. (*Id.*)

In their opposition, Class Plaintiffs refer to an array of allegations in different complaints as examples of their attempts to plead scienter as though those allegations applied broadly and equally to all of the Trader Defendants. Not so. All that Class Plaintiffs' have done with respect to these broad allegations is engage in impermissible group pleading against a group of unconnected and distinct Trader Defendants. *See Juntti v. Prudential-Bache Sec., Inc.*, No. 92-2066, 1993 WL 138523 (4th Cir. May 3, 1993) ("[s]uch pleading practice is insufficient either to provide a defendant with fair notice of the claim against him or to protect a defendant from harm to his reputation or goodwill."). Class Plaintiffs' failure to allege scienter against individual Trader Defendants is addressed in more detail in the Trader Defendants' supplemental briefs.

Further, Class Plaintiffs maintain that the alleged agreements to market time constitute evidence of scienter. (Opp. Br. at 32.) The SEC has recognized and continues to recognize, however, that funds may enter into arrangements with investors to permit frequent purchases and redemptions in mutual funds. *See* SEC Final Rule, 69 Fed. Reg. at 22303. "It is unreasonable 'to infer unlawful intent from lawful activity alone.'" *GFL Advantage Fund, Ltd.*, 272 F.3d at 207. Thus, the fact that certain Trader Defendants allegedly entered into agreements with the Fund Defendants does not raise any inference of scienter, much less the strong inference required by the PSLRA. The Rule 10b-5 claim should be dismissed for this reason as well.

4. Class Plaintiffs Have Not Adequately Alleged Reliance.

Class Plaintiffs' Section 10(b) and Rule 10b-5 claims should be dismissed for the separate reason that they have not adequately alleged reliance. Reliance is an essential element for a claim under Rule 10b-5(a) or (c). *Royal Ahold*, 351 F. Supp. 2d at 372. Class Plaintiffs assert that they are entitled to a presumption of reliance under either *Affiliated Ute Citizens v. United States*, 406 U.S. 128 (1972) or the fraud on the market doctrine. In fact, they are entitled to neither such presumption.

a. Class Plaintiffs Are Not Entitled to an *Affiliated Ute* Presumption of Reliance.

Class Plaintiffs cannot take advantage of the *Affiliated Ute* presumption of reliance because that doctrine applies only to cases based on an omission theory under Rule 10b-5(b) where the defendant is under a duty to disclose information to the plaintiff. The *Affiliated Ute* decision itself premised its holding on a finding that the defendant, as a fiduciary, owed plaintiff a duty of disclosure. *Id.* at 152-53; *see Basic, Inc. v. Levinson*, 485 U.S. 224, 243 (1988) (characterizing *Affiliated Ute* as "dispensing with a requirement of positive proof of reliance, where a duty to disclose material information had been breached"); *see also Chiarella*, 445 U.S. at 230-31 (no section 10(b) liability for nondisclosure absent affirmative duty to disclose); *Banca Cremi S.A. v. Alex. Brown & Sons, Inc.*, 132 F.3d 1017, 1030 (4th Cir. 1997) (citing absence of fiduciary relationship as basis for holding that plaintiff failed to demonstrate reliance on broker's omission regarding investment); *In re Towers Financial Corp. Noteholders Litigation*, No. 93 Civ. 0810, 1995 WL 571888, at *19-20 (S.D.N.Y. Sept. 20, 1995) (rejecting *Affiliated Ute* presumption of reliance upon omissions and representations because defendant did not owe any duty of disclosure to the plaintiffs).[10]

Class Plaintiffs, of course, expressly concede that they are not suing the Trader Defendants for an actionable omission. (Opp. Br. at 18 ("plaintiffs have not alleged that these defendants made actionable misrepresentations or omissions under Rule 10b-5(b)").) In the admitted absence of a material omission, *Affiliated Ute* is inapplicable to the Trader Defendants.

b. Class Plaintiffs' Claims Against the Trader Defendants Are Not Entitled to a Fraud on the Market Presumption of Reliance

The Court should also reject Class Plaintiffs' attempt to allege reliance through a "fraud on the market" presumption. As Class Plaintiffs themselves observe, the fraud on the market presumption of reliance applies "where materially misleading statements have been disseminated into an impersonal, well-developed market for securities." *Basic*, 485 U.S. at 247; Opp. Br. at 35. Class Plaintiffs, of course, do not allege that the Trader Defendants disseminated *any* misleading statements—let alone statements that affected the price of any mutual fund share.

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[10] The cases cited and relied upon by Class Plaintiffs (Opp. Br. at 34-35) are not to the contrary; they all involve a duty to disclose as well. *See Newton v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 259 F.3d 154, 176 (3d Cir. 2001) (broker-dealers failed to disclose to their investors their policy of the pricing of NASDAQ trades); *PPM Am. v. Marriott Corp.*, 853 F. Supp. 860, 872 (D. Md. 1994) (bondholder claims against issuer of bonds arising out of failure to disclose information regarding restructuring of issuer); *Duckworth v. Duckworth*, Case No. CV 190-293, 1991 WL 334827, at *6 (S.D. Ga. Oct. 17, 1991) (failure to disclose material information to shareholder in a closely held corporation); *South Carolina Nat'l Bank v. Stone*, 139 F.R.D. 325, 333 (D.S.C. 1991) (claims by bondholders for failure to disclose material facts in prospectus of issuer).

(Opp. Br. at 3.) Instead, Class Plaintiffs appear to argue that late trading and market timing in and of themselves manipulated the market. Class Plaintiffs assert, without citation to authority, that "the hidden market timing affected the value of plaintiffs' investments by artificially distorting their anticipated return on their investments. . . . In other words, unbeknownst to them the *price* paid by Class Plaintiffs for their investments was artificially inflated compared to the *value* of their investments." (Opp. Br. at 37 (emphases in original).)

This argument is without merit. First, as Class Plaintiffs acknowledge (Opp. Br. at 3), the price of a mutual fund is based on the NAV calculated once a day based on the prices of the funds' underlying securities. It is not, as they suggest, based on the present value of some anticipated future return or income stream. (*See* Opp. Br. at 37.) Class Plaintiffs make no allegation that the Trader Defendants distorted or influenced the NAV. They therefore cannot claim that the Trader Defendants introduced some element of misinformation to the market that interfered with the "integrity of the market price." *Basic*, 485 U.S. at 247.[11]

Second, even if the alleged "scheme" distorted mutual fund share prices, Class Plaintiffs would not be entitled to a fraud on the market presumption because a mutual fund's share price is not determined by an efficient market. As Class Plaintiffs acknowledge, the fraud on the market presumption only applies in an efficient market. *Gariety v. Grant Thornton, LLP*, 368 F.3d 356, 368 (4th Cir. 2004) ("[A] market [must] be efficient in order for the fraud-on-the-market presumption of reliance to be invoked.") (quoted in Opp. Br. at 36 n. 35); *see also*

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[11] Additionally, for the reasons discussed in the next section, Class Plaintiffs cannot avail themselves of the fraud on the market presumption because they do not allege that each Trader Defendants' conduct was material. *Basic*, 485 U.S. at 247 (requiring that "materially misleading statements" be disseminated to the market).

Opening Br. at 37-39. Yet, on the face of the complaints and in their brief, Class Plaintiffs acknowledge that the mutual fund market in which they purchased their shares is inefficient because share prices are valued only once per day. (*See* Opening Br. at 3-4; Opp. Br. at 3.) The very premise of Class Plaintiffs' claims against the Trader Defendants is that that they took advantage of the mutual fund market's inability to incorporate quickly all available information into its price. (Opp. Br. at 3.) The "stale" nature of mutual fund prices was a well-known fact to regulators and investors alike. Thus, there can be no presumptive reliance on the integrity of the share price.

Accordingly, the fraud on the market theory cannot support a presumption of reliance with respect to Class Plaintiffs' claims against the Trader Defendants.[12]

c. Class Plaintiffs Have Not Pled Reliance Because They Have Not Adequately Alleged Materiality.

To avail themselves of the presumption of reliance under either *Affiliated Ute* or the fraud on the market theory, Class Plaintiffs must allege facts showing that the Trader Defendants' conduct was material in that a reasonable investor might have considered disclosure of that conduct important in making a decision to buy or sell mutual fund shares. *Affiliated Ute,* 406 U.S. at 153-54 (no presumption of reliance where undisclosed information not material); *Basic,*

[12] Class Plaintiffs cite to *Cromer Fin. Ltd. v. Berger*, 205 F.R.D. 113, 130 n. 21 (S.D.N.Y. 2001), for the proposition that the mutual fund market is efficient. The cited portion of *Cromer*, however, merely recites the efficient market standard. It does not address whether the market for mutual fund shares is efficient. Moreover, *Cromer* involved a different question from the one presented here. In *Cromer* the operator of an offshore investment fund provided phony account statements that covered up the fact that the fund inaccurately reported that the fund was profitable. *Id.* at 118. The court found that the fraud on the market presumption should apply to claims against the auditor because the fraud was directly tied to the reported price of the fund, and plaintiffs directly relied on the audits to confirm that the fund operator was not "cooking the books." *Id.* at 131-32. As a result, the court found that it could presume that investors relied on the integrity of the NAV calculations. *Id.* By contrast, in this case, Class Plaintiffs are not alleging that investors relied on the integrity of the NAV calculations.

485 U.S. at 247 (requiring that "materially misleading statements" be disseminated to the market); *see also In re Daou Sys., Inc. Sec. Litig.*, 397 F.3d 704, 712 (9th Cir. 2005) (plaintiff must allege specific facts demonstrating materiality); *In re NationsMart Corp. Sec. Litig.*, 130 F.3d 309, 320-21 (8th Cir. 1997) (same).

The failure to plead materiality is a defect common to all defendants because Class Plaintiffs have not alleged facts indicating that the alleged loss would have been material to investors. (*See* Fund Defendants' Opening Br. at 23.) This pleading omission is particularly acute for the Trader Defendants because the Court should require Class Plaintiffs to allege facts showing that *each* Trader Defendants' alleged conduct was material. Class Plaintiffs, after all, have not alleged that the Trader Defendants participated in a single, unitary scheme.[13] Rather, they have alleged that each Trader Defendant entered into its own arrangements with the relevant funds separate from the actions of any other Trader Defendant purportedly causing separate injury. There is no allegation that any Trader Defendant knew about or coordinated activity with any other Trader Defendant. Under the allegations of the complaints, the Trader Defendants are, therefore, depicted as what conspiracy law refers to as "spokes" in a larger scheme "wheel." *See, e.g., Jernryd v. Nilsson*, No. 84 C 7551, 1985 WL 3590, at *5 (N.D. Ill. Nov. 8, 1985). Although the core defendants at the hub of the wheel (*i.e.* the Fund Defendants) may be responsible for the scheme as a whole, "[b]ecause each spoke involves a different common plan, peripheral defendants participating in one spoke cannot be held liable for other spokes." *Id.*; *see*

[13] As discussed above, any attempt by Class Plaintiffs to plead participation in a unitary scheme, for example by arguing that the Trader Defendants joined with the Fund Defendants to deceive investors through misleading prospectus language, is barred by *Central Bank*, 511 U.S. at 177.

also Fidelity Funding of California., Inc. v. Reinhold, 79 F. Supp. 2d 110, 125 (E.D.N.Y. 1997) (holding defendants liable only "for that portion of the scheme representing [their] own spoke of the conspiracy, not the entire wheel").

Class Plaintiffs, however, make no attempt to allege materiality as to each defendant because they allege neither the amount of injury attributable to each Trader Defendant nor the size of the relevant funds. Such allegations are essential to weigh the adequacy of Class Plaintiffs' materiality allegations because the amount of dilution or increased cost, if any, attributable to the activity of any particular Trader Defendant is likely *de minimis* given the size of the mutual funds at issue.[14] Indeed, given that market timing is itself a well-known activity and given that dilution occurs *any* time an investor buys additional mutual fund shares in a rising market (*see* Opening Br. at 9), it is unlikely that Class Plaintiffs could ever plead facts showing that the activity of any particular Trader Defendants would be important to a reasonable investor.

For this further reason—a reason that is specific to the Trader Defendants—the Court should dismiss Class Plaintiffs' Rule 10b-5 claims.

[14] It is doubtful that market timing, even taken as a whole across all funds, is material. Class Plaintiffs assert that market timing as a whole cost investors $4-5 billion per year. (Opp. Br. at 5.) Presumably, the sort of trading that forms the basis for the "scheme" that Class Plaintiffs claim to be actionable – i.e. market timing and late trading pursuant to explicit agreements between funds, brokers and traders – is much smaller than that amount. Class Plaintiffs, however, do not say how much smaller. By contrast, according to the SEC, the mutual fund industry had $7.4 *trillion* in assets under management in 2000. Final Rule: Investment Company Names, 66 Fed. Reg. 8509, 8510 n. 10 (Jan. 17, 2001). Accordingly, even crediting Class Plaintiffs' inflated $4-5 billion dilution estimate, the aggregate impact of the "scheme" on investors is less than 0.1% per year – an amount that is immaterial. *See, e.g., Hillson Partners Ltd. Partnership v. Adage Inc.*, 42 F.3d 204, 219 (4th Cir. 1994) (finding that 0.5% difference between predicted and actual income was "hardly material"); *In re Silicon Graphics, Inc. Sec. Litig.*, 970 F. Supp. 746, 766 (N.D. Cal. 1997) (revenue shortfall of five percent below market expectations is immaterial as a matter of law).

5. Class Plaintiffs Have Failed to Allege Causation.

Class Plaintiffs concede that they are required to plead as essential elements of their Rule 10b-5 claims both transaction causation and loss causation. Class Plaintiffs incorrectly contend that they have done so. (Opp. Br. at 39-42.)

a. Class Plaintiffs Fail to Allege Loss Causation.

Class Plaintiffs acknowledge that in order to plead loss causation they must plead that the alleged misrepresentation or omission caused their losses. (Opp. Br. at 39-40). Here, however, Class Plaintiffs do not contend that the Trader Defendants made any misrepresentation or omission. (Opp. Br. 13, 18.) Rather, they contend that the Trader Defendants, by virtue of engaging in market timing and late trading, engaged in a "scheme" to defraud. Thus, Class Plaintiffs must allege that the Trader Defendants' purported "scheme," in and of itself, directly and proximately caused their losses. This Class Plaintiffs have failed to do for two independent reasons. First, the Fund Defendants' alleged failure to disclose the Trader Defendants' trading is an intervening cause of Class Plaintiffs' losses. Second, the Trader Defendants' alleged market timing and late trading did not proximately cause the Class Plaintiffs' alleged losses in any event.

(i) The Fund Defendants' Alleged Omissions Are an Intervening Cause of Class Plaintiffs' Alleged Losses.

The Trader Defendants established in their opening brief that Class Plaintiffs' numerous allegations regarding the Fund Defendants' conduct directly causing their losses was an intervening cause precluding the Trader Defendants' conduct from causing Class Plaintiffs' alleged losses. (Opening Br. at 41-43). Class Plaintiffs' do not address this issue head-on, but aver that "the presence of other factors does not defeat plaintiffs' allegations of loss causation," in sole reliance on *Miller v. Asensio & Co.*, 364 F.3d 223, 232 (4th Cir. 2004). (Opp. Br. at 41.)[15] *Miller*, however, stands for the narrow proposition that there can be more than one proximate cause. But, as *Miller* itself makes clear, Rule 10b-5 liability can only exist as to those whose conduct is a proximate cause of the alleged damages. *Id.* at 232 n.6.

Class Plaintiffs also argue that the Fund Defendants, Broker Defendants and Trader Defendants acted jointly (Opp. Br. at 41), without attempting to explain how that fact mitigates their failure to allege that the Trader Defendants' conduct in particular, separate and apart from the conduct of the Fund Defendants and Trader Defendants, proximately caused their losses.

Here, the Fund Defendants' alleged failure to disclose to fund shareholders the existence of market timing was the direct cause of Class Plaintiffs' alleged harm. As noted above, had the Funds disclosed these arrangements to their shareholders, there simply would be no cause of action against the Trader Defendants. Therefore, the Trader Defendants could not be the proximate cause of the alleged harm here. In other words, because the Fund Defendants' alleged conduct is an intervening direct cause of Class Plaintiffs' claimed losses, the Trader Defendants' alleged conduct cannot be deemed to have caused that same injury, and the Rule 10b-5 claim against the Trader Defendants should be dismissed for this reason.

[15] Class Plaintiffs also summarily argue that "absent timing by the Trader Defendants there would be no scheme," as if this conclusion somehow bears on whether the alleged trading proximately caused Plaintiffs' losses. It obviously does not, and has no bearing on whether the Fund Defendants' conduct was an intervening cause. Certainly, had the Fund Defendants fully disclosed the alleged trading, any losses would be proximately caused by Class Plaintiffs knowingly taking an investment risk, not by the Trader Defendants' conduct.

(ii) The Trader Defendants' Alleged "Scheme" to Engage in Market Timing and Late Trading Did Not Proximately Cause the Alleged Damages.

In response to the Trader Defendants' argument that the alleged market timing and late trading did not proximately cause Class Plaintiffs' claimed damages (Opening Br. at 43-44), Class Plaintiffs argue that

> *Defendants' omissions* regarding market timing and late trading *caused plaintiffs to purchase* the funds at a price artificially inflated as to the value plaintiffs received, and over the period plaintiffs held these investments, plaintiffs received less return on the investments than they would have absent the fraudulent market timing scheme.

(Opp. Br. at 40 (emphasis added).) The obvious flaw in this argument is that, as Class Plaintiffs themselves expressly acknowledge, "plaintiffs have not alleged that [the Trader Defendants] made actionable misrepresentations or omissions under Rule 10b-5." (Opp. Br. at 18.) Additionally, Plaintiffs have not alleged any price inflation because they have not alleged any conduct that distorted the funds' NAVs. (*See* Section II.A.4.b, *supra*.) Thus, Class Plaintiffs have failed to alleged loss causation against the Trader Defendants.

b. Class Plaintiffs Have Failed to Allege Transaction Causation.

Class Plaintiffs do not address their failure to plead that the Trader Defendants' alleged conduct caused Class Plaintiffs to purchase and sell mutual fund shares. Rather, they lump the Trader Defendants in with the Fund and Broker Defendants and weakly argue that "if defendants had disclosed the market timing schemes at issue, these disclosures would have materially altered the mix of information to fund investors." (Opp. Br. at 41.) This argument applies the wrong legal standard, the test for materiality, to the issue of transaction causation, and fails to address the Trader Defendants distinctly from the other defendants. More fundamentally, the argument is premised on an omission, and again, Class Plaintiffs have expressly acknowledged that they have not alleged that the Trader Defendants made any actionable omission. (Opp. Br. at 13, 18.) As a result, Class Plaintiffs have failed to allege that the Trader Defendants' conduct caused them to enter into the transactions about which they complain.

6. The Law Does Not Recognize Rule 10b-5 Claims on Behalf of "Holders."

Class Plaintiffs ask the Court to carve out an exception to the bright-line rule limiting private rights of action under Rule 10b-5 to those who either purchased or sold the security at issue during the relevant time period. *See Blue Chip Stamps v. Manor Drug Stores*, 421 U.S. 723, 747 (1975). Their reasons to create a special exception for their claims here are unpersuasive.

First, Class Plaintiffs contend that *Blue Chip Stamps* should be confined to its specific facts – namely to claims by a potential purchaser who would have purchased but for a misleading and pessimistic prospectus. (Opp. Br. at 8.) The holding of *Blue Chip Stamps*, however, is not so limited. It applies to claims, such as those asserted here, that a holder plaintiff would have sold shares but for disclosure of some allegedly material piece of information. *Blue Chip Stamps*, 421 U.S. at 747; *First Equity Corp. v. Standard & Poor's Corp.*, 869 F.2d 175, 180 n. 2 (2d Cir. 1989) (10b-5 plaintiffs "may recover only for losses that result from decisions to buy or sell, not from decisions to hold or refrain from trading"); *Abrahamson v. Fleschner*, 568 F.2d 862, 868 (2d Cir. 1977), *cert. denied*, 436 U.S. 913 (1978) ("requirement of fraud in connection with the purchase or sale of a security is not satisfied by an allegation that plaintiffs were induced fraudulently not to sell their securities").

Second, Class Plaintiffs assert that the policy reasons underlying *Blue Chip Stamps* do not apply here because the class of holders in fact purchased their shares, albeit prior to the class period. (Opp. Br. at 9.) This argument makes no sense. Someone who purchased outside of the class period would not have a claim under Rule 10b-5 for fraud because he could not establish loss and transaction causation through that purchase. To even attempt to meet these requirements, he would have to argue, counterfactually, that he would have sold his shares but for his ignorance of the scheme. (*See* section I.A.5 *supra.*) The holding of *Blue Chip Stamps* was premised on preventing "the abuse potential and proof problems inherent in suits by investors who neither bought nor sold, but asserted they would have traded absent fraudulent conduct by others." *United States v. O'Hagan*, 521 U.S. 642, 664 (1997). Its concerns, therefore, squarely apply to any potential holder claim in this case.[16]

Third, Class Plaintiffs ask the Court simply to disregard the Supreme Court's precedent and create an exception to *Blue Chip Stamps* in order to create a private cause of action for holders based upon equitable reasons. (Opp. Br. at 11.) However, given that holders can and are

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[16] Class Plaintiffs also argue that it is inconsistent for defendants to argue that there is no private right of action for fraud for holders under *Blue Chip Stamps* because their claims are not "in connection with the purchase and sale of securities" and also argue that all Class Plaintiff state law claims are preempted under the Securities Litigation Uniform Standards Act ("SLUSA") because they are "in connection with the purchase and sale of securities." (Opp. Br. at 7-8.) Class Plaintiffs' argument is mere word-play, and there is no substantive contradiction. SLUSA preemption of state law extends to the full statutory reach of Rule 10b-5's prohibition of fraud "in connection with the purchase and sale of securities." (*See* section I.B. *infra.*) *Blue Chip Stamps*, by contrast, only creates a prudential narrowing of *private* rights of action under Rule 10b-5 to claims involving a purchase or sale. The two standards address separate concerns. *See Kircher v. Putnam Funds Trust*, 403 F.3d 478, 483-84 (7th Cir. 2005) (discussing the differences between SLUSA and *Blue Chip Stamps* "in connection with" requirements).

asserting other federal causes of action in this case and given that federal and state regulators (who are not constrained by *Blue Chip Stamps*) are actively pursuing remedies on behalf of all mutual fund investors for the conduct at issue in this case, the Court should reject the Class Plaintiffs' invitation to create a special exception to the *Blue Chip Stamps* rule.

B. CLASS PLAINTIFFS' STATE LAW CLAIMS ARE PREEMPTED BY SLUSA

In response to the Trader Defendants' arguments based on SLUSA, Class Plaintiffs make three arguments. First, they argue that their state law claims do not rely on misrepresentations or fraud, and therefore fall outside SLUSA's ambit. (Opp. Br. at 70-73.) Second, they contend that SLUSA does not bar the state law claims asserted by holders of mutual fund shares. (Opp. Br. at 74-76.) Finally, they argue that the state law claims can be limited to subclasses of "long-term holders" of mutual fund shares. (Opp. Br. at 76-77.) None of these arguments withstands scrutiny.

1. Class Plaintiffs' State Law Claims Affirmatively Allege Misrepresentations and Manipulative or Deceptive Devices or Contrivances in Connection with the Purchase or Sale of a Covered Security

Class Plaintiffs characterize their breach of fiduciary duty, aiding and abetting breach of fiduciary duty, and unjust enrichment claims as "non-fraud" claims that are "separate from" the federal securities claims of misrepresentation and scheme liability that they have attempted to plead. (Opp. Br. at 70.) Nothing could be further from the truth.

The Amended Complaints each incorporate by reference into the state law counts all of the prior allegations of fraud and "scheme" liability that form the basis of Class Plaintiffs' federal securities claims. (*See, e.g.*, *Alger* Compl. ¶ 244; *Columbia* Compl. ¶¶ 212, 219, 224; *FT*

Compl. ¶¶ 334, 341, 346; *MFS* Compl. ¶¶ 291, 295; *Federated* Compl. ¶¶ 237, 242; *Putnam* Compl. ¶¶ 184, 191, 196.) In addition, many of the Amended Complaints specifically allege that the fiduciary duties claimed to have been breached include the duty "to make a full and truthful disclosure of all material facts, to ensure that [the funds'] representations regarding market timing and late trading were complete and accurate, and to ensure that actions were taken to protect holders of shares of the Funds from damage caused by market timing and late trading." (*See*, *e.g.*, *Alger* Compl. ¶ 226; *Columbia* Compl. ¶ 214; *FT* Compl. ¶ 336; *MFS* Compl. ¶ 286; *Federated* Compl. ¶ 232; *Putnam* Compl. ¶ 186.)

According to these pleadings, these duties were breached by, among other things, "allowing favored investors to engage in market timing and/or late trading" and "by misrepresenting and concealing the existence of such market timing and late trading." (*Alger* Compl. ¶ 227; *Columbia* Compl. ¶ 215; *FT* Compl. ¶¶ 337, 343; *MFS* Compl. ¶ 287; *Federated* Compl. ¶ 234; *Putnam* Compl. ¶ 187.) These alleged breaches, according to the Amended Complaints, "tended to deceive, to violate public and private confidence, and to injure public interests." (*Alger* Compl. ¶ 228; *Columbia* Compl. ¶ 216; *FT* Compl. ¶ 338; *MFS* Compl. ¶ 288; *Federated* Compl. ¶ 234; *Putnam* Compl. ¶ 188.) The injury to the putative class includes the allegedly higher price that class members paid for fund shares than they would have paid had the funds been accurately priced to reflect the dilution of profits and increased costs purportedly caused by defendants' conduct. (*See*, *e.g.*, *MFS* Compl. ¶ 289.)

Thus, contrary to Class Plaintiffs' opposition, the state law claims are not separate from the federal securities claims. Instead, they are integrally related to those securities claims and their assertions of fraud and deception.

Some courts purport to apply what they call the "necessary component" test to determine whether a state law claim comes within SLUSA's ambit. *See Xpedior Creditor Trust v. Credit Suisse First Boston (USA), Inc.*, 341 F. Supp. 2d 258, 266 (S.D.N.Y. 2004). This test asks "whether the state law claim relies on misstatements or omissions as a 'necessary component' of the claim." *Id.* The "necessary component" test "encompasses both technical elements of a claim as well as factual allegations intrinsic to the claim as alleged." *Id.* This means that even where fraud is not a required element of a state law claim, SLUSA will apply to and preempt "garden-variety" state law claims that "'sound in fraud.'" *Id.*; *cf. Rombach v. Chang*, 355 F.3d 164, 176 (2d Cir. 2004) (claims may "sound in fraud" even where fraud is not an essential allegation of the claim). A claim "sounds in fraud" where "the plaintiff alleges fraud as an integral part of the conduct giving rise to the claim." *Xpedior*, 341 F. Supp. 2d at 269.

Plainly, the misrepresentations and fraudulent scheme that Class Plaintiffs have attempted to plead are integral parts of the alleged conduct giving rise to the state law claims. Indeed, they are the very foundations of those claims. The fact that Class Plaintiffs' fraud and scheme allegations are themselves insufficient to state federal securities claims does not diminish the significance of their presence in the state law claims. *Cf. Behlen v. Merrill Lynch*, 311 F.3d 1087, 1093 (11th Cir. 2002). Accordingly, the "necessary component" test, even if it were the correct test to apply, does not benefit Class Plaintiffs here.

Nor, in any event, is it clear that this test applies to the SLUSA preemption issue. SLUSA preempts state law claims in covered class actions where a class plaintiff *alleges* a misrepresentation or omission, or use of a manipulative or deceptive device or contrivance, in connection with the purchase or sale of a covered security. 15 U.S.C. § 78bb(f)(1); *Rowinski v.*

Salomon Smith Barney Inc., 398 F.3d 294, 300 (3d Cir. 2005). The statute does not require that the allegation be a "necessary component" of the state law claim. Instead, preemption turns on "whether the SLUSA prerequisites are *'alleged'* in one form or another." *Rowinski*, 398 F.3d at 300 (emphasis added). Where misrepresentations or deceit "serve as the factual predicate" of a state law claim, SLUSA preempts that claim. *Id.*

To use a "necessary component" test, particularly in the way Class Plaintiffs seek to apply that test, would subvert Congress' purpose in enacting SLUSA. *Rowinski*, 398 F.3d at 300. It would permit Class Plaintiffs to avoid SLUSA merely by labeling securities fraud claims as state law claims that, as a matter of technical pleading, may not require allegations of fraud or deceit. *Id.* This is precisely what Class Plaintiffs have attempted to do here.

A number of cases have found SLUSA preemption of state law claims of the kind asserted here, where the "essence" or "gravamen" of the state law claim is fraud or deceit, whether or not fraud or deceit were required elements of the claim. For example, the plaintiff in *Prager v. Knight/Trimark Group, Inc.*, 124 F. Supp. 2d 229 (D.N.J. 2000), brought suit against a "market maker" accused of improperly using information about a brokerage firm's customers' intent to trade certain securities in order to first execute its own trades in those securities at a profit. State law claims for breach of contract, violation of the implied covenant of good faith, breach of fiduciary duty, unjust enrichment, and violation of New Jersey's consumer fraud act were asserted. Each was found preempted by SLUSA because allegations of misrepresentation and deceit "pervade[d] the complaint" and were incorporated by reference in each cause of action. *Id.* at 235. Quoting from another case, the *Prager* court correctly stated that the issue was "the substance of the claims contained in the complaint, not the particular semblance in which it is cloaked." *Id.* The Court then concluded that the state law claims were "in essence" securities fraud claims, even though pled as state law claims. *Id.*

Similarly, in *Dudek v. Prudential Sec., Inc.*, 295 F.3d 875 (8th Cir. 2002), plaintiffs accused the defendant of improperly marketing tax deferred annuities to persons for accounts that were already tax deferred. Five state law claims were asserted, including breach of fiduciary duty and unjust enrichment. *Id.* at 879. Although plaintiff deleted fraud and misrepresentation allegations that appeared in an earlier complaint, the "gravamen" or "essence" of the complaint was the unlawful marketing of annuities through misrepresentations, omissions and deceptive devices or contrivances. *Id.* 879-880. SLUSA preempted the claims.

Another example is *Prof'l Mgmt. Assocs., Inc. Employees' Profit Sharing Plan v. KPMG, LLP*, 335 F.3d 800, 801-803 (8th Cir. 2003), in which claims for negligence and aiding and abetting breach of fiduciary duty were held preempted by SLUSA. The plaintiff had argued that its negligence claim should not be preempted, since there were no allegations of misrepresentation or omission made in connection with that count. The Court of Appeals rejected that argument, noting that, as here, misrepresentation and omission allegations had been incorporated by reference into the negligence count. 335 F.3d at 803.[17]

Finally, in *Winne v. Equitable Life Assurance Soc'y*, 315 F. Supp. 2d 404 (S.D.N.Y. 2003), plaintiffs alleged that they had improperly been charged penalty fees when they switched from one variable annuity policy to another. Class Plaintiffs asserted claims for deceptive business practices in violation of a New York statute, breach of contract, and unjust enrichment.

[17] *See also Ray v. Citigroup Global Markets, Inc.*, 2003 WL 22757761 at *6 (N.D. Ill. 2003) (holding that SLUSA preempts claims based on misrepresentation allegations incorporated by reference with negligent supervision claim).

The Court found each of these claims preempted by SLUSA. *Id.* at 409-417. In so holding, the court noted that the penalty fee was a "component of the internal structure of the [variable annuity] security" and that plaintiffs had alleged (similar to the allegations here) that the underlying value of the annuity was affected by the penalty. *Id.* at 412. The Court also evaluated the state law claims by "reading the Complaint in its entirety" and concluded that the complaint, like the ones here, referred to a "deceitful practice" and a "scheme" which "misled" the plaintiffs. *Id.* at 417.[18]

The cases relied on by Class Plaintiffs are plainly distinguishable and do not alter the conclusion that SLUSA preempts the state law claims here. In *Xpedior*, an underwriter was sued for underpricing IPOs in breach of the parties' underwriting agreement. The underwriter allegedly benefited from the resale of the securities to its customers. The defendant was sued for breach of contract, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, and unjust enrichment. None of these claims was found to be preempted by SLUSA, since none of them required a misrepresentation or sounded in fraud. 341 F. Supp. 2d at 269.

Likewise, in *Norman v. Salomon Smith Barney, Inc.*, 350 F. Supp. 2d 382 (S.D.N.Y. 2004), customers of the defendant brokerage firm brought suit for breach of contract and breach of fiduciary duty. They claimed that the defendant had agreed to provide individual management services based on recommendations of its research analysts, but that the analysts provided poor research because of conflicts of interest. The complaint contained no allegations of fraud or

[18] The Court also explicitly rejected the argument made in footnote 84 of the omnibus opposition brief here that the state law claims must require scienter before SLUSA applies. 315 F. Supp. 2d at 413-415.

misrepresentation in connection with the purchase or sale of securities. The Court rejected the defendants' contention that SLUSA preempted plaintiffs' claims. According to the Court, the "gravamen" of the complaint was "plainly a straightforward breach of contract claim: plaintiffs purchased a service (portfolio management) pursuant to a contract. . . and now allege that they did not receive the full range of services paid for . . ." 350 F. Supp. 2d at 387. Notably, the Third Circuit Court of Appeals has held that similar claims are preempted by SLUSA. *Rowinski*, 398 F.3d 294.

In *Hines v. ESC Strategic Funds, Inc.*, No. 3:99-0530, 1999 WL 1705503 (M.D. Tenn. Sept. 17, 1999), plaintiff sued the advisors of a mutual fund based on the cessation of operation of that fund after a short period of time. A breach of fiduciary duty claim, which asserted misconduct occurring after and unrelated to the purchase of plaintiff's shares, was not preempted by SLUSA because it was found not to be misconduct in connection with the purchase or sale of securities. *Id.* at *5-6. Another claim, asserting breach of an implied contract to properly operate the fund, however, arose at the time plaintiff invested in the fund and therefore met the "in connection with" requirement. *Id.* at *6.

Finally, in *Shaw v. Charles Schwab & Co.*, 128 F. Supp. 2d 1270 (C.D. Cal. 2001), claims relating to the defendants' commission rates and execution system were found to be unrelated to the securities purchased or sold, and therefore SLUSA did not apply.

None of these cases is relevant to this case, however, in which Class Plaintiffs have attempted to allege a scheme that fraudulently induced mutual fund investors to purchase and hold their fund shares and that allegedly reduced the value of those shares. That Class Plaintiffs have failed to state proper federal securities claims against the Trader Defendants does not negate the essence or gravamen of what Class Plaintiffs have attempted to plead in their state law claims. Those claims sound in fraud and are preempted.

2. The Assertion of So-Called "Holder" Claims Does Not Defeat SLUSA Preemption

The Trader Defendants established in their opening brief that SLUSA bars all "holder" claims. The Amended Complaints are typically brought by lead plaintiffs who "purchased and held" fund shares during the class period. (Opening Br. at 47.) These lead plaintiffs in turn claim to be representing classes of persons who "purchased and/or held" fund shares during the class periods. *Id.* The state law counts of these Amended Complaints incorporate by reference all prior allegations and do not distinguish between purchasers and holders. At least some of the Amended Complaints specifically allege that the lead plaintiff and members of the class paid a higher price for their shares than they would otherwise have because of the defendants' alleged misconduct. *MFS* Compl. ¶ 289.

Kircher v. Putnam Funds Trust, 403 F.3d 478 (7th Cir. 2005), establishes that SLUSA bars these claims. In *Kircher*, plaintiff mutual fund investors asserted state law claims against the funds, charging that they set fund prices in a way that permitted arbitrageurs to benefit. Class Plaintiffs attempted to avoid SLUSA by pleading their claims only on behalf of persons who held their shares during the class period. *Id.* at 483. The Seventh Circuit held that plaintiffs' claims were nevertheless preempted by SLUSA.

First, the court pointed out that at least some of the "holders" must have also purchased their shares during the class period. *Id.* at 482. Other owners, the Court said, must have sold their shares during the class period. *Id.* That was enough to require dismissal of the class claims pursuant to SLUSA. *Id.*

Second, the Court held that the "in connection with the purchase or sale of a covered security" language in SLUSA should be broadly construed so as to preempt state law claims whether or not a private plaintiff could bring an action for violation of Section 10(b) and Rule 10b-5. *Id.* at 484. Accordingly, even though holders of securities cannot maintain a private right of action for violation of that section and rule (in contrast to the SEC), their state law claims are nevertheless barred by SLUSA if plaintiffs have alleged misrepresentations or deceit in connection with the purchase or sale of securities. *Id.* The court observed that Rule 10b-5 encompassed the claims because the SEC could pursue a claim on those facts, even if a private plaintiff could not under *Blue Chip Stamps. Id.* Plaintiffs, according to the court, should not be able to evade Congress' intent in enacting SLUSA by permitting state law claims arising from securities transactions to proceed where those claims should be brought, if at all, under the federal securities laws. *Id.*

Other courts have consistently upheld dismissals of state law claims on SLUSA preemption grounds where the plaintiff class has members who both purchased and held their securities in reliance on the alleged fraud, even if the plaintiff seeks only "holding damages" and disclaims any damage from the purchase. *Dabit v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 395 F.3d 25, 44-47 (2d Cir. 2005); *Rowinski*, 398 F.3d at 303 n. 9; *Prof'l Mgmt.*, 335 F.3d at 803; *Riley v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 292 F.3d 1334, 1345 (11th Cir. 2002); *Atencio v. Smith Barney*, Case No. 04-CIV-5653(MBM), 2005 WL 267556, at *6 (S.D.N.Y. February 2, 2005); *In re Alger, Columbia, Janus, MFS, One Group, Putnam Mut. Fund Litig.*,

320 F. Supp. 2d 352, 354 (D. Md. 2004) ("*In re Mutual Fund Litig.*"); *Cape Ann Investors LLC v. Lepone*, 296 F. Supp. 2d 4, 11-12 (D. Mass. 2003).

Finally, as this Court has already suggested, it is appropriate to look beyond the Class Plaintiffs' transactions to the transactions engaged in by the Trader Defendants to determine if SLUSA's "in connection with" requirement is satisfied, even if the Class Plaintiffs did not purchase or sell securities during the class period, but instead merely held those securities. *In re Mutual Fund Litig.*, 320 F. Supp. 2d at 355.

Class Plaintiffs here simply cannot avoid the fact that they have pled a purchaser class, have blended that class and a holder class together, and have attempted to assert fraudulent conduct by defendants in connection with the purchase or sale of securities. Their state law claims should be dismissed.[19]

C. Class Plaintiffs Lack Standing to Bring Claims with Respect to Mutual Funds They Did Not Purchase, Sell or Own.

The Trader Defendants incorporate and adopt the argument of the Fund and Broker Defendants that Class Plaintiffs lack standing to bring claims relating to mutual funds they did not purchase, sell or own.

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[19] Class Plaintiffs' other cases are inapposite. In *Meyer v. Putnam Int'l Voyager Fund*, 220 F.R.D. 127 (D. Mass. 2004), SLUSA was held not to apply where the state claim was brought only on behalf of a holder class, and plaintiff expressly disavowed any allegation that she bought or sold securities in reliance on any misrepresentations. In *Bradfisch v. Templeton Funds, Inc.*, 319 F. Supp. 2d 897, 901 (S.D. Ill. 2004) and *Potter v. Janus Investment Fund*, No. 03-CV-0692-DRH, 2004 WL 1173201 at *2 (S.D. Ill. Feb. 12, 2004), no claim was asserted by a purchaser or seller. Additionally, in rejecting SLUSA preemption, these courts relied on the notion that if a holder claim was not cognizable under Section 10(b) and Rule 10b-5, then it is not a claim "in connection with the purchase or sale of a covered security" for purposes of SLUSA. That position, of course, has now been rejected by the Seventh Circuit in *Kircher*.

III. THE FUND DERIVATIVE COMPLAINTS SHOULD BE DISMISSED AGAINST THE TRADER DEFENDANTS.

The Trader Defendants also incorporate and adopt the argument of Fund and Broker Defendants regarding the Fund Derivative Plaintiffs' lack of standing and their failure to adequately allege demand futility. These arguments apply equally to the claims asserted against the Trader Defendants. The Fund Derivative Complaints should be dismissed against the Trader Defendants for those reasons.

IV. CONCLUSION.

For all of the reasons stated herein and those in the Trader Defendants' Omnibus Memorandum, all of the Class Action and Fund Derivative Consolidated Amended Complaints in all applicable subtracks should be dismissed as to all of the Trader Defendants.

Respectfully submitted,

Dated: May 20, 2005

/s/

Steven S. Scholes
Joseph G. Fisher
John P. Killacky
McDermott Will & Emery LLP
227 W. Monroe St., Suite 4400
Chicago, Illinois 60606-5096
Telephone:312-372-2000
Fax: 312-984-7700

Attorneys for Daniel Calugar, DCIP, LP, and Security Brokerage, Inc.

Interim Liaison Counsel for the Trader Group Defendants

CHI99 4473926-2.060772.0030

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
[Franklin Templeton Track]	

REPLY MEMORANDUM OF FRANKLIN-TEMPLETON DEFENDANTS

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700

Attorneys for Franklin-Templeton
Defendants

TABLE OF CONTENTS

A.
REPLY IN THE DERIVATIVE ACTION

Reply to Argument A of Opposition (pp. 6-7)

Plaintiffs argue that the Franklin Templeton website presents the Franklin-Templeton Funds "as one undifferentiated mass" and that, accordingly, they have standing to sue on behalf of Funds in which they do not own shares. (Opp. at 7). The website is not intended to present the legal status of the Funds, and it does not purport to do so. Each Fund is a separate legal entity, and the Courts have made clear that a plaintiff lacks standing to assert a derivative suit on behalf of a Fund in which he or she is not a shareholder. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 735-36 (3d Cir. 1970) ("one who does not own shares in a corporation is not qualified to bring a derivative action in his behalf"); Green v. Nuveen Advisory Corp., 186 F.R.D. 486, 493 (N.D. Ill. 1999) ("plaintiffs do not have standing to bring a § 36(b) claim on behalf of investment companies other than the Funds in which they are security holders...."). The text of § 36(b), itself, indicates that Congress intended a security holder to be limited to a derivative action only on behalf of his or her Fund:

> An action may be brought under this subsection by ... a security holder of such registered investment company on behalf of such company ..." (emphasis added)

Reply to Argument B of Opposition (pp. 7-8)

Derivative Plaintiffs argue, in their Opposition to Franklin-Templeton's Supplemental Memorandum (hereinafter, for ease of reference, Plaintiffs' Opposition to Franklin or "POF"), that they have sufficiently alleged "demand futility". Derivative Plaintiffs rest their case on the following four assertions: 1. the directors are "secure in their positions" because they do not face re-election, 2. the directors "blindly" approved the management contract, 3. the directors failed to take any action to protect the Fund, and 4. the directors face the threat of "personal liability" (POF, 7-9). None of these four factors, alone, or any combination of them, excuses demand. We deal with each seriatim:

1. the directors are "secure in their positions" because they do not face mandatory elections — this is the very cornerstone of *independence*, not *dependence*. As is the case with federal judges, persons with tenure can afford to be independent — this factor surely could not disqualify directors and, thus, excuse demand. See Verkouteren v. Blackrock Fin. Management, Inc., 37 F.Supp.2d 256, 259 (S.D.N.Y. 1999).

2. the directors "blindly" approved the management contract — there are no facts pleaded in the Derivative Complaint about any of the Franklin-Templeton directors to back up this charge the colorful adverb "blindly" is just that, i.e. "colorful" not fact-based. As the Maryland Court of Appeals held in the landmark case Werbowsky v. Collumb, 362 Md. 581, 618 (Md. 2001):

> We ... are not willing to excuse the failure to make demand simply because a majority of the directors approved or participated in some way in the challenged transaction or decision ... Directors are presumed to act properly and in the best interests of the corporation. They enjoy the benefit and protection of the business judgment rule, and their control of corporate affairs should not be impinged based on non-specific or speculative allegations of wrongdoing.

3. the directors failed to take any action to protect the Fund — to take action, one must first have knowledge that action is required. Plaintiffs undercut their own argument that such was the case here when they quote the SEC (p.5 of PFO):

> Franklin Advisers, Inc. (Adviser/Manager) reached an agreement with the SEC on August 2, 2004, to settle charges that the Managers allowed market timing in the Franklin Templeton Funds it managed. The SEC found that the Franklin Managers never disclosed to the Boards of the Funds that they engaged in practices that resulted in extensive market timing and failed to disclose to the

> Funds' Boards that identified market timers were allowed to continue timing even after the practice was foreclosed to other investors. [footnotes omitted]

Accord: In re Kauffman Mutual Fund Actions, 479 F.2d 257, 265 (1st Cir. 1973), cert. denied, 414 U.S. 857 (1973) ("[i]f by plaintiff's merely alleging error, the directors are to be presumed incapable of exercising sound business judgment, Rule 23.1 would become virtually meaningless ..."); In re Stratus Computer, Inc. Sec. Litig., 1992 WL 735555 at ** 9, 10 (D.Mass. March 27, 1992). See also: Scalisi v. Fund Asset Management, L.P., 380 F.3d 133, 141-42 (2d Cir. 2004) ("general criticisms of the investment company industry" do not suffice to justify excusing demand); Landy v. D'Alessandro, 316 F.Supp.2d 49, 61 (D.Mass. 2004) (criticism in national media does not support charge of unjustified inaction by board).

4. the threat of personal liability — if this were sufficient to excuse demand, it would disqualify every director on every board in the United States. As Judge Keeton said in Landy (316 F.Supp.2d at 61) about this assertion:

> It is well-settled that this exceedingly general assertion fails under Delaware law.

See also: Seminaris v. Landa, 662 A.2d 1350, 1354 (Del. Ch. 1995)("[t]he 'mere threat' of personal liability does not render a director interested.").

* * *

Additionally, Derivative Plaintiffs recycle the discredited argument that the directors serve on too many Boards and are, therefore, disqualified. This idea was expressly addressed and expressly rejected in Migdal, 248 F.3d at 329-31.

Reply to Argument C (pp. 8-9)

Finally, Derivative Plaintiffs rely on Rule 8 to support their claim that demand is excused and need not be pleaded — this is incorrect for the reasons stated in Reply to Argument B, supra, to wit. Rule 8 does not supersede or expunge Rule 23.1 from the Federal Rules of Civil Procedure. See Gaubert v. Fed. Home Loan Bank Bd., 863 F.2d 59, 68 (D.C. Cir. 1988)("Rule 23.1 requires substantially more than Rule 8(a) notice pleading."). Under Rule 23.1, the facts supporting a claim of excuse must be pleaded, no "ifs", "ands" or "buts". This, Derivative Plaintiffs have not done.

Derivative Plaintiffs attempt to explain away their failure to plead, with particularity, the facts required by Rule 23.1, by citing Rule 8. Derivative Plaintiffs argue that they have given "name, rank and serial number" of the directors, and that this is sufficient this argument borders on the frivolous.

Although not from the Fourth Circuit or a District Court in the Fourth Circuit, the Court in Geer v. Cox, 242 F.Supp.2d 1009, 1019-20 (D.Kan. 2003), "hit the nail on the head", analytically, on this precise issue:

> Rule 23.1 "is not ordinary, but an exceptional rule of pleading, serving a special purpose, and requiring a different judicial approach." The "liberal pleading requirements" [e.g. Rule 8] do not apply.

B.
REPLY IN THE CLASS ACTION

THE HEART OF THE MATTER: THE § 36(b) CLAIM IS DERIVATIVE, NOT DIRECT

Class Plaintiffs' § 36(b) claim rests on the premise that "the § 36(b) claim is direct" and, accordingly, is susceptible of class action treatment. That premise is false. A § 36(b) claim is derivative. The express language of § 36(b) provides for recovery by a security holder on behalf of the investment company. Thus, § 36(b) provides, in pertinent part:

> An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company ***on behalf of such company***, ...

The Supreme Court has long recognized that a § 36(b) claim is derivative. Thus, in the landmark case of Burks v. Lasker, 441 U.S. 471, 477, 484 (1979), Justice Brennan, writing for a unanimous Court, held:

> A derivative suit is brought by shareholders on behalf of the corporation.
>
> * * *
>
> [W]hen Congress did intend to prevent board action from cutting off derivative suits, it said so expressly. Section 36(b), 15 USC § 80a-35(b)(2) [15 USCS § 80a-35(b)(2)], added to the Act in 1970, performs precisely this function for derivative suits charging breach of fiduciary duty with respect to advisor's fees. (footnote omitted) (emphasis supplied)

Several years later, in Daily Income Fund, Inc. v. Fox, 464 U.S. 523 (1984), the Supreme Court, with Justice Brennan writing once again, reaffirmed that the right created by Congress in § 36(b) was " 'derivative' in the broad sense of that word," stating at 535-36 and 535, n.11:

> ... The "on behalf of" language in § 36(b) indicates ... that the right asserted by a shareholder suing under the statute is a "right of the corporation" ... and any recovery obtained in a § 36(b) action will go to the company rather than the plaintiff. In this respect, a § 36(b) action is undeniably "derivative" in the broad sense of that word. (emphasis supplied)[1]

[1] The Supreme Court also held, in Daily Income Fund, that one traditional feature of a derivative action — the "director demand" requirement of Rule 23.1 — does not apply to § 36(b) claims because § 36(b) expressly empowers a security holder to bring an action on behalf of the investment company. To dilute that right by causing the investor to make demand on the directors would be "anomalous" and could eviscerate the right. Daily Income Fund, 464 U.S. at 541-42; see also Kamen v. Kemper Fin. Serv., 500 U.S. 90, 108 (1991). This procedural safeguard — elimination of the Rule 23.1 requirement in a § 36(b) action — does not, in any way, change the fundamental nature of the action. Indeed, the recently-adopted test in Delaware for determining whether a claim is derivative confirms the view that Plaintiffs' § 36(b) claim is derivative since the allegedly injured party is the Fund which paid the adviser pursuant to contract, and any recovery must go to the Fund. Tooley v. Donaldson Lufkin & Jenrette, 845 A.2d 1031, 1033 (Del. 2004).

* * *

Class Plaintiffs also misstate the test in this Circuit for legal cognizability of a § 36(b) claim. In Migdal the Fourth Circuit stated (248 F.3d at 328):

> Plaintiffs contend [] that Section 36(b)'s private right of action is not limited solely to claims for excessive compensation.... Plaintiffs' position, however, is not supported by either the statutory text or the caselaw. ... As the statutory text indicates, Section 36(b) is sharply focused on the question of whether the fees themselves were excessive.... Congress passed Section 36(b) primarily to address the concern that "advisers" fees ... may have become unreasonably high.

Class Plaintiffs' argument that "§ 36(b) contemplates a far greater range of allegations than merely disproportionate fees" is contrary to Migdal and, indeed, rests on case law which the Fourth Circuit rejected in Migdal (at p.329), including Green v. Nuveen Advisory Corp., 186 F.R.D. 486 (N.D. Ill. 1999); Green v. Fund Asset Mgmt., L.P., 19 F.Supp.2d 227 (D.N.J. 1998). One case cited by Plaintiffs, Rohrbaugh v. Investment Company Institute, 2002 U.S. Dist. LEXIS 13401, at *32 n.20 (D.C.D.C. July 2, 2002), quoted the above language in Migdal to demonstrate that the Fourth Circuit "take[s] a narrow view of section 36(b) and limit[s] 36(b) claims exclusively to challenges to the fees themselves."[2]

Reply to Argument I of Opposition (pp. 10-17)

The requirement that a plaintiff satisfy Rule 9(b)'s pleading requirements where the allegations of his/her complaint under §§ 11 and 12 of the Securities Act "sound in fraud" has been adopted in a majority, not (as plaintiffs contend) a minority, of the Circuit Courts. See Calpers v. Chubb Corp., 394 F.3d 126, 162, n.25 (3d Cir. 2004) (collecting decisions by Second, Third, Fifth, Seventh, Ninth and Tenth Circuits). Although the Fourth Circuit has not yet passed on that question, the preponderance of district court opinions in the Fourth Circuit which have

[2] Defendants hereby incorporate by reference their arguments on the scope of § 36(b) set forth in the Omnibus Reply Memorandum in Support of the Motion to Dismiss the Consolidated Derivative Complaint.

addressed that issue agree, and apply the "sound in fraud" doctrine. Hershey v. MNC Fin., Inc., 774 F.Supp. 367, 375-76 (D. Md. 1991); Mates v. North American Vaccine, Inc., 53 F.Supp.2d 814, 822-23 (D. Md. 1999); Breedon v. Richmond Community College, 171 F.R.D. 189, 199-201 (M.D. N.C. 1997); Madison River Management Co. v. Business Management Software Corp., 351 F.Supp.2d 436, 447 (M.D. N.C. 2005); Pitten v. Jacobs, 903 F.Supp. 937, 951 (D.S.C. 1995). Contra: In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F.Supp.2d 334, 402 (D.Md. 2004).

The rationale for the "sound in fraud" doctrine, as explained in Rombach v. Chang, 355 F.3d 164, 171 (2d Cir. 2004), applies here:

> [T]he heightened pleading standard of Rule 9(b) applies to Section 11 and Section 12(a)(2) claims insofar as the claims are premised on allegations of fraud. By its terms, Rule 9(b) applies to "all averments of fraud." Fed. R. Civ. P. 9(b). This wording is cast in terms of the conduct alleged, and is not limited to allegations styled or denominated as fraud or expressed in terms of the constituent elements of a fraud cause of action. (emphasis supplied)

and (id.):

> Fraud is not an element or a requisite to a claim under Section 11 or Section 12(a)(2); at the same time, claims under those sections may be--and often are--predicated on fraud. The same course of conduct that would support a Rule 10b-5 claim may as well support a Section 11 claim or a claim under Section 12(a)(2). So while a plaintiff need allege no more than negligence to proceed under Section 11 and Section 12(a)(2), claims that do rely upon averments of fraud are subject to the test of Rule 9(b).

Plaintiffs' opposition to the application of the "sound in fraud" doctrine here rests on the same misconception explained in Rombach, i.e. that Rule 9(b) applies to only causes of action for fraud, rather than averments of fraud in non-fraud causes of action. Here, as shown further below, plaintiffs' allegations against defendants sound in fraud. The nature of the allegations, not the fact that a party in a non-fraud claim was not also sued in a fraud claim, is the pertinent inquiry and the test of whether the "sound in fraud" doctrine applies.

Plaintiffs' effort to disclaim any allegation of fraud in the paragraphs in their Complaint repeating plaintiffs' earlier allegations of unlawful schemes, etc. (paras. 244 and 253) does not alter this fact. The same tactic has been rejected in other §§ 11 and 12 actions. As explained in In re Alcatel Sec. Litig., 2005 U.S. Dist. LEXIS 3053, at *39-41 (S.D.N.Y. Feb. 28, 2005):

> Plaintiffs' boilerplate disclaimers that their allegations are incorporated into their claims under sections as 11 and 12(a)(2) "except to the extent any such allegation may be deemed to sound in fraud" . . . is insufficient to remove those allegations from the requirements of Rule 9(b).

Accord: In re Ultrafem, 91 F. Supp. 2d 678, 690-91 (S.D.N.Y. 2000) (applying Rule 9(b) where "plaintiffs make little, if any, effort to differentiate their asserted negligence claims from the fraud claims which permeate the Complaint"). See also: In re Stac Elecs. Sec. Litig., 89 F.3d 1399, 1405 n.2 (9th Cir. 1996). Rather, as explained in Calpers, 394 F.3d at 171-72, where (as here) plaintiffs have asserted a § 10(b) claim based on the same allegations, the Court is not required to try to figure out which allegations apply only to the §§ 11 and 12 claims:

> [A] district court is not required to sift through allegations of fraud in search of some "lesser included" claim of strict liability. It may dismiss. It is not the responsibility of the District Court to serve as Plaintiffs' advocate.

Accord: Rombach, 355 F.3d at 172 and 176.[3]

Plaintiffs' Class Action Complaint at bar contains the same infirmities as the complaints in the cases applying the "sound in fraud" doctrine to §§ 11 and 12 claims. Although plaintiffs repeat the allegations of the scheme they contend (in their Rule 10b-5 claim) was a fraud,

[3] Plaintiffs' reliance on Lone Star Ladies' Inv. Club v. Schlotzsky's, 238 F.3d 363, 368 (5th Cir. 2001), is misplaced. Calpers, 394 F.3d at 172; Royal Ahold, 351 F. Supp. 2d at 402 ("courts have applied Rule 9(b) when plaintiffs nominally assert [that] their § 11 and § 12 claims 'do not sound in fraud' but make no effort to" differentiate the allegations for particular claims).

plaintiffs fail to provide the required specifics of how each defendant committed or participated in the allegedly fraudulent scheme. Indeed, plaintiffs do not allege any facts about how and when each of the four Trustee Defendants participated in the scheme, or even that these individual defendants had knowledge of the alleged scheme. Rather the Complaint merely makes generalized conclusory allegations about the alleged involvement of the "FT-affiliated defendants", including the four individuals at issue, in the fraudulent scheme. For example, plaintiffs allege (Cplt ¶ 2):

> The FT-affiliated defendants . . . permitted rampant market timing activity in FT Funds throughout the Class Period, to maximize fees and profits associated with such transactions and based on the amount of assets under management in the FT Funds, to the detriment of the Class members. The FT-affiliated defendants not only permitted, but actively facilitated this wrongful conduct through, among other things, entering into negotiated agreements with preferred investors to permit timing activity for the purpose of securing potentially hundreds of millions of dollars in advisory, management and distribution fees, all to the detriment of ordinary investors in the Funds. Various other parties actively participated in, and aided and abetted, the FT-affiliated defendants' unlawful scheme.... (emphasis supplied)

and (¶ 3)

> In reality, however, the FT-affiliated defendants not only permitted, but in many cases actively encouraged, the wrongful activity. FT affiliates and employees permitted and encouraged market timing for, among other reasons, the purpose of increasing the amount of assets under management, thereby increasing the fees payable to the investment advisors, who were captive entities within the FT Fund family structure, by potentially hundreds of millions of dollars.

and (¶ 4):

> The Trustees of the Funds failed to prevent the wrongful conduct because of fundamental conflicts of interest inherent in the corporate governance structure of the FT Fund Complex. (emphasis supplied)

and (¶ 86):

> Active Participation of the FT-Affiliated Defendants . . .
> In reality, the FT-affiliated defendants not only failed to discourage market timing, but in many instances were aware of, and actively encouraged and facilitated, or entered into negotiated agreements, to permit timing activity, to the detriment of other FT Fund investors. (emphasis in original and supplied)

The Class Plaintiffs' opposing Omnibus Memorandum further shows that they are alleging active participation by the four individuals in the same alleged fraudulent scheme (Pls.' Memo. at 1):

> These cases allege an unprecedented series of deceptive practices and business deals to defraud long-term mutual fund investors out of over a billion dollars. Defendants used secret arrangements, deceptive trading practices, conflicts of interest and breaches of duty to exploit arbitrage opportunities to siphon off long-term investors' returns, and then concealed these activities from the long-term investors. (emphasis supplied)

and, in the portion of their brief discussing § 10(b) (Id. at 13):

> Plaintiffs here plead an omissions case against the Fund Defendants, and a fraudulent scheme case against all defendants. (emphasis supplied)[4]

The Courts in Rombach, 355 F. 3d at 172, and Alcatel, 2005 U.S. Dist. LEXIS 3053 at **39-40, when confronted with the same kinds of allegations and contentions made by plaintiffs at bar, held that they sound in fraud and thus are subject to Rule 9(b)'s requirement that the pleading allege specific facts, with particularity, for each of the defendants. The same holding is warranted here.

[4] After listing the requirements of a § 10(b) claim, including the requirements that the defendant's conduct "operated as a fraud or deceit" and that it was committed with scienter, the Class Plaintiffs' Omnibus Memorandum further states (at p.7) that " Plaintiffs have successfully pleaded each of these elements as to all defendants" (emphasis supplied). Plaintiffs' separate Memorandum addressed to the motion by the Franklin-Templeton defendants also contends (p. 4) that "Defendants recklessly permitted, promoted and profited from" the conduct complained about.

CONCLUSION

The Franklin-Templeton Derivative Complaint and the Franklin-Templeton Class Action Complaint must be dismissed as against the Franklin-Templeton Defendants for the reasons set forth in the Omnibus Memoranda and the Franklin-Templeton Defendants' Supplemental Memoranda.

Dated: May 20, 2005

Respectfully submitted,

POLLACK & KAMINSKY

/s/

Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria

114 West 47th Street
New York, NY 10036
Tel. (212) 575-4700

Attorneys for
Franklin-Templeton Defendants

UNITED STATES DISTRICT COURT

DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION,	MDL No. 1586
THIS DOCUMENT RELATES TO: 04-MD-15862 04-MD-15863 04-MD-15864	Nos. 04-MD-15861-CBB 04-MD-15862-AMD 04-MD-15863-JFM 04-MD-15864-FPS

DEFENDANTS PRUDENTIAL SECURITIES, INC. AND PRUDENTIAL FINANCIAL, INC.'S SUPPLEMENTAL REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF THE BROKER DEALER INTERMEDIARY DEFENDANTS' OMNIBUS MOTION TO DISMISS THE CONSOLIDATED CLASS ACTION AND DERIVATIVE COMPLAINTS

CAHILL GORDON & REINDEL LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

Attorneys for Defendants
Prudential Securities, Inc. and Prudential Financial, Inc.

Of Counsel:

Thomas J. Kavaler
Jonathan D. Thier
Laura C. Fraher

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Page

CASES

SEC RELEASES

UNITED STATES DISTRICT COURT

DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION,	MDL No. 1586
THIS DOCUMENT RELATES TO: 04-MD-15862 04-MD-15863 04-MD-15864	Nos. 04-MD-15861-CBB 04-MD-15862-AMD 04-MD-15863-JFM 04-MD-15864-FPS

DEFENDANTS PRUDENTIAL SECURITIES, INC. AND PRUDENTIAL FINANCIAL, INC.'S SUPPLEMENTAL REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF THE BROKER DEALER INTERMEDIARY DEFENDANTS' OMNIBUS MOTION TO DISMISS THE CONSOLIDATED CLASS ACTION AND DERIVATIVE COMPLAINTS

Defendants Prudential Securities, Inc. and Prudential Financial, Inc. (collectively, "Prudential") respectfully submit this Supplemental Reply Memorandum of Law in Further Support of the Broker Dealer Intermediary Defendants' Omnibus Motion to Dismiss the Consolidated Class Action and Derivative Complaints.

Prudential's Supplemental Memorandum of Law (the "Supplemental Memorandum") established that the specific allegations directed against Prudential in the Complaints are insufficient as a matter of law to sustain a Rule 10b-5 claim. In response, the plaintiffs have conceded that the Broker Dealer Defendants have made no material misrepresentations or omissions of fact. Rather, plaintiffs now rely entirely upon allegations of putative "scheme" liability, supported only by allegations that Prudential and the other Broker Dealers provided brokerage, clearing and financing services which "enabled" market timing or late trading of the mutual funds by other persons. For the reasons set forth in the Common Memorandum of Law in Support of the Broker Dealer Intermediary Defendants' Motion, the Common Reply Memorandum in Support of the Broker Dealer Intermediary Defendants' Motion (collectively, the "Common Memoranda") and the Supplemental Memorandum, these allegations, whether characterized as a "scheme" or otherwise, are insufficient to state a federal securities law claim against Prudential and, accordingly, the Complaints should be dismissed with prejudice.

ARGUMENT

Plaintiffs Have Failed to Allege An Actionable Federal Securities Law Claim Against Prudential

Plaintiffs allege that the Fund Defendants and Trader Defendants employed a deceptive "scheme" to defraud mutual fund investors, by respectively permitting and engaging in market timing and late trading. The Broker Dealer Defendants, it is alleged, "made it all happen" by "negotiat[ing] arrangements and execut[ing] trades on behalf of the Trader Defendants", and "provid[ing] necessary technical and financial advantages to the Trader Defendants." Cl. Pl. Mem. at 1. Yet, the law is clear that to be a primary participant in a fraudulent or deceptive scheme under Rule 10b-5 a defendant must be alleged to have played a prominent or lead role in the design and execution of the alleged scheme. *See, e.g., In re Global Crossing, Ltd. Sec. Litig.*, 322 F. Supp. 2d 319, 336-37 (S.D.N.Y. 2004) (finding primary scheme violation alleged when defendant "masterminded" sham transactions and served as "chief architect and executor" of scheme); *Scone Invs., L.P. v. Am. Third Mkt. Corp.*, No. 97 Civ. 3802, 1998 WL 205338, at *8 (S.D.N.Y. Apr. 28, 1998) (requiring "'intimate' 'hands-on involvement' and participation in 'key decisions' about the details" of the fraud); *In re Homestore.com, Inc. Sec. Litig.*, 252 F. Supp. 2d 1018, 1039-40 (C.D. Cal. 2003) (primary scheme liability attaches only to those who "employ" the scheme to defraud investors). The Complaints contain no such allegations as to Prudential and there is no basis in law for the imposition of primary liability on parties engaged in no more than the sort of "facilitating" conduct that is alleged against the Broker Dealer Defendants.

Under *Central Bank*, regardless of a defendant's relative contribution to the alleged scheme, a primary violation of Section 10(b) and Rule 10b-5 requires that plaintiffs plead and prove that the defendant in question committed a deceptive or manipulative act aimed at plaintiffs. *See, e.g., Central Bank, N.A.* v. *First Interstate Bank, N.A.*, 511 U.S. 164, 191 (1994); *In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 380 (D. Md. 2004) (Blake, J.); *In re Dynegy, Inc. Sec. Litig.*, 339 F. Supp. 2d 804, 915 (S.D. Tex. 2004); *In re Homestore.com*, 252 F. Supp. 2d at 1039-40. *See also Cooper* v. *Pickett*, 137 F.3d 616, 624 (9th Cir. 1998) ("*Central Bank* does not preclude liability based on allegations that a group of defendants acted together to violate the securities laws, *as long as each defendant committed a manipulative or deceptive act in furtherance of the scheme*." (emphasis added)). As fully described in the Supplemental Memorandum, the Complaints allege that Prudential:

- negotiated for timing capacity in various funds controlled by MFS, and then provided that capacity to the market timers (*see Riggs* Compl. ¶ 7);
- received substantial fees from both the market timers to whom it provided capacity, and from the funds controlled by MFS (*see Riggs* Compl. ¶ 7);
- knowingly engaged in market timing activities in the MFS funds (*see Riggs* Compl. ¶ 56);
- actively facilitated market timing and/or late trading by acting as a clearing platform for market timing and late trading, and acting as a key conduit of the market timing/late trading activities (*see Riggs* Compl. ¶ 132);
- disregarded the "excessive" mutual fund trades being transacted through its trading systems, or "platforms," by the market timers and substantially assisted and participated in such excessive trading (*see Riggs* Compl. ¶ 133);
- specifically engineered trading strategies that catered exclusively to timers and late traders. For instance, it developed a "shotgun" system that allowed a market timer to scatter trades across various mutual funds to enable the timers successfully to execute larger and more frequent trades over a wide variety of fund complexes (*see Riggs* Compl. ¶ 133); and,

- engaged in "massive" amounts of market timing of the MFS funds and other fund families through a well-orchestrated and managed organization. In carrying out this trading "scheme," Prudential functioned as both the introducing and platform broker for timing clients. Specifically, Prudential required timers to send "inactive" orders between 6:30 a.m. ET and 9:00 a.m. ET each day. However, these orders were not placed, or made "active," until Prudential received further instructions to execute all or part of the orders from the timers (*see Riggs* Compl. ¶ 151).

See Supp. Mem. at 6-7; Thier Aff. Ex. 6.[1]

Plaintiffs' allegations against Prudential, notwithstanding all of the adjectives, lack any element of manipulative or deceptive conduct. Stripped of the rhetoric, Prudential is alleged to have provided capacity for late trading and market timing by customers and otherwise to have maintained a clearing platform for such trading. The activities alleged do not constitute manipulative or deceptive conduct. In fact, Prudential is alleged to have done nothing more than provide the services which a broker has an obligation to provide to its clients,[2] *see De Kwiatkowski* v. *Bear, Stearns & Co.*, 306 F.3d 1293, 1302 (2d Cir. 2002) (broker must diligently and competently execute client's trades); *Indep. Order of Foresters* v. *Donald, Lufkin & Jenrette, Inc.*, 157 F.3d 933, 940-41 (2d Cir. 1998) (recognizing that a broker's duties in nondiscretionary

---

1 The *Riggs* Complaint contains the most extensive allegations relating to the activities of Prudential. The allegations contained in the other Complaints are similar to those in *Riggs*, offering no additional particularity and, in most cases, falling short of even the degree of specificity attempted in *Riggs*.

2 There is nothing illegal or inherently deceptive about market timing. *See, e.g., In re Flanagan*, Rel. No. ID-160, 2000 WL 98210, at *5 (SEC Jan. 31, 2000) ("Market timing of mutual fund purchases and sales does not violate federal securities laws … ."); *First Lincoln Holdings, Inc.* v. *Equitable Life Assurance Soc'y of United States*, 164 F. Supp. 2d 383, 391 n.9 (S.D.N.Y. 2001) (noting that market timing "is not illegal. It is purely a matter of contract … ."), *aff'd*, 43 Fed. Appx. 462 (2d Cir. 2002); *see also* BDID Common Br. at 40-42 (citing SEC releases and judicial decisions). Thus, Prudential would have had no reason to believe it was facilitating a fraud by providing routine financing or execution or clearing services to market timers, and plaintiffs allege no facts to the contrary.

accounts consists primarily of the "duty to execute requested trades"), and which cannot form the basis of a 10b-5 claim. *See, e.g.*, *Connolly* v. *Havens*, 763 F. Supp. 6, 10-11 (S.D.N.Y. 1991) (performance of ordinary clearing functions does not give rise to either primary or secondary liability under Rule 10b-5); *Ross* v. *Bolton*, 904 F.2d 819, 823-824 (2d Cir. 1990) (allegations that clearing broker extended loans on margin cannot ground either primary or secondary liability).[3]

The plaintiffs' reliance on the word "scheme," without more, cannot substitute for particularized allegations of manipulative or deceptive conduct, an essential element of pleading a 10b-5 claim. Although multiple parties in a deceptive scheme, including broker-dealers, may be found to have committed primary violations of 10b-5, liability only attaches where a defendant engages in specific deceptive or manipulative conduct, such as sham transactions, "wash sales" or manipulating market prices. The level of deception required to sustain primary 10b-5 liability is identified in the very cases upon which plaintiffs principally rely: *SEC* v. *United States Envtl., Inc.*, 155 F.3d 107 (2d Cir. 1998), and *Newby* v. *Enron Corp.* 310 F. Supp. 2d 819 (S.D. Tex. 2004). *See* Class Pl. Br. at 24-25. Both cases are inapposite because they involved allegations that the broker dealer defendants engaged in specified sham transactions that lacked bona fide substance, were inherently manipulative or deliberately intended to deceive investors.

3 Even in cases where broker-dealers have engaged in manipulative or deceptive conduct, a plaintiff must also plead and prove that, either directly or as a member of the investing public, he was deceived by the acts of that particular defendant in order for 10b-5 liability to attach. *See, e.g.*, *Kamerman* v. *Steinberg*, 891 F.2d 424, 431 (2d Cir. 1989) (dismissing derivative claim where corporation had not been deceived by allegedly fraudulent activities); *Antigenics Inc.* v. *United States Bancorp Piper Jaffray, Inc.*, 03 Civ. 0971, 2004 WL 2290899, at *3 (S.D.N.Y. Oct. 8, 2004) ("Section 10(b) and Rule 10b-5 do not afford plaintiffs with a cause of action when others are deceived. Only a plaintiff who is himself deceived into entering a stock transaction on unfavorable terms may sue for securities fraud."). The plaintiffs here have not plead that they were deceived by any alleged act of Prudential, nor could they.

See United States Envtl., 155 F.3d at 112 (a primary violation of 10b-5 was plead against a broker-dealer and one of its traders where the broker-dealer and trader had engaged in classic "manipulative" and "deceptive" conduct by, *inter alia*, (i) effecting fraudulent "wash sales" and "matched orders" and sham transactions involving offers, purchases and sales of stock in return for promises of risk-free profit from the promoter, and (ii) manipulating the market for the stock through directed and controlled trades and trades involving undisclosed nominees); *Newby*, 310 F. Supp. 2d at 830 (a primary violation of 10b-5 was plead where defendant was alleged to have "employed a scheme to defraud" in connection with two particular sham financing transactions and had, through its analyst reports, made alleged misrepresentations to investors). No such allegations have been interposed here against Prudential. Instead Prudential is alleged to have merely effected or financed real and presumptively lawful trades that were not inherently deceptive or manipulative. These allegations, unlike those presented in cases such as *U.S. Envtl.* and *Newby*, cannot provide the basis for 10b-5 liability and plaintiffs' reliance on those cases is misplaced.

Having conceded that they cannot allege that Prudential made any material misrepresentation or omission of material fact, and having failed to allege that Prudential committed any manipulative or deceptive act, the plaintiffs have failed to state a claim for relief under the federal securities laws.

CONCLUSION

For the reasons set forth above, as well as those set forth in the Common Memoranda and the Supplemental Memorandum, the Complaints should be dismissed in their entirety as to Prudential.

Dated: New York, New York
May 20, 2005

CAHILL GORDON & REINDEL LLP

By: ______________________
Thomas J. Kavaler, Esq. (85638)
TKavaler@Cahill.com
Jonathan D. Thier, Esq.
JThier@Cahill.com
Laura C. Fraher, Esq.
LFraher@Cahill.com
80 Pine Street
New York, New York 10005
(212) 701-3000 (phone)
(212) 269-5420 (fax)

Attorneys for Prudential Securities, Inc. and Prudential Financial, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

In re Mutual Funds Investment Litigation	)	Case No. 04-MD-15862
	)	
In re Alliance, Franklin/Templeton Bank of America/Nations Funds, and Pilgrim Baxter	)	Judge Andre M. Davis
	)	
This Document Relates to the Franklin/Templeton Subtrack	)	

SUPPLEMENTAL REPLY BRIEF OF DANIEL CALUGAR, DCIP, L.P. AND SECURITY BROKERAGE, INC. IN SUPPORT OF THEIR MOTION TO DISMISS CONSOLIDATED AMENDED CLASS ACTION COMPLAINT[1]

I. INTRODUCTION.

Lead Plaintiff's ("Plaintiff") opposition brief wholly concedes or fails to dispute many points the Calugar Defendants established in their opening brief. Specifically, Plaintiff:

- Does not dispute its failure to allege that the Calugar Defendants engaged in late trading in the FT Funds (Opening Br. at 1);
- Concedes that the Calugar Defendants did not make any misrepresentations or omissions in violation of Rule 10b-5(b) (Opp. Br. at 19);
- Expressly acknowledges that the FT Funds' prospectuses allowed market timing under certain circumstances and conditions (Opp. Br. at 5, 28);
- Does not dispute that it has only alleged a grand total of three so-called "market timing" trades pursuant to the alleged agreement between Calugar and the FT Funds (Opp Br. at 36);
- Does not dispute that the definition of "market timing" in the Amended Complaint is different from that set forth in the prospectuses, even though Plaintiff's scheme theory is

[1] On February 25, 2005, the Calugar Defendants joined in the Motion of Certain of the Trader Defendants to Dismiss the Consolidated Amended Complaints Filed by the Class Action Plaintiffs and the Fund Derivative Plaintiffs, and on May 20, 2005, the Calugar Defendants joined in the Trader Defendants' omnibus reply brief submitted in support of that motion. This supplemental reply brief sets forth additional reasons specific to the Calugar Defendants why the Amended Complaint should be dismissed as to them.

dependent on Calugar's and SBI's trading in violation of the prospectuses (Opening Br. at 5);

- Makes no attempt to explain the relevance of its allegations relating to conduct in other mutual funds unrelated to any FT Funds (Opening Br. at 6-7); and
- Does not even address its failure to allege a violation of Rule 10b-5 by DCIP (Opening Br. at 13).

Plaintiff instead argues that Calugar and SBI participated in a scheme in which their "market timing" in the FT Funds "made" the funds' prospectus disclosures false and misleading. (Opp. Br. at 29 n. 23.) However, not only does this theory fly in the face of *Central Bank*'s prohibition on aiding and abetting liability under Rule 10b-5, but it tacitly concedes that market timing pursuant to a "sticky asset" or *quid pro quo* agreement alone is not deceptive or manipulative as Rule 10b-5(a) and (c) requires.

II. THE FACTUAL ALLEGATIONS AGAINST THE CALUGAR DEFENDANTS.

A. Plaintiff Fails to Dispute that the Calugar Defendants Traded in Conformity with Fund Prospectuses Prior to August 2001.

The Calugar Defendants established in their opening brief that Plaintiff affirmatively alleged that the Calugar Defendants' trading in FT Funds prior to August 2001 conformed to the applicable FT prospectuses. (Opening Br. at 3-4.) In response, Plaintiff relies on its allegations that Calugar and SBI opened various FT accounts in December 2000 and April 2001, and that FT classified SBI as a "market timer" by mid-June 2001. (*See* Opp. Br. at 23 n. 21.) However, opening an account certainly does not constitute trading in violation of the prospectus. Neither does Plaintiff's allegation that FT had "coded" SBI as a "market timer," as Plaintiff makes no attempt to explain what it means to be "coded" as a "market timer" by FT nor to reconcile FT's classification of SBI as a "market timer" with the Amended

Complaint's definition of market timing. (*See* Am. Compl. ¶ 74.) Moreover, Plaintiff does not allege that FT's classification of SBI as a "market timer" meant that SBI's trading violated any FT prospectus.[2]

Even more importantly, Plaintiff does not explain how the Calugar Defendants' alleged trading during this time period was deceptive or manipulative, a critical element of any Rule 10b-5 claim. *See In re Royal Ahold N.V. Sec. & ERISA Litig.*, 351 F. Supp. 2d 334, 372 (D. Md. 2004). To the contrary, Plaintiff's allegations affirmatively establish that FT was fully aware of the Calugar Defendants' trading activities. (*See* Opening Br. at 3; Opp. Br. at 9-10.)[3]

Additionally, even assuming the Calugar Defendants engaged in "market timing" prior to August 2001, Plaintiff has not alleged that it was pursuant to any agreement with FT. Of course, an agreement with the fund to permit market timing is at the core of Plaintiff's alleged "scheme" under Rule 10b-5(a) and (c). (*See* Opp. Br. at 4, 17.) Absent allegations of an agreement, the conduct alleged prior to August 2001 fails to support even Plaintiff's own flawed theory of its claim.

B. The August 2001 "Quid Pro Quo" Arrangement Resulted in Only Three Unprofitable Trades.

Plaintiff does not dispute that, pursuant to the alleged agreement with the FT Defendants, Calugar and SBI made only three exchanges in the FT Funds. (*See* Opening Br. at 6; Opp. Br. at 9, 36.) Rather, Plaintiff devotes much of its response arguing that market timing violated the FT Fund prospectuses—despite its acknowledgment that the prospectuses may not have "strictly prohibited" market timing (Opp. Br. at 5, 28), and that in any event, the Calugar Defendants were not responsible for

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[2] Further, Plaintiff does not refute the point established in the Calugar Defendants' opening brief that FT's classification of SBI and "effective" bar was never communicated to any of the Calugar Defendants. (Opening Br. at 3-4.)

[3] Plaintiff argues that "[t]he Calugar transactions, for example, were negotiated and discussed throughout the FT management structure, including among persons responsible for overseeing portfolios and investment practices within the Funds." (Opp. Br. at 9-10.)

the content of the FT prospectuses or the alleged omissions or misrepresentations therein (Opp. Br. at 19, 29 n. 23.)

Plaintiff also argues that it has not alleged a loss of $400,000 by the Calugar Defendants in the FT Funds. (Opp. Br. at 31-32.) Yet, Plaintiff does not dispute that it expressly alleged that the Calugar Defendants deposited $45 million in their FT account (Am. Compl. ¶¶ 166-67), and only took $44.6 million out when they redeemed the account (*id.* at ¶ 171)—a $400,000 loss by any measure. Plaintiff criticizes the Calugar Defendants for "assum[ing] facts not in evidence (or alleged in the Complaint)," while at the same time speculating as to several alternative scenarios which themselves have no basis in the Amended Complaint. (*See* Opp. Br. at 31-33.)[4] Of course, Plaintiff cannot amend its complaint in its brief.[5] Because Plaintiff's dilution theory of damages is critically dependent upon profits being earned by market timers (*see* Am. Compl. ¶ 80; Opp. Br. at 33), Plaintiff's failure to allege that the Calugar Defendants profited dooms its dilution damages theory.

Alternatively, Plaintiff argues that the Amended Complaint alleges several types of damages, other than dilution, that theoretically could have resulted from market timing activity, such as increased transaction costs, the realization of taxable capital gains, and sales into a falling market. (Opp. at 33-34.) As established in the Calugar Defendants' opening brief, however, Plaintiff has not alleged that their three trades caused any such damage. (*See* Opening Br. at 14.)

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[4] Among other things, Plaintiff argues that the Calugar Defendants could have profited using funds in different accounts opened in December 2000 and April 2001. (Opp. Br. at 32 n. 24.) However, Plaintiff never alleges that these accounts were used by the Calugar Defendants to market time at all, much less to place the three trades in the Small Cap Fund pursuant to the alleged agreement with FT. In fact, Plaintiff alleges only that these accounts were used for trading prior to August 2001, which as established *supra*, was not pursuant to any agreement with FT or in violation of any prospectus.

[5] *See Zachair, Ltd. v. Driggs*, 965 F. Supp. 741, 748 n. 4 (D. Md. 1997) (a plaintiff "is bound by the allegations contained in its complaint and cannot, through the use of motion briefs, amend the complaint."); *Accord Fadem v. Ford Motor Co.*, 352 F. Supp. 2d 501, 516 (S.D.N.Y. 2005).

C. Plaintiff's Miscellaneous Allegations Are Unrelated to Trading in any FT Fund.

Plaintiff makes no attempt to salvage the allegations in its Amended Complaint which have nothing to do with any FT Fund. (*See, e.g.*, Am. Compl. at 1-2 & ¶¶ 42, 169-77, 189-90, 196.) As the Calugar Defendants previously established, these allegations are simply irrelevant to any aspect of Plaintiff's claims and should be disregarded. (*See* Opening Br. at 6-7.)

III. ARGUMENT.

A. Plaintiff Fails to Allege that the Calugar Defendants Committed a Primary Violation of Rule 10b-5.[6]

In an attempt to state an independent violation of Rule 10b-5 against the Calugar Defendants, Plaintiff first contends that the alleged agreement between FT and the Calugar Defendants violated Rule 10b-5(a) and (c). (Opp. Br. at 20-22.) However, as the Calugar Defendants established in their opening brief, an agreement to permit market timing in the FT Funds does not violate Rule 10b-5. (Opening Br. at 10 (citing *SEC v. PIMCO Advisors Fund Mgmt. LLC*, 341 F. Supp. 2d 454, 468 (S.D.N.Y 2004).) Plaintiff argues that *PIMCO* does not apply to its claims against Calugar because *PIMCO* dealt with the liability of fund executives, not traders, and did not address liability under Rule 10b-5(c). (Opp. Br. at 21.) But these superficial attempts to distinguish *PIMCO* do not change the force of the holding in *PIMCO*—i.e., that an agreement to permit market timing, including one accompanied by a "sticky asset" arrangement such as that alleged here, is not a fraudulent device which deceives investors. *Id.* at 468. Plaintiff does not reconcile the facts it has alleged against the Calugar Defendants with the nearly

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[6] Plaintiffs do not dispute Calugar cannot be liable as a control person under §20(a) of the Exchange Act if they fail to state a claim under Rule 10b-5 against either SBI or DCIP. (Opp. Br. at 37.) Because Plaintiffs have failed to state such a claim, the §20(a) claim against Calugar must be dismissed as well.

identical facts in *PIMCO* whereby Canary was permitted to market time in exchange for a $100 million "sticky asset" investment. *Id.* at 459.[7]

Plaintiff next argues that the alleged agreement between FT and the Calugar Defendants violated the FT Funds' prospectuses. (Opp. Br. at 22-31.) However, Plaintiff's explicit concession that "the Complaint does not charge the Calugar Defendants with *direct* responsibility for said omissions" from the FT Fund prospectuses (Opp. Br. at 29 n. 23 (emphasis added)) is fatal to its attempt to charge the Calugar Defendants with any responsibility for the content of those prospectuses. Plaintiff argues that "what is important, is that the market timing by the Calugar Defendants and their *quid pro quo* arrangement with certain of the Franklin-Templeton Defendants *made the prospectuses materially misleading*." (*Id.* (emphasis added).) This attempt to hold the Calugar Defendants "indirectly" responsible for the FT Defendants' alleged failure to disclose the details of the alleged market timing agreement runs straight into the jaws of the prohibition of aiding and abetting liability established by *Central Bank*. *Central Bank of Denver, N.A. v. First Interstate Bank, N.A.*, 511 U.S. 164, 174 (1994). Indeed, Plaintiff's allegations in this regard are tantamount to asserting that the Calugar Defendants are liable because the FT Defendants should have made disclosures about the alleged agreement but failed to.[8] There is no basis for imposing liability under Rule 10b-5 under these circumstances.

[7] Plaintiff further attempts to distinguish *PIMCO* by arguing that "the type of market timing complained of in this case is *not* typical, garden-variety market timing." (Opp. Br. at 21-22.) This, of course, only highlights the critical definitional flaw in the Amended Complaint and Plaintiff's brief. Plaintiff does not explain what "typical, garden-variety market timing" is, or how it differs from the definitions of market timing in the Amended Complaint and FT prospectus, which themselves differ. Further, this seems to concede that "typical, garden-variety market timing," whatever that means, is not a violation of Rule 10b-5. The Calugar Defendants are left to guess what Plaintiff means when it argues that their conduct is not "typical, garden-variety market timing," and Rule 9(b) precludes guessing.

[8] For further discussion of aiding and abetting liability, *see* the Trader Defendants' Omnibus Opening and Reply Briefs, both of which are specifically incorporated herein.

As to whether market timing violated the FT Fund prospectuses, Plaintiff asserts that the prospectuses were "unequivocally clear." (Opp. Br. at 22-28.) Yet, Plaintiff acknowledges that the applicable prospectuses only warned investors "that they *may be* deemed 'market timers'" if they met the criteria set forth therein, and that the prospectuses "*conveyed the message* that market timing was prohibited," despite never outright prohibiting the practice. (*See* Opp. Br. at 24-25 (emphasis added).) Far from being "unequivocal," such language plainly reserves FT's discretion regarding market timing in the FT Funds, as the Calugar Defendants established in their opening brief. (Opening Br. at 11.) Further, while Plaintiff casually asserts that the Calugar Defendants' argument "turn[s] the plain meaning of the term [market timing] on its ear" (Opp. Br. at 27), Plaintiff neither explains what the "plain meaning" of market timing is nor makes any attempt to reconcile the "plain meaning" of market timing with the prospectuses, the definition of market timing in its Amended Complaint (Am. Compl. ¶ 74), or any other accepted definition of market timing (*see* Opening Br. at 11 n. 12 (citing various authoritative definitions of "market timing").)

Apparently recognizing that the prospectuses may not be all that clear, Plaintiff further argues that "even if the Calugar Defendants' timing arrangement 'was not strictly prohibited by the alleged disclosures, the disclosures were clearly misleading *under the circumstances*." (Opp. Br. at 28 (emphasis in original).) Plaintiff wholly neglects, however, its own allegations of the "circumstances" whereby FT sought out the Calugar Defendants' investment in the FT hedge fund, the Calugar Defendants fully disclosed their intentions to FT, and FT expressly permitted Calugar to trade in the FT Funds. (*See* Opening Br. at 4-5; Opp. Br. at 7-10.) Plaintiff further acknowledges that the Calugar Defendants had no control over the FT Funds' prospectus disclosures. (Opp. Br. at 19, 29.) Given Plaintiff's concession that the prospectuses may not have "strictly prohibited" market timing, the "circumstances" were in fact that FT retained discretion to permit market timing in its Funds and exercised that discretion in entering into the alleged arrangement with Calugar.[9]

For these reasons, Plaintiff's Rule 10b-5 claims fail as to the Calugar Defendants.

B. Plaintiff Has Failed to State a Rule 10b-5 Claim Against DCIP.

Plaintiff ignores the Calugar Defendants' argument that the Amended Complaint does not allege a primary violation of Rule 10b-5 against DCIP. Plaintiff's allegations establish only that DCIP made a $10 million investment in an FT hedge fund. Indeed, Plaintiff concedes that DCIP retained its investment in the FT hedge fund for a full year, even though Calugar and SBI halted their trading in the FT Funds after only three roundtrips nearly ten months earlier. (Opp. Br. at 18-19 n. 16).[10] As established in the Calugar Defendants' opening brief, these allegations fall far short of stating a Rule 10b-5 claim. (Opening Br. at 13.) Plaintiff's inability to even address this argument tacitly concedes the failure of its claims against DCIP.

C. Plaintiff Has Not Alleged Damages or Loss Causation.

Relying on *Worldcom*, Plaintiff argues that it is premature to determine issues regarding "the measure of damages and causation." (Opp. at 35 (citing *In re Worldcom, Inc. Sec. Litig.*, 294 F. Supp.

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[9] Plaintiff's argument that the prospectus disclosures were not ambiguous because Calugar was told his market timing violated the prospectuses is silly. (Opp. Br. at 29.) Even assuming the Calugar Defendants' trading fell squarely within the definition of "market timing" set forth in the FT Funds' prospectuses, FT's decision to exercise its discretion neuters any notice of such a violation that the Calugar Defendants may have been given.

[10] Plaintiff seems to suggest something nefarious in DCIP's conduct by arguing that "the Calugar Defendants were obligated to retain their investment in the FT hedge fund for over a year and, virtually the minute the mandatory holding period was over, they informed Defendant Post of their intention to withdraw their investment." (Opp. Br. at 18 n. 16.) Plaintiff's efforts in this regard fail to support any claim. First, Plaintiff's argument directly contradicts its allegation that Post specifically released Calugar from the one-year lockup in the FT hedge fund if he were to no longer utilize market timing capacity in the FT Funds. (*See* Am. Compl. ¶¶ 161, 163.) Thus, taking Plaintiff's allegation as true, DCIP was not bound to the one-year lockup after Calugar redeemed the Small Cap Fund account. Second, Plaintiff does not dispute that DCIP kept its investment for the full year, thereby complying with the lock-up in any event. (*See* Opp. at 18 n. 16.) In light of these facts, Plaintiff's argument that the investment would not have been made but for the market timing privileges is refuted by Plaintiff's own allegation that Post let DCIP out of the lock-up. Plaintiff's further argument that DCIP's redemption occurred "virtually the minute the mandatory holding period was over" changes nothing.

2d 392, 428 (S.D.N.Y. 2003)).) The question at this stage of the proceedings, however, is not whether Plaintiff has alleged the proper *measure* of damages, but whether Plaintiff has alleged the *fact* of damages and loss causation at all. Indeed, the *Worldcom* court only refused to consider additional evidence offered by defendants to show that plaintiffs could not prove loss causation, after finding that plaintiffs in that case had adequately pled the *fact* of their damages and loss causation. *Id.* at 428 nn. 26 & 27.

Here, Plaintiff has failed to allege even the fact of damages because it has alleged that the Calugar Defendants lost money, thereby dooming their dilution theory. (*See* Section II.B, *supra.*) Plaintiff's remaining damages allegations involve only theoretical losses due to increased transaction costs, taxable capital gains, and deviations from investment strategies, none of which the Calugar Defendants trading is alleged to have caused. Indeed, the Amended Complaint divulges the speculative nature of these supposed damages in alleging, for example, that market timing "*can* also lead to realization of taxable capital gains" or "*may* result in managers having to sell stock into a falling market." (*See* Am. Compl. ¶ 81 (emphasis added).) Conspicuously absent is any allegation that even one of the Calugar Defendants' trades did, in fact, increase transaction costs for the FT Funds, cause the FT Funds to incur taxable gains, or require the fund manager to deviate from an investment strategy. Without such an allegation, Plaintiff has alleged only possibilities. As a result, Plaintiff fails to satisfy the requirements for pleading damages and loss causation. (*See* Opening Br. at 14-15 & n. 14 (citing 15 U.S.C. §78u-4(b)(4); *Glaser v. Enzo Biochem, Inc.*, 303 F. Supp. 2d 724, 751 (E.D. Va. 2003).)

D. Plaintiff Fails to Plead Its Rule 10b-5 Claims With the Requisite Particularity.

In the face of the Calugar Defendants' Rule 9(b) challenge, Plaintiff fails to cite to any allegations in the Amended Complaint of the facts Rule 9(b) requires to be alleged. Plaintiff has not alleged when the trades were placed, by whom, through whom they were placed, whether they were profitable or unprofitable, what effect, if any, those particular trades had on the market for the shares traded, and what, if any, effect the trades had on plaintiff or the fund in which the plaintiff's trades occurred. This failure requires dismissal.

IV. CONCLUSION.

For the foregoing reasons, as well as those reasons set forth in the Calugar Defendants' opening supplemental brief and the Trader Defendant's omnibus briefs, the Consolidated Amended Class Action Complaint filed in the Franklin/Templeton subtrack should be dismissed with prejudice against the Calugar Defendants.

Respectfully submitted,

Dated: May 20, 2005

/s/

Steven S. Scholes
Joseph G. Fisher
John P. Killacky
McDERMOTT WILL & EMERY LLP
227 W. Monroe St., Suite 4400
Chicago, Illinois 60606-5096
Telephone:312-372-2000
Fax: 312-984-7700
Attorneys for Daniel Calugar, DCIP, LP, and Security Brokerage, Inc.

CHI99 4473083-2.060772.0030

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION **IN RE ALLIANCE, FRANKLIN TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, AND PILGRIM BAXTER** **This Document Relates To:** **FRANKLIN TEMPLETON SUB-TRACK**	: : : : : : : : : : : :	**MDL DOCKET NO. 1586** **Case No. 04-md-15862** **(Hon. J. Davis)**

REPLY MEMORANDUM IN SUPPORT OF DEFENDANT RITCHIE CAPITAL MANAGEMENT, LLC'S SUPPLEMENTAL MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Kevin J. Harnisch (*Pro Hac Vice*)
Michael R. Bromwich (Bar # 08993)
Fried Frank Harris Shriver & Jacobson, LLP
1001 Pennsylvania Avenue, NW, Suite 900
Washington, D.C. 20004
(202) 639-7000 (tel)
(202) 639-7003 (fax)

Counsel for Ritchie Capital Management, LLC

Dated: May 20, 2005

Defendant Ritchie Capital Management, LLC ("Ritchie Capital"), respectfully submits this Reply Memorandum in further support of its Supplemental Motion to Dismiss the Consolidated Amended Class Action Complaint ("Supplemental Motion to Dismiss") and in response to Lead Plaintiffs' Opposition to the Motions to Dismiss the Consolidated Amended Class Action Complaint ("Plaintiffs' Opposition"). For the reasons set forth in its Supplemental Motion to Dismiss, and as further explained below, the Court should dismiss the Complaint against Ritchie Capital.[1]

PRELIMINARY STATEMENT

The Complaint against Ritchie Capital should be dismissed because Plaintiffs have failed to satisfy the basic pleading requirements for Rule 8(a) of the Federal Rules of Civil Procedure. While the whole premise behind consolidating the cases in this massive MDL is that various mutual funds permitted certain traders to engage in market timing, Plaintiffs have utterly failed to allege that Ritchie Capital engaged in sales of Franklin Templeton mutual funds. Plaintiffs have defined market timing as the "taking advantage of . . . short-term arbitrage repeatedly in a single mutual fund." (Complaint at ¶ 74). By not alleging that Ritchie Capital sold any of the mutual funds it purchased, however, Plaintiffs have failed to include allegations upon which claims for market timing could be based.

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1 Ritchie Capital adopts and incorporates the Omnibus Reply Brief of Certain of the Trader Defendants in Support of Their Motions to Dismiss the Consolidated Amended Complaints Filed By the Class Action Plaintiffs and the Fund Derivative Plaintiffs.

THE COMPLAINT MUST BE DISMISSED BECAUSE PLAINTIFFS FAIL TO ALLEGE THE SALE OF MUTUAL FUNDS BY RITCHIE CAPITAL

While Rule 8(a) states that a complaint must contain "a short and plain statement of the claim showing that the pleader is entitled to relief," *MedImmune, Inc. v. Centocor, Inc.*, 271 F. Supp. 2d 762, 771 (D. Md. 2003), "the court need not accept conclusory factual allegations devoid of any reference to actual events." *Lanford v. Prince George's County*, 199 F. Supp. 2d 297, 305 (D. Md. 2002). Rule 8(a) requires more detail than a "bald statement by plaintiff that he has a valid claim of some type against defendant." *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 326 (4th Cir. 2001); *MedImmune,* 271 F. Supp. 2d at 771. Here, Plaintiffs offer nothing more than the unsupported conclusion that Ritchie Capital was an "extreme market timer."[2] (Complaint at ¶¶ 51, 211); (Plaintiffs' Opposition at 48). Plaintiffs allege no facts upon which one could reasonably infer the truth of that conclusion. Fatal to the sufficiency of the Complaint is that Plaintiffs do not allege that Ritchie Capital sold the mutual funds it purchased. Under Plaintiffs' own definition of market timing, allegations of sales are necessary in order to properly allege market timing. Since Plaintiffs do not allege that Ritchie Capital sold any mutual funds, the Complaint against Ritchie Capital must be dismissed.

In their Complaint, Plaintiffs state that market timing is conducted through the repeated buying and selling of mutual funds. *See, e.g.*, (Complaint at ¶ 70) ("[A]n investor . . . could make a risk-free profit by simply buying shares and then *selling them the next day* at the new, higher NAV.") (emphasis added); (*id.* at ¶ 74) ("[A] market timer . . . is virtually assured of a profit that can be realized the next day by *selling*.") (emphasis added); (*id.* at ¶ 80) ([I]f the timer

2 Though Plaintiffs' Complaint is voluminous, actual references to Ritchie Capital are very limited, totaling no more than a few sentences.

sells shares on days that market prices are falling below the calculated NAV, the arbitrage has the effect of making the next day's NAV . . . lower than it would otherwise have been[.]") (emphasis added). Though Plaintiffs allege that Ritchie Capital purchased Franklin Templeton funds, (*id.* at ¶ 216, Ex. A), Plaintiffs do not allege that Ritchie Capital actually sold any of the mutual funds it purchased. Plaintiffs' conclusion that Ritchie Capital market timed Franklin Templeton funds cannot be supported without this important – yet basic – fact. As a result, Plaintiffs' unsupported conclusory statements are not entitled to any deference by this Court. *United States v. AVX Corp.*, 962 F.2d 108, 115 (1st Cir. 1992); *Shabazz v. Cole*, 69 F. Supp. 2d 177, 186 (D. Mass. 1999) (conclusions receive deference for Rules 12(b)(6) purposes only when the conclusions are supported by the stated facts).

Plaintiffs' argument that pleading such a significant fact is not required by "Rule 9(b), let alone Rule 8" clearly misses the point. (Plaintiffs' Opposition at 48). Contrary to Plaintiffs' assertion, Ritchie Capital is not arguing that Plaintiffs must specify the "amounts spent and dates on which Ritchie sold its shares of the Funds." (*Id.*) Instead, the reason for dismissal is premised upon a fundamental flaw in Plaintiffs' Complaint with respect to Ritchie Capital – there are no allegations that Ritchie Capital engaged in any mutual fund sales. It is axiomatic that failing to allege such sales precludes a reasonable inference that Ritchie Capital engaged in market timing. Because Plaintiffs' claims are plainly conclusory and fail to give notice of basic events and circumstances,[3] they "are meaningless as a practical matter and, as a matter of law, insufficient to state a claim." *D&G Flooring, LLC v. Home Depot U.S.A., Inc.*, 346 F. Supp. 2d 818, 824 (D. Md. 2004); *Migdal*, 248 F.3d at 326 (the presence of a few conclusory legal terms

3 The fact that Plaintiffs look to *another complaint* in order to support the conclusions contained within their own Complaint, *id.* at 49, serves as a strong indication that Plaintiffs realize the factual deficiencies of the Complaint.

does not insulate a complaint from dismissal under Rule 12(b)(6)). As such, Plaintiffs' claims must be dismissed.

CONCLUSION

For all the reasons stated herein and in Ritchie Capital's Supplemental Motion to Dismiss the Consolidated Amended Class Action Complaint, Plaintiffs' claims against Ritchie Capital must be dismissed.

Respectfully submitted,

/s/ Michael R. Bromwich
Kevin J. Harnisch (*Pro Hac Vice*)
Michael R. Bromwich (Bar # 08993)
Fried Frank Harris Shriver & Jacobson, LLP
1001 Pennsylvania Avenue, NW, Suite 900
Washington, D.C. 20004
(202) 639-7000 (tel)
(202) 639-7003 (fax)

Counsel for Ritchie Capital Management, LLC

Dated: May 20, 2005

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
IN RE ALLIANCE, FRANKLIN TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
This Document Relates to: FRANKLIN TEMPLETON TRACK	

REPLY MEMORANDUM OF LAW OF DEFENDANT WILLIAM N. POST II IN FURTHER SUPPORT OF SUPPLEMENTAL MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Defendant William N. Post II ("Post") respectfully submits this Reply Memorandum of Law in response to Lead Plaintiff's Memorandum of Law in Opposition to the Motions to Dismiss the Consolidated Amended Class Action Complaint ("Opposition" or "Opp.").[1/]

INTRODUCTION

Plaintiffs concede that Post did not violate SEC Rule 10b-5(b). Plaintiffs also do not contest that Post had absolutely no relationship to any member of the putative class, was not involved in the purchase or sale of shares of any of the Franklin-Templeton ("FT") Mutual Funds (the "Mutual Funds"), had no involvement with the Mutual Funds prospectuses (the "Prospectuses"), and was not employed by the Mutual Funds or the FT entities that were responsible for them.[2/] To avoid dismissal, Plaintiffs assert that they are not pleading Rule 10b-5(b) claims against Post. Rather, they purport to state a claim against Post under Rule 10b-5(a) and (c) -- or a "scheme" claim -- based upon his alleged involvement in a market timing deal with Daniel Calugar. This is unavailing, however, and the Complaint must be dismissed because:

- in substance, the allegations amount to nothing more than "misrepresentation" or "omission" claims (which, Plaintiffs concede, do not lie against Post);
- even if the claims may be construed as "scheme" claims, the allegations simply do not support Plaintiffs' contention that Post was a primary violator of Rule 10b-5;[3/] and
- Plaintiffs have not adequately pleaded *scienter*, reliance or loss causation.

1/ The Opposition, filed May 2, 2005, responded to Motions to Dismiss filed by various defendants. This Reply responds to the arguments contained therein that relate to Post. Post also joins in the Omnibus Reply filed by the Fund Group Defendants.

2/ *See, e.g.*, Opp., pp. 38, 40 n.30, 44. At times, Plaintiffs refer to all FT companies as a single entity in a facile attempt to attribute liability of one entity to another. *See, e.g*, Opp., p. 37 (referring to Post as "a senior executive of FT"). This is wholly ineffective to establish liability. *See In re Merrill Lynch & Co., Inc. Research Reports Securities Litigation*, 272 F. Supp.2d 243, 246-47, 248 (S.D.N.Y. 2003)(viewing corporate entities as distinct even though "[t]he Complaint conflates the various corporate Defendants into a single entity characterized as the 'ML Defendants' in an attempt to attribute knowledge or conduct by any one Defendant to all the other Defendants."); *In re Lernout & Hauspie Securities Litigation*, 230 F. Supp. 2d 152, 170 (D. Mass. 2002)(dismissing plaintiffs' argument that defendants should be held jointly liable as a "single entity" because liability is not proper for another's acts or statements "simply because they share[] an associational name and/or collaborated on certain aspects of the relevant transaction.").

3/ In fact, as discussed below, Plaintiffs construct fact-based arguments to give the appearance that Post played a greater role than actually alleged in the Complaint.

ARGUMENT

I. THE PURPORTED "SCHEME" CLAIMS ARE NOTHING MORE THAN DISGUISED "MISREPRESENTATION" OR "OMISSION" CLAIMS

Plaintiffs admit that they have no claim against Post under Rule 10b-5(b). *See* Opp., pp. 37, 39 n.29, 44. Indeed, Post is not alleged to have made any misrepresentations, to have had a duty to disclose the market timing practices to anyone, or to have been employed by any entity that did have such a duty. Plaintiffs purport to state only "scheme" claims against Post and, thus, they argue, the existence of a misrepresentation or omission is irrelevant. This does not salvage their claims, however, because it is the failure to disclose the market timing that forms the basis for the Rule 10b-5 claims.[4/] Accordingly, these claims amount to no more than "omission/misrepresentation" claims poorly disguised as "scheme" claims. Absent any statements or omissions attributable to Post, Plaintiffs' claims are without substance and must be dismissed.[5/] As the court in *In re Homestore.com, Inc. Securities Litigation*, 252 F. Supp. 2d 1018, 1041 (C.D. Cal. 2003), held: "[P]laintiff suffered damage through its reliance on false or misleading statements, not from the 'scheme' itself . . . . [T]he principal 'wrong' alleged under the rule is the statement, not the scheme. Therefore, it is appropriate to require defendants in this case to be connected in some material way to the drafting of the statements made to the investing public." Post is not connected in *any* way (much less a material way) to the misrepresentations in the Prospectuses so as to impose liability upon him.

Freidman v. Rayovac Corporation, 291 F. Supp. 2d 845 (W.D. Wis. 2003), is directly applicable to the present circumstances. There, the plaintiffs alleged that, as a result of "channel stuffing" practices, certain public statements were misleading. Unable to attribute any statements to

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4/ *See, e.g.*, Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of Their Motions to Dismiss, p. 33 ("This case principally concerns omissions by the Fund Defendants concerning the scheme . . . to allow market timing . . . . "); p. 34 ("[T]he core of plaintiffs' claims concerns omissions."); 35, n. 34 ("[T]he 'primary' allegations involve omissions and the misrepresentations are misleading only because of the nondisclosed information."); 46 ("Plaintiffs have properly alleged damages . . . caused by defendants' material omissions and [misstatements].").

5/ *See Lentell v. Merrill Lynch & Co.*, 396 F.3d 161, 177 (2d Cir. 2005)(holding that, although "plaintiffs cast their claims . . . pursuant to Rule 10b-5(a) and (c)," "where the sole basis for such claims is alleged misrepresentations or omissions, plaintiffs have not made out a . . . claim under Rule 10b-5(a) and (c)."); *Merrill Lynch*, 272 F. Supp. 2d at 264 (holding that "[t]o the extent that the [Complaint's] 'scheme' merely repackages [the] 10b-5(b) claim, such allegations fail.").

certain defendants, the *Friedman* plaintiffs asserted the following argument (identical to that of Plaintiffs' here): "[R]egardless whether defendants 'made' a particular statement, they can still be held liable" for their involvement in a "scheme" to defraud. *Id.* at 851, 853. While agreeing that "scheme" claims do not require statements, the court still dismissed those claims:

> *By itself, pulling sales forward is not inherently fraudulent or even improper.* [Cite]. Thus, the channel stuffing could be part of a "deceptive act" *only if a defendant were failing to comply with* a *duty to disclose* that practice . . . . § 10(b) and Rule 10b-5 do not impose a duty to disclose material information unless failing to do so alters a statement that *was* made.

Id. at 853-54 (emphasis added in part).

Similarly, market timing is not "inherently fraudulent" and could be part of a deceptive act or scheme *only* if Post were failing to comply with a duty to disclose that practice. *See SEC v. PIMCO Advisors Fund Management LLC*, 341 F. Supp. 2d 454, 468-69 (S.D.N.Y. 2004)(finding no liability for employing a fraudulent device based upon undisclosed market timing agreements because "the market timing agreement . . . standing alone, could not be considered *per se* a fraudulent device intended to defraud investors.").[6/] The allegations are clear that the claimed fraud in this case is *not* the market timing, but that the Prospectuses purportedly misled Plaintiffs to believe that market timing was prohibited. Compl., ¶¶ 3, 85, 95, 100-121(alleging that the Prospectuses misled investors by failing to disclose the market timing practices). Having nothing to do with the Prospectuses, and having no duty to disclose the market timing, the Rule 10b-5 claims must be dismissed against Post.

II. EVEN IF THE CLAIMS MAY BE CONSTRUED AS "SCHEME" CLAIMS, THE ALLEGATIONS DO NOT ESTABLISH A PRIMARY VIOLATION BY POST.

Lacking sufficient facts to support a primary violation of Rule 10b-5, throughout the Opposition, Plaintiffs distort the allegations to overstate Post's role in the alleged scheme. Yet, even based upon Plaintiffs' "version" of the allegations, the Complaint still lacks crucial facts to hold Post liable for a primary violation of Rule 10b-5.

6/ The Opposition discounts *PIMCO* on the plainly mistaken assertion that "the *PIMCO* Court did not have to address whether someone[,] like . . . Defendant Post, can be held liable for creating a fraudulent or manipulative scheme or course of business that would operate as a fraud or deceit because it found that the SEC could pursue aiding and abetting liability." Opp., at p. 21 (citing *PIMCO*, 341 F. Supp. 2d at 466). In fact, however, the *PIMCO* court specifically concluded that the defendants could not be held *primarily* liable under Rule 10b-5. *See PIMCO*, 341 F. Supp. 2d at 468-69.

A. Plaintiffs' Description of Post's Allegedly Primary Role in the Scheme to Defraud is Not Supported by the Allegations.

To assert a Rule 10b-5 claim, a complaint must plead specific facts to support that a defendant engaged in fraudulent conduct independent of other defendants as part of a scheme to defraud. *See Homestore.com*, 252 F. Supp. 2d at 1040 ("*Central Bank* requires a plaintiff to allege that each and every defendant committed its own independent primary violation of securities laws in order to state a claim."). Mere participation in a scheme is insufficient for primary liability. *See Dinsmore v. Squadron, Ellenoff, Plesent, Sheinfeld & Sorkin*, 135 F.3d 837, 843 (2d Cir. 1998)("[W]here the requirements for primary liability are not independently met, they may not be satisfied based solely on one's participation in a conspiracy in which *other parties* have committed a primary violation.")(emphasis in original).

Plaintiffs argue that Post "created," "engineer[ed]," and "was the primary architect" of the allegedly fraudulent scheme. Opp., p. 40. The allegations of the Complaint do not support this portrayal of Post's role, however. At most, the allegations indicate that Post may have, in some collateral manner, enabled other FT entities in reaching a market timing deal with Calugar. That clearly is not enough. Plaintiffs contend that the following facts expose Post to primary liability: That Post personally (i) solicited Calugar's investment in a hedge fund (which was *not* sponsored by or related to the FT entities involved with the Mutual Funds); (ii) acted as the "point-person" within the "FT complex" for all communications with Calugar; (iii) negotiated the market timing agreement; and (iv) "deliberately chose to ensure that the information going to [Mutual] Fund shareholders would be incorrect." Opp., pp. 38, 39. None of these allegations support branding Post a primary actor.

First, the contention that Post's solicitation of Calugar's investment *in the hedge fund* is somehow a deceptive act implicating Post as a primary actor is hollow; the hedge fund is not sponsored by the FT entities responsible for the Mutual Funds and the Mutual Fund shareholders are not alleged to have had any relationship to that hedge fund.

Second, the actual allegations directly contradict Plaintiffs' argument that Post personally acted as the "point-person" between Calugar and the "FT complex." As an initial matter, Plaintiffs again have "conflated" the multiple FT entities into a single entity in a transparent effort improperly to attribute liability to Post. *See* Opp., pp. 37, 38. Moreover, the Complaint specifically alleges that "Calugar communicated his intentions to market time FT [Mutual] Funds to Post *and other Franklin employees, including Fund managers*." Compl., ¶ 159 (emphasis added). Also, by labeling Post the "point-person," Plaintiffs apparently rely on various e-mails (referred to later in the Opposition) that Plaintiffs describe as having been "exchanged between Post and Calugar about the market timing scheme." Opp., p. 41. This is a misleading (and failed) argument calculated to portray Post as a primary participant in this alleged "scheme." There is no allegation that any of the referenced e-mails was authored by Post. The Complaint is clear that six of the eight referenced e-mails were authored by Calugar. There is no allegation that Post assented to the content of those e-mails, that he actually received or reviewed the content of those e-mails, or that he had any authority -- or ability -- to act upon the substance of those e-mails, which purportedly led to a market-timing deal. As to the remaining two e-mails, Plaintiffs were careful to allege that they were sent "on behalf of Post." Compl., ¶¶ 163, 165. Plaintiffs undoubtedly were careful in this regard because they had no basis upon which to allege that Post actually transmitted, approved, or even reviewed them, let alone that he had any power of disposition with respect to the matters addressed. Even if Post had personally and regularly communicated with Calugar regarding the purported market timing deal, Plaintiffs (fatally to their claims) do not address the outcome-determinative fact that Post cannot be a *primary* participant as he was not employed by either the Mutual Funds or the FT companies that had control over them and, as such, had no authority to permit or implement any proposed market timing deal.

Third, as discussed above, the mere fact (even if true) that Post may have negotiated the market timing agreement is not a deceptive act; rather, as discussed in section I above, it was the nondisclosure of the market timing that is alleged to be deceptive.

Finally, Plaintiffs' almost indecipherable contention that Post "deliberately chose to ensure" that the Mutual Fund shareholders received incorrect information is nowhere alleged in the Complaint.[7] Nor are facts alleged from which it could be inferred. That Post may not have disclosed the market timing deal to shareholders is hardly surprising. It is not alleged that Post: (i) had any

7/ In fact, Plaintiffs do not cite the Complaint when making this claim. *See* Opp., at p. 39.

relationship with Mutual Fund shareholders or any medium by which to communicate with them; (ii) prepared, reviewed or even read the Prospectuses; or (iii) held any office or position that would have occasioned any such disclosure. In fact, it stands admitted that Post owed no duty to disclose facts regarding market timing to the Mutual Fund shareholders and that the appropriate parties already were in possession of this information. *See* Opp., pp. 37, 39 n.29, 44.

B. Contrary to Plaintiffs' Contention, the Rule 10b-5 Claims Require Allegations That Post Was Involved in the Purchase or Sale of Mutual Fund Shares.

To state a claim under any section of Rule 10b-5, a plaintiff must allege that each defendant's allegedly fraudulent act "coincided" with the purchase or sale of securities at issue. *SEC v. Zanford*, 535 U.S. 813, 822 (2002); *In re Dynegy, Inc. Securities Litigation*, 339 F. Supp. 2d 804, 916 (S.D. Tex. 2004)(dismissing claims because defendant's allegedly manipulative and deceptive acts did not coincide with the sales of Dynegy securities). Plaintiffs allege that they were harmed in connection with their purchase or retention of Mutual Fund shares. Compl., ¶ 1. The Complaint does not allege, however, that any of Post's actions "coincided" with either the purchase or sale of any Mutual Fund shares to Plaintiffs or that Post otherwise had any relationship with Plaintiffs.

In *Primavera Familienstiftung v. Askin*, 1996 WL 494904 (S.D.N.Y. Aug. 30, 1996), the court dismissed plaintiffs Rule 10b-5(a) and (c) claims against certain defendants based upon this same defect. There, plaintiffs alleged that "Defendants engaged in a . . . deceptive course of conduct to induce [plaintiffs] . . . to purchase securities in the Funds" at issue. *Id.* at *1. Defendants "conducted the Funds' trading activities [and] created, supplied and financed the purchase of the vast majority of the securities traded." *Id.* at *1, 3. Defendants were alleged to know that the funds' inventory and trading of the securities were inconsistent with representations made to plaintiffs. *See id.* at *3. Moreover, certain of defendants' actions violated their own internal policies. *See id.* Despite this intricate involvement in the alleged scheme, the court dismissed the claims because:

> *Primavera d[id] not allege that the Broker Defendants directly sold interests in the Funds to the investors*, but merely that the Broker Defendants' sales of CMOs to the Funds *helped* the Funds sell interests to the investors . . . . Deeming such action to constitute liability would nullify *Central Bank*'s proscription against secondary liability under Section 10(b).

Id. at *6 (emphasis added)(citing *Anixter*, 77 F.3d at 1225).[8/]

Plaintiffs criticize *Primavera* as inconsistent with *SEC v. First Jersey Sec., Inc.*, 101 F.3d 1450 (2d Cir. 1996), and, based on that case, argue that liability may attach even though Post did not personally interact with Plaintiffs. *See* Opp., p. 40, n. 30. However, it is not merely that Post did not *personally* sell shares in the Mutual Funds to Plaintiffs, but that he was never even employed by the FT entities that did. On the other hand, in *First Jersey*, while the defendant may not have personally interacted with the plaintiffs, the court found liability only because the defendant held high positions with, and was extremely active in, First Jersey -- the firm that *did* interact with the plaintiffs and that *did* sell the securities at issue:

> At all relevant times, Brennan was a director and the 100% owner of First Jersey. Between January 1982 and August 1985, he was its president; in September 1985, he became its chairman and chief executive officer. In his capacity as sole shareholder and president or chief executive officer, Brennan met regularly with the heads of First Jersey's departments, made final decisions concerning securities the Firm would underwrite, and frequently participated in negotiations concerning the prices at which First Jersey sold securities. Brennan . . . periodically received reports on First Jersey's positions in various securities, regularly reviewed the research reports issued to branch offices, and "typically was aware of most of the research reports that went out, if not all." He also participated in meetings at which the Firm's pricing policies were formulated . . . .

Id. at 1458, 1472. Here, neither Post *nor any of his alleged employers* had anything to do with the Mutual Funds. Accordingly, *First Jersey* is wholly inapposite. And, based on stark factual dissimilarities, it is not inconsistent with *Primavera.*

C. The Complaint Fails to Plead *Scienter* With Particularity.

The Complaint also is deficient in that it does not plead Post's purported *scienter* with particularity. Plaintiffs agree that *scienter* requires a showing of an "intent to deceive, manipulate, or defraud the investors in the [Mutual] Funds." Opp., at p. 41. To support such a showing, Plaintiffs

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8/ *See also, Dynegy*, 339 F. Supp. 2d at 819-20, 823, 916 (holding that Citicorp's allegedly manipulative and deceptive acts of promoting, structuring, funding and executing certain projects that were designed to disguise loans to Dynegy as equity interest investments or cash flow from operations, which caused Dynegy's stock price to rise, did not constitute primary violations of Rule 10b-5 because these acts did not "coincide[] with sales of Dynegy securities."). Similarly, here, even if Post did play an indispensable role in arranging the market timing deal with Calugar, this purportedly deceptive act had nothing to do with the purchase or sale of Mutual Fund shares.

rely on a handful of e-mails from Calugar to Post which they contend establish that Post had knowledge of a scheme to defraud. But mere knowledge of a scheme (even if there was one) does not by any means implicate the person having such knowledge with an intent to defraud others. *See Shivangi v. Dean Witter Reynolds, Inc.*, 825 F.2d 885, 889 (5th Cir. 1987)(finding no intent to deceive because mere "knowledge of omitted [material] facts does not itself establish scienter."). Moreover, here it is not even alleged that Post had a duty to disclose the alleged scheme in the first place. Also, those e-mails say nothing about *Post's* state of mind because none of them were personally authored or sent by Post.[9/]

Plaintiffs also try to establish *scienter* by arguing -- with no plausible basis -- that "Post *demanded* that Calugar's trades go through Fund/SERV so that such trades would have a better chance of avoiding detection." Opp., at p. 42 and n. 32 (emphasis added). Plaintiffs cite paragraphs 153, 154 and 163 of the Complaint for this unfounded contention. A review of those paragraphs, however, reveals that Plaintiffs again have grossly misrepresented the Complaint's allegations. There is nothing in those paragraphs alleging that Post demanded, required or even preferred that Calugar trade through Fund/SERV or that he should do so to avoid detection:

- Paragraph 153 summarizes an e-mail authored by Calugar (not Post) that merely states that Calugar will use Fund/SERV. This allegation says nothing about Post's demanding Calugar's use of Fund/SERV or the reasons therefor;
- Paragraph 154 alleges that Calugar sought to use Fund/SERV so that he could place trades as late in the day as possible contrary to "FT's policy." This allegation says nothing about Post at all. Further, in an e-mail attached to the Declaration of Renee L. Karalian ("Karalian Decl."), filed in support of the Opposition, Calugar states that he "prefer[ed] to place [his] exchange requests through NSCC Fund/SERV, since that allows us to send in all our

9/ For example, in one e-mail from Calugar, Calugar indicates that the prospectus appears to prohibit his proposed trades. *See* Compl., ¶ 161. Even assuming Post read this e-mail, this allegation says nothing about Post's purported intent to defraud. The e-mail only indicates that *Calugar thought* his intended trading might violate the prospectus. What Calugar thought, however, does not establish *Post's scienter*. Also, having nothing to do with the Prospectuses and having no duty to the Mutual Fund shareholders, Post had no obligation to verify or confirm Calugar's interpretation of the prospectus.

exchange requests in bulk and receive back next day electronic confirmation by way of the NSCC Networking system." Karalian Decl., Exh. "3," ¶ 3. This says nothing about Post's demanding use of Fund/SERV; nor does it allege that Fund/SERV was used to conceal Calugar's trades.

- Finally, paragraph 163 quotes a portion of an e-mail allegedly sent on behalf of Post that informs Calugar that "[p]rovided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed." Again, even if this statement accurately were attributable to Post, it does not say that Post demanded, suggested or even preferred that Calugar use Fund/SERV or that he should do so to conceal his trades. At most, it merely informs him that, *should Calugar decide* to process his trades this way, the 2% fee will not be assessed.

D. The Complaint Fails to Plead Both Reliance and Loss Causation.

As noted in the Motion and as Plaintiffs concede, Post did not make any misrepresentations or omissions upon which Plaintiffs relied. In response, Plaintiffs contend that Rule 10b-5(a) and (c) do not require a misrepresentation or omission. *See* Opp., at p. 44. This misses the mark. While a statement or omission may not be required under those subsections, reliance is still required. *See In re Towers Financial Corporation Noteholders Litigation*, 1995 WL 571888 (S.D.N.Y. Sept. 20, 1995)(requiring plaintiffs to allege reliance and rejecting argument that because claims are asserted under Rule 10b-5(a) and (c), allegations of reliance are not required). Despite this requirement, Plaintiffs have failed to allege their reliance on any of Post's purported actions.[10/]

Plaintiffs also fail adequately to plead that Post's actions directly caused a loss by Plaintiffs. Plaintiffs concede that their harm was caused by the market timing practices. *See* Opp., at p. 44. Even though Post is not alleged to have engaged in or permitted market timing of the Mutual Fund shares, Plaintiffs argue that the market timing would not have been "possible" without Post. *Id.* This

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10/ *See also*, *Central Bank*, 511 U.S. at 1449-50 ("Were we to allow the aiding and abetting action proposed in this case, the defendant could be liable without any showing that the plaintiff relied upon the aider and abettor's statements or actions. [Cite]. Allowing plaintiffs to circumvent the reliance requirement would disregard the careful limits on 10b-5 recovery mandated by our earlier cases.").

overlooks the fact that there were at least two *intervening* causes of Plaintiffs' harm: (a) The actions of the FT executives who may actually have had the authority to permit, and allegedly did permit, Calugar to time the Mutual Funds; and (b) The actions of Calugar, who, after receiving permission, voluntarily chose to market time. As a result, Post's actions cannot be deemed to be the direct cause of the alleged loss. *See First Nationwide Bank v. Gelt Funding Corp.*, 27 F.3d 763, 769 (2d Cir. 1994)("[W]hen factors other than the defendant's fraud are an intervening direct cause of a plaintiff's injury, that same injury cannot be said to have occurred by reason of the defendant's actions.")(citing *Brandenburg v. Seidel*, 859 F.2d 1179, 1190 (4th Cir. 1988)).

Plaintiffs further contend that the harm caused by market timing was foreseeable by Post because "the adverse effects on the [Mutual] Funds' shareholders were plainly spelled out in the prospectuses." Opp., p. 44. The fallacy with this argument is that it assumes that Post read or knew the contents of the Prospectuses -- which is not even alleged. Nor is it alleged that Post had anything to do with the preparation or issuance of the Prospectuses to support an inference that he knew of their contents.

CONCLUSION

Based upon the foregoing, and for the reasons set forth in the Motion, the Omnibus Motion and Omnibus Reply, this Court should dismiss the Fourth and Fifth Claims for Relief against Post, with prejudice, and provide such other and further relief as is proper.

Dated: May 20, 2005

MORGAN, LEWIS & BOCKIUS LLP

By: /s/

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 South Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Tel: 213.612.2500
Fax: 213.612.2501
tltaylor@morganlewis.com
ahami@morganlewis.com

Counsel for Defendant William N. Post II

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE FRANKLIN TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
This Document Relates to the Franklin Templeton Subtrack	

CERTIFICATE OF SERVICE

I hereby certify that on March 7, 2005 a copy of the **REPLY MEMORANDUM OF LAW OF DEFENDANT WILLIAM N. POST II IN FURTHER SUPPORT OF SUPPLEMENTAL MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED CLASS ACTION COMPLAINT** was mailed via first class mail, postage prepared, to:

Max W. Berger
Bernstein Litowitz Berger and Grossmann LLP
1285 Avenue of the Americas
New York, NY 10019

Jason J. Hinton
14808 Stonegate Terrace
Silver Springs, MD 20905

Lisa Roxanne Rosenthal
Hoffman and Pollok LLP
260 Madison Ave., 22nd Fl.
New York, NY 10016

Thomas W. Dymek
Stradley Ronon Stevens and Young LLP
2600 One Commerce Sq.
Philadelphia, PA 19103

Ronen Sarraf
Pomerantz Haudek Block Grossman and Gross LLP
100 Park Ave.
New York, NY 10017-5516

/s/
Thomas L. Taylor III, State Bar # 102916
300 S. Grand Avenue, 22nd Floor
Los Angeles, CA 90071-3132
Tel: 213.612.2522 Fax: 213.612.2500

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
This Document Relates To: ALL TRACKS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

OMNIBUS REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINTS

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Federal Statutes

The Fund Defendants submit this omnibus reply memorandum in response to Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of their Motions to Dismiss ("Opp.").

I. PLAINTIFFS LACK STANDING UNDER ARTICLE III TO RAISE CLAIMS REGARDING MUTUAL FUNDS THEY HAVE NEVER OWNED

A. Article III Standing Is A Constitutional Prerequisite To Federal Jurisdiction Separate From Issues Of Class Certification

Plaintiffs must show that they have Article III standing for each claim. Fund Mem. at 8 (citing Lewis v. Casey, 518 U.S. 343, 358 n.6 (1996) (Article III requires injury in fact, causation and redressability for each claim)); Blum v. Yaretsky, 457 U.S. 991, 999 (1982) (same).[1] They have no standing as to funds they did not own because they were not injured by alleged decreases in the value of such funds and would not benefit from any recovery paid to them. Fund Mem. at 8-11.

Plaintiffs do not argue that they themselves suffered injury or could obtain relief on claims as to funds they never owned. Id. Instead, they argue that they need not show constitutional standing to bring claims with respect to them because their ability to bring such claims "depends solely" on whether they satisfy the requirements of Rule 23. Opp. at 78. They ignore that Article III standing is a "fundamental component of a court's subject-matter jurisdiction," Miller v. Pac. Shore Funding, 224 F. Supp. 2d 977, 994 (D. Md. 2002), and that Rule 23 does not and cannot grant jurisdiction withheld by Article III. See Lewis, 518 U.S. at 358 n.6 (constitutional standing under Article III is "separate from certification of the class"); Ortiz v. Fibreboard Corp., 527 U.S. 815, 831 (1999) (distinguishing class certification under Rule 23 from constitutional standing under Article III); Central Wesleyan Coll. v. W.R. Grace &

[1] The Fund Defendants' Corrected Omnibus Memorandum in support of their Motions to Dismiss the Consolidated Amended Class Action Complaints is referred to as ("Fund Mem.").

Co., 6 F.3d 177, 188 (4th Cir. 1993) (class actions are not "somehow liberated from Article III jurisdictional requirements"); 28 U.S.C. § 2072(b) (Rules shall not enlarge any substantive right); Fed. R. Civ. P. 82 (Rules shall not extend the jurisdiction of the district courts).

The Supreme Court has foreclosed plaintiffs' argument that, as long they have constitutional standing to assert *some* claims, they may add others subject only to the requirements of Rule 23. In Lewis, the Court held that plaintiffs lacked Article III standing to seek relief from actions that did not actually injure a named plaintiff, even though the Court did not conclude that the class was improper under Rule 23. 518 U.S. at 358 & n.6. In Blum, a class of nursing residents "lacked standing to challenge transfers to higher levels of care, even though they had standing to challenge discharges and transfers to lower levels; but [the Court] did not disturb the class definition." Id. (discussing Blum, 457 U.S. at 997 n.11, 999-1002).

Lower courts have applied these principles in mutual fund cases by dismissing claims regarding mutual funds that named plaintiffs never owned. See, e.g., In re Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38, 41 (D. Mass. 2003) (dismissing claims as to funds plaintiffs never owned, even though they had standing to sue as to two other funds in the same fund family); Nenni v. Dean Witter Reynolds, Inc., 1999 U.S. Dist. LEXIS 23351, at *5-*6 (D. Mass. Sept. 29, 1999) (same).[2]

Plaintiffs rely primarily on cases that do not mention Article III at all, but rather discuss *statutory* standing under Rule 23 or other provisions. See Opp. at 86. Statutory standing, though

[2] Eaton Vance was not simply a "class certification decision." Opp. at 81 n.97. The court was clear that it "considered (and rejected) the plaintiffs' Article III standing as to two of the mutual funds *prior to analyzing class certification*." Eaton Vance, 220 F.R.D. 162, 169 (D. Mass. 2004) (emphasis added).

required, does not satisfy the independent requirement of constitutional standing.[3] Plaintiffs' few cases that address Article III cannot be reconciled with the Supreme Court's case law.[4]

Contrary to plaintiffs' assertion (Opp. at 78-81), challenges to Article III standing may be raised in a motion to dismiss and are therefore not premature. See, e.g., Miller, 224 F. Supp. 2d at 994 ("[D]efendants may aptly challenge [standing's] existence by a motion to dismiss.").[5] Nor should this issue be deferred pending discovery in this case, since plaintiffs already know which funds they owned. Cf. Cent. Wesleyan, 6 F.3d at 188 ("[S]tanding is a threshold, jurisdictional issue, and courts should attempt to resolve such issues as soon as possible.").

Given that the named plaintiffs lack Article III standing to bring claims *on their own behalf* regarding mutual funds they never owned, they cannot manufacture standing to raise such claims by purporting to proceed as a class. See Simon v. Eastern Ky. Welfare Rights Org., 426 U.S. 26, 40 n.20 (1976) (class certification "adds nothing to the question of standing"). This Court should accordingly dismiss for lack of subject matter jurisdiction all claims relating to mutual funds that plaintiffs never owned.

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3 Sosna v. Iowa, 419 U.S. 393 (1975), involved mootness, not standing, and held only that, in the event that a class representative's individual claim is mooted following class certification, the class claim may continue if class members' claims are not moot. See id. at 402. Sosna did not alter the requirement that a named plaintiff must have a personal "case or controversy at the time the complaint is filed." Id.

4 Fallick v. Nationwide Mut. Ins. Co., 162 F.3d 410 (6th Cir. 1998), which the Eaton Vance court found "not persuasive," 220 F.R.D. at 168, offered very little discussion of Article III standing principles and did not even cite, much less analyze, the Supreme Court's governing precedents in Lewis and Blum. Only two of the decisions cited in Fallick, 162 F.3d at 422, actually mentioned Article III standing in the class action context. As noted in Eaton Vance, one of those cases – Goodman v. Lukens Steel Co., 777 F.2d 113 (3d Cir. 1985), which plaintiffs also cite (Opp. at 79) – "cited no authority for its conclusory statement" that a standing inquiry in a class action did not implicate Article III. 220 F.R.D. at 168. The second decision purported to relax Article III standing requirements to "'carry out Congress' lofty goal' of eradicating employment discrimination." Id. (quoting Cooper v. Univ. of Tex. at Dallas, 482 F. Supp. 187, 191 (N.D. Tex. 1979)). Whatever the merit of such reasoning in a civil rights case, it was inapplicable in Fallick and is inapplicable here. Payton v. County of Kane, 308 F.3d 673 (7th Cir. 2002), relied on Fallick's spurious analysis and likewise failed to take account of controlling Supreme Court precedent. See Eaton Vance, 220 F.R.D. at 167. Finally, MobileMedia Sec. Litig., 28 F. Supp. 2d 901 (D.N.J. 1998), discussed standing only in one footnote and with very little reasoning. See id. at 911 n.7.

5 See also Henry, 223 F.R.D. at 544 (granting motion to dismiss for lack of subject matter jurisdiction); Nenni, 1999 U.S. Dist. LEXIS 23351, at *16-*17 (dismissing complaint for, *inter alia*, lack of standing); Jhamb v. Cal. Physicians Serv., 1996 WL 61281, at *3 (N.D. Cal. Feb. 6, 1996) (consideration of jurisdictional requirements, including standing, "must precede the consideration of class claims"); Angel Music, Inc. v. ABC Sports, Inc., 112 F.R.D. 70, 73-74, 77 (S.D.N.Y. 1986) (granting motion to dismiss purported class action for lack of Article III standing).

B. Plaintiffs' Policy Arguments Cannot Expand Federal Court Jurisdiction

Plaintiffs' suggestion that "[p]ractical [c]onsiderations" warrant disregard of Article III standing principles (Opp. at 81) is also foreclosed by the Supreme Court's Article III case law. See, e.g., Raines v. Byrd, 521 U.S. 811, 820 (1997) (standing inquiry should not be set aside "for the sake of convenience and efficiency"); Valley Forge Christian Coll. v. Americans United for Separation of Church and State, Inc., 454 U.S. 464, 476 (1982) (Article III is "not merely a troublesome hurdle to be overcome if possible so as to reach the merits of a lawsuit").

Unlike Rule 23, which is a procedural tool to assist federal courts in the management of claims within their jurisdiction, Article III determines whether claims are properly in federal court at all. Its requirements are "inflexible and without exception." Steel Co. v. Citizens for a Better Env't, 523 U.S. 83, 95 (1998). Just as the Supreme Court did not consider whether it would "make[] practical sense" (Opp. at 81) for the federal judiciary to decide claims that the named plaintiffs in Lewis and Blum lacked standing to bring, see Lewis, 518 U.S. at 346, 358 & n.6; Blum, 457 U.S. at 997 n.11, this Court should resist plaintiffs' invitation to ignore constitutional requirements because plaintiffs believe them to be "impractical." Opp. at 82.

Nor may plaintiffs establish standing through so-called "juridical link" analysis, which (as plaintiffs admit) has to do with "class certification" and not Article III standing.[6] Opp. at 87. "Juridical link" analysis turns on litigation management considerations that (like Rule 23 itself) cannot expand federal jurisdiction. The case that first conceived of the "juridical link" analysis stated clearly that it did not address Article III. La Mar v. H & B Novelty & Loan Co., 489 F.2d

[6] Plaintiffs' references to the appointment of "lead plaintiffs" under the PSLRA (Opp. at 81 n.99, 87) are also misplaced. See, e.g., In re Initial Pub. Offering Sec. Litig., 214 F.R.D. 117, 123 (S.D.N.Y. 2002) ("The purpose of the lead plaintiff section of the PSLRA was never to do away with the notion of class representatives or named plaintiffs in securities class actions. Rather, the purpose was to ensure that securities litigation was investor-driven, as opposed to lawyer-driven.").

461, 464 (9th Cir. 1973).[7] Accordingly, the court in Eaton Vance held the "juridical link" analysis to be "not relevant to the issue of standing" and "confined" it to Rule 23. 220 F.R.D. at 171 (internal quotation marks omitted).[8] Finally, contrary to plaintiffs' suggestion (Opp. at 88), Eaton Vance made clear that "strict standing requirements" are particularly relevant to securities cases and should be scrupulously enforced. Id.[9]

II. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE

A. Plaintiffs' Securities Act Claims Should Be Dismissed

1. Plaintiffs Have Not Pleaded Harm Under The Securities Act

Plaintiffs argue that they can allege damages "in the form of diminution in value caused by the defendants' material omissions and [misstatements]." Opp. at 46. This conclusion misses the point, and plaintiffs fail to support it with well-pleaded facts. Compare Fund Mem. at 11-12 with Opp. at 46. To allege Securities Act damages, plaintiffs must plead that they had incurred a loss at the time that they filed these actions. See 15 U.S.C. §§ 77k(e), 77*l*(a)(2); Metz v. United Counties Bancorp., 61 F. Supp. 2d 364, 377-78 (D.N.J. 1999) (dismissing complaint "devoid of any allegations" that plaintiff's stock was worth less at time of filing or was sold at loss before suit was filed); PPM Am., Inc. v. Marriott Corp., 853 F. Supp. 860, 876 (D. Md. 1994) (no damages when securities sold for net profit). Plaintiffs misread Metz in relying on the assertion,

7 The "juridical link" cases that plaintiffs cite all addressed Rule 23, not standing under Article III. See, e.g., Haas v. Pittsburgh Nat'l Bank, 526 F.2d 1083, 1088-89 (3d Cir. 1975); In re Dreyfus Aggressive Growth Mut. Fund Litig., 2000 WL 1357509, at *2-*3 (S.D.N.Y. Sept. 20, 2000); In re Prudential Sec. Inc. Ltd. P'ships Litig., 163 F.R.D. 200, 208 (S.D.N.Y. 1995); Maywalt v. Parker & Parsley Petroleum Co., 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993); cf. Moore v. Comfed Sav. Bank, 908 F.2d 834, 837-39 (11th Cir. 1990) (considering "juridical links" doctrine under permissive joinder rule of Fed. R. Civ. P. 20).

8 Plaintiffs' argument that the court in Eaton Vance considered the juridical link doctrine in the context of an Article III determination, see Opp. at 88, is plainly mistaken. See 220 F.R.D. at 171.

9 Plaintiffs suggest that if they are forced to comply with constitutional standing requirements, they will seek to bring "scores of additional named plaintiffs" into the litigation, thereby introducing "substantial litigation inefficiencies" into these cases. Opp. at 81. Doing so, of course, should not be allowed. Indeed, plaintiffs could have avoided this issue entirely if, instead of indiscriminately suing entire mutual fund complexes, they had conducted a proper pre-suit investigation (as required by the PSLRA), focused their claims on the funds in which purported actionable, compensable misconduct occurred, and ensured that representative plaintiffs who met Article III standing requirements and would be qualified to assert those claims were named in the Complaints.

rejected therein, that the "value" of their shares decreased after the alleged misstatements or omissions. Alleging that their shares diminished in value at some point after they bought them does not support the conclusion that the shares were worth less at the only times that matter – when they sold them or when they brought suit. 61 F. Supp. 2d at 377-78.

2. Plaintiffs Have Not Identified The Allegedly Misleading Prospectuses

Plaintiffs do not dispute that they have not identified pursuant to which prospectus they purchased their securities. Even if this were a "ministerial" omission (Opp. at 43), which it is not, it nonetheless is critical to plaintiffs' claims based on allegations of a purchase "pursuant to" a prospectus. See In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 399-401 (D. Md. 2004).[10] Plaintiffs' other argument – that the prospectuses in all of the cases are "virtually, if not actually, identical" – also is insufficient. See Fund Mem. at 14 n.7 (citing In re Paracelsus Corp. Sec. Litig., 6 F. Supp. 2d 626, 631 (S.D. Tex. 1998) (dismissing claims based on allegedly "identical" prospectus)). Moreover, it is not true. For example, as plaintiffs themselves state, the MFS prospectuses changed during the purported Class Period in significant ways. See, e.g., Fund Mem. at 13; MFS Compl. ¶ 93.

3. Plaintiffs Have Not Pleaded Materiality

As detailed in the supplemental briefs, many of the Amended Complaints do not adequately support their conclusion that fund prospectuses were *materially* false or misleading. Contrary to plaintiffs' suggestion, the Fund Memorandum correctly sets forth the legal standard governing materiality arguments in motions to dismiss (Fund Mem. at 14), which is different from "effectively demanding allegations of subjective reliance." Opp. at 44 (emphasis omitted). Reliance is an element of plaintiffs' Exchange Act claims and is discussed below.

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10 Among other things, this omission is significant because it obscures the identity of the funds that named plaintiffs never owned, and therefore their lack of standing to pursue all of these claims. See supra at 1-5.

4. The Director/Trustee Defendants And The Registrant/Issuer Defendants Cannot Be Liable

A plaintiff cannot sue a defendant as a seller under Section 12(a)(2) without alleging that the defendant directly passed title to him. See Fund Mem. at 15-17. The fact that an issuer in a firm commitment underwriting does not pass title to a plaintiff does not mean that plaintiffs necessarily take title directly in all other circumstances. Thus, plaintiffs' observation that mutual fund shares "are not sold in a firm commitment underwriting" does not permit plaintiffs to hold liable "seller's sellers" and others who did not pass title as sellers. Opp. at 47. Plaintiffs cite no case holding that decisions such as Shaw v. Digital Equip. Corp., 82 F.3d 1194 (1st Cir. 1996) and Pinter v. Dahl, 486 U.S. 622 (1988), do not apply in the mutual fund context; and plaintiffs offer no logical reason why they should not. Compare, e.g., Shaw, 82 F.3d at 1215.

Plaintiffs' conclusory "solicitation" allegation also is insufficient. Opp. at 48-49. The complaints must, but do not, "allege *by whom* the plaintiffs were solicited and *from whom* they purchased shares; these assertions must be supported by specific factual allegations demonstrating a direct relationship between the defendant and the plaintiff-purchaser." In re Royal Ahold, 351 F. Supp. 2d at 406 (citing Pinter, 486 U.S. at 651) (emphasis added).

5. The September 2004 Amended Complaints Do Not Relate Back To The Initial Complaints

Federal Rule of Civil Procedure 15(c)(3) provides that an amended pleading adding new defendants relates back to the original pleading only if, within the period allotted, the party to be brought in:

> (A) has received such notice of the institution of the action that the party will not be prejudiced in maintaining a defense on the merits, *and* (B) knew or should have known that, *but for a mistake concerning the identity of the proper party*, the action would have been brought against the party. (emphasis added).

Plaintiffs recite these tests but do not apply them. See Opp. at 49-50 (citing Benn v. Seventh-

Day Adventist Church, 304 F. Supp. 2d 716, 725 (D. Md. 2004)). First, plaintiffs do not assert that they made *any* mistake (in identity or otherwise).[11] This ends the matter. Second, they suppose that the new defendants might have been aware of the lawsuits during the relevant period. Opp. at 50. This is not enough – the new defendants would have had to know during the period that "they would be sued." See Keller, 923 F.2d at 33-34; Benn, 304 F. Supp. 2d at 725. Thus, the amended claims against new defendants do not relate back to the initial ones and must be dismissed.

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders

Plaintiffs' analysis of Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723 (1975), is incorrect. There is no question that Blue Chip extinguishes holder claims, and plaintiffs' attempt to construe the decision more narrowly rests on the false premise that the policy concerns cited therein are no longer valid. Opp. at 7-11. As plaintiffs interpret Blue Chip, only actions by plaintiffs who did not purchase or sell a security and who claim that they would have but for the defendants' conduct are barred. Opp. at 8. Plaintiffs say that because holders did purchase securities (albeit prior to the Class Period), they must have standing under Blue Chip. In fact, plaintiffs' theory is the *same* theory barred by Blue Chip. They allege that misconduct "caused" the holders "to hold ... shares." See, e.g., MFS Compl. ¶ 123; Columbia Compl. ¶ 183. In other words, they allege that the holders did not sell because of defendants' conduct. Such claims are exactly what Blue Chip sought to prevent. 421 U.S. at 743. See Dabit v. Merrill Lynch, Pierce,

[11] Failure to appreciate that a new party might be liable is not a "mistake of identity." Benn, 304 F. Supp. 2d at 726. Plaintiffs concede that they knew the identities of the newly named Section 11 and Section 12(a)(2) Fund Defendants at the time they filed the initial complaints; they were fund "underwriters or individuals who signed the registration statements." Opp. at 50. Plaintiffs' decision not to sue them in their initial pleadings "must be viewed as a deliberate choice, not a mistake." Benn, 304 F. Supp. 2d at 726; see also Keller v. Prince George's County, 923 F.2d 30, 34 (4th Cir. 1991) (individuals not initially sued could justifiably assume that plaintiffs did not intend to sue them).

Fenner & Smith, Inc., 395 F.3d 25, 38 (2d Cir. 2005); Int'l Data Bank v. Zepkin, 812 F.2d 149, 152 (4th Cir. 1987) (no standing for nonsellers and nonpurchasers); Head v. Head, 759 F.2d 1172, 1174 (4th Cir. 1985) (no standing for nonsellers).[12]

Plaintiffs also misinterpret the policy rationale of Blue Chip. As plaintiffs acknowledge (Opp. at 9), in adopting the purchaser-seller requirement, the Blue Chip Court sought to prevent "vexatious litigation" caused by a "widely expanded class of plaintiffs under Rule 10b-5." Blue Chip, 421 U.S. at 740. If the Court were to find that holders have standing, it would dramatically expand the Section 10(b) remedy by allowing every mutual fund and public company shareholder (and an expanded category of private company shareholders) to bring a private action. Such an expansion would ignore Blue Chip's concerns that expanding the class of plaintiffs in Section 10(b) cases beyond buyers and sellers would encourage vexatious litigation and cause serious issues of proof.[13] See, e.g., Id. at 742-43, 746.

The purported holder claims are, in any event, barred by Section 10(b)'s statute of repose. Every class period commences five years before the initial complaint was filed. This is the same period as the Exchange Act statute of repose. 28 U.S.C. § 1658(b). Plaintiffs cannot have purchaser and holder subclasses because the statute of repose bars all claims arising from

[12] To deflect attention away from their counterintuitive arguments, plaintiffs accuse the Fund Defendants of being inconsistent in arguing that holders do not satisfy the purchaser-seller requirement of Section 10(b) while also claiming that SLUSA preempts the holder claims because they are "in connection with" the purchase or sale of a security. Opp. at 7-8. There is no inconsistency, however. See, e.g., Kircher v. Putnam Funds Trust, 403 F.3d 478, 483-84 (7th Cir. 2005) (holder claims preempted by SLUSA and barred by purchaser-seller requirement). The purchaser-seller standing requirement is *not* a judicial construction of the "in connection with" requirement found in SLUSA and Section 10(b). See Holmes v. Sec. Inv. Protection Corp., 503 U.S. 258, 284 (1992) (O'Connor, J., concurring in part and concurring in judgment) ("The purchaser/seller standing limitation in Rule 10b-5 damages actions ... does not stem from a construction of the phrase 'in connection with the purchase or sale of any security.'"); accord Kircher, 403 F.3d at 483-84. Instead, it is a judicially crafted limitation on standing that would prevent certain private plaintiffs from bringing an action that otherwise meets the statutory elements of Section 10(b). See Blue Chip, 421 U.S. at 737-40 (explaining policy rationale for imposing standing requirement on Section 10(b) claims). Thus, because the "in connection with" and the purchaser-seller requirements are distinct, there is no inconsistency in asserting that the holder claims satisfy the "in connection with" language of SLUSA but that the holders do not meet the purchaser-seller standing requirement.

[13] Plaintiffs claim that the PSLRA cured the problem of vexatious litigation, but the Supreme Court has continued to approve of Blue Chip as a way to stop vexatious litigation even after that date. See Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627, 1633 (2005) (citing Blue Chip in noting that Section 10(b) was not intended to "provide investors with broad insurance against market losses"); U.S. v. O'Hagan, 521 U.S. 642, 665 (1997).

purchases before the class period. See, e.g., id.; Lieberman v. Cambridge Partners, L.L.C., 2004 WL 1396750, at *2 (E.D. Pa. June 21, 2004). Anyone who purchased within the class period is a purchaser. Compare Opp. at 7 (describing holders as "those who purchased shares before the Class Period and held shares during the Class Period"). Purchases and sales outside the statute of repose are irrelevant for Section 10(b) purposes. Thus, no holder subclass can (or need) exist.

2. Plaintiffs Have Failed Adequately To Allege Reliance

Plaintiffs fail to plead actual reliance on defendants' statements, and cannot satisfy that essential element of their claim by way of two inapplicable presumptions.

a. The Affiliated Ute Presumption of Reliance Does Not Apply

Plaintiffs alleging affirmative misrepresentations cannot plead reliance using the Affiliated Ute presumption. See Affiliated Ute Citizens of Utah v. United States, 406 U.S. 128 (1972); Joseph v. Wiles, 223 F.3d 1155, 1162 (10th Cir. 2000) (presumption limited to omissions and not affirmative misrepresentations); Cox v. Collins, 7 F.3d 394, 395-96 (4th Cir. 1993) (presumption not warranted "when the plaintiff alleges both non-disclosure and positive misrepresentation instead of only non-disclosure"). That presumption "exists in the first place to aid plaintiffs when reliance on a negative would be practically impossible to prove." Joseph, 223 F.3d at 1162. Here, plaintiffs rely heavily on alleged affirmative misrepresentations set forth in mutual fund prospectuses.[14] To permit such affirmative statements to be recast as omissions "would permit the Affiliated Ute presumption to swallow the reliance requirement almost completely." Joseph, 223 F.3d at 1163.

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[14] For example, plaintiffs note that certain MFS prospectuses stated, "The MFS funds do not permit market timing and other excessive trading practices that may disrupt portfolio management strategies and harm fund performance." Opp. at 15-16. Plaintiffs say this was actionable because the prospectuses omitted to state, "the funds actually allowed select participants to market time, to the detriment of long-term investors." Id. As the court in Joseph stated, "[s]tatements such as these, while struggling valiantly to bring the alleged conduct within the definition of 'omission,' indicate that what [plaintiffs] really protest[] are the affirmative misrepresentations allegedly made by defendants." 223 F.3d at 1163. The supplemental briefs address the allegations of the complaints in this regard.

b. The Fraud-On-The-Market Presumption Of Reliance Does Not Apply

In a mutual fund case, plaintiffs cannot establish reliance using the fraud-on-the-market presumption.[15] Clark v. Nevis Capital Mgmt, LLC, 2005 WL 488641, at *18 (S.D.N.Y. March 2, 2005) (because price of shares in a mutual fund "is unaffected by alleged misrepresentations and omissions concerning the fund itself," plaintiff "may not establish reliance by invoking the ... the so-called fraud-on-the-market theory," which presumes that available information is reflected in market prices upon which buyers are presumed to rely). See Fund Mem. at 20.

3. Plaintiffs Have Failed To Plead Misrepresentations And/Or Omissions Against Fund Complexes That Made No Statements About Market Timing

Plaintiffs assert, without authority, that Section 34(b) of the ICA and Section 10(b) of the Exchange Act each required defendants "to disclose material information to investors," and then complain that the Fund Defendants did not disclose that they permitted market timing. Opp. at 14-15. But neither statute requires disclosure of particular facts; and both apply only where a defendant undertook to say something that was materially false or misleading. Compare 15 U.S.C. §§ 78j(b), 80a-34(b) (false or misleading statements impermissible) with Basic v. Levinson, 485 U.S. 224, 239 n.17 (1988) ("silence, absent a duty to speak," is not actionable); see also Chiarella v. United States, 445 U.S. 222, 235 (1980) ("When an allegation of fraud is based upon nondisclosure, there can be no fraud absent a duty to speak."). There is no duty to disclose everything that is material, see Shaw, 82 F.3d at 1202 ("the mere possession of material nonpublic information does not create a duty to disclose it"), and neither Section 10(b) nor

[15] Plaintiffs admit, "mutual [fund] prices do not reflect market events related to the mutual fund complexes themselves, only the underlying securities." Opp. at 38-39. Thus, mutual fund share prices are not affected by misrepresentations concerning the funds themselves, but rather by the prices of the underlying assets.

Section 34(b) purports to impose such a duty. Plaintiffs cite no regulations or statutes that required the disclosure of market timing. Thus, absent statements about market timing made materially false or misleading by undisclosed facts, plaintiffs cannot advance a disclosure claim.

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made

Plaintiffs attempt to apply the "group pleading" doctrine to a host of individual defendants. See Opp. at 16 n.13. However, the prevailing view of district courts in the Fourth Circuit is that such a pleading tactic is improper because it is inconsistent with the particularity requirements of the PSLRA and Rule 9(b). See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 370; In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 773 (E.D. Va. 2004).

5. Plaintiffs Do Not Adequately Allege Scheme Liability Under Rule 10b-5(a) & (c)

In an effort to rescue their Section 10(b) claim and extend its reach to additional defendants, plaintiffs argue that all defendants participated in a "scheme" to defraud fund shareholders in violation of Rules 10b-5(a) & (c) by "work[ing] together ... to exploit market timing capacity in the funds." Opp. at 18. Market timing, however, is perfectly legal and not, in itself, fraudulent. See SEC v. PIMCO Advisors Fund Mgmt. LLC, 341 F. Supp. 2d 454, 468 (S.D.N.Y. 2004) ("[t]he SEC does not allege, nor could it, that market timing practices are *per se* illegal") (emphasis in original). Accordingly, "working together" to enter into market timing agreements, without more, is not actionable under Section 10(b).

Moreover, plaintiffs cannot transform market timing into a scheme by arguing that the defendants entered into these agreements in violation of the Funds' "purported restrictions on timing." Opp. at 18. Such allegations are indistinguishable from plaintiffs' misrepresentation claims and are nothing more than an attempt to extend Section 10(b) liability to aiders and abettors in violation of Central Bank. 511 U.S. 177, 184 (1994); see also In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig., 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) ("[t]o the extent that the [Class] Plaintiffs' 'scheme' merely repackages [their] 10b-5(b) claim, such allegations fail"); Lentell v. Merrill Lynch & Co., Inc., 396 F.3d 161, 177 (2d Cir. 2005) (affirming dismissal of Rule 10b-5(a) and (c) claims based upon alleged misrepresentations and omissions).

6. Plaintiffs Have Not Pleaded Loss Causation With Respect To Their Rule 10b-5(b) Claims

Plaintiffs' allegations cannot establish loss causation for one simple reason: a mutual fund is not traded on an open market, and its share price is not susceptible of manipulation by public statements by the fund advisor – a point plaintiffs concede. See Opp. at 37 n.37 (the "NAV of any fund is based on nothing more than the value of the underlying assets" – e.g., the prices of shares held in a fund's portfolio). The alleged misrepresentations in the fund prospectuses did not and could not affect the value of the funds' underlying assets.

Plaintiffs improperly attempt to plead loss causation by stating the conclusion of price inflation. They emphasize that defendants' alleged misrepresentations "*caused plaintiffs to purchase* the funds *at a price artificially inflated* as to the value the plaintiffs received." Opp. at 40 (emphasis added). That which causes a purchase to be made may relate to *transaction* causation, but not to *loss* causation. See, e.g., Lentell, 396 F.2d at 174 (allegation that disclosure caused plaintiffs to purchase at an inflated price is "'nothing more than a paraphrased allegation of transaction causation'" and cannot establish loss causation). The alleged conclusion of price inflation also is not enough. Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627, 1632 (2005) (rejecting the Ninth Circuit's "inflated purchase price" approach to proving causation and loss).[16]

Plaintiffs also allege that they "receive[d] less return on the investments than they would have absent the fraudulent market timing *scheme*." Opp. at 40 (emphasis added). This ignores that plaintiffs have not stated an actionable scheme claim, see supra at 12-13, and that they connect this form of alleged harm only to the manner in which the funds were managed (and not to alleged misrepresentations). Thus, plaintiffs at most allege that the disclosures "touched upon" the alleged loss, and not that they caused it. Compare Dura Pharm., 125 S. Ct. at 1632 ("To 'touch upon' a loss is not to *cause* a loss, and it is the latter that the law requires.'"). They remain unable to show that a challenged disclosure caused a change in price.

C. No Private Right Of Action Exists Under Sections 36(a) Or 34(b) Of The Investment Company Act

1. Plaintiffs Ignore Or Distort Relevant Recent Legal Precedent

Plaintiffs assert a private right of action under ICA Sections 34(b) and 36(a) based on old cases that are not in line with current Supreme Court precedent. Compare Opp. at 58 & n.65 with Olmsted v. Pruco Life Ins. Co., 283 F.3d 429, 434 & n.4 (2d Cir. 2002) (citing Alexander v. Sandoval, 532 U.S. 275, 286 (2001)). Plaintiffs cite *no* case after Sandoval and Olmsted that has held that an implied private right of action exists under any provision of the ICA. It is true, of course, that Olmsted did not address Sections 34(b) or 36(a). See Opp. at 62. But in its wake district courts have applied its reasoning to deny implied private rights of action under many sections of the ICA, including Sections 34(b) and 36(a). See Fund Mem. at 34-36.[17]

Plaintiffs mischaracterize Strougo v. Bassini, 282 F.3d 162 (2d Cir. 2002), in suggesting

[16] Plaintiffs do not sufficiently plead transaction causation. Because this is not a fraud-on-the-market case, plaintiffs must plead actual reliance on particular false or misleading statements, which they have failed to do. Fund Mem. at 28; supra at 10-11.

[17] See also DH2, Inc. v. Athanassiades, 359 F. Supp. 2d 708, 714-15 (N.D. Ill. 2005) (recently applying Sandoval and Olmsted and, for the same reasons, finding that no private right of action exists under Section 17(j) of ICA, despite the fact that some courts previously had found such right).

that it is inconsistent with Olmsted.[18] In fact, in that case the Court did *not* "reaffirm[] its recognition of an implied right of action under § 36(a)." Compare Opp. at 64. Instead, the Court reversed the dismissal of the plaintiff's Section 36(a) claim without considering whether a private right of action exists under Section 36(a). Plaintiffs' quotations from Bassini pertain to the Court's analysis of Maryland law on shareholder standing, not to whether a private right of action exists. Compare Opp. at 64-65.

Plaintiffs misunderstand Jackson v. Birmingham Bd. of Educ., 125 S. Ct. 1497 (2005), which did not "undermine" Sandoval. Opp. at 62. In Jackson, the Supreme Court started with the premise that Title IX contained a private right of action for claims of sexual discrimination, and then determined that claims of retaliation fell within that *pre-existing* right. It held:

> We reach this result based on the statute's text. In step with Sandoval, we hold that Title IX's private right of action encompasses suits for retaliation, because retaliation falls within the statute's prohibition of intentional discrimination on the basis of sex.

Id. at 1508. Thus, Jackson did not disturb Sandoval's holding that Congressional intent, as manifested in the statute's text, is the only basis for finding a private right of action.

Plaintiffs' claim that "an implied right of action exists" because the "overarching theme" and language of Sections 34(b) and 36(a) is "investor protection" also fails. Opp. at 61. First, plaintiffs all but admit that Section 34(b) itself contains no reference to "protection of investors." Opp. at 64-65 (importing language from sections other than Section 34(b) to cite allegedly protective language). Rather, as in Olmsted, Section 34(b) only describes actions that are prohibited and contains no rights-creating language. See Fund Mem. at 35. Section 36(a) also primarily describes actions that are prohibited, and states that a court should give "due regard to the protection of investors" when it awards relief in an action brought *by the SEC*. See, e.g.,

[18] Contrary to Plaintiffs' assertion, Bassini was decided on February 28, 2002 – prior to the March 7, 2002 decision in Olmsted, rather than "contemporaneously with" Olmsted. See Opp. at 63.

Chamberlain v. Aberdeen Asset Mgmt. Ltd., 2005 WL 195520, at *3 (E.D.N.Y. Jan. 21, 2005).[19]

In any event, an objective of investor protection does not imply an intention to provide a private right of action. Neither the Supreme Court in Sandoval nor the Second Circuit in Olmsted held that a statute's mere mention of individuals to be protected demonstrates congressional intent to create a private right of action. Investor protection can be accomplished by SEC enforcement. Plaintiffs' reading – turning the most general intent to protect the public through regulatory oversight into a private cause of action – would transform nearly any statutory prohibition into a private right of action.[20]

2. There is No Contemporaneous Legislative History Supporting An Implied Private Right Of Action Under Sections 34 And 36(a)

As the Second Circuit stated in Olmsted, "[w]here the text of a statute is unambiguous, 'judicial inquiry is complete [ ] except in rare and exceptional circumstances,' and legislative history [is] instructive only upon 'the most extraordinary showing of contrary intentions.'" Olmsted, 283 F.3d at 435 (citations omitted). In Cent. Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A., 511 U.S. 164 (1994), the Supreme Court made clear that the only legislative history relevant to congressional intent to create a private right of action is that which is *contemporaneous* with the passage of the statute, and that "the interpretation given by one

[19] On April 6, 2005, the court in Chamberlain vacated its earlier decision after a joint motion by both parties as a precondition to settlement. However, the court stated that granting the motion to vacate did "not constitute a reconsideration of the merits of the case or a negation of the substance of the previously issued Order; rather, the Motion is granted simply in order to permit the parties to proceed to settlement." Chamberlain, Civil Action No. 02-CV-5870, slip op. at 2 (E.D.N.Y. April 6, 2005).

[20] Plaintiffs' reliance on Transamerica Mortgage Advisors, Inc. v. Lewis, 444 U.S. 11 (1979) also distorts Supreme Court precedent. Opp. at 59-60. Contrary to plaintiffs' broad characterization, Transamerica recognized only a very limited right to specific rescissionary relief in federal court. Transamerica, 444 U.S. at 19. Furthermore, pointing to factors that compel a similar result here, Transamerica refused to recognize a more general private right of action for damages under Section 206 of the IAA. For example, the Transamerica Court stated that where, as here, the statute includes express enforcement provisions (e.g., the express private right in Section 36(b)), "it is highly improbable that 'Congress absentmindedly forgot to mention an intended private action.'" Transamerica, 444 U.S. at 20. Nothing about Transamerica supports the existence of a private right of action under Section 34(b) or Section 36(a).

Congress ... to an earlier statute is of little assistance in discerning the meaning of that statute." Id. at 185.

Here, Section 36(a)'s text – which creates an express right of action for the SEC, and not for private individuals – is unambiguous, and plaintiffs fail to make any "extraordinary showing of contrary intentions" in the contemporaneous legislative history. Olmsted, 283 F.3d at 435. Rather, plaintiffs quote statements that Congress made during the 1980 Amendments to the ICA – ten years *after* the 1970 Amendments that created Section 36(a). See Opp. at 64; see also Fund Deriv. Pl. Opp. at 25. The Court in Olmsted expressly declined to rely on the same statements: "A report prepared by a House committee on one piece of legislation cannot constitute an 'extraordinary showing' of congressional intent for different legislation" passed at a different point in time. Olmsted, 283 F.3d at 435. Plaintiffs here can make no use of the same statements rejected in Olmsted.[21]

Plaintiffs' suggestion that Congress' 1970 Amendments to the ICA somehow ratified courts' previous findings of an implied right of action under Section 36 – before the creation of Section 36(a) – is wrong. Opp. at 63; see also Fund Deriv. Pl. Opp. at 24-25 (attempting to equate Congressional *inaction* with "*endorsement*" of private right of action). The legislative history to the 1970 Amendments makes no reference to previous court decisions finding an implied right of action under Section 36 or any other section of the ICA. The Supreme Court has stated that mere congressional silence cannot constitute congressional acquiescence:

> [O]ur observations on the acquiescence doctrine indicate its limitations as an expression of congressional intent. "It does not follow ... that

[21] Plaintiffs similarly fail to cite to any contemporaneous legislative history supporting a private right of action under Section 34(b), which has not been amended since its original enactment in 1940. Plaintiffs' reliance on In re Nuveen Fund Litig., 1996 WL 3280006 (N.D. Ill. June 11, 1996), where the court cited the same subsequent legislative history from the 1980 Amendments in finding an implied private right of action under Section 34(b), thus is misguided. Opp. at 66. In addition, Nuveen's citation to congressional purpose rather than congressional intent is part of the ancien regime and is entirely inconsistent with the approach now dictated by the Supreme Court. See Sandoval, 532 U.S. at 286-87.

> Congress' failure to overturn a statutory precedent is reason for this Court to adhere to it. It is 'impossible to assert with any degree of assurance that congressional failure to act represents' affirmative congressional approval of the [courts'] statutory interpretation .... Congress may legislate, moreover, only through the passage of a bill which is approved by both Houses and signed by the President .... Congressional inaction cannot amend a duly enacted statute."

Central Bank, 511 U.S. at 187; accord Sandoval, 532 U.S. at 292.[22]

D. Plaintiffs Fail To State A Legally Cognizable Claim Under Section 36(b)

Plaintiffs misstate the test in this Circuit for legal cognizability of a Section 36(b) claim. In Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321 (4th Cir. 2001), the Fourth Circuit stated:

> Plaintiffs contend [] that Section 36(b)'s private right of action is not limited solely to claims for excessive compensation.... Plaintiffs' position, however, is not supported by either the statutory text or the caselaw. ... As the statutory text indicates, Section 36(b) is sharply focused on the question of whether the fees themselves were excessive.... Congress passed Section 36(b) primarily to address the concern that "advisers'" fees ... may have become unreasonably high.

Id. at 328. Plaintiffs' argument that "§ 36(b) contemplates a far greater range of allegations than merely disproportionate fees" (Opp. at 56) is contrary to Migdal and, indeed, rests on the same case law the Fourth Circuit rejected in Migdal, 248 F.3d at 329, including Green v. Nuveen Advisory Corp., 186 F.R.D. 486 (N.D. Ill. 1999) and Green v. Fund Asset Mgmt., L.P., 19 F. Supp. 2d 227 (D.N.J. 1998). See Migdal, 248 F.3d at 329.[23]

Moreover, the fact that Fund directors are *not* alleged to have received compensation for "investment advisory services" bars the Section 36(b) claims against them. Plaintiffs' quotation

---

22 The class and derivative plaintiffs' reliance on Tannenbaum v. Zeller, 552 F.2d 402 (2d Cir. 1977), and Fogel v. Chestnutt, 533 F.2d 731 (2d Cir. 1975) thus is out of step with more recent and controlling Supreme Court precedent. See, e.g., DH2, Inc., 359 F. Supp. 2d at 715.

23 Defendants hereby incorporate by reference the arguments on Section 36(b) set forth in the Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints.

from Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082 (E.D.N.Y. 1977) (Opp. at 58), omits language which shows that Halligan supports dismissal of the Section 36(b) claim against the directors for recovery of directors' fees:

> *The section must be narrowly read to mean that only those who receive money paid by the investment company for investment advisory services may be held liable* for breach of their fiduciary duty with respect to such payments.

Id. at 1085 (emphasis supplied).

Here, no Section 36(b) claim (including the Section 36(b) claims in the Invesco and Janus Complaints cited by plaintiffs (Opp. at 58)), alleges that any director received compensation for "investment advisory services" to the Funds. Directors' fees are not within the scope of Section 36(b). Accordingly, the Section 36(b) claims against the Fund directors must be dismissed.[24]

E. The Complaints Fail To State A Claim For Control Person Liability

The control person claims are insufficient because plaintiffs have failed to state a claim against any defendant for a primary violation of the securities laws. Fund Mem. at 39. Furthermore, plaintiffs have not pleaded sufficiently specific facts to state a claim for control person liability. Fund Mem. at 40. A control person claim must be dismissed where plaintiffs merely plead legal conclusions instead of "facts sufficient to state elements of such a claim." Iodice v. United States, 289 F.3d 270, 281 (4th Cir. 2002). See also In re Royal Ahold, 351 F. Supp. 2d at 409 (plaintiffs must plead "facts from which it can reasonably be inferred [that] the defendant was a control person") (quotation omitted). Merely reciting generalities while

24 See, e.g., Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 329-30 (D.N.J. 2001), aff'd, 286 F.3d 682 (3d Cir. 2002), cert. den., 537 U.S. 884 (2002); Jerozal v. Cash Reserve Mgmt., Inc., 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982). Accord Tarlov v. Paine Webber Cashfund, 559 F. Supp. 429, 441 (D. Conn. 1983); Cohen v. Fund Asset Management, Inc., 1980 WL 1488 at **2-3 (S.D.N.Y. Mar. 31, 1980) (Section 36(b) claims against Fund directors dismissed).

liberally deploying the word "control" is insufficient. See, e.g., In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 964 (requiring "[s]pecific allegations"). Moreover, allegations of control based on defendants' status are insufficient, and plaintiffs have failed to address any of the cases cited by defendants, see Fund Mem. at 40, in support of this argument.[25]

Plaintiffs' Section 48(a) claims suffer from additional defects. There is no implied right of action under Section 48(a), see supra at 14-17, and, even if there were, the Complaints fail adequately to plead the required elements for such a claim. Fund Mem. at 41-42. Moreover, Section 48(a) does not apply in these cases because there was no "procurement" of a violation of the ICA. Fund Mem. at 42. Plaintiffs mistakenly argue that the defendants are requiring them to plead "in conformity with the title of § 48(a)." Opp. at 68 (emphasis omitted). That is not the case; rather, the title of Section 48(a) ("Procurement") supports the defendants' argument that Section 48(a) only prohibits a person from obtaining the agreement of another person (i.e., "procuring") to commit an act that would be unlawful under the ICA for the procuring person himself to commit. Fund Mem. at 42. Plaintiffs have made no "procurement" allegations here and, as such, they fail to state a claim under Section 48(a).

III. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED

A. SLUSA Preempts The State Law Claims

Plaintiffs' efforts to avoid SLUSA depend on two unpersuasive arguments: (1) that their state law claims do not satisfy SLUSA's "misrepresentation or omission" element; and (2) that including "holders" in the alleged classes exempts the state law claims from SLUSA preemption.

[25] Despite the Opposition's assertion to the contrary (Opp. at 51), it would be appropriate for the Court to resolve plaintiffs' claims of control person liability on the defendants' motion to dismiss. See, e.g., Aldridge v. A.T. Cross Corp., 284 F.3d 72, 85 (1st Cir. 2002); In re Medimmune, Inc. Sec. Litig., 873 F. Supp. 953, 961 (D. Md. 1995).

1. Plaintiffs' Express Allegations Of Misrepresentations And Omissions Satisfy SLUSA's Misrepresentation Or Omission Element

The Complaints are replete with express allegations of misrepresentations and omissions, including allegations of a "plan, scheme and course of conduct [to] deceive," "untrue statements of material fact," and "untruths and/or omissions." See, e.g., Fund Mem. at 46; Nations Compl. ¶¶ 2, 141, 144, 166. These allegations – the same ones that form the bases of plaintiffs' Section 10(b) claims – are incorporated into their state law claims. See, e.g., Nations Compl. ¶¶ 224, 232, 237, 245. Plaintiffs nevertheless argue that SLUSA does not apply because the state law claims do not have fraud as a "formal element." Opp. at 70-73. But SLUSA preemption does not turn on labels. The sole test under SLUSA is whether misrepresentations or omissions are *alleged*: "No covered class action based upon the statutory or common law of any State ... may be maintained in any State or Federal court by any private party *alleging (A) a misrepresentation or omission of a material fact* ...." 15 U.S.C. § 78bb(f)(1) (emphasis added); see also 15 U.S.C. § 77p(b).[26]

The cases also reject plaintiffs' argument. The Third Circuit recently held that "preemption ... [turns] on whether the SLUSA prerequisites are 'alleged' in one form or another," not on the "essential legal elements of a claim." Rowinski v. Salomon Smith Barney Inc., 398 F.3d 294, 300 (3d Cir. 2005); see also Dabit, 395 F.3d at 34 (SLUSA preemption turns on analysis of the allegations made), petition for cert. filed, 73 U.S.L.W. 3632 (Apr. 11, 2005) (No. 04-1371); Green v. Ameritrade, Inc., 279 F.3d 590, 596 (8th Cir. 2002) (test is whether "the defendant is *alleged* to have misrepresented or omitted a material fact") (emphasis added). Thus,

[26] Plaintiffs also allege that defendants employed "manipulative or deceptive device[s] or contrivance[s]" to defraud investors, i.e., claims under Rule 10b-5(a) and 10b-5(c). Opp. at 17 (internal quotation marks omitted). State law claims based on these allegations are subject to SLUSA dismissal just the same. SLUSA preempts, not only state law claims alleging "misrepresentation or omission," 15 U.S.C. § 78bb(f)(1)(A), § 77p(b)(1), but also state law claims alleging "that the defendant used or employed any manipulative or deceptive device or contrivance." Id. § 78bb(f)(1)(B); § 77p(b)(2).

given that the Complaints repeatedly allege misrepresentations and omissions, no further inquiry into the "formal elements" of the state law claims is necessary or appropriate.[27]

If plaintiffs were correct, they could *always* pursue class actions for securities fraud in federal court and for unjust enrichment (or a myriad of other state theories) in state court, based on the same alleged harm and course of conduct. This would eviscerate SLUSA's mandate that "class actions alleging fraud in the sale of certain covered securities ... be governed exclusively by federal law." Dabit, 395 F.3d at 33 (internal quotation marks omitted); see also Feitelberg, 234 F. Supp. 2d at 1051. This is also exactly the conduct that Congress sought to prevent in passing SLUSA. It is no surprise, then, that every one of these state law claims has been held to be subject to SLUSA preemption. See Fund Mem. at 44.[28]

Plaintiffs' cases do not support their argument. In Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc., 341 F. Supp. 2d 258 (S.D.N.Y. 2004), the court explained that "courts must probe the plaintiffs' pleading" to examine, not just the "technical elements of a claim," but also the "factual allegations intrinsic to the claim as alleged." Id. at 265-66. It was only "[b]ecause Xpedior's Complaint [does not] allege[] ... 'a misrepresentation or omission of a material fact'" that it was "not preempted by SLUSA." Id. at 270. Other cases cited by plaintiffs are to the same effect. See, e.g., Norman v. Salomon Smith Barney Inc., 350 F. Supp.

---

27 Notably, because SLUSA should be interpreted "broad[ly]," Patenaude v. Equitable Life Assurance Soc'y of the U.S., 290 F.3d 1020, 1025 (9th Cir. 2002), courts recognize that SLUSA applies even where plaintiffs have pleaded allegations of misrepresentation only "implicitly." See, e.g., Behlen v. Merrill Lynch, 311 F.3d 1087, 1095-96 (11th Cir. 2002). Even if plaintiffs had avoided "magic language" in their pleadings and omitted express allegations of misrepresentations or omissions, SLUSA preemption would still apply. See Feitelberg v. Merrill Lynch & Co., Inc., 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003). As the district court held in Nekritz v. Canary Capital Partners, LLC, 2004 WL 1462035 (D.N.J. Jan. 12, 2004), a case that is now part of these proceedings, "[a] strong argument can be made that deception was clearly, and necessarily, part of the alleged market timing arrangement: the scheme could not have continued if ordinary investors had known how they were being taken advantage of." Id. at *3.

28 See also Rowinski, 398 F.3d at 297 (unjust enrichment); Dabit, 395 F.3d at 29-30 (breach of fiduciary duty and contract); Prof'l Mgmt. Assocs. v. KPMG LLP, 335 F.3d 800, 802 (8th Cir. 2003) (aiding and abetting breach of fiduciary duty).

2d 382, 386 (S.D.N.Y. 2004) ("the Complaint simply contains no allegations of fraud").[29]

2. Plaintiffs' Inclusion Of Holders In Their Class Of Purchasers Does Not Defeat SLUSA Preemption

A mixed class of holders and purchasers falls "squarely" within SLUSA. See, e.g., Rowinski, 398 F.3d at 303 (claims asserted on behalf of both holders and purchasers or sellers "squarely preempted under SLUSA"); Professional Mgmt. Assocs., 335 F.3d at 802-03 (action brought on behalf of a class including persons who "bought and held" shares fell "squarely within SLUSA's parameters"); In re: Alger, Columbia, Janus, MFS, One Group, and Putnam Mutual Fund Litig., 320 F. Supp. 2d 352, 354 (D. Md. 2004) (Motz, J.) ("the allegations made in [plaintiffs'] complaints ... are broad enough to include within the proposed classes persons who purchased and/or sold mutual fund shares during the class periods," bringing these actions "under SLUSA").[30]

Plaintiffs nevertheless attempt to salvage their "holder" claims by asking the Court to permit them to divide the mixed group on whose behalf they have sued into subclasses (sometimes referred to as separate classes) of purchasers and holders. Opp. at 76-77. Such procedural gymnastics accomplish nothing because SLUSA preempts both purchaser *and* holder claims. As the Seventh Circuit recently recognized, SLUSA and the private cause of action

---

29 In Hines v. ESC Strategic Funds, Inc., 1999 WL 1705503 (M.D. Tenn. Sept. 17, 1999), the complaint contained allegations of fraud, and SLUSA preempted a breach of contract claim. Id. at *5-7. The breach of fiduciary duty claim was not preempted only because the allegations with respect to that claim were not "in connection with" the purchase or sale of the shares. Id. at *6. Other authorities cited by plaintiffs do not even discuss the misrepresentation element. Kircher v. Putnam Funds Trust, 403 F.3d 478 (7th Cir. 2005) did not in fact apply a "necessary component test," see Opp. at 71, and dealt solely with interpreting the phrase "in connection with the purchase or sale," because "[p]laintiffs do not contend that any other part of SLUSA is pertinent." Id. at 482-83; see also Shaw v. Charles Schwab & Co., Inc., 128 F. Supp. 2d 1270, 1272-73 (C.D. Cal. 2001).

30 The cases cited by plaintiffs are not to the contrary. Some of these authorities have since been repudiated. See Opp. at 74; Potter v. Janus Inv. Fund, 2004 WL 1173201 (S.D. Ill. Feb. 12, 2004), consolidated with and overruled by Kircher v. Putnam Funds Trust, 403 F.3d at 478; see also Bradfisch v. Templeton Funds, Inc., 319 F. Supp. 2d 897 (S.D. Ill. 2004), repudiated by Kircher, 403 F.3d at 478. In any event, they all involve complaints that did not involve a "mixed" class because they "expressly" excluded claims by purchasers. See Gutierrez v. Deloitte & Touche, L.L.P., 147 F. Supp. 2d 584, 593 (W.D. Tex. 2001) ("[Plaintiffs] have expressly carved out and excluded purchasers when they elected to allege only claims for holding covered securities") (internal quotation marks and brackets omitted); Meyer v. Putnam Int'l Voyager Fund, 220 F.R.D. 127, 129 (D. Mass. 2004).

under Section 10(b) are *not* co-terminous; accordingly, even though holders do not have standing to sue under Section 10(b) because of Blue Chip, 421 U.S. 723, their state law claims are still preempted by SLUSA. Kircher, 403 F.3d at 484.[31]

In any event, sub-classing is improper where plaintiffs made no effort to differentiate between holders and purchasers in their class definitions. As the Second Circuit recently held:

> Where ... the complaint does not include sufficient information to permit the court to identify and separate preempted and non-preempted subclasses, we believe that the proper approach will ordinarily be to dismiss the entire claim pursuant to SLUSA.

Dabit, 395 F.3d at 46; see also Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 189 F. Supp. 2d 14, 19-20 (S.D.N.Y. 2001) (dismissing complaint where it was impossible to distinguish mere holders from purchasers on the basis of the class definition in the complaint); Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706, 710-11 (S.D.N.Y. 2003) (distinguishing Hardy on ground that "the Complaint identifie[d] two putative subclasses" with precision).

IV. CONCLUSION

For the reasons set forth above, and also in the Fund Defendants' Corrected Omnibus Memorandum of Law in support of their Motion to Dismiss the Consolidated Class Action Complaints and the supplemental memoranda, the Fund Defendants respectfully request that this Court dismiss the Complaints with prejudice and without leave to replead.

---

[31] Plaintiffs argue that following the Seventh Circuit's approach would leave holders without a remedy. Opp. at 75-76. This is not true. The Seventh Circuit recognized that holder claims may be vindicated by public enforcement, which is precisely what happened here. See Kircher, 403 F.3d at 483. Plaintiffs do not dispute that holders as well as purchasers will benefit from the massive distributions of regulatory settlement proceeds. Although SLUSA contains a number of express exceptions, none of them covers the instant case.

Of course, if SLUSA and the private right of action under Section 10(b) were co-terminous, under plaintiffs' own arguments, the state law holder claims are still preempted. Plaintiffs argue that Blue Chip's standing limitation does not apply in the mutual fund market-timing context. See Opp. at 7-13; see also In re Mutual Fund Litig., 320 F. Supp. 2d at 356. If this argument were correct, then mutual fund "holders" have standing to sue under Section 10(b), but their state law claims necessarily are barred by SLUSA. See Dabit, 395 F.3d at 36 ("SLUSA will preempt precisely those state class actions which could be brought as federal actions subject to the heightened requirements of the PSLRA."); Rowinski, 398 F.3d at 299.

Dated: May 20, 2005

Respectfully submitted,

WILMER CUTLER PICKERING
HALE AND DORR LLP

/s/

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne L. Monteavaro
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

Counsel for Massachusetts Financial Services Company, MFS Investment Management, Sun Life Financial Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments, LLC, Sun Life of Canada (U.S.) Financial Services Holdings, Inc., MFS Fund Distributors, Inc., MFS Service Center, Inc. and Arnold Scott

Of Counsel:

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Telephone: (212) 715-1000
Facsimile: (212) 715-1399
Stewart_Aaron@aporter.com

Counsel for Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Telephone: (212) 878-8000
Facsimile: (212) 878-8375
mark.kirsch@cliffordchance.com
mark.holland@cliffordchance.com
wesley.powell@cliffordchance.com
mary.dulka@cliffordchance.com
anthony.candido@cliffordchance.com
margaret.snyder@cliffordchance.com

Counsel for Alliance Capital Management Holding, L.P., Alliance Capital Management, Alliance Capital Management Corporation, AllianceBernstein Investment Research and Management, Inc., and Alliance Global Investor Services, Inc.

David W. Haller
Michael Naft
COVINGTON & BURLING
1330 Avenue of the Americas
New York, New York 10019
Telephone: (212) 841-1000
Facsimile: (212) 841-1010
dhaller@cov.com
mnaft@cov.com

Counsel for James P. Connelly, Jr.

Richard J. Morvillo
Aimée D. Latimer
F. Ryan Keith
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Telephone: (202) 624-2500
Facsimile: (202) 628-5116
rmorvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com

Counsel for Thomas A. Hooker, Jr.

Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
Facsimile: (212) 909-6836
moconnor@debevoise.com

Counsel for Amvescap PLC, INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Ltd., INVESCO Global Assets Management (N.A.), AIM Advisors, Inc., AIM Investment Services, Inc., and AIM Distributors, Inc.

Paul J. Fishman
Andrew W. Goldwater
FRIEDMAN KAPLAN SEILER
& ADELMAN LLP
1633 Broadway
New York, New York 10019
Telephone: (212) 833-1100
Facsimile: (212) 833-1250
Pfishman@fklaw.com
Agoldwater@fklaw.com

Counsel for Mark A. Beeson

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539
mperry@gibsondunn.com

Counsel for Janus Capital Group Inc. and Janus Capital Management LLC

Peter M. Collins
HOLLYER BRADY BARRETT & HINES LLP
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 818-1110
Facsimile: (212) 818-0494
Pcollins@hollyerbrady.com

Counsel for The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China–U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

J. Gordon Cooney, Jr.
Paul D. Weller
MORGAN, LEWIS & BOCKIUS LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 963-5000
Facsimile: (215) 963-5001
jgcooney@morganlewis.com
pweller@morganlewis.com

Counsel for SEI Investments Distribution Co.

Christopher P. Hall
John M. Vassos
Todd D. Brody
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6000
Facsimile: (212) 309-6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com

Counsel for Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Investment Company Capital Corp. and Scudder Distributors, Inc.

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Telephone: (213) 612-2500
Facsimile: (213) 612-2501
Tltaylor@morganlewis.com
Ahami@morganlewis.com

Counsel for William N. Post II

Michael W. McTigue Jr.
DRINKER BIDDLE & REATH, LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103
Telephone: (215) 988-2700
Facsimile: (215) 988-2757
michael.mctigue@dbr.com

Counsel for Frederick S. Wonham, Donald L. Campbell, Rodman L. Drake, Joseph H. Dugan, Wolfe J. Frankl, W. Wallace McDowell, Jr., Jonathan Piel, Robert A. Robinson, Alfred C. Tannachion, Morrill Melton Hall, Jr., Ralph E. Gomery and Roger M. Lynch

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Telephone: (312) 269-8083
Facsimile: (312) 269-1747
Mrabinowitz@ngelaw.com

Counsel for Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Daniel J. Kramer
Liza M. Velazquez
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Telephone: (212) 373-3000
Facsimile: (212) 757-3990
DKramer@paulweiss.com
LVelazquez@paulweiss.com

Counsel for Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc., One Group Services Company, David J. Kundert, Peter W. Atwater, Richard R. Jandrain, III, Gary J. Madich, Kenneth T. Stevens, David R. Meuse, William G. Jurgenson, William P. Boardman, Richard W. Vague and Richard R. Wad

John F. Pritchard
Eric T. Streck
PILLSBURY WINTHROP SHAW PITTMAN LLP
1540 Broadway
New York, New York 10036
Telephone: (212) 858-1000
Facsimile: (212) 858-1500
john.pritchard@pillsburylaw.com
eric.streck@pillsburylaw.com

Counsel for U.S. Trust Co., N.A., United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey, Stephen Hassenfelt and Brian F. Schmidt

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com

Counsel for the Franklin-Templeton Defendants

Bruce E. Clark
William L. Farris
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Telephone: (212) 558-4000
Facsimile: (212) 558-3588
Clarkb@sullcrom.com
Farrisw@sullcrom.com

Counsel for Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc. and Ronald C. Ognar

William P. Ziegelmueller
STETLER & DUFFY, LTD.
11 South LaSalle St., Suite 1200
Chicago, Illinois 60603
Telephone: (312) 338-0211
Facsimile: (312) 338-0070
bziegel@stetlerandduffy.com

Counsel for John Abunassar

Darryl P. Rains
Bryan J. Wilson
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, California 94304-1018
Telephone: (650) 813-5600
Facsimile: (650) 494-0792
drains@mofo.com
bwilson@mofo.com

Counsel for The Charles Schwab Corporation and Charles Schwab & Co., Inc.

Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000
PKRowe@wlrk.com
SRDrima@wlrk.com
MJEArms@wlrk.com

-and-

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Telephone: (410) 580-3000
Facsimile: (410) 580-3001
James.mathias@dlapiper.com
David.clarke@dlapiper.com
Strider.dickson@dlapiper.com

Counsel for Bank of America Corporation, Bank of America, N.A., Banc of America Securities LLC, BACAP Distributors, LLC, Banc of America Capital Management, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc

Richard Shoenstein
Theodore A. Kittila
PAUL, HASTINGS, JANOFSKY
& WALKER LLP
75 E. 55th Street
New York, NY 10022
Telephone: (212) 318-6000
Facsimile: (212) 230-5131
richardschoenstein@paulhastings.com
theodorekittila@paulhastings.com

Counsel for Excelsior Funds Trust, Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
This Document Relates To: ALL TRACKS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

CORRECTED OMNIBUS REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS THE CONSOLIDATED AMENDED CLASS ACTION COMPLAINTS

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF AUTHORITIES

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Federal Cases

TABLE OF AUTHORITIES
(continued)

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TABLE OF AUTHORITIES
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TABLE OF AUTHORITIES
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TABLE OF AUTHORITIES
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TABLE OF AUTHORITIES
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TABLE OF AUTHORITIES
(continued)

The Fund Defendants submit this omnibus reply memorandum in response to Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of their Motions to Dismiss ("Opp.").

I. PLAINTIFFS LACK STANDING UNDER ARTICLE III TO RAISE CLAIMS REGARDING MUTUAL FUNDS THEY HAVE NEVER OWNED

A. Article III Standing Is A Constitutional Prerequisite To Federal Jurisdiction Separate From Issues Of Class Certification

Plaintiffs must show that they have Article III standing for each claim. Fund Mem. at 8 (citing Lewis v. Casey, 518 U.S. 343, 358 n.6 (1996) (Article III requires injury in fact, causation and redressability for each claim)); Blum v. Yaretsky, 457 U.S. 991, 999 (1982) (same).[1] They have no standing as to funds they did not own because they were not injured by alleged decreases in the value of such funds and would not benefit from any recovery paid to them. Fund Mem. at 8-11.

Plaintiffs do not argue that they themselves suffered injury or could obtain relief on claims as to funds they never owned. Id. Instead, they argue that they need not show constitutional standing to bring claims with respect to them because their ability to bring such claims "depends solely" on whether they satisfy the requirements of Rule 23. Opp. at 78. They ignore that Article III standing is a "fundamental component of a court's subject-matter jurisdiction," Miller v. Pac. Shore Funding, 224 F. Supp. 2d 977, 994 (D. Md. 2002), and that Rule 23 does not and cannot grant jurisdiction withheld by Article III. See Lewis, 518 U.S. at 358 n.6 (constitutional standing under Article III is "separate from certification of the class"); Ortiz v. Fibreboard Corp., 527 U.S. 815, 831 (1999) (distinguishing class certification under Rule 23 from constitutional standing under Article III); Central Wesleyan Coll. v. W.R. Grace &

[1] The Fund Defendants' Corrected Omnibus Memorandum in support of their Motion to Dismiss the Consolidated Amended Class Action Complaints is referred to as "Fund Mem."

Co., 6 F.3d 177, 188 (4th Cir. 1993) (class actions are not "somehow liberated from Article III jurisdictional requirements"); 28 U.S.C. § 2072(b) (Rules shall not enlarge any substantive right); Fed. R. Civ. P. 82 (Rules shall not extend the jurisdiction of the district courts).

The Supreme Court has foreclosed plaintiffs' argument that, as long as they have constitutional standing to assert *some* claims, they may add others subject only to the requirements of Rule 23. In Lewis, the Court held that plaintiffs lacked Article III standing to seek relief from actions that did not actually injure a named plaintiff, even though the Court did not conclude that the class was improper under Rule 23. 518 U.S. at 358 & n.6. In Blum, a class of nursing residents "lacked standing to challenge transfers to higher levels of care, even though they had standing to challenge discharges and transfers to lower levels; but [the Court] did not disturb the class definition." Id. (discussing Blum, 457 U.S. at 997 n.11, 999-1002).

Lower courts have applied these principles in mutual fund cases by dismissing claims regarding mutual funds that named plaintiffs never owned. See, e.g., Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38, 41 (D. Mass. 2003) (dismissing claims as to funds plaintiffs never owned, even though they had standing to sue as to two other funds in the same fund family); Nenni v. Dean Witter Reynolds, Inc., 1999 U.S. Dist. LEXIS 23351, at *5-*6 (D. Mass. Sept. 29, 1999) (same).[2]

Plaintiffs rely primarily on cases that do not mention Article III at all, but rather discuss *statutory* standing under Rule 23 or other provisions. See Opp. at 86. Statutory standing, though

[2] Eaton Vance was not simply a "class certification decision." Opp. at 81 n.97. The court was clear that it "considered (and rejected) the plaintiffs' Article III standing as to two of the mutual funds *prior to analyzing class certification*." Eaton Vance, 220 F.R.D. 162, 169 (D. Mass. 2004) (emphasis added).

required, does not satisfy the independent requirement of constitutional standing.[3] Plaintiffs' few cases that address Article III cannot be reconciled with the Supreme Court's case law.[4]

Contrary to plaintiffs' assertion (Opp. at 78-81), challenges to Article III standing may be raised in a motion to dismiss and are therefore not premature. See, e.g., Miller, 224 F. Supp. 2d at 994 ("[D]efendants may aptly challenge [standing's] existence by a motion to dismiss.").[5] Nor should this issue be deferred pending discovery in this case, since plaintiffs already know which funds they owned. Cf. Central Wesleyan, 6 F.3d at 188 ("[S]tanding is a threshold, jurisdictional issue, and courts should attempt to resolve such issues as soon as possible.").

Given that the named plaintiffs lack Article III standing to bring claims *on their own behalf* regarding mutual funds they never owned, they cannot manufacture standing to raise such claims by purporting to proceed as a class. See Simon v. Eastern Ky. Welfare Rights Org., 426 U.S. 26, 40 n.20 (1976) (class certification "adds nothing to the question of standing"). This Court should accordingly dismiss for lack of subject matter jurisdiction all claims relating to mutual funds that plaintiffs never owned.

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3 Sosna v. Iowa, 419 U.S. 393 (1975), involved mootness, not standing, and held only that, in the event that a class representative's individual claim is mooted following class certification, the class claim may continue if class members' claims are not moot. See id. at 402. Sosna did not alter the requirement that a named plaintiff must have a personal "case or controversy at the time the complaint is filed." Id.

4 Fallick v. Nationwide Mut. Ins. Co., 162 F.3d 410 (6th Cir. 1998), which the Eaton Vance court found "not persuasive," 220 F.R.D. at 168, offered very little discussion of Article III standing principles and did not even cite, much less analyze, the Supreme Court's governing precedents in Lewis and Blum. Only two of the decisions cited in Fallick, 162 F.3d at 422, actually mentioned Article III standing in the class action context. As noted in Eaton Vance, one of those cases – Goodman v. Lukens Steel Co., 777 F.2d 113 (3d Cir. 1985), which plaintiffs also cite (Opp. at 79) – "cited no authority for its conclusory statement" that a standing inquiry in a class action did not implicate Article III. 220 F.R.D. at 168. The second decision purported to relax Article III standing requirements to "'carry out Congress' lofty goal' of eradicating employment discrimination." Id. (quoting Cooper v. Univ. of Tex. at Dallas, 482 F. Supp. 187, 191 (N.D. Tex. 1979)). Whatever the merit of such reasoning in a civil rights case, it was inapplicable in Fallick and is inapplicable here. Payton v. County of Kane, 308 F.3d 673 (7th Cir. 2002), relied on Fallick's spurious analysis and likewise failed to take account of controlling Supreme Court precedent. See Eaton Vance, 220 F.R.D. at 167. Finally, MobileMedia Sec. Litig., 28 F. Supp. 2d 901 (D.N.J. 1998), discussed standing only in one footnote and with very little reasoning. See id. at 911 n.7.

5 See also Henry v. Circus Circus Casinos, Inc., 223 F.R.D. 541, 544 (D. Nev. 2004) (granting motion to dismiss for lack of subject matter jurisdiction); Nenni, 1999 U.S. Dist. LEXIS 23351, at *16-*17 (dismissing complaint for, *inter alia*, lack of standing); Jhamb v. Cal. Physicians Serv., 1996 WL 61281, at *3 (N.D. Cal. Feb. 6, 1996) (consideration of jurisdictional requirements, including standing, "must precede the consideration of class claims"); Angel Music, Inc. v. ABC Sports, Inc., 112 F.R.D. 70, 73-74, 77 (S.D.N.Y. 1986) (granting motion to dismiss purported class action for lack of Article III standing).

B. Plaintiffs' Policy Arguments Cannot Expand Federal Court Jurisdiction

Plaintiffs' suggestion that "[p]ractical [c]onsiderations" warrant disregard of Article III standing principles (Opp. at 81) is also foreclosed by the Supreme Court's Article III case law. See, e.g., Raines v. Byrd, 521 U.S. 811, 820 (1997) (standing inquiry should not be set aside "for the sake of convenience and efficiency"); Valley Forge Christian Coll. v. Americans United for Separation of Church and State, Inc., 454 U.S. 464, 476 (1982) (Article III is "not merely a troublesome hurdle to be overcome if possible so as to reach the merits of a lawsuit").

Unlike Rule 23, which is a procedural tool to assist federal courts in the management of claims within their jurisdiction, Article III determines whether claims are properly in federal court at all. Its requirements are "inflexible and without exception." Steel Co. v. Citizens for a Better Env't, 523 U.S. 83, 95 (1998). Just as the Supreme Court did not consider whether it would "make[] practical sense" (Opp. at 81) for the federal judiciary to decide claims that the named plaintiffs in Lewis and Blum lacked standing to bring, see Lewis, 518 U.S. at 346, 358 & n.6; Blum, 457 U.S. at 997 n.11, this Court should resist plaintiffs' invitation to ignore constitutional requirements because plaintiffs believe them to be "impractical." Opp. at 82.

Nor may plaintiffs establish standing through so-called "juridical link" analysis, which (as plaintiffs admit) has to do with "class certification" and not Article III standing.[6] Opp. at 87. "Juridical link" analysis turns on litigation management considerations that (like Rule 23 itself) cannot expand federal jurisdiction. The case that first conceived of the "juridical link" analysis stated clearly that it did not address Article III. La Mar v. H & B Novelty & Loan Co., 489 F.2d

[6] Plaintiffs' references to the appointment of "lead plaintiffs" under the PSLRA (Opp. at 81 n.99, 87) are also misplaced. See, e.g., In re Initial Pub. Offering Sec. Litig., 214 F.R.D. 117, 123 (S.D.N.Y. 2002) ("The purpose of the lead plaintiff section of the PSLRA was never to do away with the notion of class representatives or named plaintiffs in securities class actions. Rather, the purpose was to ensure that securities litigation was investor-driven, as opposed to lawyer-driven.").

461, 464 (9th Cir. 1973).[7] Accordingly, the court in Eaton Vance held the "juridical link" analysis to be "not relevant to the issue of standing" and "confined" it to Rule 23. 220 F.R.D. at 171 (internal quotation marks omitted).[8] Finally, contrary to plaintiffs' suggestion (Opp. at 88), Eaton Vance made clear that "strict standing requirements" are particularly relevant to securities cases and should be scrupulously enforced. Id.[9]

II. PLAINTIFFS' FEDERAL CLAIMS ARE DEFECTIVE

A. Plaintiffs' Securities Act Claims Should Be Dismissed

1. Plaintiffs Have Not Pleaded Harm Under The Securities Act

Plaintiffs argue that they can allege damages "in the form of diminution in value caused by the defendants' material omissions and [misstatements]." Opp. at 46. This conclusion misses the point, and plaintiffs fail to support it with well-pleaded facts. Compare Fund Mem. at 11-12 with Opp. at 46. To allege Securities Act damages, plaintiffs must plead that they had incurred a loss at the time that they filed these actions. See 15 U.S.C. §§ 77k(e), 77*l*(a)(2); Metz v. United Counties Bancorp., 61 F. Supp. 2d 364, 377-78 (D.N.J. 1999) (dismissing complaint "devoid of any allegations" that plaintiff's stock was worth less at time of filing or was sold at loss before suit was filed); PPM Am., Inc. v. Marriott Corp., 853 F. Supp. 860, 876 (D. Md. 1994) (no damages when securities sold for net profit). Plaintiffs misread Metz in relying on the assertion,

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7 The "juridical link" cases that plaintiffs cite all addressed Rule 23, not standing under Article III. See, e.g., Haas v. Pittsburgh Nat'l Bank, 526 F.2d 1083, 1088-89 (3d Cir. 1975); In re Dreyfus Aggressive Growth Mut. Fund Litig., 2000 WL 1357509, at *2-*3 (S.D.N.Y. Sept. 20, 2000); In re Prudential Sec. Inc. Ltd. P'ships Litig., 163 F.R.D. 200, 208 (S.D.N.Y. 1995); Maywalt v. Parker & Parsley Petroleum Co., 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993); cf. Moore v. Comfed Sav. Bank, 908 F.2d 834, 837-39 (11th Cir. 1990) (considering "juridical links" doctrine under permissive joinder rule of Fed. R. Civ. P. 20).

8 Plaintiffs' argument that the court in Eaton Vance considered the juridical link doctrine in the context of an Article III determination, see Opp. at 88, is plainly mistaken. See 220 F.R.D. at 171.

9 Plaintiffs suggest that if they are forced to comply with constitutional standing requirements, they will seek to bring "scores of additional named plaintiffs" into the litigation, thereby introducing "substantial litigation inefficiencies" into these cases. Opp. at 81. Doing so, of course, should not be allowed. Indeed, plaintiffs could have avoided this issue entirely if, instead of indiscriminately suing entire mutual fund complexes, they had conducted a proper pre-suit investigation (as required by the PSLRA), focused their claims on the funds in which purported actionable, compensable misconduct occurred, and ensured that representative plaintiffs who met Article III standing requirements and would be qualified to assert those claims were named in the Complaints.

rejected therein, that the "value" of their shares decreased after the alleged misstatements or omissions. Alleging that their shares diminished in value at some point after they bought them does not support the conclusion that the shares were worth less at the only times that matter – when they sold them or when they brought suit. 61 F. Supp. 2d at 377-78.

2. Plaintiffs Have Not Identified The Allegedly Misleading Prospectuses

Plaintiffs do not dispute that they have not identified pursuant to which prospectus they purchased their securities. Even if this were a "ministerial" omission (Opp. at 43), which it is not, it nonetheless is critical to plaintiffs' claims based on allegations of a purchase "pursuant to" a prospectus. See In re Royal Ahold N.V. Sec. & ERISA Litig., 351 F. Supp. 2d 334, 399-401 (D. Md. 2004).[10] Plaintiffs' other argument – that the prospectuses in all of the cases are "virtually, if not actually, identical" – also is insufficient. See Fund Mem. at 14 n.7 (citing In re Paracelsus Corp. Sec. Litig., 6 F. Supp. 2d 626, 631 (S.D. Tex. 1998) (dismissing claims based on allegedly "identical" prospectus)). Moreover, it is not true. For example, as plaintiffs themselves state, the MFS prospectuses changed during the purported Class Period in significant ways. See, e.g., Fund Mem. at 13; MFS Compl. ¶ 93.

3. Plaintiffs Have Not Pleaded Materiality

As detailed in the supplemental briefs, many of the Amended Complaints do not adequately support their conclusion that fund prospectuses were *materially* false or misleading. Contrary to plaintiffs' suggestion, the Fund Memorandum correctly sets forth the legal standard governing materiality arguments in motions to dismiss (Fund Mem. at 14), which is different from "effectively demanding allegations of subjective reliance." Opp. at 44 (emphasis omitted). Reliance is an element of plaintiffs' Exchange Act claims and is discussed below.

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[10] Among other things, this omission is significant because it obscures the identity of the funds that named plaintiffs never owned, and therefore their lack of standing to pursue all of these claims. See supra at 1-5.

4. The Director/Trustee Defendants And The Registrant/Issuer Defendants Cannot Be Liable

A plaintiff cannot sue a defendant as a seller under Section 12(a)(2) without alleging that the defendant directly passed title to him. See Fund Mem. at 15-17. The fact that an issuer in a firm commitment underwriting does not pass title to a plaintiff does not mean that plaintiffs necessarily take title directly in all other circumstances. Thus, plaintiffs' observation that mutual fund shares "are not sold in a firm commitment underwriting" does not permit plaintiffs to hold liable "seller's sellers" and others who did not pass title as sellers. Opp. at 47. Plaintiffs cite no case holding that decisions such as Shaw v. Digital Equip. Corp., 82 F.3d 1194 (1st Cir. 1996) and Pinter v. Dahl, 486 U.S. 622 (1988), do not apply in the mutual fund context; and plaintiffs offer no logical reason why they should not. Compare, e.g., Shaw, 82 F.3d at 1215.

Plaintiffs' conclusory "solicitation" allegation also is insufficient. Opp. at 48-49. The complaints must, but do not, "allege *by whom* the plaintiffs were solicited and *from whom* they purchased shares; these assertions must be supported by specific factual allegations demonstrating a direct relationship between the defendant and the plaintiff-purchaser." In re Royal Ahold, 351 F. Supp. 2d at 406 (citing Pinter, 486 U.S. at 651) (emphasis added).

5. The September 2004 Amended Complaints Do Not Relate Back To The Initial Complaints

Federal Rule of Civil Procedure 15(c)(3) provides that an amended pleading adding new defendants relates back to the original pleading only if, within the period allotted, the party to be brought in:

> (A) has received such notice of the institution of the action that the party will not be prejudiced in maintaining a defense on the merits, *and* (B) knew or should have known that, *but for a mistake concerning the identity of the proper party*, the action would have been brought against the party. (emphasis added).

Plaintiffs recite these tests but do not apply them. See Opp. at 49-50 (citing Benn v. Seventh-

Day Adventist Church, 304 F. Supp. 2d 716, 725 (D. Md. 2004)). First, plaintiffs do not assert that they made *any* mistake (in identity or otherwise).[11] This ends the matter. Second, they suppose that the new defendants might have been aware of the lawsuits during the relevant period. Opp. at 50. This is not enough – the new defendants would have had to know during the period that "they would be sued." See Keller, 923 F.2d at 33-34; Benn, 304 F. Supp. 2d at 725. Thus, the amended claims against new defendants do not relate back to the initial ones and must be dismissed.

B. Plaintiffs' Claims Under Section 10(b) Of The Exchange Act Should Be Dismissed

1. Plaintiffs Cannot Bring Section 10(b) Claims On Behalf Of Holders

Plaintiffs' analysis of Blue Chip Stamps v. Manor Drug Stores, 421 U.S. 723 (1975), is incorrect. There is no question that Blue Chip extinguishes holder claims, and plaintiffs' attempt to construe the decision more narrowly rests on the false premise that the policy concerns cited therein are no longer valid. Opp. at 7-11. As plaintiffs interpret Blue Chip, only actions by plaintiffs who did not purchase or sell a security and who claim that they would have but for the defendants' conduct are barred. Opp. at 8. Plaintiffs say that because holders did purchase securities (albeit prior to the Class Period), they must have standing under Blue Chip. In fact, plaintiffs' theory is the *same* theory barred by Blue Chip. They allege that misconduct "caused" the holders "to hold ... shares." See, e.g., MFS Compl. ¶ 123; Columbia Compl. ¶ 183. In other words, they allege that the holders did not sell because of defendants' conduct. Such claims are exactly what Blue Chip sought to prevent. 421 U.S. at 743. See Dabit v. Merrill Lynch, Pierce,

[11] Failure to appreciate that a new party might be liable is not a "mistake of identity." Benn, 304 F. Supp. 2d at 726. Plaintiffs concede that they knew the identities of the newly named Section 11 and Section 12(a)(2) Fund Defendants at the time they filed the initial complaints; they were fund "underwriters or individuals who signed the registration statements." Opp. at 50. Plaintiffs' decision not to sue them in their initial pleadings "must be viewed as a deliberate choice, not a mistake." Benn, 304 F. Supp. 2d at 726; see also Keller v. Prince George's County, 923 F.2d 30, 34 (4th Cir. 1991) (individuals not initially sued could justifiably assume that plaintiffs did not intend to sue them).

Fenner & Smith, Inc., 395 F.3d 25, 38 (2d Cir. 2005); Int'l Data Bank v. Zepkin, 812 F.2d 149, 152 (4th Cir. 1987) (no standing for nonsellers and nonpurchasers); Head v. Head, 759 F.2d 1172, 1174 (4th Cir. 1985) (no standing for nonsellers).[12]

Plaintiffs also misinterpret the policy rationale of Blue Chip. As plaintiffs acknowledge (Opp. at 9), in adopting the purchaser-seller requirement, the Blue Chip Court sought to prevent "vexatious litigation" caused by a "widely expanded class of plaintiffs under Rule 10b-5." Blue Chip, 421 U.S. at 740. If the Court were to find that holders have standing, it would dramatically expand the Section 10(b) remedy by allowing every mutual fund and public company shareholder (and an expanded category of private company shareholders) to bring a private action. Such an expansion would ignore Blue Chip's concerns that expanding the class of plaintiffs in Section 10(b) cases beyond buyers and sellers would encourage vexatious litigation and cause serious issues of proof.[13] See, e.g., id. at 742-43, 746.

The purported holder claims are, in any event, barred by Section 10(b)'s statute of repose. Every class period commences five years before the initial complaint was filed. This is the same period as the Exchange Act statute of repose. 28 U.S.C. § 1658(b). Plaintiffs cannot have purchaser and holder subclasses because the statute of repose bars all claims arising from

[12] To deflect attention away from their counterintuitive arguments, plaintiffs accuse the Fund Defendants of being inconsistent in arguing that holders do not satisfy the purchaser-seller requirement of Section 10(b) while also claiming that SLUSA preempts the holder claims because they are "in connection with" the purchase or sale of a security. Opp. at 7-8. There is no inconsistency, however. See, e.g., Kircher v. Putnam Funds Trust, 403 F.3d 478, 483-84 (7th Cir. 2005) (holder claims preempted by SLUSA and barred by purchaser-seller requirement). The purchaser-seller standing requirement is *not* a judicial construction of the "in connection with" requirement found in SLUSA and Section 10(b). See Holmes v. Sec. Inv. Protection Corp., 503 U.S. 258, 284 (1992) (O'Connor, J., concurring in part and concurring in judgment) ("The purchaser/seller standing limitation in Rule 10b-5 damages actions ... does not stem from a construction of the phrase 'in connection with the purchase or sale of any security.'"); accord Kircher, 403 F.3d at 483-84. Instead, it is a judicially crafted limitation on standing that would prevent certain private plaintiffs from bringing an action that otherwise meets the statutory elements of Section 10(b). See Blue Chip, 421 U.S. at 737-40 (explaining policy rationale for imposing standing requirement on Section 10(b) claims). Thus, because the "in connection with" and the purchaser-seller requirements are distinct, there is no inconsistency in asserting that the holder claims satisfy the "in connection with" language of SLUSA but that the holders do not meet the purchaser-seller standing requirement.

[13] Plaintiffs claim that the PSLRA cured the problem of vexatious litigation, but the Supreme Court has continued to approve of Blue Chip as a way to stop vexatious litigation even after that date. See Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627, 1633 (2005) (citing Blue Chip in noting that Section 10(b) was not intended to "provide investors with broad insurance against market losses"); United States v. O'Hagan, 521 U.S. 642, 665 (1997).

purchases before the class period. See, e.g., id.; Lieberman v. Cambridge Partners, L.L.C., 2004 WL 1396750, at *2 (E.D. Pa. Jun. 21, 2004). Anyone who purchased within the class period is a purchaser. Compare Opp. at 7 (describing holders as "those who purchased shares before the Class Period and held shares during the Class Period"). Purchases and sales outside the statute of repose are irrelevant for Section 10(b) purposes. Thus, no holder subclass can (or need) exist.

2. Plaintiffs Have Failed Adequately To Allege Reliance

Plaintiffs fail to plead actual reliance on defendants' statements, and cannot satisfy that essential element of their claim by way of two inapplicable presumptions.

a. The Affiliated Ute Presumption of Reliance Does Not Apply

Plaintiffs alleging affirmative misrepresentations cannot plead reliance using the Affiliated Ute presumption. See Affiliated Ute Citizens of Utah v. United States, 406 U.S. 128 (1972); Joseph v. Wiles, 223 F.3d 1155, 1162 (10th Cir. 2000) (presumption limited to omissions and not affirmative misrepresentations); Cox v. Collins, 7 F.3d 394, 395-96 (4th Cir. 1993) (presumption not warranted "when the plaintiff alleges both non-disclosure and positive misrepresentation instead of only non-disclosure"). That presumption "exists in the first place to aid plaintiffs when reliance on a negative would be practically impossible to prove." Joseph, 223 F.3d at 1162. Here, plaintiffs rely heavily on alleged affirmative misrepresentations set forth in mutual fund prospectuses.[14] To permit such affirmative statements to be recast as omissions "would permit the Affiliated Ute presumption to swallow the reliance requirement almost completely." Joseph, 223 F.3d at 1163.

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[14] For example, plaintiffs note that certain MFS prospectuses stated, "The MFS funds do not permit market timing and other excessive trading practices that may disrupt portfolio management strategies and harm fund performance." Opp. at 15-16. Plaintiffs say this was actionable because the prospectuses omitted to state, "the funds actually allowed select participants to market time, to the detriment of long-term investors." Id. As the court in Joseph stated, "[s]tatements such as these, while struggling valiantly to bring the alleged conduct within the definition of 'omission,' indicate that what [plaintiffs] really protest[] are the affirmative misrepresentations allegedly made by defendants." 223 F.3d at 1163. The supplemental briefs address the allegations of the complaints in this regard.

b. The Fraud-On-The-Market Presumption Of Reliance Does Not Apply

In a mutual fund case, plaintiffs cannot establish reliance using the fraud-on-the-market presumption.[15] Clark v. Nevis Capital Mgmt, LLC, 2005 WL 488641, at *18 (S.D.N.Y. Mar. 2, 2005) (because price of shares in a mutual fund "is unaffected by alleged misrepresentations and omissions concerning the fund itself," plaintiff "may not establish reliance by invoking ... the so-called fraud-on-the-market theory," which presumes that available information is reflected in market prices upon which buyers are presumed to rely). See Fund Mem. at 20.

3. Plaintiffs Have Failed To Plead Misrepresentations And/Or Omissions Against Fund Complexes That Made No Statements About Market Timing

Plaintiffs assert, without authority, that Section 34(b) of the ICA and Section 10(b) of the Exchange Act each required defendants "to disclose material information to investors," and then complain that the Fund Defendants did not disclose that they permitted market timing. Opp. at 14-15. But neither statute requires disclosure of particular facts; and both apply only where a defendant undertook to say something that was materially false or misleading. Compare 15 U.S.C. §§ 78j(b), 80a-34(b) (false or misleading statements impermissible) with Basic v. Levinson, 485 U.S. 224, 239 n.17 (1988) ("silence, absent a duty to speak," is not actionable); see also Chiarella v. United States, 445 U.S. 222, 235 (1980) ("When an allegation of fraud is based upon nondisclosure, there can be no fraud absent a duty to speak."). There is no duty to disclose everything that is material, see Shaw, 82 F.3d at 1202 ("the mere possession of material nonpublic information does not create a duty to disclose it"), and neither Section 10(b) nor Section 34(b) purports to impose such a duty. Plaintiffs cite no regulations or statutes that

[15] Plaintiffs admit, "mutual [fund] prices do not reflect market events related to the mutual fund complexes themselves, only the underlying securities." Opp. at 38-39. Thus, mutual fund share prices are not affected by misrepresentations concerning the funds themselves, but rather by the prices of the underlying assets.

required the disclosure of market timing. Thus, absent statements about market timing made materially false or misleading by undisclosed facts, plaintiffs cannot advance a disclosure claim.

4. Plaintiffs Cannot Sue Defendants For Statements That They Are Not Alleged To Have Made

Plaintiffs attempt to apply the "group pleading" doctrine to a host of individual defendants. See Opp. at 16 n.13. However, the prevailing view of district courts in the Fourth Circuit is that such a pleading tactic is improper because it is inconsistent with the particularity requirements of the PSLRA and Rule 9(b). See, e.g., In re Royal Ahold, 351 F. Supp. 2d at 370; In re Cable & Wireless, PLC, Sec. Litig., 321 F. Supp. 2d 749, 773 (E.D. Va. 2004).

5. Plaintiffs Do Not Adequately Allege Scheme Liability Under Rule 10b-5(a) & (c)

In an effort to rescue their Section 10(b) claim and extend its reach to additional defendants, plaintiffs argue that all defendants participated in a "scheme" to defraud fund shareholders in violation of Rule 10b-5(a) & (c) by "work[ing] together ... to exploit market timing capacity in the funds." Opp. at 18. Market timing, however, is perfectly legal and not, in itself, fraudulent. See SEC v. PIMCO Advisors Fund Mgmt. LLC, 341 F. Supp. 2d 454, 468 (S.D.N.Y. 2004) ("[t]he SEC does not allege, nor could it, that market timing practices are *per se* illegal") (emphasis in original). Accordingly, "working together" to enter into market timing agreements, without more, is not actionable under Section 10(b).

Moreover, plaintiffs cannot transform market timing into a scheme by arguing that the defendants entered into these agreements in violation of the Funds' "purported restrictions on timing." Opp. at 18. Such allegations are indistinguishable from plaintiffs' misrepresentation claims and are nothing more than an attempt to extend Section 10(b) liability to aiders and abettors in violation of Central Bank of Denver, N.A. v. First Interstate Bank of Denver, N.A.,

511 U.S. 177, 184 (1994). See also In re Merrill Lynch & Co., Inc. Research Reports Sec. Litig., 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003) ("[t]o the extent that the [Class] Plaintiffs' 'scheme' merely repackages [their] 10b-5(b) claim, such allegations fail"); Lentell v. Merrill Lynch & Co., Inc., 396 F.3d 161, 177 (2d Cir. 2005) (affirming dismissal of Rule 10b-5(a) and (c) claims based upon alleged misrepresentations and omissions).

6. Plaintiffs Have Not Pleaded Loss Causation With Respect To Their Rule 10b-5(b) Claims

Plaintiffs' allegations cannot establish loss causation for one simple reason: a mutual fund is not traded on an open market, and its share price is not susceptible of manipulation by public statements by the fund advisor – a point plaintiffs concede. See Opp. at 37 n.37 (the "NAV of any fund is based on nothing more than the value of the underlying assets" – e.g., the prices of shares held in a fund's portfolio). The alleged misrepresentations in the fund prospectuses did not and could not affect the value of the funds' underlying assets.

Plaintiffs improperly attempt to plead loss causation by stating the conclusion of price inflation. They emphasize that defendants' alleged misrepresentations "*caused plaintiffs to purchase* the funds *at a price artificially inflated* as to the value the plaintiffs received." Opp. at 40 (emphasis added). That which causes a purchase to be made may relate to *transaction* causation, but not to *loss* causation. See, e.g., Lentell, 396 F.2d at 174 (allegation that disclosure caused plaintiffs to purchase at an inflated price is "'nothing more than a paraphrased allegation of transaction causation'" and cannot establish loss causation). The alleged conclusion of price inflation also is not enough. Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627, 1632 (2005) (rejecting the Ninth Circuit's "inflated purchase price" approach to proving causation and loss).[16]

[16] Plaintiffs do not sufficiently plead transaction causation. Because this is not a fraud-on-the-market case, plaintiffs must plead actual reliance on particular false or misleading statements, which they have failed to do. Fund Mem. at 28; supra at 10-11.

Plaintiffs also allege that they "receive[d] less return on the investments than they would have absent the fraudulent market timing *scheme*." Opp. at 40 (emphasis added). This ignores that plaintiffs have not stated an actionable scheme claim, see supra at 12-13, and that they connect this form of alleged harm only to the manner in which the funds were managed (and not to alleged misrepresentations). Thus, plaintiffs at most allege that the disclosures "touched upon" the alleged loss, and not that they caused it. Compare Dura Pharm., 125 S. Ct. at 1632 ("To 'touch upon' a loss is not to *cause* a loss, and it is the latter that the law requires."). They remain unable to show that a challenged disclosure caused a change in price.

C. No Private Right Of Action Exists Under Sections 36(a) Or 34(b) Of The Investment Company Act

1. Plaintiffs Ignore Or Distort Relevant Recent Legal Precedent

Plaintiffs assert a private right of action under ICA Sections 34(b) and 36(a) based on old cases that are not in line with current Supreme Court precedent. Compare Opp. at 58 & n.65 with Olmsted v. Pruco Life Ins. Co., 283 F.3d 429, 434 & n.4 (2d Cir. 2002) (citing Alexander v. Sandoval, 532 U.S. 275, 286 (2001)). Plaintiffs cite *no* case after Sandoval and Olmsted that has held that an implied private right of action exists under any provision of the ICA. It is true, of course, that Olmsted did not address Sections 34(b) or 36(a). See Opp. at 62. But in its wake district courts have applied its reasoning to deny implied private rights of action under many sections of the ICA, including Sections 34(b) and 36(a). See Fund Mem. at 34-36.[17]

Plaintiffs mischaracterize Strougo v. Bassini, 282 F.3d 162 (2d Cir. 2002), in suggesting that it is inconsistent with Olmsted.[18] In fact, in that case the Court did *not* "reaffirm[] its

[17] See also DH2, Inc. v. Athanassiades, 359 F. Supp. 2d 708, 714-15 (N.D. Ill. 2005) (recently applying Sandoval and Olmsted and, for the same reasons, finding that no private right of action exists under Section 17(j) of ICA, despite the fact that some courts previously had found such right).

[18] Contrary to plaintiffs' assertion, Bassini was decided on February 28, 2002 – prior to the March 7, 2002 decision in Olmsted, rather than "contemporaneously with" Olmsted. See Opp. at 63.

recognition of an implied right of action under § 36(a)." Compare Opp. at 64. Instead, the Court reversed the dismissal of the plaintiff's Section 36(a) claim without considering whether a private right of action exists under Section 36(a). Plaintiffs' quotations from Bassini pertain to the Court's analysis of Maryland law on shareholder standing, not to whether a private right of action exists. Compare Opp. at 64-65.

Plaintiffs misunderstand Jackson v. Birmingham Bd. of Educ., 125 S. Ct. 1497 (2005), which did not "undermine" Sandoval. Opp. at 62. In Jackson, the Supreme Court started with the premise that Title IX contained a private right of action for claims of sexual discrimination, and then determined that claims of retaliation fell within that *pre-existing* right. It held:

> We reach this result based on the statute's text. In step with Sandoval, we hold that Title IX's private right of action encompasses suits for retaliation, because retaliation falls within the statute's prohibition of intentional discrimination on the basis of sex.

Id. at 1508. Thus, Jackson did not disturb Sandoval's holding that Congressional intent, as manifested in the statute's text, is the only basis for finding a private right of action.

Plaintiffs' claim that "an implied right of action exists" because the "overarching theme" and language of Sections 34(b) and 36(a) is "investor protection" also fails. Opp. at 61. First, plaintiffs all but admit that Section 34(b) itself contains no reference to "protection of investors." Opp. at 64-65 (importing language from sections *other than* Section 34(b) to cite allegedly protective language). Rather, as in Olmsted, Section 34(b) only describes actions that are prohibited and contains no rights-creating language. See Fund Mem. at 35. Section 36(a) also primarily describes actions that are prohibited, and states that a court should give "due regard to the protection of investors" when it awards relief in an action brought *by the SEC*. See, e.g.,

Chamberlain v. Aberdeen Asset Mgmt. Ltd., 2005 WL 195520, at *3 (E.D.N.Y. Jan. 21, 2005).[19]

In any event, an objective of investor protection does not imply an intention to provide a private right of action. Neither the Supreme Court in Sandoval nor the Second Circuit in Olmsted held that a statute's mere mention of individuals to be protected demonstrates congressional intent to create a private right of action. Investor protection can be accomplished by SEC enforcement. Plaintiffs' reading – turning the most general intent to protect the public through regulatory oversight into a private cause of action – would transform nearly any statutory prohibition into a private right of action.[20]

2. There is No Contemporaneous Legislative History Supporting An Implied Private Right Of Action Under Sections 34 And 36(a)

As the Second Circuit stated in Olmsted, "[w]here the text of a statute is unambiguous, 'judicial inquiry is complete [ ] except in rare and exceptional circumstances,' and legislative history [is] instructive only upon 'the most extraordinary showing of contrary intentions.'" Olmsted, 283 F.3d at 435 (citations omitted). In Central Bank, the Supreme Court made clear that the only legislative history relevant to congressional intent to create a private right of action is that which is *contemporaneous* with the passage of the statute, and that "the interpretation given by one Congress … to an earlier statute is of little assistance in discerning the meaning of that statute." 511 U.S. at 185.

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[19] On April 6, 2005, the court in Chamberlain vacated its earlier decision after a joint motion by both parties as a precondition to settlement. However, the court stated that granting the motion to vacate did "not constitute a reconsideration of the merits of the case or a negation of the substance of the previously issued Order; rather, the Motion is granted simply in order to permit the parties to proceed to settlement." Chamberlain, Civil Action No. 02-CV-5870, slip op. at 2 (E.D.N.Y. April 6, 2005).

[20] Plaintiffs' reliance on Transamerica Mortgage Advisors, Inc. v. Lewis, 444 U.S. 11 (1979) also distorts Supreme Court precedent. Opp. at 59-60. Contrary to plaintiffs' broad characterization, Transamerica recognized only a very limited right to specific rescissionary relief in federal court. Transamerica, 444 U.S. at 19. Furthermore, pointing to factors that compel a similar result here, Transamerica refused to recognize a more general private right of action for damages under Section 206 of the IAA. For example, the Transamerica Court stated that where, as here, the statute includes express enforcement provisions (e.g., the express private right in Section 36(b)), "it is highly improbable that 'Congress absentmindedly forgot to mention an intended private action.'" Transamerica, 444 U.S. at 20. Nothing about Transamerica supports the existence of a private right of action under Section 34(b) or Section 36(a).

Here, Section 36(a)'s text – which creates an express right of action for the SEC, and not for private individuals – is unambiguous, and plaintiffs fail to make any "extraordinary showing of contrary intentions" in the contemporaneous legislative history. Olmsted, 283 F.3d at 435. Rather, plaintiffs quote statements that Congress made during the 1980 Amendments to the ICA – ten years *after* the 1970 Amendments that created Section 36(a). See Opp. at 64; see also Fund Deriv. Pl. Opp. at 25. The Court in Olmsted expressly declined to rely on the same statements: "A report prepared by a House committee on one piece of legislation cannot constitute an 'extraordinary showing' of congressional intent for different legislation" passed at a different point in time. Olmsted, 283 F.3d at 435. Plaintiffs here can make no use of the same statements rejected in Olmsted.[21]

Plaintiffs' suggestion that Congress' 1970 Amendments to the ICA somehow ratified courts' previous findings of an implied right of action under Section 36 – before the creation of Section 36(a) – is wrong. Opp. at 63; see also Fund Deriv. Pl. Opp. at 24-25 (attempting to equate Congressional *inaction* with "*endorsement*" of private right of action). The legislative history to the 1970 Amendments makes no reference to previous court decisions finding an implied right of action under Section 36 or any other section of the ICA. The Supreme Court has stated that mere congressional silence cannot constitute congressional acquiescence:

> [O]ur observations on the acquiescence doctrine indicate its limitations as an expression of congressional intent. "It does not follow … that Congress' failure to overturn a statutory precedent is reason for this Court to adhere to it. It is 'impossible to assert with any degree of assurance that congressional failure to act represents' affirmative congressional approval of the [courts'] statutory interpretation ….

[21] Plaintiffs similarly fail to cite to any *contemporaneous* legislative history supporting a private right of action under Section 34(b), which has not been amended since its original enactment in 1940. Plaintiffs' reliance on In re Nuveen Fund Litig., 1996 WL 3280006 (N.D. Ill. Jun. 11, 1996), where the court cited the same *subsequent* legislative history from the 1980 Amendments in finding an implied private right of action under Section 34(b), thus is misguided. Opp. at 66. In addition, Nuveen's citation to congressional *purpose* rather than congressional *intent* is part of the *ancien regime* and is entirely inconsistent with the approach now dictated by the Supreme Court. See Sandoval, 532 U.S. at 286-87.

> Congress may legislate, moreover, only through the passage of a bill which is approved by both Houses and signed by the President .... Congressional inaction cannot amend a duly enacted statute."

Central Bank, 511 U.S. at 187; accord Sandoval, 532 U.S. at 292.[22]

D. Plaintiffs Fail To State A Legally Cognizable Claim Under Section 36(b)

Plaintiffs misstate the test in this Circuit for legal cognizability of a Section 36(b) claim. In Migdal v. Rowe Price-Fleming Int'l, Inc., 248 F.3d 321 (4th Cir. 2001), the Fourth Circuit stated:

> Plaintiffs contend [] that Section 36(b)'s private right of action is not limited solely to claims for excessive compensation ... Plaintiffs' position, however, is not supported by either the statutory text or the caselaw ... As the statutory text indicates, Section 36(b) is sharply focused on the question of whether the fees themselves were excessive ... Congress passed Section 36(b) primarily to address the concern that "advisers'" fees ... may have become unreasonably high.

Id. at 328. Plaintiffs' argument that "§ 36(b) contemplates a far greater range of allegations than merely disproportionate fees" (Opp. at 56) is contrary to Migdal and, indeed, rests on the same case law the Fourth Circuit rejected in Migdal, including Green v. Nuveen Advisory Corp., 186 F.R.D. 486 (N.D. Ill. 1999) and Green v. Fund Asset Mgmt., L.P., 19 F. Supp. 2d 227 (D.N.J. 1998). See Migdal, 248 F.3d at 329.[23]

Moreover, the fact that Fund directors are *not* alleged to have received compensation for "investment advisory services" bars the Section 36(b) claims against them. Plaintiffs' quotation from Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082 (E.D.N.Y. 1977) (Opp.

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[22] The class and derivative plaintiffs' reliance on Tannenbaum v. Zeller, 552 F.2d 402 (2d Cir. 1977), and Fogel v. Chestnutt, 533 F.2d 731 (2d Cir. 1975) thus is out of step with more recent and controlling Supreme Court precedent. See, e.g., DH2, Inc., 359 F. Supp. 2d at 715.

[23] Defendants hereby incorporate by reference the arguments on Section 36(b) set forth in the Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints.

at 58), omits language which shows that Halligan supports dismissal of the Section 36(b) claim against the directors for recovery of directors' fees:

> *The section must be narrowly read to mean that only those who receive money paid by the investment company for investment advisory services may be held liable* for breach of their fiduciary duty with respect to such payments.

Id. at 1085 (emphasis supplied).

Here, no Section 36(b) claim (including the Section 36(b) claims in the Invesco and Janus Complaints cited by plaintiffs (Opp. at 58)), alleges that any director received compensation for "investment advisory services" to the Funds. Directors' fees are not within the scope of Section 36(b). Accordingly, the Section 36(b) claims against the Fund directors must be dismissed.[24]

E. The Complaints Fail To State A Claim For Control Person Liability

The control person claims are insufficient because plaintiffs have failed to state a claim against any defendant for a primary violation of the securities laws. Fund Mem. at 39. Furthermore, plaintiffs have not pleaded sufficiently specific facts to state a claim for control person liability. Fund Mem. at 40. A control person claim must be dismissed where plaintiffs merely plead legal conclusions instead of "facts sufficient to state elements of such a claim." Iodice v. United States, 289 F.3d 270, 281 (4th Cir. 2002). See also In re Royal Ahold, 351 F. Supp. 2d at 409 (plaintiffs must plead "facts from which it can reasonably be inferred [that] the defendant was a control person") (quotation omitted). Merely reciting generalities while liberally deploying the word "control" is insufficient. See, e.g., In re Medimmune, Inc. Sec.

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[24] See, e.g., Green v. Fund Asset Mgmt., L.P., 147 F. Supp. 2d 318, 329-30 (D.N.J. 2001), aff'd, 286 F.3d 682 (3d Cir. 2002), cert. den., 537 U.S. 884 (2002); Jerozal v. Cash Reserve Mgmt., Inc., 1982 WL 1363, at *6 (S.D.N.Y. Aug. 10, 1982). Accord Tarlov v. Paine Webber Cashfund, 559 F. Supp. 429, 441 (D. Conn. 1983); Cohen v. Fund Asset Management, Inc., 1980 WL 1488 at *2-*3 (S.D.N.Y. Mar. 31, 1980) (Section 36(b) claims against Fund directors dismissed).

Litig., 873 F. Supp. 953, 964 (D. Md. 1995) (requiring "[s]pecific allegations"). Moreover, allegations of control based on defendants' status are insufficient, and plaintiffs have failed to address any of the cases cited by defendants, see Fund Mem. at 40, in support of this argument.[25]

Plaintiffs' Section 48(a) claims suffer from additional defects. There is no implied right of action under Section 48(a), see supra at 14-17, and, even if there were, the Complaints fail adequately to plead the required elements for such a claim. Fund Mem. at 41-42. Moreover, Section 48(a) does not apply in these cases because there was no "procurement" of a violation of the ICA. Fund Mem. at 42. Plaintiffs mistakenly argue that the defendants are requiring them to plead "in conformity with the title of § 48(a)." Opp. at 68 (emphasis omitted). That is not the case; rather, the title of Section 48(a) ("Procurement") supports the defendants' argument that Section 48(a) only prohibits a person from obtaining the agreement of another person (i.e., "procuring") to commit an act that would be unlawful under the ICA for the procuring person himself to commit. Fund Mem. at 42. Plaintiffs have made no "procurement" allegations here and, as such, they fail to state a claim under Section 48(a).

III. PLAINTIFFS' STATE LAW CLAIMS SHOULD BE DISMISSED

A. SLUSA Preempts The State Law Claims

Plaintiffs' efforts to avoid SLUSA depend on two unpersuasive arguments: (1) that their state law claims do not satisfy SLUSA's "misrepresentation or omission" element; and (2) that including "holders" in the alleged classes exempts the state law claims from SLUSA preemption.

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[25] Despite the Opposition's assertion to the contrary (Opp. at 51), it would be appropriate for the Court to resolve plaintiffs' claims of control person liability on the defendants' motion to dismiss. See, e.g., Aldridge v. A.T. Cross Corp., 284 F.3d 72, 85 (1st Cir. 2002); In re Medimmune, Inc. Sec. Litig., 873 F. Supp. at 961.

1. Plaintiffs' Express Allegations Of Misrepresentations And Omissions Satisfy SLUSA's Misrepresentation Or Omission Element

The Complaints are replete with express allegations of misrepresentations and omissions, including allegations of a "plan, scheme and course of conduct [to] deceive," "untrue statements of material fact," and "untruths and/or omissions." See, e.g., Fund Mem. at 46; Nations Compl. ¶¶ 2, 141, 144, 166. These allegations – the same ones that form the bases of plaintiffs' Section 10(b) claims – are incorporated into their state law claims. See, e.g., Nations Compl. ¶¶ 224, 232, 237, 245. Plaintiffs nevertheless argue that SLUSA does not apply because the state law claims do not have fraud as a "formal element." Opp. at 70-73. But SLUSA preemption does not turn on labels. The sole test under SLUSA is whether misrepresentations or omissions are *alleged*: "No covered class action based upon the statutory or common law of any State ... may be maintained in any State or Federal court by any private party *alleging (A) a misrepresentation or omission of a material fact* ...." 15 U.S.C. § 78bb(f)(1) (emphasis added); see also 15 U.S.C. § 77p(b).[26]

The cases also reject plaintiffs' argument. The Third Circuit recently held that "preemption ... [turns] on whether the SLUSA prerequisites are 'alleged' in one form or another," not on the "essential legal elements of a claim." Rowinski v. Salomon Smith Barney Inc., 398 F.3d 294, 300 (3d Cir. 2005); see also Dabit, 395 F.3d at 34 (SLUSA preemption turns on analysis of the allegations made), petition for cert. filed, 73 U.S.L.W. 3632 (Apr. 11, 2005) (No. 04-1371); Green v. Ameritrade, Inc., 279 F.3d 590, 596 (8th Cir. 2002) (test is whether "the defendant is *alleged* to have misrepresented or omitted a material fact") (emphasis added). Thus,

[26] Plaintiffs also allege that defendants employed "manipulative or deceptive device[s] or contrivance[s]" to defraud investors, i.e., claims under Rule 10b-5(a) and 10b-5(c). Opp. at 17 (internal quotation marks omitted). State law claims based on these allegations are subject to SLUSA dismissal just the same. SLUSA preempts, not only state law claims alleging "misrepresentation or omission," 15 U.S.C. § 78bb(f)(1)(A), § 77p(b)(1), but also state law claims alleging "that the defendant used or employed any manipulative or deceptive device or contrivance." Id. § 78bb(f)(1)(B); § 77p(b)(2).

given that the Complaints repeatedly allege misrepresentations and omissions, no further inquiry into the "formal elements" of the state law claims is necessary or appropriate.[27]

If plaintiffs were correct, they could *always* pursue class actions for securities fraud in federal court and for unjust enrichment (or a myriad of other state theories) in state court, based on the same alleged harm and course of conduct. This would eviscerate SLUSA's mandate that "class actions alleging fraud in the sale of certain covered securities ... be governed exclusively by federal law." Dabit, 395 F.3d at 33 (internal quotation marks omitted); see also Feitelberg, 234 F. Supp. 2d at 1051. This is also exactly the conduct that Congress sought to prevent in passing SLUSA. It is no surprise, then, that every one of these state law claims has been held to be subject to SLUSA preemption. See Fund Mem. at 44.[28]

Plaintiffs' cases do not support their argument. In Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc., 341 F. Supp. 2d 258 (S.D.N.Y. 2004), the court explained that "courts must probe the plaintiffs' pleading" to examine, not just the "technical elements of a claim," but also the "factual allegations intrinsic to the claim as alleged." Id. at 265-66. It was only "[b]ecause Xpedior's Complaint [does not] allege[] ... 'a misrepresentation or omission of a material fact'" that it was "not preempted by SLUSA." Id. at 270. Other cases cited by plaintiffs are to the same effect. See, e.g., Norman v. Salomon Smith Barney Inc., 350 F. Supp.

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[27] Notably, because SLUSA should be interpreted "broad[ly]," Patenaude v. Equitable Life Assurance Soc'y of the United States, 290 F.3d 1020, 1025 (9th Cir. 2002), courts recognize that SLUSA applies even where plaintiffs have pleaded allegations of misrepresentation only "implicitly." See, e.g., Behlen v. Merrill Lynch, 311 F.3d 1087, 1095-96 (11th Cir. 2002). Even if plaintiffs had avoided "magic language" in their pleadings and omitted express allegations of misrepresentations or omissions, SLUSA preemption would still apply. See Feitelberg v. Merrill Lynch & Co., Inc., 234 F. Supp. 2d 1043, 1051 (N.D. Cal. 2002), aff'd, 353 F.3d 765 (9th Cir. 2003). As the district court held in Nekritz v. Canary Capital Partners, LLC, 2004 WL 1462035 (D.N.J. Jan. 12, 2004), a case that is now part of these proceedings, "[a] strong argument can be made that deception was clearly, and necessarily, part of the alleged market timing arrangement: the scheme could not have continued if ordinary investors had known how they were being taken advantage of." Id. at *3.

[28] See also Rowinski, 398 F.3d at 297 (unjust enrichment); Dabit, 395 F.3d at 29-30 (breach of fiduciary duty and contract); Prof'l Mgmt. Assocs. v. KPMG LLP, 335 F.3d 800, 802 (8th Cir. 2003) (aiding and abetting breach of fiduciary duty).

2d 382, 386 (S.D.N.Y. 2004) ("the Complaint simply contains no allegations of fraud").[29]

2. Plaintiffs' Inclusion Of Holders In Their Class Of Purchasers Does Not Defeat SLUSA Preemption

A mixed class of holders and purchasers falls "squarely" within SLUSA. See, e.g., Rowinski, 398 F.3d at 303 (claims asserted on behalf of both holders and purchasers or sellers "squarely preempted under SLUSA"); Prof'l Mgmt. Assocs., 335 F.3d at 802-03 (action brought on behalf of a class including persons who "bought and held" shares fell "squarely within SLUSA's parameters"); In re Alger, Columbia, Janus, MFS, One Group, and Putnam Mutual Fund Litig., 320 F. Supp. 2d 352, 354 (D. Md. 2004) (Motz, J.) ("the allegations made in [plaintiffs'] complaints ... are broad enough to include within the proposed classes persons who purchased and/or sold mutual fund shares during the class periods," bringing these actions "under SLUSA").[30]

Plaintiffs nevertheless attempt to salvage their "holder" claims by asking the Court to permit them to divide the mixed group on whose behalf they have sued into subclasses (sometimes referred to as separate classes) of purchasers and holders. Opp. at 76-77. Such procedural gymnastics accomplish nothing because SLUSA preempts both purchaser *and* holder claims. As the Seventh Circuit recently recognized, SLUSA and the private cause of action

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29 In Hines v. ESC Strategic Funds, Inc., 1999 WL 1705503 (M.D. Tenn. Sept. 17, 1999), the complaint contained allegations of fraud, and SLUSA preempted a breach of contract claim. Id. at *5-*7. The breach of fiduciary duty claim was not preempted only because the allegations with respect to that claim were not "in connection with" the purchase or sale of the shares. Id. at *6. Other authorities cited by plaintiffs do not even discuss the misrepresentation element. Kircher v. Putnam Funds Trust, 403 F.3d 478 (7th Cir. 2005) did not in fact apply a "necessary component test," see Opp. at 71, and dealt solely with interpreting the phrase "in connection with the purchase or sale," because "[p]laintiffs do not contend that any other part of SLUSA is pertinent." Id. at 482-83; see also Shaw v. Charles Schwab & Co., Inc., 128 F. Supp. 2d 1270, 1272-73 (C.D. Cal. 2001).

30 The cases cited by plaintiffs are not to the contrary. Some of these authorities have since been repudiated. See Opp. at 74; Potter v. Janus Inv. Fund, 2004 WL 1173201 (S.D. Ill. Feb. 12, 2004), consolidated with and overruled by Kircher, 403 F.3d at 478; see also Bradfisch v. Templeton Funds, Inc., 319 F. Supp. 2d 897 (S.D. Ill. 2004), repudiated by Kircher, 403 F.3d at 478. In any event, they all involve complaints that did not involve a "mixed" class because they "expressly" excluded claims by purchasers. See Gutierrez v. Deloitte & Touche, L.L.P., 147 F. Supp. 2d 584, 593 (W.D. Tex. 2001) ("[Plaintiffs] have expressly carved out and excluded purchasers when they elected to allege only claims for holding covered securities") (internal quotation marks and brackets omitted); Meyer v. Putnam Int'l Voyager Fund, 220 F.R.D. 127, 129 (D. Mass. 2004).

under Section 10(b) are *not* co-terminous; accordingly, even though holders do not have standing to sue under Section 10(b) because of Blue Chip, 421 U.S. 723, their state law claims are still preempted by SLUSA. Kircher, 403 F.3d at 484.[31]

In any event, sub-classing is improper where plaintiffs made no effort to differentiate between holders and purchasers in their class definitions. As the Second Circuit recently held:

> Where ... the complaint does not include sufficient information to permit the court to identify and separate preempted and non-preempted subclasses, we believe that the proper approach will ordinarily be to dismiss the entire claim pursuant to SLUSA.

Dabit, 395 F.3d at 46; see also Hardy v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 189 F. Supp. 2d 14, 19-20 (S.D.N.Y. 2001) (dismissing complaint where it was impossible to distinguish mere holders from purchasers on the basis of the class definition in the complaint); Dacey v. Morgan Stanley Dean Witter & Co., 263 F. Supp. 2d 706, 710-11 (S.D.N.Y. 2003) (distinguishing Hardy on ground that "the Complaint identifie[d] two putative subclasses" with precision).

IV. CONCLUSION

For the reasons set forth above, and also in the Fund Defendants' Corrected Omnibus Memorandum of Law in support of their Motion to Dismiss the Consolidated Class Action Complaints and the supplemental memoranda, the Fund Defendants respectfully request that this Court dismiss the Complaints with prejudice and without leave to replead.

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[31] Plaintiffs argue that following the Seventh Circuit's approach would leave holders without a remedy. Opp. at 75-76. This is not true. The Seventh Circuit recognized that holder claims may be vindicated by public enforcement, which is precisely what happened here. See Kircher, 403 F.3d at 483. Plaintiffs do not dispute that holders as well as purchasers will benefit from the massive distributions of regulatory settlement proceeds. Although SLUSA contains a number of express exceptions, none of them covers the instant case.

Of course, if SLUSA and the private right of action under Section 10(b) were co-terminous, under plaintiffs' own arguments, the state law holder claims are still preempted. Plaintiffs argue that Blue Chip's standing limitation does not apply in the mutual fund market-timing context. See Opp. at 7-13; see also In re Mutual Fund Litig., 320 F. Supp. 2d at 356. If this argument were correct, then mutual fund "holders" have standing to sue under Section 10(b), but their state law claims necessarily are barred by SLUSA. See Dabit, 395 F.3d at 36 ("SLUSA will preempt precisely those state class actions which could be brought as federal actions subject to the heightened requirements of the PSLRA."); Rowinski, 398 F.3d at 299.

Dated: May 22, 2005

Respectfully submitted,

WILMER CUTLER PICKERING
HALE AND DORR LLP

/s/

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne L. Monteavaro
60 State Street
Boston, MA 02109
Telephone: (617) 526-6000
Facsimile: (617) 526-5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

Counsel for Massachusetts Financial Services Company, MFS Investment Management, Sun Life Financial Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life Financial (U.S.) Holdings, Inc., Sun Life Financial (U.S.) Investments, LLC, Sun Life of Canada (U.S.) Financial Services Holdings, Inc., MFS Fund Distributors, Inc., MFS Service Center, Inc. and Arnold Scott

Of Counsel:

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Telephone: (212) 715-1000
Facsimile: (212) 715-1399
Stewart_Aaron@aporter.com

Counsel for Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Telephone: (212) 878-8000
Facsimile: (212) 878-8375
mark.kirsch@cliffordchance.com
mark.holland@cliffordchance.com
wesley.powell@cliffordchance.com
mary.dulka@cliffordchance.com
anthony.candido@cliffordchance.com
margaret.snyder@cliffordchance.com

Counsel for Alliance Capital Management Holding, L.P., Alliance Capital Management, Alliance Capital Management Corporation, AllianceBernstein Investment Research and Management, Inc., and Alliance Global Investor Services, Inc.

David W. Haller
Michael Naft
COVINGTON & BURLING
1330 Avenue of the Americas
New York, New York 10019
Telephone: (212) 841-1000
Facsimile: (212) 841-1010
dhaller@cov.com
mnaft@cov.com

Counsel for James P. Connelly, Jr.

Richard J. Morvillo
Aimée D. Latimer
F. Ryan Keith
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Telephone: (202) 624-2500
Facsimile: (202) 628-5116
rmorvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com

Counsel for Thomas A. Hooker, Jr.

Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
Facsimile: (212) 909-6836
moconnor@debevoise.com

Counsel for Amvescap PLC, INVESCO Funds Group, Inc., INVESCO Distributors, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Ltd., INVESCO Global Assets Management (N.A.), AIM Advisors, Inc., AIM Investment Services, Inc., and AIM Distributors, Inc.

Peter M. Collins
HOLLYER BRADY BARRETT & HINES LLP
551 Fifth Avenue
New York, New York 10176
Telephone: (212) 818-1110
Facsimile: (212) 818-0494
Pcollins@hollyerbrady.com

Counsel for The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China–U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

Paul J. Fishman
Andrew W. Goldwater
FRIEDMAN KAPLAN SEILER
& ADELMAN LLP
1633 Broadway
New York, New York 10019
Telephone: (212) 833-1100
Facsimile: (212) 833-1250
Pfishman@fklaw.com
Agoldwater@fklaw.com

Counsel for Mark A. Beeson

J. Gordon Cooney, Jr.
Paul D. Weller
MORGAN, LEWIS & BOCKIUS LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: (215) 963-5000
Facsimile: (215) 963-5001
jgcooney@morganlewis.com
pweller@morganlewis.com

Counsel for SEI Investments Distribution Co.

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539
mperry@gibsondunn.com

Counsel for Janus Capital Group Inc. and Janus Capital Management LLC

Christopher P. Hall
John M. Vassos
Todd D. Brody
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6000
Facsimile: (212) 309-6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com

Counsel for Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Investment Company Capital Corp. and Scudder Distributors, Inc.

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, California 90071-3132
Telephone: (213) 612-2500
Facsimile: (213) 612-2501
Tltaylor@morganlewis.com
Ahami@morganlewis.com

Counsel for William N. Post II

Michael W. McTigue Jr.
DRINKER BIDDLE & REATH, LLP
One Logan Square
18th and Cherry Streets
Philadelphia, Pennsylvania 19103
Telephone: (215) 988-2700
Facsimile: (215) 988-2757
michael.mctigue@dbr.com

Counsel for Frederick S. Wonham, Donald L. Campbell, Rodman L. Drake, Joseph H. Dugan, Wolfe J. Frankl, W. Wallace McDowell, Jr., Jonathan Piel, Robert A. Robinson, Alfred C. Tannachion, Morrill Melton Hall, Jr., Ralph E. Gomery and Roger M. Lynch

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Telephone: (312) 269-8083
Facsimile: (312) 269-1747
Mrabinowitz@ngelaw.com

Counsel for Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Daniel J. Kramer
Liza M. Velazquez
PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Telephone: (212) 373-3000
Facsimile: (212) 757-3990
DKramer@paulweiss.com
LVelazquez@paulweiss.com

Counsel for Bank One Corporation, Banc One Investment Advisors Co rporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc., One Group Services Company, David J. Kundert, Peter W. Atwater, Richard R. Jandrain, III, Gary J. Madich, Kenneth T. Stevens, David R. Meuse, William G. Jurgenson, William P. Boardman, Richard W. Vague and Richard R. Wad

John F. Pritchard
Eric T. Streck
PILLSBURY WINTHROP SHAW PITTMAN LLP
1540 Broadway
New York, New York 10036
Telephone: (212) 858-1000
Facsimile: (212) 858-1500
john.pritchard@pillsburylaw.com
eric.streck@pillsburylaw.com

Counsel for U.S. Trust Co., N.A., United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey, Stephen Hassenfelt and Brian F. Schmidt

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com

Counsel for the Franklin-Templeton Defendants

Bruce E. Clark
William L. Farris
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Telephone: (212) 558-4000
Facsimile: (212) 558-3588
Clarkb@sullcrom.com
Farrisw@sullcrom.com

Counsel for Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc. and Ronald C. Ognar

William P. Ziegelmueller
STETLER & DUFFY, LTD.
11 South LaSalle St., Suite 1200
Chicago, Illinois 60603
Telephone: (312) 338-0211
Facsimile: (312) 338-0070
bziegel@stetlerandduffy.com

Counsel for John Abunassar

Darryl P. Rains
Bryan J. Wilson
MORRISON AND FOERSTER LLP
755 Page Mill Road
Palo Alto, California 94304-1018
Telephone: (650) 813-5600
Facsimile: (650) 494-0792
drains@mofo.com
bwilson@mofo.com

Counsel for The Charles Schwab Corporation and Charles Schwab & Co., Inc.

Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000
PKRowe@wlrk.com
SRDrima@wlrk.com
MJEArms@wlrk.com

-and-

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY
CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Telephone: (410) 580-3000
Facsimile: (410) 580-3001
James.mathias@dlapiper.com
David.clarke@dlapiper.com
Strider.dickson@dlapiper.com

Counsel for Bank of America Corporation, Bank of America, N.A., Banc of America Securities LLC, BACAP Distributors, LLC, Banc of America Capital Management, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc

Richard Shoenstein
Theodore A. Kittila
PAUL, HASTINGS, JANOFSKY
& WALKER LLP
75 E. 55th Street
New York, NY 10022
Telephone: (212) 318-6000
Facsimile: (212) 230-5131
richardschoenstein@paulhastings.com
theodorekittila@paulhastings.com

Counsel for Excelsior Funds Trust, Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc.

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
IN RE ALLIANCE, FRANKLIN TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
This Document Relates to: FRANKLIN TEMPLETON SUBTRACK	

REPLY MEMORANDUM OF LAW OF DEFENDANT WILLIAM N. POST II IN FURTHER SUPPORT OF SUPPLEMENTAL MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

Defendant William N. Post II ("Post") respectfully submits this Reply Memorandum of Law in response to "Fund Derivative Plaintiffs' Opposition to All Supplemental Memoranda in the Franklin/Templeton Sub-Track" ("Opposition" or "Opp."),[1] and in further support of his Supplemental Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaint (the "Motion").

INTRODUCTION

Plaintiffs' contention that Post is liable under sections 36(a) and 48(a) of the Investment Company Act is based upon two extravagantly erroneous assertions that have no support in the allegations of the Complaint: (1) that Post was as an officer of Franklin Resources, Inc., and, therefore, an "affiliated person" with a fiduciary duty to the Franklin-Templeton Mutual Funds (the "Mutual Funds");[2] and (2) that the existence of a purported market timing deal with Daniel Calugar indicate that Post was in a position of control over the Mutual Funds.[3]

Contrary to Plaintiffs' contentions, however, the allegations of the Complaint do not establish that Post was an officer of Franklin Resources. In fact, as discussed in the Motion, Post is not alleged to be an officer (or even an employee) of any of the investment advisers to the Mutual Funds (the "Advisers"),[4] or of the Mutual Funds' underwriter, Franklin Templeton Distributors, Inc. (the "Distributor"), for which Post is claimed to have controlled or been responsible.[5] Further, in describing the circumstances surrounding the purported market timing deal with Calugar, the allegations do not establish, or even provide a basis for an inference, that Post was in a "decision-making" position with respect to any of the Mutual Funds. Opp., p. 9. The allegations provide no

1/ Post joins in the Omnibus Reply Memorandum of Law in Further Support of the Fund Group Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints (the "Omnibus Reply").

2/ Opp., at p. 9 and n. 12.

3/ Opp., at p. 9.

4/ A list of the various Advisers is set forth on pages 11-14 of the Complaint.

5/ In asserting the Section 36(a) and 48(a) claims, the Complaint states the conclusory allegation that Post was responsible for or had control over the Advisers and the Distributor. Complaint ("Compl."), ¶¶ 623, 646.

basis whatsoever for contending: (i) that Post owed any fiduciary duty to the Mutual Funds, the Advisers or the Distributor; (ii) that he was responsible for their actions; or (iii) that he was a "control person" of any of those entities.

ARGUMENT

I. THE ALLEGATIONS DO NOT SUPPORT PLAINTIFFS' ASSERTION THAT POST HAD DUTIES TO THE MUTUAL FUNDS UNDER SECTION 36(A)

Plaintiffs contend that Post owed fiduciary duties to the Mutual Funds based upon the sole ground that, "[a]s an officer of the parent company of the Manager, Post was an 'affiliated person' of the Adviser under Section 2(3) of the ICA." Opp., p. 9, n.12. Franklin Resources is the parent company. *See* Opp., p. 1. The Complaint simply does not allege that Post was an officer of Franklin Resources.[6/]

As discussed in the Motion, the Complaint specifies five positions that Post held in various Franklin-Templeton ("FT") companies. *See* Motion, pp. 3-4 (citing Compl., ¶ 21(f)(i)). None of the listed positions indicate that Post was ever an officer of Franklin Resources.[7/] Moreover, in asserting the Section 36(a) claim against Post, the Complaint does not allege that Post owed a fiduciary duty to the Mutual Funds. Rather, the Complaint only alleges, in conclusory fashion, that Post should be liable under Section 36(a) because he was responsible for the actions of the Advisers and Distributor. Compl., ¶ 623. Yet, there are no allegations that Post: (i) was ever employed by the Advisers or Distributor; (ii) ever managed or directed their activities; (iii) ever had any

6/ Needless to say, Plaintiffs bald assertion that Post was an officer of Franklin Resources (Opp., p. 9 n.12), is not supported by any citation or reference to the Complaint.

7/ The Complaint does allege that Post was an *employee* of Franklin Resources in "various capacities." Compl., ¶ 21(f)(i). However, in listing those capacities, the Complaint makes clear that Post was not employed by Franklin Resources. On the contrary, Post was employed by certain Franklin Resources subsidiaries only -- none of which had any relevant nexus to the Mutual Funds. *See* Motion, pp. 3-4, 6 n.5. By sweeping Post into this lawsuit, Plaintiffs improperly lump all FT entities into a single entity. *See, e.g., In re Merrill Lynch & Co., Inc. Research Reports Securities Litigation*, 272 F. Supp.2d 243, 246-47, 248 (S.D.N.Y. 2003)(viewing corporate entities as distinct even though "[t]he Complaint conflates the various corporate Defendants into a single entity characterized as the 'ML Defendants' in an attempt to attribute knowledge or conduct by any one Defendant to all the other Defendants.").

ownership of or positions with those entities; or (iv) otherwise had any real link to those entities.

In another attempt, in vain, to establish Post's relationship to the Mutual Funds, Plaintiffs make the ludicrous argument that in a letter from Post to Calugar, dated August 28, 2001, Post uses language such as "*we* reserve the right" and "*our* mutual funds." Opp., p. 9 (citing Compl., ¶ 279)(emphasis in Opp.). As the Opposition notes, however, this letter was sent *on behalf of* Ed Jamieson and Gregory Johnson -- both trustee-directors of the Mutual Funds. *See* Opp., p. 9. These allegations are, at best, a stretch. And even if true, show that Post was acting as a messenger and nothing more. The "we" and "our" clearly referred to Messrs. Jamieson and Johnson. In addition, even if such language was meant to include Post, without more, this cannot reasonably be translated into Post having responsibility for the conduct of the Advisers and/or the Distributor.

Accordingly, the Section 36(a) claim must be dismissed against Post.

II. THE ALLEGATIONS DO NOT SUPPORT PLAINTIFFS' ASSERTION THAT POST WAS A CONTROL PERSON UNDER SECTION 48(A)

Plaintiffs contend that Post was a control person under Section 48(a). Specifically, Plaintiffs assert that "the detailed e-mail correspondence regarding the Calugar-Post market-timing arrangement consistently represents Post in a decision-making position with respect to the [Mutual] Funds he supervised."[8/] Opp., p. 9. This is not true. First, with one exception, none of the e-mails leading up to the market timing deal were authored by or sent on behalf of Post (or any other individual employed by any of the FT entities). *See* Compl., ¶¶ 275-281. Instead, those e-mails were authored and sent by Calugar, who had no affiliation with any FT entity (other than his alleged market timing trades). The only correspondence that allegedly was authored by Post, was sent on behalf of Ed Jamieson and Greg Johnson. Opp., p. 9; Compl., ¶ 279. At most, this represents the control positions held by Messrs. Jamieson and Johnson.[9/] None of the e-mails make

8/ Not surprisingly, neither the Complaint nor the Opposition specify which Mutual Funds Post allegedly supervised -- as there are none.

9/ Greg Johnson held the following positions, among others: (1) trustee-director of the Mutual Funds; (2) Co-President and CEO of Franklin Resources; and (3) Chairman of Franklin Templeton Distributors, Inc. (the distributor/underwriter of all Mutual Funds). *See* Opp., p. 9; Compl., ¶ 21(e), (f)(iii). Ed Jamieson was a trustee-director of the Mutual Funds. Opp., p. 9.

any representations regarding Post's control over the Mutual Funds nor is there any allegation in the Complaint that Post ever, at any time, held any office, position or authority of any kind with respect to the Mutual Funds.

Plaintiffs also contend that the alleged facts demonstrate that Post had sufficient control to enter into the market timing deal with Calugar. Again, the allegations do not establish that Post had any authority to permit the market timing or that he otherwise had control over the Mutual Funds. At most, the facts indicate that Post played a role in communicating the purported market timing deal. Indeed, as alleged in the Complaint, after dealing with Post, Calugar specifically sought approval of the market timing proposal from Jamieson and Johnson. *See* Compl., ¶ 277.

In short, the Complaint does not plead any facts that reasonably establish that Post had any control of or real nexus to the Advisers or Distributor (for whose actions Post is being sued). Compl., ¶ 646. The mere assertion that Post was an officer of another FT-related company is not even colorably sufficient to establish control. *See, e.g., Cameron v. Outdoor Resorts of Am., Inc.*, 608 F.2d 187, 195 (5th Cir. 1979)(finding that even "a director without effective day-to-day control and without knowledge was not liable as a control person."); *Merrill Lynch*, *supra*, 272 F. Supp.2d at 246-47, 248.

Accordingly, the Section 48(a) claim must be dismissed.

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CONCLUSION

Based upon the foregoing, and the reasons set forth in the Motion, the Omnibus Motion and Omnibus Reply, this Court should dismiss Counts II and V against Post, with prejudice, and provide such other and further relief as is proper.

Dated: May 20, 2005

MORGAN, LEWIS & BOCKIUS LLP

By: /s/

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 South Grand Avenue,
Twenty-Second Floor
Los Angeles, California 90071-3132
Tel: 213.612.2500
Fax: 213.612.2501

Counsel for Defendant William N. Post II

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE FRANKLIN TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Davis)
This Document Relates to the Franklin Templeton Subtrack	

CERTIFICATE OF SERVICE

I hereby certify that on May 20, 2005 a copy of the **REPLY MEMORANDUM OF LAW OF DEFENDANT WILLIAM N. POST II IN FURTHER SUPPORT OF SUPPLEMENTAL MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT** was mailed via first class mail, postage prepared, to:

Max W. Berger
Bernstein Litowitz Berger and Grossmann LLP
1285 Avenue of the Americas
New York, NY 10019

Jason J. Hinton
14808 Stonegate Terrace
Silver Springs, MD 20905

Lisa Roxanne Rosenthal
Hoffman and Pollok LLP
260 Madison Ave 22nd Fl.
New York, NY 10016

Thomas W. Dymek
Stradley Ronon Stevens and Young LLP
2600 One Commerce Sq.
Philadelphia, PA 19103

Ronen Sarraf
Pomerantz Haudek Block Grossman and Gross LLP
100 Park Ave.
New York, NY 10017-5516

/s/

Thomas L. Taylor III, State Bar # 102916
300 S. Grand Avenue, 22nd Floor
Los Angeles, CA 90071-3132
Tel: 213.612.2522 Fax: 213.612.2501

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586 Nos. 04-md-1586 1 04-md-1586 2 04-md-1586 3 04-md-1586 4
This Document Relates To: ALL TRACKS	

OMNIBUS REPLY MEMORANDUM OF LAW IN FURTHER SUPPORT OF THE FUND DEFENDANTS' MOTION TO DISMISS PLAINTIFFS' CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINTS

Dated: May 20, 2005

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Cases

Page(s)

Page(s)

Statutes and Rules

Page(s)

Miscellaneous

Page(s)

The Fund Defendants respectfully submit this Omnibus Reply Memorandum of Law in further support of their Motion to dismiss, with prejudice, Plaintiffs' Consolidated Amended Fund Derivative Complaints (the "Derivative Complaints").[1]

PRELIMINARY STATEMENT

Plaintiffs fill their Opposition with sweeping assertions concerning the "egregious" and "unprecedented" nature of the alleged market-timing activity that is the subject of their Derivative Complaints. But none of this — and nothing else in the Opposition — is legal justification to ignore the numerous procedural and substantive defects in Plaintiffs' derivative claims. In fact, the Opposition confirms that Plaintiffs have failed to meet the threshold requirements for bringing derivative claims, and that the causes of action they have chosen to pursue are not available to them.[2]

Plaintiffs do not state a claim under Section 36(b) of the Investment Company Act of 1940 ("ICA"). Instead, they ask this Court to expand Section 36(b) beyond anything Congress ever intended and contrary to the controlling law in this and other Circuits.

Plaintiffs have not satisfied the requirements of Fed. R. Civ. P. 23.1 for bringing their other derivative claims. Rule 23.1 permits derivative suits only if the relevant board of directors has "failed to enforce a right" of the corporation "which may be properly asserted by it." Plaintiffs do not dispute that the Fund Trustees are pursuing remedies on behalf of affected shareholders, but fatuously suggest this threshold requirement is met because the Trustees have not brought a lawsuit, or because the Trustees

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[1] The Fund Defendants identified on the signature pages below join in this Omnibus Reply Memorandum of Law in its entirety. Other Fund Defendants may indicate their joinder in some or all of the points made herein through supplemental memoranda.

[2] "Opposition" or "Opp." herein refers to Fund Derivative Plaintiffs' Corrected Omnibus Memorandum of Law in Opposition to Motions to Dismiss of Fund Defendants, Broker-Dealer Defendants, and Trader Defendants, dated April 22, 2005 (filed April 25, 2005). "Class Opposition" or "Class Opp." herein refers to Class Plaintiffs' Memorandum of Law in Response to Defendants' Omnibus Briefs in Support of Their Motions to Dismiss. "Class Reply" herein refers to the Omnibus Reply Memorandum of Law in Further Support of the Fund Defendants' Motion to Dismiss the Fund Investor Class Complaints. "Opening Memorandum" or "Opening Mem." refers to Omnibus Memorandum of Law in Support of the Fund Defendants' Motion to Dismiss Plaintiffs' Consolidated Amended Fund Derivative Complaints, dated February 25, 2005.

should have, in their view, acted more quickly. Neither is legal grounds to ignore the Trustees' actions; the law clearly provides that such decisions are within the purview of the Trustees' business judgment.

Plaintiffs also provide no valid reason for their failure to make demand on the Fund Trustees. Plaintiffs effectively abandon all the excuses in their Derivative Complaints, save one, *i.e.*, that the Fund Trustees purportedly face a substantial risk of liability. But their conclusory allegations of wrongdoing are legally insufficient, and directly contradict their repeated contention (made for other purposes in the Opposition and the Derivative Complaints) that the Trustees were unwitting victims of the alleged fraud.

The Opposition also confirms that Plaintiffs' derivative claims suffer from numerous other substantive legal defects.

Recent caselaw makes clear that there is no private right of action under Section 36(a) of the ICA. Plaintiffs' reliance on outdated authority to the contrary is misplaced, and cannot save their claims.

With respect to their claims under Section 47 of the ICA, Plaintiffs concede their failure to allege that the terms of the advisory agreements violate the ICA. Plaintiffs' attempt to distinguish the clear caselaw requiring such allegations in order to state a claim under that provision fails.

Plaintiffs also concede that in *Transamerica Mortgage Advisors, Inc. v. Lewis*, 444 U.S. 11 (1979), the Supreme Court held there is no private right of action for damages under the Investment Advisers Act of 1940 ("IAA"). Plaintiffs' suggestion that Congress overruled this case *sub silentio* in 1990 is without any support, and ignores the uniform caselaw since then, which follows *Transamerica*. Plaintiffs cannot avoid the basic logic that their claims for rescission can lie only against parties to the contracts they seek to rescind. Plaintiffs' Opposition also fails to identify any of the particulars required to satisfy Rule 9(b) (as Plaintiffs concede they must) or to plead scienter.

Lastly, Plaintiffs have no standing to assert claims on behalf of funds in which they hold no shares or in which no market timing occurred. The fundamental Article III and Fed. R. Civ. P. 23.1 requirements that a plaintiff have an interest in the outcome of the litigation cannot be satisfied by the allegation that other funds belong to the same "registered investment company," "fund family," or "unincorporated association."

ARGUMENT

I. PLAINTIFFS FAIL TO STATE A LEGALLY COGNIZABLE CLAIM UNDER SECTION 36(b).

A. Section 36(b) Is a Limited Provision Which Relates Only to the "Receipt of Compensation for Services."

Section 36(b) is first, last and only about compensation for services — it is not about disclosure, non-disclosure, management, mismanagement or any other subject. The text of the statute makes this perfectly clear:

> For purposes of this subsection [§ 36(b)], the investment adviser of a registered investment company shall be deemed to have *a fiduciary duty with respect to receipt of compensation for services* . . . .

(Emphasis added.) Plaintiffs, in effect, ask this Court to convert Section 36(b) into a "general dumpster" for any grievance they may have with the investment adviser. This the Court should not do, lest it open the sluice-gates and expand the section beyond anything Congress ever envisioned.

Although resort to legislative history is not necessary in view of the unambiguous text of the statute, the Court might take comfort from the fact that Congress itself made clear the focused and limited purpose of Section 36(b):

> This section [Section 36(b)] ... should not be taken as reflecting any finding by the committee that the present level of management fees is too high. *Its sole purpose is to specify the fiduciary duty of the investment adviser with respect to compensation*, and provide a mechanism for court enforcement of this duty.

Senate Report No. 91-184 at 6 (May 21, 1969) (emphasis added).

The cases which have considered the scope of Section 36(b) since its enactment in 1970 have, virtually uniformly, recognized the narrow focus and reach of this unique section.[3] For example, in *Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 329 (4th Cir. 2001), the Fourth Circuit held:

> Thus, if this claim for general breach of fiduciary [duty] is to be brought, it must be done under some other section of the ICA, or alternatively under

[3] "Unique," for example, in that it is the only section of law that creates a derivative claim *not* subject to the "demand rule" provisions of Fed. R. Civ. P 23.1. *See, e.g., Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984).

state law. Section 36(b) is limited to cases where there was excessive compensation.

B. Plaintiffs' Failure to Disclose Claim Is Not Cognizable under Section 36(b).

Plaintiffs have much to say about the "duty of candor." (*See, e.g.*, Opp. at 9-10.) We do not shy away from the concept that investment advisers, like all other persons, have a "duty of candor," but the breach thereof does not spell out a legally cognizable claim under this very narrow and specific section of the ICA, Section 36(b).

Were there a breach of such a duty of "candor," at most, there *might* perhaps be a breach of the investment adviser's obligation under Section 15(c) of the ICA "to furnish such information as may be reasonably necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such company." 15 U.S.C. §80a-15(c). Or there *might* perhaps be a breach of some common law duty. But what there surely is not, is a breach of *the fiduciary duty with respect to the receipt of compensation* under Section 36(b). Plaintiffs' attempt to wedge this case into the narrow confines of Section 36(b) is, we suggest, motivated by an understandable, but misplaced, desire to avoid the difficult issues of private rights of action, failure to make demand, etc. which would be involved in claims for violation of Sections 15(c), or the common law.[4]

Plaintiffs rely heavily on the 1976 decision in *Galfand v. Chesnutt Corp.*, 545 F.2d 807 (2d Cir. 1976). That case, properly understood, does not support Plaintiffs because, as *Migdal* recognized, *Galfand* is, at its core, an excessive fee case, not a disclosure case. *Galfand* involved a failure to disclose information about the *advisory fee arrangement itself*, and not, as here, some unrelated alleged misconduct. For this reason, *Galfand* is a narrow case about excessive fees.[5] Indeed, in *Migdal*, the

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[4] Plaintiffs' theory would entail the anamolous result that a Section 36(b) claim could lie against an investment adviser which charged only $1 to manage a $1 billion fund, if it failed to disclose "market-timing arrangements." There can be no breach of fiduciary duty *with respect to the receipt of compensation* in this example because the compensation, *i.e.*, $1, is indisputably fair — indeed, more than fair. This illustration shows that Section 36(b) is not, and cannot be, about the "duty of candor" — it is about the fairness of the advisory fees, as the text and the cases indicate.

[5] Specifically, the adviser proposed to increase its advisory fee by raising the expense ratio limitation but without disclosing that the fund would lose future rebates by doing so. *See Galfand*, 545 F.2d at 811-12. The alleged non-

(continued)

Fourth Circuit expressly rejected the notion that *Galfand* expanded Section 36(b), on the very same grounds:

> The district court cases which have expanded the scope of Section 36(b) beyond claims for excessive fees have universally relied on the Second Circuit's opinion in *Galfand v. Chestnutt Corp.*, 545 F.2d 807 (2d Cir. 1976). However, contrary to the district courts' analyses, *Galfand* cannot be read to expand the scope of the private right of action under Section 36(b). *Galfand* interpreted Section 36(b) to provide a cause of action against an investment adviser for inadequate disclosure of information *regarding a fee arrangement*, which permitted the investment adviser to obtain a higher, unjustified fee. *Galfand*, 545 F.2d at 811-12. Thus, *Galfand* was about the excessive fees which ensued from the fee arrangement, not about the disinterestedness of the independent directors.

248 F.3d at 329 n.2 (emphasis added).

To read *Galfand* as Plaintiffs suggest (Opp. at 15) — to permit a Section 36(b) claim based on non-disclosures of any sort, not simply if they concern the fee arrangement itself — would expand the scope of Section 36(b) far beyond "claims for excessive fees" and would "make it possible for other plaintiffs to state a claim in limitless actions filed" under that statute. *Migdal*, 248 F.3d at 328.[6]

Plaintiffs' speculative contention that the advisory fees would have been lower had the purported market timing activities been disclosed is unavailing. "General breach of fiduciary duty claims which involve merely an incidental or speculative effect on advisory fees are not properly within the scope of Section 36(b)." *Migdal*, 248 F.3d at 328-329. And even assuming, *arguendo*, that the advisory fees would have been *lower* if disclosure had been made, that does not mean that the fees actually charged were *disproportionate to the services rendered*, as is required to state a claim under Section 36(b).

(continued)
disclosure in *Green v. Fund Asset Mgmt., L.P.*, 286 F.3d 682 (3d Cir. 2002) (*see* Opp. at 13) also concerned the fee arrangement itself. The defendants purportedly failed to disclose that the advisory fee was calculated as a percentage of all of the funds' net assets, including the assets attributable to the issuance of preferred stock. *Id.* at 686. *See also Green v. Fund Asset Mgmt., L.P.*, 19 F. Supp. 2d 227 (D.N.J. 1998).

6 Plaintiffs' lengthy discussion of *Moses v. Burgin*, 445 F.2d 369 (1st Cir. 1971) is entirely irrelevant, for the simple reason that it was not decided under Section 36(b). (*See* Opp. at 14.) Rather, that case involved a claim under the ICA's original Section 36 for "gross misconduct or gross abuse of trust" in breach of fiduciary duty, prior to the 1970 amendments that created Section 36(b). *See id.* at 373. Likewise, *Papilsky v. Berndt*, 1976 WL 792 (S.D.N.Y. Jun. 24, 1976) (*see* Opp. at 13) simply stands for the unremarkable (and undisputed) proposition that investment advisers have a duty of full disclosure; it does not address the legal cognizability of claims under § 36(b).

Plaintiffs also rely on Rule 8(a), but mistakenly overlook the fact that Rule 8(a) works in conjunction with Rule 12(b)(6). The Fourth Circuit in *Migdal*, 248 F. 2d at 326, correctly understood the interplay between Rule 8(a) and Rule 12(b)(6):

> Rule 8(a)(2) requires only a "short and plain statement of the claim showing that the pleader is entitled to relief." Fed. R. Civ. P. 8(a)(2).
>
> Rule 12(b)(6), however, is not without meaning. "The presence of a few conclusory legal terms does not insulate a complaint from dismissal under Rule 12(b)(6) when the facts alleged in the complaint" cannot support the legal conclusion.

There simply are no facts alleged in the Derivative Complaints which, if proved, would show that the fees charged to *any* Fund here are disproportionate to the services rendered to *that* particular Fund.

C. Plaintiffs Have Not Stated a Section 36(b) Claim for "Unearned" Fees.

Nor have Plaintiffs stated a Section 36(b) claim for "unearned" fees. (*See* Opp. at 18-19.) Plaintiffs' "unearned" fee theory rests on the contention that advisers did not invest "market timing money," *i.e.*, kept it in cash, and thus "provided no investment service with respect to billions of market timing dollars." (Opp. at 18.) Here the Opposition and the Consolidated Amended Complaint are at odds: the Complaint does not contain any allegation of "no investment service." (To the contrary, *see* Compl. ¶ 262.) In any event, the fact that an investment adviser may have kept a certain amount of a fund's assets in cash is within the discretion of the adviser and is not a violation of Section 36(b). Such conduct amounts, at most, to a breach of the Fund's investment guidelines or some other sort of mismanagement, neither of which is cognizable under Section 36(b). (*See* Opening Mem. at 9-13.)

For these reasons, Plaintiffs' reliance on *Potomac Capital Mkts. Corp. v. Prudential-Bache Corporate Dividend Fund, Inc.*, 726 F. Supp. 87 (S.D.N.Y. 1989) and *Millenco, L.P. v. meVC Advisors, Inc.*, 2002 WL 31051604 (D. Del. Aug. 21, 2002) is misplaced. (*See* Opp. at 18-19.) In those cases, the investment advisers were not performing the very investment services they were hired to perform, with respect to *any* of the assets of the Fund. In *Potomac*, defendants ceased *all* investment activities with respect to *all* fund assets and instead began a process of liquidation. Likewise, *Millenco* concerned the claim that the adviser had "very little to do" regarding *all* of the fund's assets because it did not effect stockholder redemptions, incurred no brokerage transaction costs, and subcontracted with other entities to manage the fund's investments. 2002 WL 31051604 at *3.

Nothing of the sort is alleged here. Plaintiffs do not contend that the advisers failed to render services to any Fund as a whole. Because the advisory fee is paid as a percentage of total assets under management, Plaintiffs' objection relates only to fees that, by their accounting, relate to "market timing" assets. Those fees implicitly were paid by alleged market timers (and *not* the non-market timing shareholders allegedly harmed by the activity detailed in the Derivative Complaints). By focusing only on a *portion* of the assets and fees, Plaintiffs fail to allege facts, which if proved, would demonstrate that the fees actually charged to any fund were "unearned," or that they were disproportionate to the services rendered to the entity, *i.e.*, the *whole* fund as an entirety, as required under Section 36(b).

II. THE FUND TRUSTEES ARE ENFORCING THE FUNDS' RIGHTS.

As demonstrated in the Opening Memorandum at 13-17, Plaintiffs do not — and reasonably cannot — allege that the Funds' Trustees have failed to enforce the Funds' rights. Even now, Plaintiffs do not dispute that, immediately after the Trustees became aware of the market-timing allegations, they retained independent counsel to conduct a review of the alleged activities. (*See* Opp. at 35-40.) Plaintiffs also do not deny that the Trustees have been, and still are, pursuing remedies on behalf of investors by, among other things, developing methodologies to distribute massive settlement Funds to affected shareholders through the Independent Distribution Consultant process. (*Id.* at 37 n.28, 38 n.29.) Nor do Plaintiffs dispute that it is their burden to demonstrate that the Fund Trustees have failed to enforce the Funds' rights. *See*, *e.g.*, *Bauer v. Sweeny*, 964 F.2d 305, 307 n.5 (4th Cir. 1992) ("shareholder must establish that the corporation failed to enforce a right which it properly could have asserted.").[7]

Nevertheless, Plaintiffs erroneously contend that these derivative actions may proceed because the Trustees have not "commence[d] litigation" to assert the funds' rights "in court." (Opp. at 38-39.)

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[7] Plaintiffs acknowledge that the law of every relevant state in this case imposes the same requirement as Fed. R. Civ. P. 23.1 that shareholders may commence a derivative action only when the corporation has "failed to enforce a right which may properly be asserted by it." (Opp. at 35 n.23.)

Plaintiffs' assumption that the Trustees must enforce the Funds' rights "in court" does not withstand scrutiny. Such a requirement is nowhere in the text of Rule 23.1. The Rule provides only that shareholders must show that the "corporation ha[s] failed to enforce a right which may properly be asserted by it." Fed. R. Civ. P. 23.1. It does not circumscribe directors' exercise of their business judgment to decide *how* best to enforce those rights, much less give a specific directive that the directors pursue litigation, no matter how unwise under the circumstances.[8]

Moreover, courts have consistently rejected Plaintiffs' argument. In *In re Delta & Pine Land Co. S'holders Litig.*, 2000 WL 875421 (Del. Ch. Jun. 21, 2000), the Delaware Chancery Court held that a "board's decision to negotiate first, as opposed to immediately litigate, evidences a well-functioning board recognizing that litigation with [a third party] might jeopardize future contractual relations." *Id.* at *7 n.21. Indeed, the court went further and observed that plaintiffs' counsel's objection that the board was not pursuing the corporation's claims "quickly and vigorously enough" and their suggestion that the board should "act in a more hostile and litigious manner" were "certainly not in the best interests of Delta and its shareholders and may even call into question counsel's ability to adequately represent Delta's shareholders." *Id.* Similarly, in *Silverzweig v. Unocal Corp.*, 1989 WL 3231, at *4 (Del. Ch. Jan. 19, 1989), the court dismissed plaintiffs' complaint for failure to satisfy Rule 23.1's requirement, despite the directors' decision "to stay" an ongoing litigation and even to "abandon[]" the corporation's legal claims.

In these cases, the fact that litigation was pending at some point was a sufficient, but not necessary, condition for the courts' decisions to dismiss the complaints. (*Cf.* Opp. at 38.) The decision

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8 Plaintiffs selectively quote from *Daily Income Fund*, 464 U.S. 523, for the proposition that "a derivative action may be brought to enforce a right of the corporation when the corporation itself has failed to enforce a right which may properly be asserted by it *in court*." (Opp. at 39 (emphasis in original).) *Daily Income Fund* provides no support for Plaintiffs' position. In that case, the Court was presented with the question whether Rule 23.1's demand requirement applies to Section 36(b) claims under the ICA. The Court spoke in terms of initiating litigation "in court" because the issue was whether, under Section 36(b), "*[a]n action* may be brought" by corporations — as opposed to by the SEC or by "a security holder of [a] registered company" — to enforce the corporation's rights. 464 U.S. at 838 (emphasis added). The opinion itself makes clear that the Court did not hold that Rule 23.1 permits shareholders to bring a derivative action simply because the directors decided not to sue. *See, e.g., id.* at 836 ("whether or not a corporation shall seek to enforce *in the courts* a cause of action for damages is, like other business questions, ordinarily a matter of internal management and is left to the *discretion of the directors*") (brackets and internal quotation marks omitted) (emphasis added).

whether to initiate litigation — even to halt a pending one — remains for the directors alone to make. *See also Felzen v. Andreas*, 134 F.3d 873, 875 (7th Cir. 1998) ("Stockholders may *replace* the board if dissatisfied with its performance, but they may not *displace* the board in litigation");[9] Robert Clark, CORPORATE LAW ¶ 15.2, at 640 (1986) (If directors sue "or tak[e] other corrective action, their action usually precludes a shareholder-initiated suit"). Because the Trustees are not required to commence a lawsuit in court to enforce the Funds' rights, the ancillary issues Plaintiffs raise — *e.g.*, whether regulatory actions are the functional equivalent of lawsuits, whether lawsuits initiated by third parties may be imputed to the directors for purposes of Rule 23.1, etc. — are simply irrelevant. (*See* Opp. at 36, 39.)[10]

Plaintiffs next argue that any actions by the Trustees that postdated the filing of the Derivative Complaints should be disregarded. (*See* Opp. at 40.) This argument, too, was raised in *In re Delta* and rejected by the court. 2000 WL 875421, at *6 n.13. In explaining its holding, the court reiterated that the basic "purpose of the demand requirement" is to "allow the directors the chance to occupy their normal status as captains of the corporation's affairs. . . ." *Id.* This purpose would be defeated by an "unnecessarily rigid interpretation" of Rule 23.1 that bars the court from considering the directors' remedial actions whenever plaintiffs rush to the courthouse before director action is complete, or before directors even have had the opportunity to "enforce the rights of the corporation." *Id.* Hence, the court held that a board's pursuit of the same claims on behalf of the corporation, even if it occurred "after the filing of the shareholder suit," still "provides a significant indication that [the] board maintains the ability

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9 Notwithstanding Plaintiffs' argument to the contrary, *Felzen* is relevant to this case. While the court's ultimate holding concerns the different issue of the rights of nonparty shareholders to appeal in a derivative action, the court arrived at its holding only after having decided the antecedent question about the "rights" and "attributes" of shareholders in a derivative action under Rule 23.1 — precisely the issue here. *See* 134 F.3d at 874, 876.

10 In any event, Plaintiffs' arguments make no sense. Plaintiffs maintain that because the regulatory settlements arose from actions or investigations by the government, not the Trustees, they cannot be considered in analyzing whether Plaintiffs have met their burden under Rule 23.1. (Opp. at 36-37.) This argument misses the point entirely. The relevant fact, which Plaintiffs do not dispute, is that the Trustees are playing a central role in determining how the billions of dollars in the settlement funds will be distributed to affected shareholders. (Opening Mem. at 13-15.)

Plaintiffs' further argument that they have met their burden under Fed. R. Civ. P. 23.1 because they are bringing claims different from those asserted by the regulators is similarly nonsensical. (Opp. at 39-40.) The issue is whether the trustees have taken steps to ensure that injured shareholders are compensated, not the particular means (or claims) through which they pursue compensation. (*See* Opening Mem. at 13-17.)

to reach a business judgment regarding whether to bring an action" and may be taken in account as part of the Rule 23.1 analysis. *Id.*

Contrary to Plaintiffs' characterization, the Trustees here did not choose to do nothing after becoming aware of the relevant facts. Instead, like the directors in *In re Delta*, the Trustees took immediate action after the allegations became public, a fact that Plaintiffs acknowledge, even as they incorrectly belittle the Trustees' actions — participation in the distribution of *billions* of dollars to affected shareholders — as "de minimis." (*See* Opp. at 38.) Accordingly, as in *In re Delta*, this Court is not precluded from considering the Trustees' remedial actions that postdated the filing of the Complaints. A contrary result would create perverse incentives for shareholders to sue precipitously and frustrate Rule 23.1's mandate that shareholders exhaust intra-corporate remedies before bringing a derivative action.

Because Plaintiffs fail to carry their burden under Rule 23.1 of establishing that the Funds' Trustees are not enforcing the Funds' rights, their Derivative Complaints should be dismissed.[11]

III. PLAINTIFFS HAVE NOT SHOWN THAT DEMAND WOULD HAVE BEEN FUTILE.

Shareholder demand is an essential corollary to the cardinal rule of corporate governance that "directors manage the business and affairs of corporations." *Aronson v. Lewis*, 473 A.2d 805, 812 (Del. 1984). Only in extraordinary circumstances may shareholders bring a derivative action without making demand on the directors. *See Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 96 (1991).

Although the Derivative Complaints offered several purported excuses for Plaintiffs' admitted failure to make demand (*see* Compl. ¶¶ 502(b)-(o)), Plaintiffs effectively abandon all but one. Plaintiffs' demand futility argument now rests solely on the legally defective claim that the Trustees face a "substantial likelihood of personal liability." (Opp. at 44.) This argument fails under (i) the unique

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11 Although all parties and the Court agreed that state law claims would not be addressed in initial motions to dismiss, Plaintiffs make an assertion in their Opposition regarding state law remedies that requires clarification. Plaintiffs contend that, under the fiduciary duty law "of all the relevant jurisdictions," the Funds are entitled to recover "all fees, compensation, and other substantial payments they paid" the defendant Managers during "the period of late trading and market timing." (Opp. at 31 & n.21.) In light of the parties' agreement to resolve state-law disputes at a later stage of the litigation, the Fund Group Defendants will not at this time point up the many (continued)

statutory scheme applicable to investment company trustees; and (ii) state law standards applicable outside the investment company context.[12]

A. State Statutes Adopting ICA Definition of "Interestedness" Control in This Case.

Under Maryland, Massachusetts, and Delaware statutes, trustees of investment companies are "deemed independent and disinterested for all purposes" unless they are considered "interested" within the meaning of the ICA. *See* 12 Del. C. § 3801(h); *see also* Md. Code Ann., Corps. & Ass'ns § 2-405.3; Mass. Gen. Laws ch. 182, § 2B. "All purposes" includes consideration of shareholder demand. *See ING*, 2005 WL 1107072, at *5 (trustees "'deemed to be independent and disinterested'" in consideration of demand, notwithstanding allegations that trustees voted in favor of the corporate action under challenge).

Plaintiffs' argument that these statutes apply only when a plaintiff claims trustees lack independence due to service on multiple fund boards (*see* Opp. at 55-57) is directly contrary to the text of these statutes, and recently was rejected by the court in *ING*, 2005 WL 1107072, at *5.[13]

Plaintiffs do not contend that any Trustees are "interested" under these statutes. Nor can they, as these statutes do not classify trustees as "interested" if they have a "substantial likelihood of liability." *See* 15 U.S.C. § 80a-2(a)(19). This fact alone undermines all of Plaintiffs' demand futility arguments.

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deficiencies in Plaintiffs' theory of the appropriate remedy. It suffices to say now that we do not agree with the theory and intend to contest it if any derivative claim survives the pending motions.

12 Massachusetts adopted a universal demand statute in 2003 that, with respect to funds organized under the laws of that state, supersedes the common law test for demand futility. This statute applies to Massachusetts business trusts, and has been applied to amended complaints filed after the effective date of the statute. *See, e.g., In re ING Principal Prot. Funds Deriv. Litig.*, 2005 WL 1107072 (D. Mass. May 9, 2005) at *3-5. The applicability of this statute will be discussed further in some Fund Defendants' supplemental reply briefs.

13 Plaintiffs' citations to the contrary are misleading. For example, *Strougo v. BEA Assoc.* did not hold that the state statute does not apply, but rather that plaintiffs had succeeded in rebutting the presumption of "interestedness" under the ICA that a natural person is not "controlled." Thus, excusal of demand in that case was *consistent* with the state statute. 2000 WL 45714 (S.D.N.Y. Jan. 19, 2000). Plaintiffs also argue that *Harhen v. Brown*, 431 Mass. 838 (2000), *Werbowsky v. Collomb*, 766 A.2d 123 (Md. 2001), and *Beneville v. York*, 769 A.2d 80 (Del. Ch. 2000) do not mention the state statutes. (*See* Opp. at 56 n.53). True, and for good reason — none of those cases involved investment companies.

B. Under State Law Standards Applicable Outside the Context of Investment Companies, Plaintiffs' Allegations Fail to Justify Excusal of Demand.

Even outside the context of investment companies, Plaintiffs' demand futility allegations fail. To establish futility of demand under Maryland law, a plaintiff must plead particularized facts showing that trustees were "so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith . . . ." *Werbowsky*, 766 A.2d at 144. Under Massachusetts law, a plaintiff must show that trustees were "active wrongdoers[] under the control of such wrongdoers," or "knowingly, willfully and fraudulently colluded with the faithless directors or shared in personal gain." *Greenspun* v. *Lindley*, 36 N.Y.2d 473, 479-80 (1975) (collecting Massachusetts cases). Under Delaware law, a plaintiff must show that trustees acted in "bad faith" or committed "wilful malfeasance." *Guttman* v. *Huang*, 823 A.2d 492, 506 (Del. Ch. 2003); *In re Baxter Int'l, Inc. S'holders Litig.*, 654 A.2d 1268, 1270 (Del. Ch. 1995). The factual allegations in the Derivative Complaints do not meet any of these "demanding" and "most difficult" standards. *Guttman*, 823 A.2d at 506; *In re Caremark Int'l Inc. Deriv. Litig.*, 698 A.2d 959, 967 & 971 (Del. Ch. 1996).

1. Plaintiffs' Demand Futility Allegations Must Be Particularized.

In their Opposition, Plaintiffs first attempt to meet their burden by mischaracterizing it. While acknowledging that futility allegations are governed by the "particularity" requirements of Rule 23.1, Plaintiffs argue that their claims "relating to the Trustees' state of mind — *e.g.*, whether they abdicated their fiduciary duties in bad faith — can be averred generally under Rule 8." (Opp. at 41-42.) Plaintiffs further insist that "the Court must accept as true all of plaintiffs' demand futility allegations." (*Id.*)

Plaintiffs misstate the law. Rule 23.1 requires substantially more than Rule 8(a) notice pleading. *Gaubert v. FHLB*, 863 F.2d 59, 68 (D.D.C. Cir. 1988); *Fink v. Komansky*, 2004 WL 2813166, at *3 (S.D.N.Y. Dec. 8, 2004). It requires the facts on which demand futility is based to be alleged with particularity. *See Halpert Enter., Inc. v. Harrison*, 362 F. Supp. 2d 426, 429-30 (S.D.N.Y. 2005). Thus, "[c]onclusory allegations of . . . bad faith on the part of the directors [are] insufficient to satisfy the futility requirement." *Mieuli v. DeBartolo*, 2001 WL 777447, at *12 (N.D. Cal. Jan. 16, 2001).

2. Plaintiffs Cannot Recast Their Complaints to Allege "Active Misconduct" by the Trustees

Plaintiffs also try to recast some of their futility allegations as claims of "active misconduct" by Fund Trustees.[14] Yet this sleight of hand also fails. Plaintiffs' demand futility allegations are unambiguously rooted in the Trustees' alleged *failures to act*, including their failure to "request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements." (Compl. ¶ 628; *see also id.* ¶¶ 502(c), 502(g)-(h), 502(j)-(l).) Indeed, Plaintiffs also accuse the Trustees of failing to take certain "necessary" and "incumbent" actions in connection with these agreements, and to request information about any market timing and late trading arrangements involving advisers. (Compl. ¶¶ 502(c), 502(g)-(l).) Hence, Plaintiffs' claims may only be considered as failures to act by the Trustees.

3. Plaintiffs Have Not Demonstrated That the Trustees Face a Substantial Likelihood of Liability on Plaintiffs' Failure to Act Claims.

As the Delaware Chancery Court held in *Caremark*, a failure-of-oversight claim "is possibly the most difficult theory in corporation law upon which a plaintiff might hope to win a judgment." 698 A.2d at 967 n.14. *See Dellastatious v. Williams*, 242 F.3d 191, 196 (4th Cir. 2001). To show that trustees face a substantial likelihood of liability on such a claim, a plaintiff must establish "*subjective bad faith*" on the part of the trustees. *Prod. Res. Group LLC v. NCT Group, Inc.*, 863 A.2d 772, 799 n.80 (Del. Ch. 2004) (emphasis added); *Caremark*, 698 A.2d at 971 ("lack of good faith" required). The allegations in the Complaint do not meet this difficult standard.

Plaintiffs cite several articles, books, and speeches on the subject of market timing as "proof" that the trustees "had to know" about market timing in the industry. (*See* One Group Compl. ¶¶ 64, 75, 502(d)-(j).)[15] Yet these materials are far from the type of "clear notice" of wrongdoing required to show

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[14] The legal incentive for Plaintiffs to recast their allegations is clear. Allegations of mere *failure* to act would not show that the Trustees were directly engaged in wrongdoing under Massachusetts law, *Greenspun*, 36 N.Y.2d at 479-80, or were so "committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith" under Maryland law. *Werbowsky*, 766 A.2d at 144.

[15] These allegations are devoid of the kind of detail required by Rule 23.1. Plaintiffs provide no facts regarding the substance of the materials referenced, the sources of the information contained in these materials, the reliability (continued)

that any trustees acted in bad faith. *Guttman*, 823 A.2d at 507; *Rattner v. Bidzos*, 2003 WL 22284323, at *12 (Del. Ch. Oct. 7, 2003); *Spear v. Conway*, 2003 WL 24012118 (N.Y. Sup. Ct. Oct. 17, 2003). Plaintiffs do not claim these materials related to any particular mutual fund or fund complex, much less to any agreements between fund managers and any brokers or traders allowing such activity. In fact, according to Plaintiffs, these materials specifically discussed "the measures that some mutual funds had taken and were taking in order to discourage and prevent such market timing." (Compl. ¶¶ 502(d), (e).)

Plaintiffs also never allege that any of these materials were brought to the Trustees' attention. As the Delaware Chancery Court held under similar circumstances, "How, exactly, a member of the . . . board of directors was supposed to be put on inquiry notice by something he or she never saw or heard of is not explained." *In re Citigroup Inc. S'holders Litig.*, 2003 WL 21384599, at *2 n.7 (Del. Ch. Jun. 5, 2003). Indeed, Plaintiffs affirmatively allege that fund managers *withheld* information from the Trustees regarding "the Advisor's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading." (*See, e.g.*, One Group Compl. ¶¶ 609, 626, 641).[16]

Against this backdrop, the Derivative Complaints also allege that the Funds took affirmative steps to monitor and deter market-timing by, among other things, implementing redemption fees, adopting fair valuation policies, and hiring "timing police." (*See, e.g.*, One Group Compl. ¶¶ 5, 92, 265, 270-71, 273-77.) By any fair reading, the Derivative Complaints cannot be said to establish that the Trustees acted in bad faith as evidenced by "a systematic failure" to "exercise oversight." *Caremark*, 698 A.2d at 970-71.

The cases Plaintiffs cite do not suggest otherwise. For example, in *Abbott Labs. Deriv. S'holders. Litig.*, 325 F.3d 795 (7th Cir. 2001), the plaintiffs alleged that board members "knew of the violations of law" by company managers based on "an extensive paper trail" over a six-year period. *Id.* at 799-800,

(continued)
of that information, or the funds to which they pertained. *See In re Silicon Graphics Inc. Sec. Litig.*, 183 F.3d 970, 984 (9th Cir. 1999) ("particularity" means pleading facts "in great detail").

[16] For the same reason, Plaintiffs' claim that such arrangements could have been discovered by commissioning certain analyses of trading data is not evidence of bad faith. (*See, e.g.*, One Group Compl. ¶¶ 70-71.) As the Delaware Supreme Court has held, trustees "are entitled to rely on the honesty and integrity of their subordinates until something occurs to put them on suspicion that something is wrong." *Graham v. Allis-Chalmers Mfg. Co.*, 188 A.2d 125, 130 (Del. 1963).

809. The basis for that knowledge included several FDA warning letters sent to the chairman of the board, *id.* at 800, 802, disclosures to members of the board's audit committee, *id.* at 806, and an article in the *Wall Street Journal* "about Abbott's FDA problems." *Id.* at 808.

Plaintiffs also rely on *McCall v. Scott*, 239 F.3d 808 (6th Cir. 2001). However, the plaintiffs' allegations in that case were even more specific than those in *Abbott Labs.* — as the *Abbott Labs.* court itself noted, 325 F.3d at 809. In *McCall*, the directors had been given audit information showing "unmistakable signs that improper practices were being employed throughout the corporation," told of a *qui tam* action that "clearly presented claims of . . . illegal billing practices," and several articles in the *New York Times* detailing an investigation into the company regarding these matters. *Id.* at 820, 822-823.[17] The allegations in the Derivative Complaints do not begin to approach the degree of particularized knowledge that was alleged in these two cases. The same is true with respect to Plaintiffs' other cases.[18]

IV. NO PRIVATE RIGHT OF ACTION EXISTS UNDER SECTION 36(a) OF THE ICA.

For the reasons set forth in the Class Reply, Plaintiffs' reliance on cases of the *ancien regime* confirms that there is no private right of action under Section 36(a) of the ICA.

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[17] These facts also would defeat Plaintiffs' futility claims even if recast as "active misconduct" by the Trustees. Under Delaware law, if a board is independent and disinterested, futility may be established by demonstrating reasonable doubt that an action was protected by the business judgment rule. *Aronson*, 473 A.2d at 814, 818. The presumption of proper business judgment can be invalidated only by a showing of gross negligence, *id.* at 812-13, which requires plaintiffs to allege facts showing "the Board acted with so little information that their decision was 'unintelligent and unadvised,' or outside of 'the bounds of reason and reckless[ ].'" *In re Gen. Motors Class E Stock Buyout Sec. Litig.*, 694 F. Supp. 1119, 1133 (D. Del. 1988). Here, the only information Plaintiffs allege the Trustees did not have when considering the funds' advisory contracts related to any advisers' market timing arrangements. (Compl. ¶ 502 (h), (i).) Yet the Complaint does not allege that the Trustees ever were told of these arrangements, and, in fact, it alleges that the advisers concealed them. (*Id.* ¶¶ 609, 626, 641.) The Complaint also alleges that the Funds had adopted polices to identify and prevent market timing. (*See* One Group Compl. ¶¶ 5, 92, 265, 270-71, 273-77.) Accordingly, the Complaint does not present the "rare case [in which] a transaction [is] so egregious on its face that board approval cannot meet the test of business judgment. . . ." *Aronson*, 473 A.2d at 815.

[18] *See Felker v. Anderson*, 2005 WL 602974, at *3 (W.D. Mo. Feb. 11, 2005) (defendants participated in or approved the wrongs alleged); *In re FirstEnergy S'holder Deriv. Litig.*, 320 F. Supp. 2d 621, 624 (N.D. Ohio 2004) (plaintiffs specifically alleged that trustees had warning signs of improper behavior at company); *In re Cendant Corp. Deriv. Action Litig.*, 189 F.R.D. 117, 129 (D.N.J. 1999) (directors benefited personally from transaction); *In re Oxford Health Plans, Inc.*, 192 F.R.D. 111, 114 (S.D.N.Y. 2000) (defendants conceded actual knowledge); *Miller v. U.S. Foodservice, Inc.*, 2005 WL 670558, at *7 (D. Md. Mar. 23, 2005) (allegations that defendant knew of internal control flaws, which could prevent detection of illegal activity, coupled with failure to correct flaws, and misrepresentations to audit committee, supported claim for breach of duty of care).

V. PLAINTIFFS DO NOT STATE A CLAIM UNDER SECTION 47 OF THE ICA.

As demonstrated in the Opening Memorandum at 35-36, numerous cases hold that rescission under Section 47 (or its Exchange Act counterpart, Section 29) is available only where a contract by its terms violates the ICA or requires such a violation. Plaintiffs do not contest that the Derivative Complaints contain no such allegations, and Plaintiffs' attempt to distinguish these cases is unavailing.

Plaintiffs' observation that *Zerman v. Jacobs*, 510 F. Supp. 132, 135 (S.D.N.Y. 1981) and *GFL Advantage Fund, Ltd. v. Colkitt*, 272 F.3d 189, 200-01 (3d Cir. 2001) held that unlawful *contracts* may be rescinded under Section 29(b), but not unlawful *transactions*, misses the point. (*See* Opp. at 27.) Although Plaintiffs here are seeking to rescind contracts, their allegations of wrongful "performance" amount to the same thing as the allegations of wrongful trading in *Zerman* or *GFL*, which were found not to constitute a violation of Section 47.[19] They also ignore the clear holdings in those cases, requiring allegations that the agreement at issue violates the ICA, or requires a party to violate the ICA. *See Zerman*, 510 F. Supp. at 135; *GFL*, 272 F.3d at 202. And Plaintiffs make no effort to distinguish the same holding in *Drasner v. Thomson McKinnon Sec., Inc.*, 433 F. Supp. 485, 501-502 (S.D.N.Y. 1977) (Section 29(b) "only renders void those contracts which by their terms violate the [Exchange] Act").

Plaintiffs' reliance on *Regional Props., Inc. v. Fin. and Real Estate Consulting Co.*, 678 F.2d 552, 560 (5th Cir. 1982) is misplaced. (*See* Opp. at 27.) As the Third Circuit noted in *GFL*, "the broker in *Regional Props.* could not carry out his obligations under the agreements without violating the Exchange Act, for performance of the agreements entailed selling partnership interests, which the broker lawfully could not do due to his failure to register as a broker-dealer." 272 F.3d at 201. At most, *Regional Props.* stands for the proposition that violations of the ICA that are "inseparable from the performance of the contract" support rescission under Section 29. *See id.* Plaintiffs here allege nothing of the sort.

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[19] Even if mere "performance" that violated the ICA could state a claim under Section 47 — and it cannot — Plaintiffs' failure to state claims under Section 36(b) and 36(a) of the ICA, *see supra*, means that their Section 47 claim should fail as well.

VI. PLAINTIFFS DO NOT STATE A CLAIM FOR CONTROL PERSON LIABILITY.

Plaintiffs concede that Section 48 of the ICA does not provide an independent basis for liability; rather, it imposes only "secondary liability" on those who controlled any person liable under the ICA. (Opp. at 28.) Because Plaintiffs have not stated a valid ICA claim against any person allegedly controlled, *see supra*, they have not stated a valid claim under Section 48, either.

VII. PLAINTIFFS' CLAIMS UNDER THE IAA SHOULD BE DISMISSED.

A. There Is No Private Right of Action for Damages under the IAA.

Plaintiffs admit that in *Transamerica*, the Supreme Court held that the IAA does not confer a private cause of action for damages. 444 U.S. 11 (*See* Opp. at 61.) Nevertheless, they ask this Court to allow them to proceed with their IAA claims on the untenable theory that Congress silently overruled *Transamerica* when it passed the Securities Law Enforcement Remedies Act of 1990 ("SLERA") and amended the IAA's jurisdictional section, Section 214, 15 U.S.C. §80b-14, to include "actions at law." But there is no indication in the legislative history or any other legal authority that supports this position.

Plaintiffs do not cite a single case that ever adopted this view, and they ignore the uniform caselaw since SLERA's adoption that continues to hold that there is no private right of action for damages under the IAA.[20] In fact, SLERA's amendment to Section 214 had nothing to do with expanding private rights of action. As the House Report on SLERA explained, the "principal purpose" of the Act was "to provide the Securities and Exchange Commission (Commission) with new remedial authority that will enable the agency to operate its enforcement program in a more flexible manner." H.R. Rep. No. 101-16 (1990), reprinted in 1990 U.S.C.C.A.N. 1379, 1380. The amendment to Section 214 simply was

[20] *See, e.g., Frailoi v. Lemcke*, 328 F.Supp.2d 250, 274 (D.R.I. 2004); *Morris v. Wachovia*, 277 F.Supp.2d 622, 643 (E.D. Va. 2003); *Goldstein v. Malcolm G. Fries & Assoc., Inc.*, 72 F. Supp. 2d 620, 624-25 (E.D. Va. 1999); *Shahidi v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 2003 WL 21488228, at *2 (M.D. Fla. Apr. 28, 2003).

"necessitated by the addition of new Section 209(e)" — enabling the SEC to obtain civil penalties — to the IAA. H.R. Rep. No. 101-16 (1990), reprinted in 1990 U.S.C.C.A.N. 1379, 1404.[21]

B. Plaintiffs Do Not Adequately Plead a Claim for Rescission under Section 215.

Plaintiffs' attempt to salvage a rescission claim under the IAA rests on the mistaken notion that Section 215 allows Plaintiffs to rescind contracts if "fraudulently made" or if "performance of the contracts perpetrated a fraud on the funds." (Opp. at 62.) But the text of Section 215 is virtually identical to Section 29(b) of the Securities Exchange Act of 1934, and very similar to that of Section 47 of the ICA. Under those provisions, courts have made clear that rescission is available *only* if the contract is unlawful or by its terms requires unlawful conduct. (*See supra* Section V; Opening Mem. at 35-36, 38-39.) Allegations of wrongful conduct in connection with a lawful contract do not state a rescission claim under Section 215. (*See* Opening Mem. at 36.)

The only two cases cited by Plaintiffs — *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180 (1963) and *Laird v. Integrated Resources, Inc.*, 897 F.2d 826 (5th Cir. 1990) — are inapposite. (*See* Opp. at 62.) *Capital Gains* was not an action for rescission, but rather a suit brought by the SEC under Section 206, concerning disclosure duties under that provision only. And in *Laird*, the adviser did not comply with specific SEC regulations promulgated under the IAA, which required the adviser to provide certain information to its customers in connection with entering into an investment advisory agreement.[22] *See Laird*, 897 F.2d at 828-29 & n.1; *see also* 17 C.F.R. § 275.204-3. No such violation is at issue here.

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[21] Moreover, the Supreme Court has rejected the notion that a private right of action can be inferred from the jurisdictional element of a statute. *See Touche Ross & Co. v. Redington*, 442 U.S. 560, 577 (1979) ("plaintiffs' rights must be found, if at all, in the substantive provisions of the 1934 Act . . . not in the jurisdictional provision."); *see also Krinsk v. Fund Asset Mgmt.*, 654 F. Supp. 1227, 1232 n.3 (S.D.N.Y. 1987) (rejecting notion that jurisdictional section of ICA creates private right of action; citing *Touche Ross*).

[22] Plaintiffs misleadingly state that "*Laird* flatly rejected defendants' argument" (Opp. at 62), when, in fact, *Laird* did not address it. Insofar as it concerned the IAA, *Laird* dealt principally with the question of whether plaintiffs' complaint sought rescission of trades or the advisory agreement. *See* 897 F.2d at 841. Moreover, contrary to Plaintiffs' position here, *see supra* Section VII.A., *Laird* holds that there is no private right of action for damages under the IAA. *See* 897 F.2d at 836, 840.

C. Plaintiffs' IAA Claims Do Not Satisfy Rule 9(b).

Plaintiffs' Opposition confirms that their IAA claims do not comply with Fed. R. Civ. P. 9(b):

- Plaintiffs do not address the uniform caselaw cited in the Opening Memorandum at 40 holding that IAA claims must satisfy Rule 9(b);
- They concede that Rule 9(b) requires pleading "with particularity, 'the time, place, and contents of the false representations, as well as the identity of the person making the misrepresentation and what he obtained thereby'" (Opp. at 63); and
- They almost completely ignore the caselaw cited in the Opening Memorandum at 41 holding that "group pleading" allegations do not satisfy Rule 9(b).[23]

Plaintiffs say they "have pleaded the time, place, and contents of the false representations, who made them, and what was obtained thereby." (Opp. at 64.) But in fact, there are no such specifics in the Derivative Complaints, *and Plaintiffs identify none.* Instead, as demonstrated in the Opening Memorandum at 40-41, their claims rest entirely on legally insufficient "group pleading" allegations.

D. No IAA Claim Can Lie against Defendants Who Are Not Parties to the Investment Advisory Agreements.

Plaintiffs concede that claims under the IAA can lie only against "investment advisers." (*See* Opp. at 64.) This means that Plaintiffs' IAA claims should be dismissed against defendants who are not alleged to have rendered investment advice, *e.g.*, the Fund Trustees, Fund sub-advisors, distributors and former distributors, broker-dealers, transfer agents, and the advisers' former officers, directors or employees. *See Washington v. Baenziger*, 656 F. Supp. 1176, 1177 (N.D. Cal. 1987) (IAA "only applies to 'investment advisors,' that is those who receive consideration for rendering investment advice").

Plaintiffs' attempt to stretch the definition of "investment adviser" to include any affiliated "providers of services to the Funds, who receive fees from the Funds" (Opp. at 64) is without legal basis. All of the cases cited by Plaintiffs involve persons alleged *actually to have provided investment advice*.[24]

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[23] Plaintiffs' only effort to address these cases is to cite *Dunn v. Borta*, 369 F.3d 421 (4th Cir. 2004) (*see* Opp. at 63, n.61), which is misleading at best. In *Dunn*, the Fourth Circuit declined to decide whether group pleading is available in this Circuit, and cited several cases in which it has been disavowed. *Dunn*, 369 F.3d at 434 & n.2.

[24] *See Abrahamson v. Fleschner*, 568 F.2d 862, 870-71 (2d Cir. 1976) (defendant general partners compensated under contracts for investment advisory services and were in the business of providing investment advisory services (continued)

In any event, Plaintiffs cannot assert IAA claims against individuals or entities who are not parties to the investment advisory agreement. As discussed *supra* and in the Opening Memorandum at 39-40, the *only* remedy available to civil plaintiffs under the IAA is rescission of the investment advisory agreement. And Plaintiffs plainly cannot bring a viable rescission claim against individuals or entities who are not parties to the contracts they seek to rescind. (*See* Opening Mem. at 41-42.)

E. Plaintiffs Do Not Adequately Plead Scienter.

Plaintiffs do not contest that their claims under Section 206(1) must be supported by particularized allegations of scienter. (*See* Opp. at 65-66.) Instead, they baldly assert that the Derivative Complaints plead scienter with respect to "each of the defendants." (Opp. at 66) But the Derivative Complaints are not so pleaded, and the Opposition identifies no such particulars. As demonstrated in the Opening Memorandum at 42-43, Plaintiffs' "group pleading," and their general allegations of motive common to any investment adviser — *e.g.*, to increase management fees — are not legally sufficient.

VIII. PLAINTIFFS HAVE NO STANDING TO ASSERT DERIVATIVE SECURITIES CLAIMS RELATING TO CERTAIN FUNDS.

Plaintiffs cannot avoid the basic principles of Article III and Fed. R. Civ. P. 23.1. Absent an investment in a fund in which market timing occurred, a plaintiff lacks the personal and individual interest *in the injury to that fund* (and in any relief paid to that fund) necessary to confer standing to sue for that injury.[25] Claims regarding funds in which Plaintiffs hold no shares also are inconsistent with the "contemporaneous ownership" requirement of Fed. R. Civ. P. 23.1, which ensures that "derivative actions

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(continued)
to others); *S.E.C. v. Berger*, 244 F. Supp. 2d 180, 192-93 (S.D.N.Y. 2001) (president, secretary and sole shareholder of a company was party to Investment Advisory Agreement pursuant to which company rendered investment advisory services for compensation); *S.E.C. v. Saltzman*, 127 F.Supp. 2d 660, 669-70 (E.D. Pa. 2000) (pursuant to the partnership agreement, general partner of limited partnership was compensated by limited partnership fund for investment advisory services rendered to the fund); *see also U.S. v. Elliott*, 62 F.3d 1304 (11th Cir. 1996) (defendants provided investment advice for compensation, even in the absence of an investment advisor contract; criminal prosecution under IAA where government not limited to rescission under Section 215).

[25] Recovery by a fund in which a particular plaintiff holds no interest would not benefit that plaintiff in any way, since such a recovery might increase the assets (and hence the NAV per share) of *that* fund, but would have no effect whatsoever on the assets or NAV per share of any other fund in which plaintiff *does* hold an interest. Thus, plaintiffs lack any financial stake in the outcome of claims which might be asserted on behalf of funds in which they own no interest. *Kaufman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 735-36 (3d Cir. 1970).

are brought by shareholders who have actually suffered injury and have an interest in the outcome of the case." *In re Bank of New York Deriv. Litig.*, 173 F. Supp. 2d 193, 197 (S.D.N.Y. 2001). Plaintiffs' continued attempt to assert these claims is baseless. *See Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560, 561 n.1 (1992) (the injury to the plaintiff must be "particularized," "mean[ing] that the injury must affect the plaintiff in a personal and individual way").

A. Plaintiffs Have No Standing to Sue on Behalf of Funds in Which They Own No Shares.

Plaintiffs concede that they are attempting to sue derivatively on behalf of mutual funds in which they hold no shares, but ask this Court to permit them to proceed with these suits on the basis that they own shares of Funds issued by the same "investment company," or, in other cases, by an investment company that is in the same "fund family." (*See* Opp. at 67-68.) Neither theory has legal merit.

1. Plaintiffs Have No Standing to Sue on Behalf of All Fund Series Issued by the Same "Registered Investment Company."

Plaintiffs erroneously contend that they should be entitled to pursue claims on behalf of a fund series they do not own if it is issued by the same "registered investment company" as another fund series they do own. (*See* Opp. at 69-76.)

a. For Purposes of Standing under the ICA, Each Fund Series Is Deemed to Be a Separate Investment Company, Even If Not Formally Registered as Such.

Plaintiffs' theory with respect to their ICA claims boils down to the observation that Section 36(b) of the ICA provides that an action "may be brought . . . by a security holder of such registered investment company on behalf of such company," and that Section 36(a) contains similar such language. (*See* Opp. at 69.) But their argument is a *non sequitur*. Even if ICA suits could be brought only on behalf of "registered investment companies, not mutual funds" as Plaintiffs contend (Opp. at 68), it does not follow that a shareholder in one fund series can sue on behalf of a registered investment company for injuries sustained by funds in which the shareholder owns no interest. It means only (at most) that if a shareholder of a fund series seeks to bring suit for injuries suffered in a fund series, such a suit must be brought on behalf of the registered investment company that issued the fund series. To hold otherwise would be inconsistent with Article III. *Cf. Gollust v. Mendell*, 501 U.S. 115, 116 (1991) (under Section 16(b) of the 1934 Act, plaintiff must have continuing interest in the outcome of the litigation, in order to "avoid the serious constitutional question that would arise under Article III from a plaintiff's loss of all financial interest in the outcome of the litigation . . . ").

Plaintiffs' theory also is contrary to the SEC's interpretation of the ICA. SEC Rule 12d3-1(d)(8) plainly states that individual mutual funds, *i.e.*, "series," should be treated as separate "investment companies" under the ICA:

> Any class or series of an investment company that issues two or more classes or series of preferred or special stock, each of which is preferred over all other classes or series with respect to assets specifically allocated to that class or series, shall be treated *as if* it is a registered investment company.

(Emphasis added). In addition, the SEC adopted Rule 18f-2 to require a majority of the shareholders of *each series* to approve matters affecting *that series*, explaining that:

> The individual series of such a company are, for all practical purposes, separate investment companies. Each series of stock represents a different group of stockholders with an interest in a segregated portfolio of securities.[26]

The SEC's interpretation of the ICA in no-action letters and interpretive positions has been to the same effect:

> Each series of a series investment company typically operates, for investment purposes, as a separate investment company. The Commission, through certain exemptive rules, and the staff in various no-action and interpretive positions, have recognized that a series is the *functional equivalent of a separate investment company* and have concluded that *an individual series should be deemed a separate investment company* in applying the various limitations and restrictions imposed by the 1940 Act.

In re Mutual Series Fund Inc., SEC No Action Letter, 1995 WL 693304, *7 (pub. avail. Nov. 7, 1995) (emphasis added). *See also In re Salomon Brothers Inc.*, SEC No Action Letter, 1995 WL 329631, *9 (pub. avail. May 26, 1995) ("[T]he staff, on a number of occasions, has treated individual portfolios of a

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[26] *Adoption of Rule 18f-2 Under the Investment Company Act to Insure Fair and Equitable Treatment of Shareholders of Investment Companies of the Series Type*, ICA Release No. 7276, Fed. Sec. L. Rep. (CCH) ¶ 78,933 at 82,017 (Aug. 8, 1972); *see also Mutual Fund Redemption Fees*, ICA Release No. 26782, 2005 WL 991255, at *22 (Mar. 18, 2005) (new SEC Rule 22c-2(c)(2) regarding redemption fees defines "fund" to "include[] a separate series . . . of an investment company" registered under the ICA).

single registered investment company as separate investment companies under other provisions of the 1940 Act that expressly apply to a 'registered investment company'") (citing several other instances). Contrary to Plaintiffs' position here, the mere fact that an individual fund series has not been formally organized as a separate legal entity and registered as an "investment company" is not controlling. "What controls . . . is the total separateness of the beneficial interest in the funds . . ." *Williams v. Bank One Corp.*, 2003 WL 22964376, *1 (N.D. Ill. Dec. 15, 2003).

The cases cited by Plaintiffs are not to the contrary. (*See* Opp. at 69-70.) *Lapidus v. Hecht*, 232 F.3d 679 (9th Cir. 2000) and *Wicks v. Putnam Inv. Mgmt.*, 2005 WL 705360 (D. Mass. Mar. 28, 2005) are simply inapposite:

- *Lapidus* addressed only the question of whether the claim of a shareholder in a fund series that suffered injury was direct or derivative. Although the court concluded that plaintiff's claim was derivative, the court did *not* hold — as Plaintiffs erroneously suggest — that the plaintiff had standing to maintain a derivative action for the benefit of *other* fund series in which he held no shares and which suffered no injury, as Plaintiffs here seek to do.
- *Wicks* simply concerned the application of Fed. R. Civ. P. 41(a)(1) — which bars the reassertion of claims that have been brought and dismissed twice before — to claims plaintiffs brought on behalf of funds in which they held shares, and which were alleged to have been injured. Moreover, each fund at issue was "a separate corporate entity with separate management contracts and share distribution plans . . . ." *Id.* at *3.

The other two cases on which Plaintiffs rely — *Barrett v. Van Kampen Merritt Inc.*, 1993 WL 95382 (N.D. Ill. Mar. 30, 1993) and *Batra v. Investors Research Corp.*, 1992 WL 278688 (W.D. Mo. Oct. 4, 1991) — were not only decided prior to the SEC no-action letters discussed above, but are also much more limited than Plaintiffs suggest:

- In *Barrett*, the court started from the narrow premise that a "complaint may be dismissed only if a plaintiff pleads herself out of court by alleging facts that show she is not entitled to judgment," and reasoned that it was "not beyond ken that the investment company governed by §36(b)" includes not only a particular fund series but the "entire collection of the funds' series" as well. 1993 WL 95382, at *2, *3. Thus, the court, which cited no authority on this point, declined to decide the issue because it believed it was "conceivabl[e]" that plaintiff might be able to obtain relief on behalf of the entire fund. *Id.*
- *Batra* involved a Section 36(b) challenge to a *single* investment advisory agreement providing for a fee on all fund assets, in the aggregate, which had been entered into by a series investment company as an entity. Because — unlike funds here — the advisory agreement applied to *each* fund in the series, the plaintiff stood to "benefit[] from any recovery of excessive fees" from the funds' adviser regardless of which fund series he owned. 1992 WL 278688, at *3.

b. State Law Does Not Give Plaintiffs Standing to Pursue Federal Claims on Behalf of All Fund Series Issued by a "Registered Investment Company."

Insofar as their non-ICA federal claims are concerned, Plaintiffs' reliance on state law is misplaced. (*See* Opp. at 75.) Whether or not investment companies have the capacity to sue and be sued under applicable state law, Fed. R. Civ. P. 23.1 requires that a derivative plaintiff be a shareholder of the corporation on whose behalf he or she sues. Nothing in the state-law cases cited by Plaintiffs negates this requirement, or deems it satisfied, simply because some other entity has the capacity to sue or be sued.

2. Plaintiffs Have No Standing to Sue on Behalf of All Fund Series in a "Fund Family."

Plaintiffs' contention that they have standing to bring suit on behalf of any fund series that is in the same "fund family" as one in which they own shares also is without merit. (Opp. at 76-80.) The putative basis for this claim — that each "fund family" ostensibly can be "viewed" as an "unincorporated association," "a single *de facto* entity," or a "*sui generis* legal entity" (Opp. at 76) — suffers from several legal defects.

First, as Plaintiffs themselves argue (for different purposes), the ICA permits suit only on behalf of "investment companies," not "fund families" or "unincorporated associations." (*See* Opp. at 69.)

Second, the Derivative Complaints themselves do not purport to be brought on behalf of "unincorporated associations," or anything of the sort. Rather, they are brought expressly on behalf of specific trusts or other business entities, named as nominal defendants. (*See, e.g.*, Janus Compl. ¶ 32.) Indeed, Plaintiffs' allegations of "demand futility" (albeit legally defective, as demonstrated *supra*) are directed to the alleged futility of making demand upon the boards of those trusts and other business entities, and *not* the comparable authority of some supposed "unincorporated association."

And third, Plaintiffs' observation that at least one "fund family" name is a registered trademark, and that at least one other has its own telephone listing — allegations made in the Opposition at page 78, but not pleaded — does not provide a legal basis for standing. *See Testa v. Janssen*, 482 F. Supp. 1195, 1200 (W.D. Pa. 1980) (trade name "merely a title used . . . to conveniently identify . . . companies").

B. Plaintiffs Have No Standing to Sue on Behalf of Non-Timed Funds Because They Have Not Alleged Injury in Fact.

Plaintiffs have no standing to bring suit on behalf of Funds in which no alleged market timing occurred (Opp. at 80-81), because they have not alleged that those Funds have suffered any injury. (*See* Opening Mem. at 47-49.) Nothing in Plaintiffs' Opposition changes this fact. Plaintiffs do not dispute that market timing in one fund has *no effect* on the NAV per share of any other fund. Instead, they rely entirely on conclusory assertions that market timing somehow harmed those other Funds due to "lost confidence" (Opp. at 81) or expenses that "*may* be shared among all Funds." (Alliance Compl. ¶ 4 (emphasis added).) These speculative statements plainly fail to satisfy Plaintiffs' Article III burden to plead "personal, particularized, concrete" injury. *Raines v. Byrd*, 521 U.S. 811, 820 (1997).

CONCLUSION

For the foregoing reasons, and those set forth in the Opening Memorandum, the Derivative Complaints should be dismissed in their entirety with prejudice.

Dated: May 20, 2005

Respectfully submitted,

CLIFFORD CHANCE US LLP

By: Mark Holland

Mark A. Kirsch
Mark Holland
Wesley R. Powell
Mary K. Dulka
Anthony M. Candido
Margaret M. Snyder
31 West 52nd Street
New York, New York 10019
Tel: 212.878.8000
Fax: 212.878.8375
mark.holland@cliffordchance.com

Attorneys for Defendants Alliance Capital Management L.P., Alliance Capital Management Holding L.P., Alliance Capital Management Corporation, Marc O. Mayer, Roger Hertog, and Tak-Lung Tsim

Of Counsel:

Paul K. Rowe
Stephen R. DiPrima
Martin J.E. Arms
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, New York 10019
Tel: 212.403.1000
Fax: 212.403.2000
pkrowe@wlrk.com
srdiprima@wlrk.com
mjearms@wlrk.com

-and-

James D. Mathias
David Clarke, Jr.
Strider L. Dickson
DLA PIPER RUDNICK GRAY CARY US LLP
6225 Smith Avenue
Baltimore, Maryland 21209
Tel: 410.580.3000
Fax: 410.580.3001
james.mathias@dlapiper.com
david.clarke@dlapiper.com
strider.dickson@dlapiper.com

Attorneys for Defendants Bank of America Corporation, Bank of America, N.A., Banc of America Securities, LLC, Banc of America Capital Management, LLC, BACAP Distributors, LLC, Columbia Management Group, Inc., Columbia Fund Services, Inc., Columbia Funds Distributor, Inc., Columbia Wanger Asset Management and Columbia Management Advisors, Inc.

Mark A. Perry
Andrew S. Tulumello
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Tel: 202.955.8500
Fax: 202.955.8500
mperry@gibsondunn.com
atulumello@gibsondunn.com

Attorneys for Defendants Janus Capital Group Inc. and Janus Capital Management LLC

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for the Franklin-Templeton Defendants

Daniel J. Kramer
Liza M. Velazquez
PAUL, WEISS, RIFKIND, WHARTON
& GARRISON LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Tel: 212.373.3000
Fax: 212.757.3990
dkramer@paulweiss.com
lvelazquez@paulweiss.com

Attorneys for Defendants JPMorgan Chase & Co., Bank One Corporation, Banc One Investment Advisors Corporation, Bank One High Yield Partners, LLC, One Group Dealer Services, Inc. and One Group Services Company

Richard J. Morvillo
Aimee D. Latimer
F. Ryan Keith
CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Tel: 202.624.2500
Fax: 202.628.5116
morvillo@crowell.com
alatimer@crowell.com
frkeith@crowell.com

Attorneys for Defendant Thomas A. Hooker, Jr.

Bruce E. Clark
William L. Farris
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, New York 10004-2498
Tel: 212.558.4000
Fax: 212.558.3588
clarkb@sullcrom.com
farrisw@sullcrom.com

Attorneys for Defendants Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc., Strong Investor Services, Inc., Ronald C. Ognar, Dana Russart, Thomas H. Ripley, and Jahn Hanshaft

Jeffrey B. Rudman
William H. Paine
Michael G. Bongiorno
Jonathan A. Shapiro
Joanne Monteavaro
WILMER CUTLER PICKERING HALE
& DORR LLP
60 State Street
Boston, MA 02109
Tel: 617.526.6000
Fax: 617.526.5000
jeffrey.rudman@wilmerhale.com
william.paine@wilmerhale.com
michael.bongiorno@wilmerhale.com
jonathan.shapiro@wilmerhale.com
joanne.monteavaro@wilmerhale.com

Attorneys for Defendants Sun Life Financial, Inc., Massachusetts Financial Services Company, MFS Fund Distributors, Inc., and MFS Service Center

Maeve O'Connor
DEBEVOISE & PLIMPTON LLP
919 Third Avenue
New York, NY 10022
Tel: 212.909.6000
Fax: 212.909.6836
moconnor@devevoise.com

Attorneys for Defendants Amvescap PLC; INVESCO Funds Group, Inc.; INVESCO Distributors, Inc.; INVESCO Institutional (N.A.), Inc.; INVESCO Assets Management Ltd.; INVESCO Global Assets Management (N.A.); AIM Management Group, Inc.; AIM Advisers, Inc.; AIM Investment Services, Inc.; AIM Distributors, Inc.; Fund Management Company

Phil C. Neal
Mark A. Rabinowitz
NEAL, GERBER & EISENBERG LLP
Two North LaSalle Street
Suite 2200
Chicago, Illinois 60602
Tel: 312.269.8083
Fax: 312.269.1747
pneal@ngelaw.com
mrabinowitz@ngelaw.com

Attorneys for Defendants Charles P. McQuaid, Ralph Wanger and Columbia Wanger Asset Management

Richard Schoenstein
Theodore A. Kittila
PAUL, HASTINGS, JANOFSKY & WALKER LLP
75 East 55th Street
New York, New York 10022
Tel: 212.318.6000
Fax: 212.230.5131
richardschoenstein@paulhastings.com
theodorekittila@paulhastings.com

Attorneys for Defendants Excelsior Funds Trust, Excelsior Funds, Inc., and Excelsior Tax-Exempt Funds, Inc.

John F. Pritchard
Eric T. Streck
PILLSBURY WINTHROP SHAW PITTMAN LLP
1540 Broadway
New York, NY 10036
Tel: 212.858.1000
Fax: 212.858.1500
jpritchard@pillsburylaw.com
estreck@pillsburylaw.com

Attorneys for Defendants U.S. Trust Corporation, United States Trust Company of New York, U.S. Trust Company, N.A. and James L. Bailey

Christopher P. Hall
John M. Vassos
Todd D. Brody
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Tel: 212.309.6000
Fax: 212.309.6001
chall@morganlewis.com
jvassos@morganlewis.com
tbrody@morganlewis.com

Attorneys for Defendants Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Deutsche Investment Management Americas, Inc., Investment Company Capital Corp., Scudder Distributors, Inc., Scudder Investments

Paul J. Fishman
Andrew W. Goldwater
FRIEDMAN KAPLAN SEILER & ADELMAN LLP
1633 Broadway
New York, New York 10019
Tel: 212.833.1100
Fax: 212.833.1250
pfishman@fklaw.com
agoldwater@fklaw.com

Attorneys for Defendant Mark A. Beeson

Thomas L. Taylor III
Asa S. Hami
MORGAN, LEWIS & BOCKIUS LLP
300 S. Grand Avenue
22nd Floor
Los Angeles, CA 90071-3132
Tel: 213.612.2500
Fax: 213.612.2501
tltaylor@morganlewis.com
ahami@morganlewis.com

Attorneys for Defendant William N. Post II

Darryl P. Rains
Bryan J. Wilson
MORRISON & FOERSTER LLP
755 Page Mill Road
Palo Alto, CA 94304-1018
Tel: 650.813.5600
Fax: 650.494.0792
drains@mofo.com
bwilson@mofo.com

Attorneys for Defendants The Charles Schwab Corporation

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Tel: 212.715.1000
Fax: 212.715.1399
stewart_aaron@aporter.com

Attorneys for Defendants Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, B. Joseph White and Gregory S. Duch

Michael W. McTigue, Jr.
DRINKER BIDDLE & REATH LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103
Tel: 215.988.2700
michael.mctigue@dbr.com

Attorneys for Defendants Rodman L. Drake, Morrill Melton Hall, Roger M. Lynch, Jonathan Piel, and Frederick S. Wonham.

Peter M. Collins
HOLLYER BRADY BARRETT
& HINES LLP
551 Fifth Avenue
New York, New York 10176
Tel: 212.818.1110
Fax: 212.818.0494
pcollins@hollyerbrady.com

Attorneys for Defendants The Alger Fund, The Alger Institutional Fund, The Alger American Fund, The Spectra Fund, The China U.S. Growth Fund, Castle Convertible Fund, Inc., John T. Sargent, Stephen E. O'Neil, Nathan E. Saint-Amand, Charles F. Baird, Roger P. Cheever and Lester L. Colbert

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel: 212.475.4700
Fax: 212.575.6560
dapollack@pollacklawfirm.com
etmcdermott@pollacklawfirm.com
azaccaria@pollacklawfirm.com

Attorneys for Defendant Lawrence J. Lasser